Pacific Rim Mining Corp. FINAL Pre-Feasibility Study El Dorado Project El Salvador

Prepared for: Pacific Rim Mining Corp. 625 Howe Street, Suite 410 Vancouver, British Columbia V6C 2T6 +1.604.689.1976 Prepared by:

Project Reference No: 151401

January 21, 2005

FINAL Pre-Feasibility Report El Dorado Project, El Salvador

Prepared for: Pacific Rim Mining Corp. 625 Howe Street, Suite 410 Vancouver, British Columbia V6C 2T6 +1.604.689.1976 Prepared by:

Pacific Rim Mining Corp.
625 Howe Street, Suite 410
Vancouver, BC Canada V6C 2T6
+1.604.689.1976

SRK Project Number 151401
SRK Consulting
7175 West Jefferson Ave., Suite 3000
Lakewood, Colorado USA 80235
Tel: +1.303.985.1333
Fax: +1.303.985.9947
E-mail: Denver@srk.com
Web site: www.srk.com

     Contact:
Nick Michael
nmichael@srk.com

January 21, 2005

Compiled by: William Tanaka Timothy Mosey Sam Mah Alva Kuestermeyer Nick Michael	Endorsed by: William Tanaka

Project Consultants	Qualified Person

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EXECUTIVE SUMMARY

SRK Consulting (“SRK”) was commissioned by Pacific Rim Mining Corp. (“PacRim”) in March of 2004 to prepare a Canadian National Instrument 43-101 (“NI 43-101”) compliant Pre-Feasibility Study for the El Dorado Project located in El Salvador. This Pre-Feasibility Study is intended to be used by PacRim to further the development of the El Dorado Project primarily by facilitating:

  The conversion of the exploration licenses to exploitation concessions, and
  Development of capital fund-raising activities.

SRK’s opinion contained herein and effective January 21, 2005 is based on information provided to SRK by PacRim throughout the course of SRK’s investigations as described in the report.

Property Description

PacRim is developing an underground gold project in northeastern El Salvador known as the El Dorado Project. The El Dorado Project is located approximately 70km northeast of San Salvador, the capital of El Salvador, on the border of the Great Interior Valley and the Northern Mountain Ranges. The El Dorado Project area is connected with Sensuntepeque, San Isidro and Ilobasco via a recently (1996) improved asphalt highway. The original mine site and current center of operations is located about 200m from the highway. Within the exploration license area, a network of compacted dirt and rock roads has been constructed that provides access throughout most of the central project area.

Two Exploration Licenses, named El Dorado Norte and El Dorado Sur comprise the El Dorado project. PacRim has obtained a title opinion dated June 6, 2003, prepared by Rusconi- Valdez & Asociados, which states that the licenses are in good standing. Their nominal expiration date was January 1, 2004, and the company applied to extend the licenses to January 1, 2005. After that date it can maintain its mineral rights by converting the exploration licenses to exploitation concessions. On December 22, 2004 PacRim presented the formal request and supporting documents for the conversion of the exploration licenses to an exploitation concession. The authorization of the consession is pending.

Exploration and resource estimation work completed to-date indicate 1.7Mt with an average grade of 11.3gpt gold and 71.2gpt Ag in the Minita and Minita 3 veins. These veins are steeply dipping (+70º) and vary in true thickness from 0.5m – 9.4m and average 3.3m.

An underground mine with a decline and truck haulage is planned. Blasthole stoping with continuous waste rock backfill, also known as the Avoca, modified Avoca, or bench & fill mining method is the planned mining method. Daily mine production and plant throughput is planned to be 750tpd.

Metallurgical testing confirms recoveries in excess of 90% gold and 80% silver can be achieved using a cyanide leach circuit with counter-current decantation ("CCD") and Merrill-Crowe metal recovery.

History

The colonial Spanish discovered gold in the district in the early 1500’s. They conducted shallow surface trenching and pitting in the El Dorado and surrounding areas. At El Dorado limited

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operations ceased in 1894 and the deposit remained dormant until 1942 when the New York and El Salvador Mining Company ("NYESMC") acquired the property. NYESMC commenced mining and milling operations in 1948 and ended in 1953. From 1953 to present the owners of the property conducted various exploration programs.

The main historic production at El Dorado was derived from four main veins in an area about 700m long and 300m wide. These were the Minita, Zancudo, Minita 3 and El Dorado veins all in the El Dorado mine area, the first two of which account for the bulk of historic production. Of these four, the Minita and Minita 3 veins form the resource and reserve statements presented in this report. Other veins including Zancudo and La Coyotera have undergone significant sampling and study but are treated here solely as exploration targets.

The previous 10 years of recent exploration on the El Dorado project includes extensive mapping of mineralized structures, litho-geochemical sample collection, trenching and drilling. There have been numerous ancillary studies including environmental baseline work. Historic estimates are presented in this report for completeness and perspective.

Geology

El Salvador can be divided into four morphological-geological units: Coastal Plains, Coastal Ranges, Great Interior Valley, and the Northern Mountain Ranges. The Coastal Plains occur in the western and southern part of the country and consist of alluvial deposits, spits, and mangrove swamps. The Coastal Ranges consist of the Tacuba, Balsam, and Jucuaran ranges which are composed of the Pliocene Balsamo formation. The Great Interior Valley is a heterogeneous basin with low mountain topography composed of eroded volcanoes and the intermountain basins (Metapan, Rio Lempa, Rio Titihuapa, and Olomega). Active Pleistocene volcanoes occur in the southern part of the valley. The Northern Mountain Ranges are dominantly composed of the Tertiary Chalatenango and Morazan formations.

The structural geology of El Salvador is dominated by several fault systems, the most important of which strikes east-west and extends from the Guatemalan border eastward to the northern edge of the Olomega basin. Northwest-trending faults are part of a prominent tectonic element that trends across Central America and includes the Nicaragua Depression. A major set of northeast-trending faults is referred to as the Trans-Salvador Fault Zone and may be the oldest of the three structural fabrics discussed above. The El Dorado district is situated where the three structural trends described above intersect. This structural intersection may have been important in localizing volcanic and hydrothermal activity on a regional scale.

PacRim’s approach has focused on understanding the local vein structures looking to define maximum extension areas for exploration drilling as well as drill testing other prominent veins in the district using the models developed for the Minita deposit.

The El Dorado license area contains many deposits, prospects and occurrences in veins, hot spring deposits and hydrothermal (?) breccias. They are found in three sub-districts, Northern, Central and Southern, which are distinguished by the dominant vein orientations and level of hydrothermal system exposed on the present-day surface. Complex, multistage paragenetic histories are best displayed in what appear to be higher level veins such as La Coyotera, San Matias and Nueva Esperanza. Veins of the immediate El Dorado mine area (Minita, Minita 3, Zancudo, El Dorado, and Rosario) appear to have been more deeply eroded.

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The gold- and silver-bearing veins of the El Dorado district, of which at least 36 exceed one-meter in width, occur over an area exceeding 50km2. Vein mineralization is dominated by chalcedonic quartz and calcite and ranges in width between 0.25m and 15m in surface exposures. The Minita vein at the surface is seldom greater than 0.5m wide. Individual veins are generally less than 500m in length but range up to 2km in length, dip steeply, and generally form ridges. Some systems of related, en echelon veins have been traced for up to 3km.

Resources & Reserves

The grade models upon which the resources and reserves are based were developed and constructed by MDA in conjunction with PacRim geologists and others. SRK has reviewed the models generated for the Minita and Minita 3 veins which contain the resources and reserves reported in this study.

The methods employed by MDA in constructing the grade model are consistent with industry practice for estimation of narrow veins. MDA worked closely with PacRim geologists who gave insight and guidance to the styles of mineralization. The vein-specific composites were examined in long section for vein limit and domain definition. Upon completion of the domain definition the selected composites within each vein and domain were analyzed statistically and geostatistically to develop appropriate estimation parameters.

MDA classified the resource in order of increasing geological and quantitative confidence, into Inferred, Indicated and Measured categories according to the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) – Definitions adopted by CIM Council August 20, 2000 and therefore also in accordance with Canadian National Instrument 43-101. A mineral resource, also using CIM definitions is defined “as a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.”

Mineral Reserves, shown in Table 1, are estimated using a cutoff grade derived from a gold price of US$350/oz and a silver price of US$5.00/oz.

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Table 1: Mineral Reserve Statement (21 January 2005)

		Grade	Ounces	Grade	Ounces	Grade	Ounces
	Tonnes	(g Au/t)	(Au)	(g Ag/t)	(Ag)	(g AuEq/t)	(AuEq)

Proven
Minita	648,480	10.33	215,475	69.70	1,453,187	11.33	236,235
Minita 3	63,469	7.56	15,433	54.02	110,238	8.33	17,007
Total	711,949	10.088	230,908	68.303	1,563,425	11.064	253,242
Probable
Minita	756,979	9.28	225,819	54.08	1,316,192	10.05	244,622
Minita 3	135,955	7.79	34,031	59.12	258,399	8.63	37,722
Total	892,934	9.051	259,850	54.848	1,574,591	9.835	282,344

Proven & Probable
Proven	711,949	10.09	230,908	68.30	1,563,425	11.06	253,242
Probable	892,934	9.05	259,850	54.85	1,574,591	9.83	282,344
Total	1,604,883	9.51	490,758	60.82	3,138,016	10.38	535,586

Notes: Based upon a 5.0gpt cut-off grade, US$350/oz Au and US$5.00/oz Ag market price.

Mining

El Dorado is a steeply dipping, narrow vein gold deposit with an estimated mineral resource of over 1.7Mt averaging 11.3gpt Au and 71.2gpt Ag (5.0gpt gold equivalent cutoff grade) for the principal veins considered, the Minita and Minita 3. The average width of these veins is approximately 3.3m. Without considering cutoff, the geologic tonnes are estimated at 2.1Mt at 9.4gpt gold and 58.4gpt silver.

The bench and fill method is the technique selected for this study.

The planned stope unit consists of a drill level and an extraction level with crosscut entries on both ends. Downholes (63.5mm diameter) will be drilled in the block between the two levels on a 1.5m x 2.0m pattern. Sub-levels will be spaced 20.0m apart from sill to sill. A minimum stope width of 1.5m is planned with a 16.8m stope height. A slot raise will be blasted at the end of the stope connecting the two levels to provide a free face for blasting. Several rows at a time will be blasted from the end of the block. The broken ore will be mucked out from the lower drift retreating longitudinally towards the accesses. The LHDs ("Load Haul Dump") will be equipped with remote controls to permit the operator to stand in a safe location when the LHD must operate beyond the safety of the supported brow.

Unconsolidated backfill material will be brought into the stope from the far end of the drill level from a footwall access drift. The backfill will be dumped into the void and the backfilled portion of the stope will be advanced.

The ore will be mined in slices retreating along strike from one access crosscut to the next. Uncemented backfill waste rock will be brought in at the upper level and placed in the stope void following the retreat of the ore production. The backfill will confine the blasted ore close to the mucking drift brow and will provide passive ground support as the stope extraction continues.

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When backfilling at each horizon is complete, mine production will proceed to the next sublevel above.

When all of the stopes on one sub-level are backfilled, the drill drift will become the extraction drift for the stopes on the level above. The drill drifts will be mined along the strike of the vein from the ends of the vein access crosscuts. The vertical interval between levels is planned at 20m from sill to sill. Drill drift development will utilize single-boom electric-hydraulic jumbos. The planned drift height is 4.0m, enough to accommodate the pneumatic drill later. The planned width of the drift is variable. The minimum is 3.2m and the maximum will be determined by the maximum width of the vein (with some room to position the pneumatic drill boom). The minimum drift width is constrained by the size of equipment selected. For this report, the width has been selected to accommodate a 3.0m 3 LHD. SRK recommends a cost benefit analysis be completed to determine the optimal LHD size for this deposit balancing factors such as productivity, dilution and operating costs.

Resuing will be used to drive the sill drifts where the ore is narrow. Where the vein width is appropriate, the blast holes in the vein will be blasted and mucked out first. The remaining holes in waste will be blasted later. This technique requires some additional time for advancing the face, but the dilution will be substantially less.

Waste produced by mining the footwall access, drifts, crosscuts and other excavations will be used for backfill “locally”. Backfill will only be hauled underground from the surface stockpile when it is unavailable from underground sources. It is anticipated that additional backfill material will be required over the life of mine. Waste rock from development will be hauled to the surface for storage only when the stopes are out of the backfill cycle.

A mining stope recovery of 98% is planned to account for mining losses. Dilution was calculated on a block-by-block basis to account for the variability in dilution percentages associated with variations of the vein thickness. The estimated is to 33.2% .

To accomplish the planned production target of 750tpd, ore tonnages will be sourced 16% from development sills, and 84% from bench and fill stopes.

Preproduction mine development requires approximately 24 months. When production starts, the first year production averages 399tpd for the first three months. During this time, the development drifts in ore will be excavated above and below the first bench and fill stopes. Next, the stope production starts. The average daily production rate will increase to the full production rate of 750tpd by month 6.

The mine plan relies on 28t trucks to haul ore from the mine through the access ramp system. The same trucks will be used to haul waste development rock from the mine and to haul backfill material from surface to underground. The LHD fleet will be based on 3.0m 3 units. This size is a compromise; a larger unit could be used for main ramp development and a smaller unit could be used effectively in the narrow portions of the vein. Overall, the 3.0m 3 units are the smallest units that can work productively with the 28t trucks. Ejector buckets will be required.

The mine life is estimated at 6.2 years based on the mineral reserves.

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Metallurgy & Processing

The gold-silver mineralization had been identified as acanthite, electrum, and native gold and native silver. The sulfide mineralization is pyrite, chalcopyrite and trace sphalerite and galena. The gold and silver mineralization is fine grained. Check assaying of geologic samples indicate a variance of less than 2% between sample splits. This confirms the absence of “nugget” gold. Gravity separation was not considered as a viable recovery process.

The leaching tests indicate that fine grinding (200 mesh), long leach times (48hrs hours), and high cyanide strengths are required to achieve optimum gold and silver recoveries.

The operating recoveries for the El Dorado process plant are estimated to be 92% for gold and 88.3% for silver. In testing under optimum conditions, McClelland averaged 92.5% gold and 88.8% silver extractions. Pocock’s counter current decantation ("CCD") balances indicate soluble recoveries of 99.2% to 99.6% in a 4-stage CCD circuit. The soluble recovery in the planned 5-stage CCD circuit will be 99.5% . Other losses for the plant slag and unaccounted losses will total about 0.45% recovery loss.

The El Dorado process plant has a design throughput rating of 750tpd at 90% availability. The ball mill and thickeners are sized for a 1,000tpd maximum throughput circuit. The design crushing system is rated at 130tph, which will provide crushing on a 8-hour shift for a 835tpd. The Merrill-Crowe and refinery systems are sized to handle the 1,000tpd system. The leaching system is designed to provide 50 hours retention time at 835tpd. In order to increase total plant throughput to 1,000tpd, additional tanks will be required. Excess leaching time should be avoided. McClelland’s test work indicates that even with pretreatment slight preg robbing will occur at 48-72 hours leach time. A conventional 5-stage CCD plant with doré recovery by zinc precipitation (Merrill-Crowe) will be used. Other options are filtration with a zinc precipitation or Carbon in Leach ("CIL") with doré recovery by electrowinning. The favorable settling characteristics of the ore favor the CCD over filtration. Numerous studies of the economics of CIL vs. CCD indicate that when the recovered silver to gold ratio is over 3.5, the economics favor the CCD. The El Dorado ratio is 8.0:1. The CCD system reduces the amount of cyanide reporting to the Inco cyanide destruction unit by one-third to one-half, reducing the Inco reagent costs.

Tailing Storage Facility

The life of mine and tailings dam design assumes 10 years of ore production at 1000tpd or 360kt/yr, i.e. a total storage requirement of 3.6Mt. The tailings dam will be constructed in phases. The first phase of construction will accommodate the 1.6Mt of tailings which will be generated, and is the focus of analysis in this study.

The gold tailings originate from a mining, milling and CIP process and production will be approximately 1000tpd at slurry solid to water ratio of 48:52. The tailings product particle size distribution is stated to be 80% minus 200mesh.

The Tailings Storage Facility ("TSF") will consist of the construction of main embankment which will allow for the storage of tailings in a naturally occurring basin. A seismic acceleration of 0.4g is assumed. The main embankment as proposed has a crest length of approximately 295m and a height of 31m from the downstream toe to the crest. The stability analyses performed indicate

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that the embankment has sufficient static and pseudo-static stability under circular failure conditions.

The containment for the facility will be provided by a composite liner system consisting of a geomembrane-soil liner system. The liner system will be placed on the upstream face of the embankment and the base of the impoundment. A 60mil smooth HDPE liner has been selected for slopes at or less than 3.5:1 (H:V), while a double textured liner will be used on slopes greater than 3.5:1 (H:V).

Barge-mounted pumps will be used to reclaim water from the tailings dam for either process plant makeup or discharge purposes. The supernatant pool and barge will be located against the north perimeter of the TSF, adjacent to the process plant. Sub-aerial, thin-layer managed deposition has been chosen for tailings deposition. Sufficient infrastructure such as tailings pipeline and spigot points, around the perimeter of the facility is included to achieve this objective.

The closure plan intends to maintain a dry surface after closure by installing a spillway through the north dyke. The tailings cover will be designed based on results of a tailings consolidation analysis and on the geochemical characteristics of the materials used to construct the cover. The cover may include geotextile and natural soils.

Environmental

The project is designed to meet El Salvador laws and regulations and international and North American good practices for engineering design and environmental management. Comprehensive environmental and social baseline studies have been completed to provide supporting information for project design and the project environmental impact study ("EIS"). The EIS has been prepared in accordance with the Terms of Reference issued by the Ministry of the Environment and Natural Resources ("MARN"), and World Bank Group/International Finance Corporation ("IFC") guidelines. The EIS was submitted to MARN in early September 2004.

Project Schedule

The overall pre-production project schedule is driven by the underground mine development, and results in a start of production in the second quarter of 2007. This provides for 24 months for engineering procurement, construction and commissioning of the process plant, and includes two wet seasons and 2 dry seasons for construction of the tailings dam.

Capital & Operating Costs

LoM capital and operating cost summaries are shown in Tables 2 and 3, respectively.

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Table 2: LoM Operating Cost Summary

Cost Category		Unit Cost	Total Cost
		(US$/t-milled)	(US$ million)
Mining Cost		$27.15/t	$44.280
Mill Processing		$14.00t	$22.835
G&A		$8.53/t	$13.913
TOTAL OPERATING (1)		$49.68/t	$81.029
	US$/oz-Au	$162.61/oz-Au
(1) Excludes royalties and refining charges.

Table 3: LoM Capital Cost Summary

Cost Center	-2	-1	1	2	3	4	5	6	7	8	9	10	Total
Mine	6.03	14.38	7.73	2.61	2.55	2.56	.05	0	0	0	0	0	35.92
Processing	0.95	12.64	0	0	0	0	0	0	0	0	0	0	13.59
Tailings	1.90	2.78	0	0	0	0	0	0	0	0	0	0	4.68
Infrastructure	2.63	1.12	0	0	0	0	0	0	0	0	0	0	3.76
Env. Mgmt.	0.21	0.35	0	0	0	0	0	0	0	0	0	0	0.56
Closure/Recl.	0	0	0	0	0	0	0	0	0.21	1.53	0.59	.16	2.49
Owner	2.55	2.31	1.00	0	0	0	0	0	0	0	0	0	5.86
Total	14.27	33.59	8.73	2.61	2.55	2.56	.05	0.00	0.21	1.53	0.59	.16	66.86

Technical-Economic Results

The technical-economics are based upon work performed by PacRim’s engineers and consultants and has been prepared on an annual basis. The economic model was developed by SRK. Assumptions used are discussed in detail throughout this report and are summarized in Table 4.

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Table 4: Technical-Economic Model Parameters

Model Parameter	Technical
Input
General Assumptions
Pre-Production Period	2years
Mine Life	6.2years
Operating Days	365days
Production Rate (avg.)	750tpd
Stockpile (avg.)	10days
Market
Gold Price	US$400.00/oz
Silver Price	US$6.00/oz
Refinery Charges
Treatment	US$0.17/oz doré
Gold Refining	US$0.50/oz
Transportation (500kg or less)	US$1,875/shipment
Transportation (over 500kg)	US$3,000/shipment
Air Freight (45kg or less)	US$6.00/kg
Air Freight (over 45kg)	US$4.50/kg
Royalty
Government	2.00%
Owner	1.50%

Economic Results are summarized in Table 5. The project cash cost is US$162.61/Au Eq oz, (or US$49.68/t -milled). The pre-tax base case valuation result of NPV8% (US$17.0million) .

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Table 5: Technical-Economic Results

Description	Technical Input
or Result
Ore
Ore Milled	1,631kt
Recovered Gold	457koz
Recovered Silver	2,791koz
Revenue (US$000s)
Gross Revenue	$199,320
Market Price Gold	US$ 400/oz
Market Price Silver	US$ 6.00/oz
Refinery & Transport Charges	$1,488
Net Smelter Return	$197,832
Government Royalty	$3,986
Credit for Advance Royalty	($600)
NSR Royalty	$2,967
Gross Income From Mining	$191,478
Realized Price (Gold)	US$419.31/Au-Eq oz
Operating & Capital Cost (US$000s)
Mining	$44,280
Process	$22,835
G&A	$13,913
Total	$81,029
Cash Cost (US$/oz)	$162.61/oz
Cash Cost (US$/t-milled)	$49.68/t
Cash Operating Margin	$110,450
(US$/oz)	$221.65/oz
(US$/t-milled)	$67.72/t
Capital Cost (US$000s)
Mining	$35,917
Mill & Infrastructure	$22,021
Other Capital	$8,917
Total	$66,855

Cash Flow (NPV0% )	$43,594
(NPV8% )	$16,992

Sensitivity analysis suggests that the project is most sensitive to gold production and gold price. Sensitivity on operating and capital cost is closely matched, with the project being only slightly more sensitive to operating costs.

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Tables

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Exhibits

Exhibit 7.1:	Environmental Management Plan Cost Estimate (USD)	143
Exhibit 7.2:	Closure Costs Estimate (USD)	145
Exhibit 12.1:	Technical – Economic Model	178

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Figures

Appendices

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1.0             INTRODUCTION

SRK Consulting (“SRK”) was commissioned by Pacific Rim Mining Corp. (“PacRim”) in March of 2004 to prepare a Canadian National Instrument 43-101 (“NI43-101”) compliant Pre-Feasibility Study for the El Dorado Project located in El Salvador.

1.1             Terms of Reference

This Pre-Feasibility Study is intended to be used by PacRim to further the development of the El Dorado Project primarily by facilitating:

	•	The conversion of the exploration licenses to exploitation concessions, and
`	•	Development of capital fund-raising activities.

It is further intended that PacRim may use the Pre-Feasibility Study for any lawful purpose to which it is suited. The Study has been prepared in general accordance with the guidelines provided in NI43-101 Standards of Disclosure for Mineral Projects.

1.2             Basis of the Report

The underlying technical information upon which this study is based represents a compilation of work performed by several independent consulting firms beginning in late 2003. Specifically, the following studies have been contracted and completed:

	•	NI43-101 Compliant Geologic Resource Estimate – Mine Development Associates, (November 2003),

`	•	Process Plant Flowsheet Development, Plant Design & Capital Cost Estimate – Mine & Mill Engineering, Inc., (September 2004),

	•	Metallurgical Testing, Review and Operating Cost Estimate – McClelland Laboratories, Inc., (July 2004),

	•	Geotechnical Design Parameters – Call & Nicholas, Inc., (March 2004),

	•	NI43-101 Compliant Conceptual Underground Mine Design, Capital/Operating Cost Estimate and Mineable Reserve Estimate – McIntosh Engineering Inc., (January 2005),

	•	Pre-feasibility Tailings Impoundment Design and Capital Cost Estimate – Vector Colorado LLC, (August 2004), and

	•	Environmental Impact Study – Vector Colorado LLC (in conjunction with CTA Guatemala), (September 2004).

The above studies and additional references for this Pre-Feasibility Study are listed in Section 13. SRK has reviewed the project data and incorporated the results thereof, with appropriate comments and adjustments as needed, in the preparation of the project pre-feasibility economic analysis.

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In the case of mine operating and capital costs, SRK’s review and analysis of the work performed by McIntosh Engineering Inc. was limited by not having access to original electronic versions of MS Excel calculation sheets. Only hand-coded versions of output were available for review. SRK reviewed several aspects of the cost estimates and applied adjustments where necessary, however SRK was not able to completely verify the overall operating and capital cost estimates.

SRK made a site visit to the El Dorado Project in May 2004. The site visit was conducted by Mr. William Tanaka, Principal Geological Engineer and Qualified Person as defined under NI43-101. SRK also made a visit to the El Dorado Project site in January 2004 to review the scope of the environmental and social baseline studies and environmental impact study.

1.3             Limitations & Reliance on Information

SRK’s opinion contained herein and effective September 15, 2004 is based on information provided to SRK by PacRim throughout the course of SRK’s investigations as described in Section 1.2, which in turn reflect various technical and economic conditions at the time of writing. Given the nature of the mining business, these conditions can change significantly over relatively short periods of time.

The achievability of LoM plans, budgets and forecasts are inherently uncertain. Consequently actual results may be significantly more or less favorable.

This report includes technical information, which requires subsequent calculations to derive subtotals, totals and weighted averages. Such calculations inherently involve a degree of rounding and consequently introduce a margin of error. Where these occur, SRK does not consider them to be material.

SRK is not an insider, associate or an affiliate of PacRim, and neither SRK nor any affiliate has acted as advisor to PacRim or its affiliates in connection with the El Dorado Project. The results of the study by SRK are not dependent on any prior agreements concerning the conclusions to be reached, nor are there any undisclosed understandings concerning any future business dealings.

SRK reviewed a limited amount of correspondence, pertinent maps and agreements to assess the validity and ownership of the mining concessions. However, SRK did not conduct an in-depth review of mineral title and ownership; consequently, no opinion will be expressed by SRK on this subject.

1.4             Disclaimers & Cautionary Statements for US Investors

In considering the following statements SRK notes that the term “ore reserve” for all practical purposes is synonymous with the term “Mineral Reserve”.

This document uses the terms “measured” and “indicated resources”. We advise US investors that while those terms are recognized and required by Canadian regulations, the US Securities and Exchange Commission does not recognize them. US investors are cautioned not to assume that any part of all of mineral deposits in these categories will ever be converted into reserves.

Ore reserve estimates are based on many factors, including, in this case, data with respect to drilling and sampling. Ore reserves are determined from estimates of future production costs, future capital expenditures, and future product prices. The reserve estimates contained in this

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report should not be interpreted as assurances of the economic life of the Mining Assets or the future profitability of operations. Because ore reserves are only estimates based on the factors described herein, in the future these ore reserve estimates may need to be revised. For example, if production costs decrease or product prices increase, a portion of the resources may become economical to recover, and would result in higher estimated reserves. The converse is also true.

The LoM Plans and the technical economic projections include forward-looking statements that are not historical facts and are required in accordance with the reporting requirements of the Ontario Securities Commission (“OSC”). These forward-looking statements are estimates and involve a number of risks and uncertainties that could cause actual results to differ materially.

SRK has been informed by PacRim that there is no current litigation that may be material to any of the El Dorado assets, and that PacRim is not aware of any pending litigation that may be material to any of the El Dorado assets.

1.5             Mineral Resource and Mineral Reserve Statements & LoM Plans

The effective date of the mineral resource and mineral reserve statements in this report are November 2003 and January 2005, respectively.

1.6             Price Strategy

In this report, mineral resources and reserves were calculated at a gold price of US$350.00/oz and a silver price of US$5.00/oz .. Technical economics are based on a gold price of US$400.00/oz gold and US$6.00/oz silver.

1.7             Qualifications of Consultant (SRK)

The SRK Group comprises 500 staff, offering expertise in a wide range of resource engineering disciplines. The SRK Group’s independence is ensured by the fact that it holds no equity in any project and that its ownership rests solely with its staff. This permits the SRK to provide its clients with conflict-free and objective recommendations on crucial judgment issues. SRK has a demonstrated track record in undertaking independent assessments of Mineral Resources and Mineral Reserves, project evaluations and audits, technical reports and independent feasibility evaluations to bankable standards on behalf of exploration and mining companies and financial institutions worldwide. The SRK Group has also worked with a large number of major international mining companies and their projects, providing mining industry consultancy service inputs.

This report has been prepared based on a technical and economic review by a team of consultants sourced from the SRK Group’s Toronto, Canada and Denver, US offices. These consultants are specialists in the fields of geology, Mineral Resource and Mineral Reserve estimation and classification, underground mining and mineral economics.

Neither SRK nor any of its employees and associates employed in the preparation of this report has any beneficial interest in PacRim or in the assets of PacRim. SRK will be paid a fee for this work in accordance with normal professional consulting practice.

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The individuals who have provided input to this technical report, who are listed below, have extensive experience in the mining industry and are members in good standing of appropriate professional institutions. Mr. Bill Tanaka is the qualified person for this report.

The key project personnel contributing to this report are listed in Table 1.7.1. Certificate and Consent forms are provided in Appendix C.

Table 1.7.1: Key Project Personnel

Company	Name	Title	Discipline

PacRim Mining	Frederick Earnest	President, PacRim El Salvador	Project Management, Mining
	William Gehlen	Manager of Exploration	Geology
SRK Consulting	Tim Mosey	Senior Geological/Mining Engineer	Mining
	Bill Tanaka	Principal Geological Engineer	Geology, Resource & Reserve
	Nick Michael	Principal Mineral Economist	Mineral Economics
	Ken Reipas	Principal Mining Engineer	Mining
	Sam Mah	Senior Mining Engineer	Mining
	Herb Osborne	Associate Metallurgist	Metallurgy, Process
	Al Kuestermeyer	Principal Metallurgist	Metallurgy, Process
	Dave Luppnow	Principal Geotechnical Engineer	Tailings Facility
	Patty Acker	Associate Environmental Scientist	Environmental

1.8             Background

PacRim is developing an underground gold project in northeastern El Salvador known as the El Dorado Project. The El Dorado Project is located approximately 70km northeast of San Salvador, the capital of El Salvador (Figure 1.1) . The El Dorado mine will be the first commercial-scale operating underground mine in the country. PacRim is committed to developing the labor skills of the local population through the short-term use of experienced contractors or contract labor.

Exploration and resource estimation work completed indicate 1.7Mt with an average grade of 11.3gpt Au and 71.2gpt Ag in the Minita and Minita 3 veins at a 5gpt cut-off grade. These veins are steeply dipping (+70º) and vary in true thickness from 0.05m - 9.4m and average 3.3m.

An underground mine with a decline and truck haulage is planned. Blasthole stoping with continuous waste rock backfill, known as the bench & fill (or Avoca) mining method is the planned mining method. Daily mine production and plant throughput is planned to be 750tpd.

Metallurgical testing confirms recoveries in excess of 90% gold and 80% silver can be achieved using a cyanide leach circuit with counter-current decantation ("CCD") and Merrill-Crowe metal recovery. Cyanide neutralization is planned. The general project plan is shown in Figure 1.2. The old El Dorado Mine operated in the late 1940’s and early 1950’s using a cyanide leach and CCD circuit.

Through its El Salvadoran subsidiary, PacRim has currently negotiated for the purchase of land that will serve as the operational center of the project. Preliminary planning completed to-date includes locations for: the process plant, tailings impoundment facility, support facilities and the portal. The country rock is generally described as competent volcanics (andesites and dacites). The vein characteristics range from very competent quartz/calcite hydrothermal vein material at

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depth to competent, vuggy quartz hydrothermal vein material nearer to the surface. At the present time the maximum depth of the system is estimated to be 400m-450m below the surface.

1.8.1            Property Description

Mineral rights in El Salvador are controlled by the national state. Exploration and exploitation rights are granted to qualified companies as licenses or concessions, respectively.

1.8.1.1         Mineral Titles

Two Exploration Licenses, named El Dorado Norte and El Dorado Sur (listed in Table 1.8.1 and shown in Figure 1.3) comprise the El Dorado project. PacRim has obtained a title opinion dated June 6, 2003, prepared by Rusconi-Valdez & Asociados, which states that the licenses are in good standing. Their nominal expiration date was January 1, 2004, and the company applied to extend the licenses to January 1, 2005. On December 22, 2004 PacRim presented the formal request and supporting documents for the conversion of the exploration licenses to an exploitation concession. The authorization of the concession is pending.

Table 1.8.1: Mineral Titles Comprising the El Dorado Property1

Concession Name	Date Requested	Date Granted	Nominal Expiry Date
El Dorado Norte	22 May 1996	10 July 1996	01 January 2004
2,986.96ha	Point	Easting (m)*	Northing (m)*
Survey Coordinates	1	532,222.14	301,300.00
	2	532,222.14	308,673.92
	3	536,222.14	308,673.92
	4	536,222.14	301,673.92
	5	537,222.14	301,673.92
	6	537,222.14	301,300.00
El Dorado Sur	22 May 1996	23 July 1996	01 January 2004
4,513.00ha	Point	Easting (m)*	Northing (m)*
Survey Coordinates	1	530,222.14	294,673.92
	2	530,222.14	300,673.92
	3	532,222.14	300,673.92
	4	532,222.14	301,300.00
	5	537,222.14	301,300.00
	6	537,222.14	294,673.92

(1) Based on NAD 27 for Central America

1.8.1.2        Acquisition & Maintenance of Mineral Titles in El Salvador

The competent authority for regulating mining activities in El Salvador is the Executive Branch in the Ministry of Economy, acting through the Department of Energy, Mines and Hydrocarbons

_________________________________________

1 Note that the legal location of the license is dependent on the coordinates stated in the registry document, not on any monuments placed in the field. The legal location is established with out a need for a legal field survey. The coordinates are given using the national geographic grid system used in El Salvador. The Salvadoran system uses North American Datum of 1927 (NAD 27) for Central America and a Lambert conformal Conic map projection (These technical terms refer to a model of the earth’s shape and the mathematical means used to illustrate the earth’s curved surface on the flat map).

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(Decree Number 68, 1996). The department at present is known as the Department of Mines and Hydrocarbons. The Dayton Mining Corporation and Kinross El Salvador S.A. de C.V. 2001 Feasibility Study (also referred to as the El Dorado Feasibility Study 2001) provided a useful summary of the current mining law in El Salvador. The following outline is derived in large part from the feasibility study, with modifications by Ronning based on a reading of “Ley de Mineria y Sus Reformas” which incorporates a legislative decree of 11 July 2001:

•	All mineral deposits remain the property of the State which has the sole right to award exploration licenses and exploitation concessions;

•	Mining rights will be issued to people (Salvadorans or foreigners) who can prove that they have technical and financial capabilities to develop mining projects;

•	Exploration Licenses:

	-	To be granted for “initial maximum” term of four years extendible by periods of two years, but for no more than eight years total;

	-	Limited to 50km2 for an exploration license;

	-	Surface access and damages to be negotiated with landowners or, failing agreement, by direction of the government;

	-	Holder to execute a technical program as submitted to and approved by the authorities; and

	-	Holder to submit annual reports on progress relative to original program.

•	Exploitation Concessions:

	-	Granted by an Accord of the Ministry for a term of 30 years which can be extended without specified limit(s);

	-	If exploitation has not commenced within one year of the granting of the Concession, cancellation proceedings will commence (other than for reasons akin to Force Majeure);

	-	Area of concession to be determined based on the dimensions of the deposit.

	-	Environmental impact study approved by the environmental and natural resources ministry is required as part of the technical program submitted for approval for exploitation; and

	-	Post bond or guarantees not less than c50,000 (US$5,714) per km2.

•	Taxes to be paid at state and municipal levels:

	-	State taxes are specified and municipal taxes will be negotiated within the framework of existing regulations.

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•	Royalties:

	-	Gross Revenue Royalty (“GRR”) of 1% must be paid to the State; and

	-	A GRR of 1% must be paid to the Municipality.

According to Medina (2003), the main obligations that PacRim, as the license holder, had and has to meet to maintain the licenses are:

1)	To present the documentation required in Article 37 of the Mining Law, especially that of the financial and technical capability of the Company, fulfilling the formal and technical requirements;

2)
With respect to El Dorado Norte and El Dorado Sur, to fulfill in a term of 120 days, the requirements of the Legal Framework and confirm the licenses obtained under the Mining Code of August 17, 1922 to the Legal Framework;

3)
To fulfill the technical and engineering standards required by the domestic legislation and by the norms internationally established for the protection of the environment, according to what is stated in Article 17 of the Mining Law;

4)	To file reports semi-annually (or more frequently if required) on advances or problems detected, especially those related to environmental matters as described in Article 18 of the Mining Law;

5)	To file annual reports with detailed information of the exploration activities conducted and the investment made within the reporting period as described in Article 22 of the Mining Law;

6)	To request extensions of the exploration licenses within the terms and fulfilling to the requirements established in Article 19 of the Mining Law; and

7)	To pay the mining royalty for the Licenses, according to Articles 19, 22, and 66 of the Mining Law.

The Company is up to date with its obligations as described above.

Conversion to Exploitation Concessions

Exploration licenses can be maintained for no more than eight years at the end of which time a decision must be made as to whether to convert the license to an Exploitation Concession. Upon making a decision to convert to an Exploitation Concession, the license holder has a period of one year to complete the steps of the conversion process.

In the case of the El Dorado licenses, a decision to convert to an Exploitation Concession must be made by January 1, 2005.

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Rental Fees

Licensees are required to pay an annual rental fee to the national government. For the El Dorado licenses the fee now stands at US$300/km2-yr, for an annual total of US$22,500 per year. The annual fee for an exploitation concession is also US$300/km2. The annual total cost is dependent on the size of the concession.

Transfer of Mining Rights

Mining rights can be transferred. To achieve a transfer, the owner and transferee must present an application, together with documents showing that the owner has complied with all obligations to the date of transfer, and the transferee undertakes to continue with and complete all outstanding obligations.

The transferee must demonstrate that it has the financial capacity to undertake the exploration and development work.

1.8.1.3        Applicable Agreements

PacRim holds the El Dorado concessions directly from the state. The Zinc Metal Corporation holds a 3% NSR royalty on the project, the first half of which can be purchased for US$1.0million within the first 6 months of commercial operations. The second half can be purchased at some subsequent date for US$3.0million.

1.8.1.4        Surface Rights

Most property in the area is private and small to medium in size, ranging from 10ha to 60ha with no large land ownership or undisturbed areas. Since most of the property is privately owned, it can be freely bought and sold. According to the El Dorado Feasibility Study 2001:

When the transfer of mining rights from NYES to Mirage occurred, 11.18 hectares were attached to the transaction for a price of US$20,000. This property includes the original Rosario mine site and currently contains all existing infrastructure for the El Dorado project. Its location is shown in Figure 3.3 [of the feasibility study] while the technical description, Parcel 1, is given in Appendix 2 [of the feasibility study]. Original documentation, along with all other Real Estate that has been purchased, is stored in a safety deposit box at a bank in Sensuntepeque.

In 1996, several additional properties were purchased in the areas of El Dorado, Nueva Esperanza and Coyotera. These properties, totaling 57.68 hectares, were acquired for purposes of tailings impoundment, surface mining, waste dump, haulage road and site facilities. The individual properties have been combined into five legal descriptions (Parcels 2 through 6) for purposes of land registry and are described in Appendix 2 [of the feasibility study]. All properties were purchased at US$4,094 per hectare.

Some additional property will need to be purchased for the mill site (about 4.0 hectares) and a small parcel (less than 1 Ha) at Nueva Esperanza in the event of its development. Any additional discoveries requiring the disturbance of surface lands will also need to be purchased.

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Since the conclusion of the El Dorado Feasibility Study 2001, the development strategy for the project has changed. Consequently, during the first half of 2004, PacRim El Salvador negotiated a purchase option agreement for the land that will be required for the project facilities and has purchased other minor tracts of land needed for access and easements. Upon exercising the option, PacRim will own the surface rights in the immediate vicinity of all project facilities.

Land Use

The El Dorado Feasibility Study 2001 describes land use in the El Dorado project area:

Land uses include urban, industrial and agricultural with pockets of brush and forest. Farm and natural pasturelands predominate, followed by agricultural farmland. In this part of El Salvador, approximately 95 percent of the farmland is planted in corn and beans, while the remaining land is used for cattle grazing and breeding. These activities are the most important productive activities in the area. The growing season corresponds to the rainy season as formal irrigation, due to the absence of water projects, is not practiced in the area.

1.8.2            Accessibility, Climate, Local Resources, Infrastructure, & Physiography

1.8.2.1         Physiography & Climate

Physiography

El Salvador can be divided into four morphological-geological regions: Coastal Plains, Coastal Ranges, the Great Interior Valley, and the Northern Mountain Ranges. The El Dorado project area is located on the border of the Great Interior Valley and the Northern Mountain Ranges.

The El Dorado license area has moderate relief, but is surrounded by higher hills to the north, east, and west. Elevations range between 200m and 800m above sea level. The project area contains shallow topsoils and volcanic sub-soils that are generally cultivated for seasonal crops. Five perennial streams or rivers traverse the El Dorado license area: Río Titihuapa, Río de Los Pueblos, Rio Gualuca, Rio San Francisco and Rio San Isidro. Water levels vary with the seasons with good flows to be expected during the wet season.

Climate

El Salvador has a tropical climate with pronounced wet (May to October) and dry seasons. Average annual rainfall at Sensuntepeque is about 2,000mm. During this time, rainfall generally comes from low-pressure systems over the Pacific and usually falls in heavy afternoon thunderstorms. Hurricanes occasionally form in the Pacific; however, they seldom affect El Salvador. During the dry season (November through April), the weather patterns are controlled by the northeast trade winds. As the air from the Caribbean passes over Honduras, most of the precipitation is lost in the mountains, thus, limiting rainfall for El Salvador. Extreme temperature ranges are from 7° to 38° C. As expected, temperatures vary with elevation with the hottest temperatures occurring in the Pacific lowlands.

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Seismicity

Seismic activity is common in El Salvador. The activity is most pronounced to the south, in the Benioff Zone, and to the northwest of El Salvador along the North American-Caribbean plate boundary. Significant events that have occurred within 100km of the El Dorado project include a magnitude 7.9 at a distance of 36km from the site, a magnitude 7.8 (January 13, 2001) at 86km, a magnitude 7.7 at 54km, a magnitude 7.1 at a distance of 99km, and two magnitude 7.0 earthquakes at 90 and 99km from the site. These data indicate that there is potential for a major earthquake to occur near the site and the need for sophisticated seismic analyses of proposed mine facilities at appropriate levels of seismic risk.

1.8.2.2        Access & Infrastructure

The El Dorado mine area is connected with Sensuntepeque, San Isidro and Ilobasco via a recently (1996) improved asphalt highway. The original mine site and current center of operations is located about 200m from the highway. Within the exploration license area, a network of compacted dirt and rock roads has been constructed that provides access throughout most of the central project area.

A primary electrical supply line (13.5kV) passes along the highway and in front of the mine site and is connected to the current infrastructure via two-15kA transformers where both 110V and 220V volts are distributed throughout the mine site area. Experience in the El Dorado district since July 1993 has shown that the local electricity supply is not reliable enough to be considered for any of the proposed operations. Although there has been improvement in the continuity of supply over the past few years, disruptions, nevertheless, are still frequent and may last for up to 30 hours.

As a consequence it is probable that a company-owned diesel generating power plant will be required to provide power if a mine is developed. An alternative to the company owning and operating its own power plant is that of contracting supply and maintenance to an independent company.

Basic supplies, including lumber, steel, cement, sand, and gravel are available locally. Although limited in depth, a broad variety of services are available in Sensuntepeque.

Availability of Personnel

There exists a large labor pool of potential workers surrounding the project site. A skilled mining workforce does not exist in El Salvador and other sources, such as Nicaragua, Mexico and South America will need to be considered. Areas such as secretarial, accounting, administrative, environmental and laboratory technicians can be readily found in San Salvador, if not locally.

1.8.3            Project History

The history of the El Dorado mine area and some other occurrences within the El Dorado license are summarized below:

Colonial Period to 1953: The colonial Spanish discovered gold in the district in the early 1500’s. They conducted shallow surface trenching and pitting in the El Dorado and surrounding

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areas. At El Dorado limited operations ceased in 1894 and the deposit remained dormant until 1942 when the New York and El Salvador Mining Company ("NYESMC"), a subsidiary of the New York and Honduras Rosario Mining Company, acquired the property. NYESMC commenced mining and milling operations in 1948. Exploitation occurred between 1948 and 1953 on levels developed at 50ft (15m), 175ft (53m), 300ft (91m), and 425ft (130m) – measured from the surface – and was serviced by two vertical shafts to the deepest level. The mine is currently flooded to slightly below the 50ft Level.

Some 270kt of material were milled by NYESMC, with about 72.5koz of gold extracted2. The average vein width was 1.52m and both shrinkage stoping and cut-and-fill mining techniques were utilized. Metal recovery was by cyanidation.

The El Dorado mine, operated by Rosario Resources Corporation, was shut down in 1953 for reasons that are somewhat unclear. The Rosario reports suggest that the limited resources combined with high mining costs and low gold prices caused the mine’s shutdown. According to a former Mine Manager at El Dorado between 1948 and 1951, the depressed gold price was the primary cause for mine closure (Homer Anderson, quoted in El Dorado Feasibility Study 2001). McNames (1969) indicated that rising costs due to a new labor law were also a factor.

At El Porvenir, about 3.5km southeast of the El Dorado mine, the colonial Spanish constructed a shaft and cross-cut. In modern times, the property was worked sporadically from before the end of the 19th century until the 1940’s. Five adits, with about 200m of drifting, were constructed, and a small mill was brought to the site in the early 1900’s. The mill proved to be unsuitable for the oxidized mineralization.

1975-1976: The New York And El Salvador Mining Company was purchased by Bruneau Mining Corporation, a company controlled by Rosario. Bruneau conducted an exploration program that consisted of:

•	52.3km of line cutting;

•	Geological mapping, rock and soil geochemistry, including 2,542 geochemical analyses of soil samples;

•	Clean up and re-sampling of 380m of adit;

•	Trenching involving the movement of 820.5m3 of material; and

•	1239.5m of diamond drilling in four holes (Levy, 1977).

1991: New York And El Salvador Mining Company, then a subsidiary of Zinc Metal Corporation, sought funding for an exploration program based on the premise that an open pit resource could be developed on the El Dorado veins (Malouf, 1991).

1993: Mirage Resource Corporation entered into an agreement with NYESMC to acquire 100% of the El Dorado mining district. Kinross El Salvador, S.A.de C.V obtained its charter.

_________________________

2 Production figures vary slightly among sources, but are generally similar to those given.

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1993 – 1995: Surface mapping, trenching and drilling programs identified a number of deposits and prospects in addition to the El Dorado vein system, including the Nueva Esperanza and La Coyotera North veins.

August – November 1995: Kinross drilled 2,239m of core on the La Coyotera North vein.

September 1995: A pre-feasibility study was prepared for the El Dorado project by the mineral consulting firm of James Askew and Associates, Inc. (JAA) on behalf of Mirage.

1996: Kinross El Salvador obtained the Exploration Licenses for El Dorado Norte and El Dorado Sur.

April 2000: Dayton Mining Corporation acquired the El Dorado project through the acquisition of all the outstanding shares of Mirage Resource Corporation. This resulted in the property being held by Kinross El Salvador S.A. de C.V., a 100% owned subsidiary of Dayton.

2001: Dayton produced a feasibility study based on an operation processing about 500tpd of ore.

April 2002: PacRim Mining Corporation and Dayton Mining Corporation amalgamated through a reverse take-over.

May 2002: PacRim began its exploration program.

March 2003: The name of Kinross El Salvador S.A. de C.V. was formally changed to PacRim El Salvador S.A. de C.V.

1.8.4            Historical Resource & Reserve Estimates

Since the early 1990’s there have been a number of resource estimates calculated for several different veins. All available estimates are presented here for completeness and historical perspective, however, all are now considered outdated as extensive additional data has been obtained through drilling by PacRim. Ronning (2003) provides a detailed description of most historic resource estimates.

Malouf (1991) did not perform a rigorous resource or reserve calculation but rather presented an “ore reserve potential”, a term that is not accepted today but does describe the level of work done. His “ore reserve potential”, with assumed dilution and internal low grade, was given at 5Mt grading 3.99gpt gold. Malouf assumed an open pit mining scenario.

Historic estimates for the El Dorado mine area are given in Table 1.8.2. Historic estimates for the La Coyotera area are given in Table 1.8.3 Historic estimates for the Nueva Esperanza area are given in Table 1.8.4. At Nueva Esperanza, because silver assays were not reported consistently and because it is relatively low grade, the information for silver (grade and contained ounces) is not reported.

All of these estimates predate the implementation of Canadian National Instrument 43-101. These historic estimates are presented here only for the reader’s information and comparison.

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Table 1.8.2: Historic Resource Estimates of the El Dorado Mine Area

Company	Kinross Gold		Mirage - Kinross		Kinross restated		La Croix & Associates
Date	May, 1996		July, 1997		September, 1997*			2000
Category	Indicated	Inferred	Indicated	Inferred	Indicated	Inferred	Indicated	Inferred
Minita Vein
Au Cutoff Grade (gpt)	4	4	3	3	4	4	6	6
Tonnes	258,500	139,400	608,200	225,100	563,100	177,300	626,100	103,100
Au Grade (gpt)	12.37	12.57	11.90	9.60	12.50	11.20	14.17	10.92
Ag Grade (gpt)	**	**	75.00	64.00	80.00	75.00	99.6	77.60
Contained Au Ounces	102,800	56,540	232,000	69,000	227,000	64,000	285,000	36,000
Contained Ag Ounces	**	**	1,472,000	465,000	1,443,000	427,000	2,005,000	257,000
Minita 3 Vein
Au Cutoff Grade (gpt)	4	4	3	3	4	4	6	6
Tonnes	396,500	169,000	332,000	70,000	299,400	53,300	141,100	3,300
Au Grade (gpt)	10.86	9.88	11.30	6.30	12.20	7.10	11.95	8.62
Ag Grade (gpt)	**	**	89.00	31.00	97.00	35.00	89.00	69.50
Contained Au Ounces	138,440	53,680	121,000	14,000	117,000	12,000	54,000	1,000
Contained Ag Ounces	**	**	954,000	70,000	929,000	60,000	404,000	7,000
Zancudo Vein
Au Cutoff Grade (gpt)	4	4	4	4	5	5	9	9
Tonnes	22,600	36,100	44,200	19,000	31,400	15,100	32,000	4,200
Au Grade (gpt)	5.78	6.12	11.20	7.90	14.00	8.70	12.20	9.62
Ag Grade (gpt)	**	**	84.00	58.00	109.00	65.00	104.20	66.50
Contained Au Ounces	4,200	7,100	16,000	5,000	14,000	4,000	13,000	1,000
Contained Ag Ounces	**	**	119,000	35,000	110,000	32,000	107,000	9,000
*	Modified as recommended by Strathcona Mineral Services.
**	Silver grades stated only in summary table of combined indicated and inferred resources.

Table 1.8.3: Historic Resource Estimates of the La Coyotera Area

Company	Mirage – Kinross		Kinross restated		Kinross El Salvador		La Croix & Associates
Date	July, 1997		September, 1997*		March, 2000		2000**
Category	Indicated	Inferred	Indicated	Inferred	Indicated	Inferred	Not Classified
Au Cutoff Grade (gpt)	2	2	4	4	4	4	5
Tonnes	1,724,100	273,100	1,055,900	149,400	932,725	326,638	840,500
Au Grade (gpt)	5.72	4.67	7.48	6.04	8.57	4.67	8.06
Ag Grade (gpt)	45.93	44.42	56.79	59.96	76.00	55.12	67.20
Contained Au Ounces	317,000	41,000	254,000	29,000	257,035	49,034	218,000
Contained Ag Ounces	2,546,000	390,000	1,928,000	288,000	2,279,065	578,393	1,816,000
*	Modified as recommended by Strathcona Mineral Services.
**	Hanging wall vein using unadjusted SG of 2.47g/cm3

Table1.8.4: Historic Resource Estimates of the Nueva Esperanza Area

Company		Kinross Gold	Kinross restated		La Croix & Associates
Date		1996		1997*		2000
Category	Indicated	Inferred	Indicated	Inferred	Indicated	Inferred
Tonnes	462,500	481,700	845,000	37,600	538,700	766,600
Au Grade (gpt)	3.36	2.90	2.70	2.20	4.26	2.25
Contained Au Ounces	49,960	44,910	73,400	2,700	73,800	55,500

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Figure 1.1: El Dorado Project Location Map

El Dorado
Santa Ana
Lago de Coatepeque
Sonsonate
Acajutla
San Salvador
Aguilares
Río Lempa
Chalatenango
Potonico
Embalse 5 de Noviembre
Embalse Cerron Grande
Ilobasco
Sensuntepeque
San Isidro
San Rafael Cedros
Lago de Ilopango
San Vicente
Zacatecoluca
Embalse 15 de Septiembre
Río Lempa
San Miguel
Usulutan
La Unión
Laguna de Olomega

DAYTON MINING CORPORATION
Kinross El Salvador, S.A. de C.V.

Project	Date	Revision
Feasibility	4/01	A

El Salvador
El Dorado Project Location Map

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Figure 1.2: General Project Plan

TAILINGS
IMPOUNDMENT
AREA
MINE FACILITIES MAP
EL DORADO PROJECT, EL SALVADOR
Compañía Minera Pacific Rim
El Salvador S.A. de C.V.
EXPLANATION

SRK Consulting
Engineers and Scientists

FIGURE 1.2

El Dorado General Project plan

PROJECT NO.	DATE	REVISION
151401	September, 2004	A

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Figure 1.3: Exploration Licenses

N
1 km
EL DORADO NORTHLICENSE
San Lorenzo
San Matias
SENSUNTEPEQUE
Rio de Los Pueblos
Paved Road
Palo Bonito
El Jobo
Rio Guaijoyo
SAN ISIDRO
Paved Road
301,300 N
San Francisco
El Dorado
To San Salvador
Rio San Francisco
Rio San Isidro
Llano de La Hacienda
Potrero de Batres
Potrero yTabla
Rio Titihuapa
Palo Grande
EL DORADO SOUTHLICENSE
real estate owned by Pacific Rim
Town
Settlement
Adapated from a map produced by the staff of Dayton Mining in 2001
El Dorado Project
Exploration Licenses
With Towns and Settlements
Drawn by: PAR
Project: eld
Drawing: eld-01-02
Date: 2003
Report: eld-01
Revision: 1
New Caledonian Geological Consulting

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2.0             GEOLOGY & MINERALIZATION

2.1             Regional Geology

The tectonics and seismicity of El Salvador are influenced by the Caribbean, Cocos and North American lithospheric plates. The Cocos plate is subducted beneath the Caribbean plate off the west coast of Central America in a convergent plate boundary, which forms the Middle American trench. A chain of active volcanoes along the Pacific coast from Guatemala to Costa Rica provides evidence for the presence of the subduction zone. The boundary between the Caribbean and North American plates forms a 200km wide left lateral shear zone to the north of El Salvador.

El Salvador can be divided into four morphological-geological units: Coastal Plains, Coastal Ranges, Great Interior Valley, and the Northern Mountain Ranges. The Coastal Plains occur in the western and southern part of the country and consist of alluvial deposits, spits, and mangrove swamps. The Coastal Ranges consist of the Tacuba, Balsam, and Jucuaran ranges which are composed of the Pliocene Balsamo formation. The Great Interior Valley is a heterogeneous basin with low mountain topography composed of eroded volcanoes and the intermountain basins (Metapan, Rio Lempa, Rio Titihuapa, and Olomega). Active Pleistocene volcanoes occur in the southern part of the valley. The Northern Mountain Ranges are dominantly composed of the Tertiary Chalatenango and Morazan formations.

The Tertiary and Quaternary periods are dominated by terrestrial volcanic rocks. Radiometric dates are not available and the ages are based on correlation with volcanic units in neighboring countries. The northern part of the country is crossed by a broad strip of Oligocene to Miocene (?) volcanic rocks that approximately parallel the Pacific Coast. Intrusive rocks, emplaced into Cretaceous-Lower Tertiary sedimentary rocks in the Metapan region, occur in the northwestern part of the country.

The structural geology of El Salvador is dominated by several fault systems, the most important of which strikes east-west and extends from the Guatemalan border eastward to the northern edge of the Olomega basin. Northwest-trending faults are part of a prominent tectonic element that trends across Central America and includes the Nicaragua Depression. A major set of northeast- trending faults is referred to as the Trans-Salvador Fault Zone and may be the oldest of the three structural fabrics discussed above. The El Dorado district is situated where the three structural trends described above intersect. This structural intersection may have been important in localizing volcanic and hydrothermal activity on a regional scale. Figure 2.1 shows the Regional Geology.

2.2             Local Geology

Basement rocks consist of Oligocene (?) acidic to basic volcanic rocks of the Morazan formation, which are overlain by the felsic volcanic rocks of the Miocene (?) Chalatenango formation. Miocene to Pliocene basic volcanic rocks of the Balsamo formation unconformably overly the earlier units. These three units comprise most of the surface geology at El Dorado.

The main historic production at El Dorado was derived from four main veins in an area about 700m long and 300m wide. These were the Minita, Zancudo, Minita 3 and El Dorado veins all in the El Dorado mine area, the first two of which account for the bulk of historic production. Of

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these four, the Minita and Minita 3 veins form the resource and reserve statements presented in this report. Other veins including Zancudo and La Coyotera have undergone significant sampling and study but are treated here solely as exploration targets.

PacRim’s approach has focused on understanding the local vein structures looking to define maximum extension areas for exploration drilling as well as drill test other prominent veins in the district using the models developed fro the Minita deposit.

The characteristics of the various deposits on the El Dorado property are consistent with adularia-sericite type epithermal precious metal vein systems. Variations amongst the deposits in the El Dorado license area can be ascribed to different levels of present-day erosion, local variations in their conditions of formation and/or possibly multiple episodic, juxtaposed hydrothermal events.

The El Dorado license area contains many deposits, prospects and occurrences in veins, hot spring deposits and hydrothermal (?) breccias. They are found in three sub-districts, Northern, Central and Southern, which are distinguished by the dominant vein orientations and level of hydrothermal system exposed on the present-day surface. Complex, multistage paragenetic histories are best displayed in what appear to be higher level veins such as La Coyotera, San Matias and Nueva Esperanza. Veins of the immediate El Dorado mine area (Minita, Minita 3, Zancudo, El Dorado, and Rosario) appear to have been more deeply eroded.

The gold- and silver-bearing veins of the El Dorado district, of which at least 36 exceed one-meter in width, occur over an area exceeding 50km2. Vein mineralization is dominated by chalcedonic quartz and calcite and ranges in width between 0.25m and 15m in surface exposures. The Minita vein at the surface is seldom greater than 0.5m wide. Individual veins are generally less than 500m in length but range up to 2km in length, dip steeply, and generally form ridges. Some systems of related, en echelon veins have been traced for up to 3km.

2.2.1             Lithology

The El Dorado district can be subdivided into three sub-districts: Northern, Central, and Southern. The principal bedrock lithology consists of fine-grained porphyritic andesite flows, andesite agglomerate and andesite porphyry of the Morazan formation. Felsic volcanic rocks are rare to absent except in the Southern El Dorado sub-district where dacitic to rhyolitic tuffs are intruded by andesite porphyry in a sub-volcanic vent complex.

The Northern El Dorado sub-district contains the Iguana, La Coyotera, La Huerta, San Matias, a few smaller veins and an extensive system of mineralized veins to the northwest of San Matias that were recently discovered by PacRim. The geology is dominated by fine-grained porphyritic andesite, andesite agglomerate and andesite porphyry of the Morazan formation although rhyodacite porphyry dikes (age unknown) and young basalts of the Balsamo formation are locally important but not spatially associated with alteration and veining.

The Central El Dorado sub-district hosts the El Dorado mine along with the San Francisco, Hacienda Vieja, Nueva Esperanza, Los Jobos and other veins. As is the case in the north, the Central sub-district veins are entirely hosted by the Morazan formation. On the western margin of the El Dorado mine area, a small crystal-rich rhyolite plug intrudes the Morazan formation and is the northernmost expression of rhyolite, ash flow tuff or intrusive in the concession area. Basalt and andesite of the Balsamo formation cap the ridge on the west side of the district and felsic air fall tuffs and epiclastic rocks assigned to the Chalatenango formation cap the ridge to

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the east. The northwest-trending Avila fault zone marks the southern limit of the Central El Dorado sub-district (Figure 2.1) .

2.2.2             Structure

The structure of the El Dorado district is dominated by two pronounced structural elements. One is N30°W to N30°E trending, consisting of mainly tensional veins. The other is northwest-trending strike-slip faults mostly defined by major topographic linear features. Most, but not all of the mineralization is found in the north-trending tensional veins.

The Northern sub-district may be offset from the Central sub-district along one of the northwest trending strike slip fault systems. However, the largest veins in the Northern sub-district, La Coyotera, La Huerta and San Matias, have a more northeasterly trend than the main veins in the Central subdistrict.

Structural relationships with the Southern sub-district are incompletely understood.

One structural model proposed by the prior operator for the Central and Northern sub-districts is that the north-trending tensional veins opened between shear couples formed along northwest-trending strike slip faults. Rotation of some veins is invoked to explain the variation in trends of veins. However, exposures of strike slip structures are poor (or non-existent) and essential geologic measurements needed to define the true kinematics of the structural formation of veins in all sub-districts are rare.

2.2.3             Mineralization

The El Dorado district mineralization is dominated by north-trending epithermal chalcedonic quartz/carbonate veins. The veins are controlled by two pronounced structural elements: N30°W to N30°E-trending tensional faults and systems of northwest-trending strike-slip faults. The largest veins can be traced for up to three kilometers and can be up to tens of meters wide. The veins dip steeply and generally form ridges. The gold- and silver-bearing veins of the El Dorado district, of which at least 36 exceed one-meter in width, occur over an area exceeding 50km2.

The dominant components of the El Dorado veins are chalcedonic quartz and calcite. They generally contain less than 1% to 2% sulfides, with pyrite predominant only in the wallrocks.

Opalline to chalcedonic quartz veins, some replacements as well as true sinter deposits occur in the Southern sub-district. The sinter deposits have recrystallized to fine-grained cryptocrystalline quartz. However, the high-grade Nancy Dulce vein juxtaposed next to these high-level alteration styles has characteristics similar to the high-grade core of the Minita vein in the Central sub-district, namely, colloform banded black sulfide and “corn-flake” breccia textures. Multiple or telescoped hydrothermal events have been proposed to explain the juxtaposition of these variant alteration types.

Veins in the Northern sub-district exhibit high- and deeper-level vein characteristics and exhibit evidence of multiple veining events. The highest part of the San Matias vein contains low-temperature nearly-opalline silica bands. At the southern extremity of this vein and more than 300m deeper in the vein structure, the vein is banded, recrystallized chalcedonic quartz and calcite similar to the surface veins in the Central sub-district.

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Petrographic examination of the colloform-banded stage reveals several minor, but important, components. Important minerals include adularia, sericite, pyrite, acanthite, electrum, native gold, native silver, chalcopyrite, sphalerite, and galena. Adularia and sericite have been observed in quantities up to 5%. The opaque minerals generally comprise less than 1% of the vein but may form a significant portion of individual gray to black bands. Individual gold grains up to 0.1mm in diameter and associated with pyrite, have been observed in polished sections.

The multistage paragenetic nature of the veins implies that quartz, calcite and gold- and silver-bearing minerals have been introduced in several stages. Massive chalcedony is cut by crustiform-colloform banded chalcedony and/or possibly hydrothermal breccias containing massive to crustiform-colloform banded fragments. The vein minerals include adularia, sericite, pyrite, acanthite, electrum, native gold, native silver, chalcopyrite, sphalerite, and galena. The opaque minerals generally comprise less than 1% of the vein but may form a significant portion of individual gray to black bands. Individual gold grains, associated with chalcopyrite and lesser pyrite up to 0.1mm in diameter have been observed in polished sections.

El Dorado Mine Area

Following is the description of the mineralization in the main resource area, the northern part of the Central El Dorado sub-district, which is referred to in this report as the El Dorado mine area. In this sub-district, the highest gold grades are found in veins that display some form of crustiform-colloform banding.

This banding is composed of a combination of chalcedony, quartz, adularia, black sulfides, clay and calcite. Often, these veins contain multiple stages of banding, are composites of multiple vein events and/or contain brecciation features. Banding can appear laminar, highly contorted or in brecciated forms. Better gold values appear to be in veins where the vein and breccia events are less complex. Tight wallrocks cut by a single, discreet structure, as opposed to stockwork or sheeted vein zones, tend to produce better grade veins.

Grades are highest and banding is often best developed near the outer vein wall contacts. Where vein walls have symmetrical banding, Au grades are often significantly higher in one wall than the other. However, veins normally contain asymmetrical banding with the banding at one vein wall overprinted by; brecciation, another veining event, or some type of late structural deformation. In brecciated zones, fragments are nearly always supported by some type of cementing matrix and often cross-cut the principle vein event. Fragments from the immediate wallrocks occur but fragments are more commonly foreign, angular to rounded and sometimes show “plastic” deformation features (cornflake and mega-flake breccias).

Chalcedony (cryptocrystalline quartz) occurs where calcite is less abundant and may contain adularia. Quartz is fine-grained to coarse-grained and is both primary and recrystallized from the chalcedony. It is generally interlayered or interstitial to adularia bands and crystal aggregates. Breccia cement is commonly pure quartz with small amounts of clay, calcite and/or adularia. Comb quartz, spar calcite and zeolites are common in minor, late-stage veins and vugs. Any reference in the text to “quartz veins” or “banded quartz” refers to chalcedony and/or coarser recrystallized quartz after chalcedony.

Calcite has many textures and variations but is mostly equant to anhedral, coarse-grained, massive to crudely banded and recrystallized. Distinct growth zones with sub-microscopic inclusions are common.

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Some highly elongate calcite grains with length to width ratios of up to 40:1 and often with quartz and/or calcite matrix cement can occur in distinct bands and have been mistakenly identified as “lattice” texture. However, true lattice textures locally occur. Fine-grained spherulitic calcite growths consisting of pseudo-acicular calcite clusters are locally abundant and commonly give the calcite a mottled appearance.

Clay minerals are very fine-grained and can occur as irregular masses, in distinct bands and disseminated in massive chalcedony and/or calcite zones. X-ray diffraction analysis was used to identify the following colored clay mineral species: nontronite (distinctly green), corrensite (pale to dark brown to slightly greenish brown), and montmorillonite with interstratified illite (nearly colorless to tan). Corrensite appears to be the dominant mineral in the middle higher grade parts of the vein while montmorillonite occurs higher and nontronite deeper in the vein structure.

Opaque minerals, which constitute a very small volume of the vein material, are very fine-grained and can be visibly absent in productive veins. Opaque minerals (identified from polished section analysis) are listed in decreasing order of abundance: chalcopyrite, acanthite, gold, pyrite, galena, sphalerite and covellite. Native silver and electrum were also observed in earlier petrographic studies. Sulfide minerals can occur as independent grains and/or intergrowths. Gold encapsulated by chalcopyrite or acanthite is locally common. Gold in pyrite has also been reported. Base and precious metals are found together in the same bands; however, pyrite rarely occurs with other opaque minerals except chalcopyrite. Adularia-rich bands tend to contain the most opaque minerals. Calcite can have scattered inclusions of opaque minerals and spherulitic calcite commonly contains free gold and acanthite grains.

Because of the very fine-grained nature of the sulfides, the term, “black sulfide”, commonly noted during logging, generally identifies concentrations of any fine-grained dark gray to black sulfide mineral. Identification of exact sulfide species requires other analytical methods.

In summary, key visual characteristics of higher-grade veins include (not necessarily in order of most importance):

1)	Colloform banding with inter-layered dark bands,

2)	Abundant corrensite,

3)	Both real lattice and psuedo-lattice texture, mottled and/or corn-flake textures, and

4)	Abundant fine-grain disseminated to irregular coarse-grain clots of black sulfide.

However, when outside the main resource veins (Minita, Minita 3, Zancudo and El Dorado) these characteristics may not always correlate with high gold grade. Ninety-two percent of the past production at El Dorado was derived from four main veins in an area about 700m long and 300m wide. The El Dorado mine area is in the core of the Central El Dorado sub-district. These are the Minita, Zancudo, Minita 3 and El Dorado veins, the first two of which account for the bulk of historic production. Other prospective veins in the El Dorado area are Portillo, Rosario, Moreno, Monticristo, Candelaria, Guadelupe, Goose and Potrero. Much of the following discussion is derived from Turner and Johansing (1999).

The Minita vein, in which most of the defined resources occur, trends roughly north-northeast to north-south over a strike length of at least 900m. There is evidence that it may continue farther. Widths average 3m but reach over 9m.

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The Minita 3 vein is the second of two veins for which resources and reserves have been defined in this report, and is located just east of the Minita vein. Minita 3 trends roughly north-south over a strike length of close to 600m. The mean thickness at Minita 3 is 1.5m but the more productive areas will average closer to 2.5m.

2.3             Exploration

The previous 10 years of recent exploration on the El Dorado project includes extensive mapping of mineralized structures, litho-geochemical sample collection, trenching and drilling. There have been numerous ancillary studies including environmental baseline work. The results of the exploration work are described in the discussions of the individual exploration targets in Ronning (2003). This section summarizes the work performed.

Geologic mapping to varying levels of detail, done by PacRim and their predecessors, covers approximately 5,000ha of the 7,500ha property and includes most of the known vein systems. Digital maps have been generated at scales ranging from 1:1,000 to 1:10,000. In addition, the project archives contain numerous individual maps of trenches, veins and target areas at various scales.

Much of this older historic mapping and sampling data has been digitized and referenced to a uniform coordinate system and compiled into PacRim’s GIS database.

Supplemental mapping and sampling is ongoing. As of August 2003, the El Dorado project contained results for about 3,600 rock samples collected from within the El Dorado license area boundaries. PacRim geologists collected approximately 1,240 of those samples in 2002 and 2003. PacRim’s predecessor operators collected the remainder.

The samples are variously described as channel samples, chip channel samples, selected chips, random chip samples and grab samples. It is believed that in almost all cases, and certainly in the case of PacRim’s samples, the sampling was done by company geologists or by local laborers working under the direct supervision of company geologists.

Hand trenching is a common exploration practice performed for the purpose of exposing bedrock in areas of extensive soil cover. For the most part it is done on a small scale using local labor. PacRim’s predecessor operators did some bulldozer trenching. Five hundred forty one of the rock samples recorded in the surface sample database are identifiably from trenches. An additional 483 samples are contained in a database labeled as “Old Trench Samples”. They are not included in the discussions in this report. These samples appear to have been analyzed using less sensitive methods than the samples included in the main surface sample database, so it was deemed prudent by Ronning (2003) to exclude them.

Several campaigns of drilling have been completed on the El Dorado project through the last decade. PacRim began drilling at El Dorado in May, 2002 and this campaign is still in process. The drilling database used in the preparation of this report was current as of October 15, 2003.

A map of the veins confirmed by drilling in the resource area is given in Figure 2.2. The database contains records of 275 drillholes comprising 71,130m of drilling. The majority of the holes drilled on the El Dorado project are core holes.

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2.3.1             Exploration Targets

The Zancudo vein is located between the El Dorado vein, on the west, and the Minita vein on the east. It trends roughly north-south over a strike length of at least 700m. Vein widths average about 1m. While a significant historic producer, the Zancudo vein is considered as an exploration target for this study and no resources or reserves are reported here for this vein.

Less than 1km north and on strike of the central part of the district just described is the Nueva Esperanza vein. A small resource has been defined at Nueva Esperanza, which comprises sub-parallel, massive, primarily chalcedonic quartz veins, thinner veins, and various concentrations of quartz stockwork-mineralized andesite. The structure dips moderately to the west. Potential to increase the resource exists in an untested area 300m along strike to the north, up dip from vein drill intercepts.

Just over 1km to the northwest of Nueva Esperanza is the La Coyotera vein system with a strike length of over 1,200m. The system trends approximately due north at its southern end and then bends to about N20oE for most of its length. Its dip is essentially vertical and it consists of one, two or locally more sub-parallel veins. Four holes completed by PacRim on the northern extension have discovered deeper well-developed veins above cutoff grade. The La Coyotera “vein” is a complex multistage lode made up of massive gray to white mostly recrystallized chalcedony, banded colloform vein, and possibly hydrothermal breccias containing fragments of vein material, barren silica cement and blocks of wallrock. La Coyotera is a significant exploration target with potential for future open-pit exploitation.

Current exploration is focusing on the Nance Dulce vein in the South District and the South Minita vein in the Central District. Exploration has found promising high-grade vein intercepts over significant length (>1000m) in both areas. High-grade veins have also been found in the Hacienda Vieja area located in the eastern part of the Central District and along the Minita w vein structure between the Minita resource area and Nueva Esperanza. Several other vein targets in the Central and Southern Districts have yet to be drilled.

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Figure 2.1: Regional Geology

90°00'
89°00'
88°00'
N
Guatemala
Honduras
14°00'
Rio Lempa
Sensuntepeque
El Dorado
San Salvador
Pacific Ocean
Pleistocene/Holocene
San Salvador Form.
Pliocene/Pleistocene
Cuscatlan Form.
Balsamo Form.
Miocene/Pliocene
Chalatenango Form.
Eocene/Oligocene
Morazan Form.
Mezosoic/mid-Tertiary
Plutonic Rocks
Metapan Form.
Fault
50 Km

SRK Consulting Engineers and Scientists			Figure 2.1
Project No. 151401	Date January 2005	Revision B	Regional Geology

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Figure 2.2: Property Geology

EXPLORATION LICENSE BOUNDARY (75 sq km)
San Matias Vein
La Huerta Vein
Coyotera Vein
Iguana Veins
Escuela Vein
Nueva Esperanza Vein
El Dorado Mine
To: San Salvador
San Isidro
To: Sensuntepeque
Los Jobos Vein
Quebrada Vein
Veta Grande
Hacienda Vieja Veins
San Francisco Veins
La Hacienda Vein
Coyolito Hill
Plan de las Minas
El Gallardo
El Porvenir
Nance Dulce Vein
Breccia: Mineralized
Chalcedony vein swarm or stockwork
Chalcedony vein
Fault
Quaternary Alluvium
Balsamo Formation (Pliocene): Basalt flows
Rhyodacite flows and/or intrusive
Chalatenango Formation (Miocene) Felsic pyro- and epiclastics
Sinter Deposits (Paleo-hotsprings) in basal Chalatenango Formation
Rhyolite intrusive; flow-banded and altered
Morazán Formation (Oligocene(?) to Miocene): Andesite flows and agglomerates
Not Mapped
Note: This map was originally prepared by staff of Dayton Mining in 2001. It has been modified for the purpose of this report by adding Pacific Rim's structural mapping north of the dashed line as indicated.
Pacific Rim Mining Corp.
El Dorado Project
Date: Aug 2003
New Caledonian Geological Consulting
Property Geology

Figure 7.2

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3.0             MINERAL RESOURCES & RESERVES

3.1             Drillhole Database

PacRim’s database for El Dorado contains the following information:

•
Analytical – Gold and silver assays and check samples plus multi-element inductively coupled plasma ("ICP") data for all the PacRim data and most of the older principal vein data from Coyotera, Nueva Esperanza, Minita, Minita 3 and Zancudo systems.

•	Geologic – Lithology, alteration, wallrock/vein mineralogy and detailed vein descriptions.

•	Geotechnical – Collars, downhole surveys, specific gravity data, recovery, RQD, vein/fracture densities/orientations and structure.

•	Topographic – Detailed 1m topography, geocoded airphotos and sub-meter survey control.

•
Other – 3D control for underground mine workings, underground mine tunnel samples, detailed trench maps, surface geologic outcrop maps, small structure database and surface gold/silver assays plus multi-element geochemistry.

The surface sample dataset contains approximately 3,600 samples.

The drillhole database consists of 275 drillholes with 1,416 downhole surveys, 10,447 drillhole gold assays, 10,363 drillhole silver assays, and multiple fields of geologic data for most intervals. Appendix A1 lists the drillholes in the database. Figure 3.1 presents the drillhole plan.

All samples were used to define the locations of zones, but only the drillhole data was used for grade estimation. Table 3.1.1 describes the entire El Dorado project database used in grade estimation.

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Table 3.1.1: Descriptive Statistics of the El Dorado Project Drillhole Database

	Valid N	Median	Mean	Std.Dev.	CV	Min.	Max.	Units
Holes	275
East	13,777					530,900	535,008
North	13,777					296,742	306,132
Elevation	13,777					-38	597
From	13,777					0	550	m
To	13,777					0.6	601	m
Length	13,777	1.3	5.2			0.01	450	m
Au-Average	10,447	0.16	1.4	5.2	3.72	0	155.8	gpt Au
Ag-Average	10,363	1	9.67	38.55	3.99	0	1084	gpt Au
								gpt Au-
Au Equivalent	10,362	0.18	1.54	5.69	3.69	0	168.44	Eq
Ag/Au Ratio	10,349	7.8	17.65	128.11	7.26	0	12334.9
Type Drill Sample	10,567	1	1	0	0	1	2
Core Recovery	10,530	100	83	20	0	0	100%
RQD	4,235	88	74	30	0	0	100%
Vein Width	787	2.85	3.33	2.27	0.68	0.05	9.4	m

The electronic database also includes details of the historic workings in the El Dorado mine area. Excellent maps exist that show stopes and drifts and underground sampling, which have been digitized and entered into the database. These data were used to better understand the mineralization in well-defined areas but also to exclude from the resources those areas mined. While compiling this data, it was noted that there were some discrepancies with recorded depths to workings.

As a result, PacRim surveyed three known mine portals, which were used to tie into the underground workings and modify the locations. All the digitized data including the samples were then adjusted to these surveyed levels.

All information and history indicates that the workings go down to the 280m elevation (425ft level below the surface), however, there are six drillholes that encountered voids at about 40m below the lowest recorded workings.

The topographic data is based upon fly-over surveys with digital contours at 1m intervals, which is considered to be excellent.

3.2             Sample Preparation, Analysis & Security

Surface Sample Preparation

PacRim’s surface rock samples are crushed at the on-site preparation facility, which is clean and organized. The equipment and sample protocols are listed below:

•	Drying: All samples (bagged) are placed on drying racks which are then placed in a wooden drying oven equipped with a Modine 20kW Electric Space Heater and a Dayton

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0.75hp Single Inlet Blower. Once samples are thoroughly dried at low temperatures, they are placed and organized on the work tables in preparation for crushing.

•
Crushing: Samples are crushed using a TM Engineering Rhino Jaw Crusher. The entire sample is crushed to a fineness of -90% passing at -10mesh. The crusher is periodically tested and adjusted as necessary to maintain the appropriate fineness of crush.

•
Splitting: The crushed material is then split under a hood powered by a DCE Volks Dust Collector. The entire sample is split down to less than 600g using a Stainless Steel Jones Riffle with ½” chutes. One final split produces two duplicate samples of less than 300g each. Each 300g sample is placed into a 4in. x 8in. geochemical paper sample envelope and sealed using wire fasteners. One of the duplicate samples remains on file at the sample prep facility while the other is sent off for analysis. The leftover sample (bulk reject) is bagged and stored on site.

Before and after each sample is crushed and split, all equipment is thoroughly blown clean using a compressed air gun. All samples awaiting shipment are maintained in a locked enclosure under the supervision of the lab manager. Samples are picked up by Inspectorate’s Guatemala City affiliate for pulverizing prior to shipment to North America. Rejects and pulps are returned to the El Dorado site for storage.

Drill Core Sample Preparation

Sawn drill core is shipped to Inspectorate’s affiliate in Guatemala City, Guatemala, for preparation. Employees of Inspectorate pick up the samples from PacRim at the core processing facility at the El Dorado mine. Once prepared, sub-samples are shipped to Inspectorate’s laboratory in Sparks, Nevada for analysis. A flow chart that illustrates the sample preparation sequence is shown in Appendix A2.

Analytical Procedures

PacRim’s samples are analyzed at the laboratory of Inspectorate America Corporation in Sparks, Nevada. The methods employed are listed in Appendix A2.

Sample Security

Formal security procedures used prior to PacRim's acquisition of the property consisted of maintaining all samples awaiting shipment in the locked sample preparation building under the supervision of the lab manager. The enclosure was located in a fenced compound that was locked at night and weekends and supervised at all times by a live-in security guard. Only authorized personnel were allowed in the compound. Sample preparation and handling were the same as those protocols and procedures currently in use by PacRim.

In the case of PacRim’s operations, the drill core and prepared core samples are under the control of PacRim’s employees from the time they are picked up from the drill rig until the time the samples are turned over to Inspectorate’s employees at the secure facility.

A permit is required to transport the samples across the border from El Salvador to Guatemala. Some of the sample bags are occasionally opened and the samples inspected by border agents.

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All pulps and rejects are eventually returned to and stored at the mine site and locked in one of the core storage buildings.

Quality Control

PacRim collected a large quantity of unmineralized siliceous sinter from the San Isidro sinter deposit. This material is used as a “low gold standard” that is inserted into the sample stream at a rate of one into every batch of 25 samples. Enough sample material to fill two 55-gallon drums was originally taken from the sinter material. Believed to be barren because of prior surface sampling and trenching, the rock was manually broken up and homogenized on a concrete slab and 15 splits were removed and 5 samples were sent to 3 different labs for testing. These results indicated the material was essentially blank with respect to gold. Presently the sample exists in fragments up to a few centimeters in size. Figure 3.2 presents the analytical results for the “Low-gold standard”.

A study of the sample assay results of these “low gold standards” did indicate a period of potential low-level, laboratory contamination. The amount of potential contamination was not significant enough to render the data invalid. The laboratory was contacted but corrective action had already been taken. This will not materially affect the resource estimate reported in this document.

About 7% of PacRim’s samples are automatically analyzed in duplicate by randomly selecting samples from submittal batches for duplicate pulp generation. These pulps are sent to American Assay Labs in Reno, Nevada. Also, once the results of the original analysis are received, about 6% of the duplicated samples are selected for geologic reasons for re-analysis, this time returning to the coarse reject material. These samples are submitted to Inspectorate Labs. All samples which return gold results exceeding 3gpt Au in the initial and all subsequent analyses are immediately re-analyzed by each lab from the original pulp and using a fire assay preparation with a gravimetric finish.

An analysis of these check assays show that the assay database is sufficiently reliable to be used in resource estimation. Tables 3.2.1 and 3.2.2 show the results of the comparison for gold and silver, respectively. The gold statistics demonstrate that most of the differences occur in the lower gold grades and those above 3gpt Au. The mean of the absolute value of the differences is an acceptable 11%. Silver analysis has a similar relationship, although not as good as that for gold.

Figures 3.3 and 3.4 for gold and silver, respectively, graphically display the differences and show that there is some bias below 0.5gpt Au and below 3gpt Au. In conclusion, the gold distribution at El Dorado allows for reproducible results and can be considered well-behaved and predictable.

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Table 3.2.1: Comparative Statistics of Coarse Reject Checks – Gold

All coarse reject check samples
	Original	% Diff. of	Reject	Mean %	Relative	Abs. Val.
	Au	Mean	Au	Difference	Difference	Of Rel Diff.
Count	241		241	241	241	241
Mean	5.99	0%	6.01	16%	10%	37%
Std. Dev.	8.42	-1%	8.47	128%	138%	133%
Min.	0.03	-12%	0.03	-86%	-616%	0%
Max.	55.3%		55.2	1741%	1741%	3732%

All gold reject check samples greater than 3gAu/t Average
	Original	% Diff. of	Reject	Mean %	Relative	Abs. Val.
	Au	Mean	Au	Difference	Difference	Of Rel Diff.
Count	113		113	113	113	113
Mean	11.6	0%	11.64	0%	-1%	11%
Std. Dev.	9.55	-1%	9.64	15%	17%	13%
Min.	2.85	21%	2.36	-37%	-60%	0%
Max.	55.3	0%	55.2	59%	59%	121%

Table 3.2.2: Comparative Statistics of Coarse Reject Checks – Silver

All coarse reject check samples
	Original	% Diff. of	Reject	Mean %	Relative	Abs. Val.
	Ag	Mean	Ag	Difference	Difference	Of Rel Diff.
Count	162		162	162	162	162
Mean	38.68	0%	38.68	9%	-38%	56%
Std. Dev.	56.89	0%	56.66	80%	359%	305%
Min.	0.17	1%	0.17	-97%	-3732%	0%
Max.	363.4	3%	351.5	881%	881%	3732%
All silver reject check samples greater than 6gAg/t Average
	Original	% Diff. of	Reject	Mean %	Relative	Abs. Val.
	Ag	Mean	Ag	Difference	Difference	Of Rel Diff.
Count	111		111	111	111	111
Mean	55.37	0%	55.4	10%	7%	30%
Std. Dev.	62.00	1%	61.64	90%	92%	88%
Min.	3.77	-33%	5.6	-55%	-121%	0%
Max.	363.4	3%	351.5	881%	881%	881%

Higher-grade mineralization at the El Dorado mine area is related to banded chalcedony vein. Within this material type alone, there should be no preferential bias caused by core loss. However, if this high grade quartz is associated with calcite, this softer material may be preferentially lost, thereby potentially introducing a positive bias. There is no statistically significant relationship as the average increase is caused by a few outlier samples. Figures 3.5 through 3.8 demonstrate this relationship graphically showing core recovery and grade for gold and silver, respectively, presented as both line and scatterplot graphs.

There are four sets of data on each graph. “AuAvg” and “AgAvg” are the mean grades of gold and silver for each 5% core recovery increment. “All Groups” is the mean grade of all core

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recovery increments. “% Relative Difference” is the relative difference in grade of that particular core recovery increment compared to the “100%” core recovery increment grade.

This non-systematic relationship between grade and core recovery suggests that core recovery cannot be used to factor grade. Furthermore, one cannot arbitrarily eliminate all samples with less than, say, 40% core recovery because doing so would introduce a positive bias to the sample set. Nevertheless, the confidence in samples with extremely low core recovery is minimal. As such, MDA opted to eliminate the use of all samples with core recovery of less than 25% while those blocks estimated from samples that average less than 80% will be classified no higher than Indicated.

3.3             Data Verification

Check Samples

In June 2003 Ronning took surface samples from known and mineralized outcrops. He describes in detail the work and results in Ronning (2003). Ristorcelli (MDA, 2003) selected and supervised the collection of 12 samples of core. All of the work is described in the next two sections and supports the underlying data.

Ronning (2003) collected 22 independent samples and concluded “The 22 independent samples collected for this report are in a sense a form of data verification. Their results have shown that mineralization of the kind and degree described by the owners does exist on the El Dorado Property.”

MDA selected 12 samples of core from mineralized material of varying drill campaigns. The samples were chosen by MDA and the cutting was supervised by MDA. The samples were quarter core. Immediately after sawing the core, MDA renumbered the bags so that no one except the coauthors of the report knew which samples were which. Although the samples were not always in the coauthors’ control, there is no reason to doubt their integrity as they were locked in rooms and had their own numbering system. The results of the check sampling are described in Table 3.3.1. Figures 3.9 and 3.10 are scatterplots of the two datasets for gold and silver, respectively. Although there is modest scatter, the r values are high for quartered core and epithermal vein gold mineralization and the comparison is considered good. The purpose of the independent check samples is to verify the presence of mineralization, not to validate sampling procedure or accuracy.

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Table 3.3.1: Descriptive Statistics of MDA Quarter Core Check Samples

MDA No.	MDA-	gAg/t	MDA-	% Diff.	Original	g Ag/t	Hole ID	From	To	Pac. Rim
	Chemex		Original%	Ag	g Au/t					No.
	g.Au/t		Diff Au
3251	4.57	47	10%	-18%	4.17	57.3	K96-120	72.95	73.45	6476
3252	2.99	12	-28%	-28%	4.18	16.7	K96-118	72.3	73.7	6462
3253	8.88	88	-7%	14%	9.52	77	P02-219	214.1	214.95	13192
3254	21.4	139	50%	-13%	14.3	160	D00-199	218.55	220.15	11438
3255	44.4	265	37%	31%	32.3	203	D00-192	240.4	241.55	11260
3256	1.84	13	-8%	4%	2.01	12.5	D00-192	247.65	249.2	11265
3257	6.59	86	-5%	23%	6.92	70	P03-245	286.8	288	15992
3258	7.57	57	36%	21%	5.56	47	P03-245	222.45	223.3	15980
3259	24.3	160	3%	21%	23.53	132	P03-244	325.9	326.65	15953
3260	0.53	12	-36%	-17%	0.83	14.4	P03-244	323	324.15	15600
3261	2.05	7	-31%	-31%	2.97	10.2	P03-244	312.85	313.45	15590
3262	0.64	8	-86%	-82%	4.48	44.2	K95-115	283.15	284.25	6406
Mean	10.48	74.5	14%	6%	9.23	70.4
Std. Dev.	13.21	79.6	37%	26%	9.61	63.1
Minimum	0.53	7	-36%	-31%	0.83	10.2
Maximum	44.4	265	37%	31%	32.3	203

Metallurgical Sample & Drill Sample Grade Comparisons

PacRim compiled all the metallurgical head assay data and compared these to expected grades derived from sample assays (Figures 3.11 and 3.12) . The comparisons are considered good to very good, further demonstrating the well-behaved nature of the precious metal mineralization at El Dorado. One notable exception is found in the gold but it is believed that an erroneous expected sample grade was used. Comparisons of relative difference and trends for potential biases further show the results to be very good, supporting the underlying sample and analytical database.

Inspectorate America Corporation analyzes all of PacRim’s samples at their laboratory in Sparks, Nevada. The site and sequence for sample preparation varies depending on whether the sample in question is from the surface or from drill core.

Quality Control Procedures

Most of the data upon which this study is based originated with PacRim and other sources as noted. Both Ronning (2003) and Ristorcelli (MDA, 2003) have audited different parts of the database for internal consistency and accuracy. Furthermore, Ronning’s 22 independent samples and MDA’s 12 independent samples are a form of data verification. The results demonstrate that the database is reliable and accurate.

When PacRim became the operator at the El Dorado project, they recompiled and made preliminary edits and corrections to the database. Since then, PacRim has continually worked with the data and has been making corrections. In June 2003, Ristorcelli and Ronning audited the entire database for collar and downhole surveys and audited 1,000 assay samples for data entry. The error rate for significant errors was 0.3%, and these were corrected.

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The electronic database collar data was checked against both the printed summary and the hand written logs. Types of errors found were in transcription, data corrected in summary sheets but not corrected on hand written logs, data corrected in hand written logs but not in summary sheets, rounding of some data to the nearest meter, but arbitrarily applied. These corrections were not found to be material although they were made to the database.

The electronic downhole survey data was audited in its entirety. It was found to be in good order. Some minor discrepancies were found between the hard data and the database. Notes were made on 2.9% of the downhole surveys suggesting bad data. In those cases where the data was noted to be bad, assumed azimuths and dips were entered using adjacent good data or collar data.

The electronic assay database was audited. There was an error rate of less than 0.5% deemed material; an acceptable level. All of these errors were corrected. There was also an error rate of 1.9% for errors deemed immaterial such as digits in the third decimal place.

A preliminary review of the core recovery data was made although it was not as comprehensive as the assay, collar and downhole survey data. Errors were found, but not enough to make the database unreliable. Corrections were made.

MDA constructed a plan map of the drillholes and overlaid this with existing maps and found no significant differences. Neither the underground samples or the surface samples were audited but these were not used for grade estimation. PacRim performed detailed checks on the underground data and found it to be error free but missing some data.

3.3.1             Drillhole Location & Survey Data

All pre-PacRim drillhole collars and PacRim holes up until P02-228 were surveyed by an outside contractor using a Total Station system and an internal grid of control points. Hole collars from P02-229 to present have been surveyed by PacRim staff with a Trimble GPS system using a Pathfinder Pro XRS rover and Pathfinder Pro XR base station with sub-meter accuracy. During initial setup of the GPS system, PacRim learned that several survey control points used to bring survey control into the mine area were not accurate. A number of old collars were resurveyed in critical areas of the mine and most were accurate to less than 2m. However, exact collar locations were sometimes hard to find and the GPS reading did not accurately duplicate the location of the original collar. One collar error was found for a hole in the Northern sub-district on the San Matias vein. This hole was off by 50m, although it was accurately located on surface maps relative to the target vein. A program to re-survey all the older hole collars was initiated and holes in the immediate El Dorado mine area have been checked.

Over the life of the project exploration, downhole surveying was done using: 1) Single shot survey instrument, early in the project; 2) Tropari in 1996 and 1997; 3) Multishot camera in 2000; and 4) Tropari, single shot camera and Reflex post-2000.

There was strong magnetism noted with a logging magnet in some parts of some holes and locally at the surface making measurements suspect since they all rely on a downhole magnetic compass to obtain azimuth readings. Because of this magnetism, misreads, and instrument errors, the downhole surveys are considered only adequate. PacRim now uses the Reflex tool which records temperature and total field magnetism as well as azimuth and dip for all resource drilling. The Reflex also incorporates an alarm mechanism that warns the operator of excessive magnetism relative to the collar of the hole. The additional data is recorded and analyzed by PacRim staff

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when considering validity of the downhole information for use in its database. The potential error is mitigated by the predictable nature of the veins.

3.3.2             Assay Data

Table 3.3.2 describes the entire El Dorado database from which grade estimation was made. This data set includes 5,698 drillhole gold assays and 5,672 drillhole silver assays.

Table 3.3.2: Descriptive Statistics of the El Dorado Mine Area Drillhole Database

	Valid N	Median	Mean	Std.Dev.	CV	Min.	Max.	Units
East	7,788					533,846	534,804
North	7,788					300,649	302,115
Elevation	7,788					-31	446
From	7,788					0	476	m
To	7,788					0.7	500	m
Length	7,788					0.01	119	m
Au-Average	5,698	0.14	1.62	5.75	3.55	0	132	gpt Au
Ag-Average	5,672	0.8	9.96	40.76	4.09	0	864	gpt Ag
Au Equivalent	5,671	0.16	1.77	6.29	3.56	0	142.41	gpt Au Eq
Ag/Au Ratio	5,659	6.3	12.89	41.59	3.23	0	1466.7
Type Drill Sample	5,812	1	1	0	0	1	2
Core Recovery	5,789	100	89	15	0	0	197%
RQD	3,245	89	79	24	0	0	100%
Vein Width	787	3	3.33	2.27	0.68	0.05	9.4	m
Confidence Code	864	3	2	1	0	1	3
Voids	35	1	1	0	0	1	1
Note: “-Average” is the average of all check and duplicate samples for an interval.

3.3.3             Specific Gravity Data

Prior to PacRim’s involvement in the project, few measurements of specific gravity data were available. PacRim has since made an effort to re-evaluate specific gravity and has taken 114, 68, and 46 measurements at Minita/Zancudo, La Coyotera and Nueva Esperanza, respectively for a total of 228 measurements.

For comparative purposes, values used for specific gravity in the past were 2.54g/cm 3, 2.47g/cm 3, and 2.33g/cm 3 for the El Dorado veins, La Coyotera north, and Nueva Esperanza, respectively.

PacRim took 114 El Dorado mine area samples of whole core and measured the diameter and length. The samples were then weighed, dried and weighed again. The samples were described for the percent voids and coded by rock type into four groups: wallrock andesite, vein, sheeted zone and breccia. As recovery was very good in their drill campaign and vugs are common, this was the most appropriate method of measuring specific gravity. MDA analyzed the results and grouped them into zones that would be used for modeling wallrock and mineralization. The results are given in Table 3.3.3.

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Table 3.3.3: Descriptive Statistics of the El Dorado Mine Area Specific Gravity Test Work

Description	Measured SG (g/cm3 )	Estimated Void (%)
All data	2.56	7%
Minita	2.56	7%
Zancudo	2.60	6%
Wallrock	2.65	2%
All mineralization	2.54	8%
Vein only	2.53	10%

As void space was taken into account while measuring specific gravity of the chosen samples, the values to be used still needed to be modified to account for the unavoidable bias of measuring samples that were not broken. Modifications must also account for those voids that are reported to occur in the vein but are too large to be incorporated in the core measurements. MDA therefore decreased the vein/mineralization specific gravity by 3% to 2.46g/cm 3. Although it is not used in this resource estimate, future work should use the wallrock specific gravity reduced by 1% and should be 2.62g/cm 3.

3.4             Mineral Resource Estimation

The grade models upon which the resources and reserves are based were developed and constructed by MDA in conjunction with PacRim geologists and relying on work by Ronning as well. SRK has reviewed the models generated for the Minita and Minita 3 veins which contain the resources and reserves reported in this study.

The methods employed by MDA in constructing the grade model are consistent with industry practice for estimation of narrow veins.

3.4.1             Drillhole Data

The drillhole data sample intervals were examined, plotted on cross section for correlation, coded for vein assignment and ranked according to both the confidence of the correlation and the quality of the core sample recovery. The samples were composited across the veins and both thickness and accumulation (metal grade times thickness) recorded as the primary variables for analysis and estimation. This approach allows for estimation from composites of variable length and volume by deriving grade as the result of the estimated accumulation divided by the estimated thickness. This is the standard approach for estimating narrow vein deposits. The process is described in detail below.

3.4.2             Geological Model

MDA worked closely with PacRim geologists who gave insight and guidance to the styles of mineralization. The PacRim staff was heavily involved in the geologic modeling. The vein-specific composites were examined in long section for vein limit and domain definition. Upon completion of the domain definition the selected composites within each vein and domain were analyzed statistically and geostatistically to develop appropriate estimation parameters.

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Tonnes per block were calculated by multiplying the block volume (height (3m) times length (10m) times the HTW) by the specific gravity (2.46g/cm 3). The number of samples and the distance to the nearest sample were stored for each estimated block.

Several grade models were made for each metal for validation along with volume and point validation checking.

Once defined on cross section, the composites and interpreted extents of the vein were plotted on long section. This was used for control on vein area and extents in the plane of the vein. Estimations of veins widths were used for volume determination along with the long section area.

3.4.3             Grade Model Construction

The grade models are estimated to regular two-dimensional grids. The vein and domain areal extents are projected to the grid and grid cells within the defined vein areas are eligible to receive values during estimation.

After each vein was defined on long section, the outlines were digitized. The footwall of each vein was then used to make a three-dimensional surface. This surface, within the bounds or limits of the vein defined on long section was used to code the location of the vein in the model and for all further modeling. MDA plotted all underground workings and underground samples and removed these volumes from the model and resource estimate.

3.4.4             Statistical Analysis & Variography

Statistical and geostatistical analysis were performed on the thickness and gold grade times thickness. The results are presented in Appendix A3. The descriptive statistics for Minita and Minita 3 are presented in Tables 3.4.1 through 3.4.4.

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Table 3.4.1: Descriptive Statistics of the Minita Vein Samples

	Valid N	Median	Mean	Std.Dev.	CV	Min.	Max.	Units
Au-Average	402	8.03	13.08	15.61	1.19	0	132	gpt Au
Difference (%)			-3%
Au-Capped	402	8.03	12.7	13.63	1.07	0	65	gpt Au
Ag-Average	402	43.25	87.27	117.42	1.35	0	864	gpt Ag
Difference (%)			-6%
Ag-Capped	402	43.25	81.71	105.66		0	550	gpt Au
Au Equivalent	402	8.83	14.32	17.09	1.19	0.01	142.4	gpt Au Eq
Ag/Au Ratio	402	6.5	10.86	74.59	6.87	0	1400
Core Recovery	412	100	91	23	0	0	100%
RQD	210	80	72	27	0	0	100%
Vein Measured true	413	5.15	4.78	1.99	0.42	0.3	9.4	m
thickness
Vein Azimuth	413	173	0	339				degrees
Vein Dip	413	-75				-90	-65	degrees
Vein Code	413					55	155
Confidence Code**	413					1	3
Void*	11					1	1

Table 3.4.2: Descriptive Statistics of the Minita Vein Composites

	Valid N	Median	Mean	Std.Dev.	CV	Min.	Max.	Units
Length	67	4.2	5.7	5.4	0.9	0.3	28.5	m
To	67	256.2	261.5	22.7	468.4	m
AuAvg	67	9.22	12.8	8.27	0.65	0.09	55.5	gpt
AuCap	67	9.22	12.42	7.26	0.58	0.09	38.91	gpt
AuAvgXCTW	67	26.9	44.8	48.7	1.1	0.1	258.1	gpt-m
AuCapXCTW	67	26.9	42.9	42.8	1	0.1	191	gpt-m
AuAvgXMTW	67	27.4	44.7	45.7	1	0.2	248.9	gpt-m
AuCapXMTW	67	27.4	42.9	40.3	0.9	0.2	184.2	gpt-m
AgAvg	67	60.1	86.68	65.41	0.75	0.22	330.02	gpt
AgCap	67	60.1	84.36	61.11	0.72	0.22	306.71	gpt
AgAvgXCTW	67	135.5	299.6	379.6	1.3	0.7	1858	gpt-m
AgCapXCTW	67	135.5	291.4	353.4	1.2	0.7	1678.9	gpt-m
AgAvgXMTW	67	147.7	292.4	351.9	1.2	0.8	1792	gpt-m
AgCapXMTW	67	147.7	285.2	329.9	1.2	0.8	1619.2	gpt-m
AuEq	67	10.15	14.03	9.07	0.65	0.1	57.77	gpt
Ag/Au	67	6.35	6.84	4.2	0.61	0.02	47.38
Crec	66	100	95	10	0.1	55	100%
RQD	40	77	73	20	0	6	100%
VnMTW	67	3	4.77	1.97	0.41	0.3	9.4	m
VnDipAZ	67	170	169	42.4	0.3	0	339	degrees
Vn_Dip	67	-75	-75.43	5.14	-0.07	-90	-65	degrees
Vn_Code	67	55	62	26	0	55	155
ConfCode	67	3	3	0	0	1	3
VnCTW	67	3	3.4	2.1	0.6	0.3	9.2	m
VnCDW	67	4.4	6	5.4	0.9	0.4	28.6	m
VnCHW	67	3	3.6	2.2	0.6	0.3	9.8	m
Void	67	-2	-2	0	-2	-2

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Table 3.4.3: Descriptive Statistics of the Minita 3 Vein Samples

	Valid N	Median	Mean	Std.Dev.	CV	Min.	Max.	Units
Au-Average	41	4.99	8.82	9.75	1.11	0.11	39.6	gpt Au
Difference (%)			0%
Au-Capped	41	4.99	8.82	9.75	1.11	0.11	39.6	gpt Au
Ag-Average	41	24.3	61.23	74.83	1.22	0.7	309	gpt Ag
Difference (%)			0%
Ag-Capped	41	24.3	61.23	74.83	1.22	0.7	309	gpt Ag
Au Equivalent	41	5.43	9.69	10.78	1.11	0.12	44	gpt Au Eq
Ag/Au Ratio	41	6.3	6.35	3.09	0.49	0.8	18.7
Core Recovery	42	100	87.56	28.54	0.33	0	100%
RQD	16	90	76.93	32.97	0.43	0	100%
Vein Measured true	42	2.35	2.68	1.04	0.39	0.4	4.1	m
thickness
Vein Azimuth	42	173	170.9	17.23	0.1	140	195	degrees
Vein Dip	42	-67	-68.89	4.14	-0.06	-84	-62	degrees
Vein Code	42	65	65	0	0	65	65
Confidence Code**	42	3	3	0	0	2	3
Void*	2	1	1	0	0	1	1
* 1 = Void; ** 1 is lowest, 3 is highest; “Average” is the average of all check and duplicate samples for an interval

Table 3.4.4: Descriptive Statistics of the Minita 3 Vein Composite

	Valid N	Median	Mean	Std.Dev.	CV	Min.	Max.	Units
Length	14	3	2.8	1.7	0.6	0.4	6.3	m
To	14	263	255.2	58.2	354.2	m
AuAvg	14	7.16	7.8	5.23	0.67	0.7	20.9	gpt
AuCap	14	7.16	7.8	5.23	0.67	0.7	20.9	gpt
AuAvgXCTW	14	14.6	18.7	18.3	1	1.4	59.4	gpt-m
AuCapXCTW	14	14.6	18.7	18.3	1	1.4	59.4	gpt-m
AuAvgXMTW	14	14.3	17.5	16.5	0.9	1.3	47.4	gpt-m
AuCapXMTW	14	14.3	17.5	16.5	0.9	1.3	47.4	gpt-m
AgAvg	14	29.43	52.56	40.81	0.78	3.07	159.79	gpt
AgCap	14	29.43	52.56	40.81	0.78	3.07	159.79	gpt
AgAvgXCTW	14	94.6	127.8	139.4	1.1	3.4	453.8	gpt-m
AgCapXCTW	14	94.6	127.8	139.4	1.1	3.4	453.8	gpt-m
AgAvgXMTW	14	78.2	119.7	125.8	1.1	3.6	362.7	gpt-m
AgCapXMTW	14	78.2	119.7	125.8	1.1	3.6	362.7	gpt-m
AuEq	14	7.5	8.55	5.76	0.67	0.74	23.18	gpt
Ag/Au	14	4.88	6.31	2.54	0.4	1.33	10.88
Crec	14	99	93	17	0	34	100%
RQD	4	82	77	16	0	52	97%
VnMTW	14	2.06	2.79	0.98	0.35	0.4	4.1	m
VnDipAZ	14	176.5	169.6	16.1	0.1	140	195	degrees
Vn_Dip	14	-67	-68.36	4.2	-0.06	-80	-62	degrees
Vn_Code	14	65	65	0	0	65	65
ConfCode	14	3	3	0	0	2	3
VnCTW	14	2.27	2.3	1.5	0.6	0.3	5	m
VnCDW	14	3	2.8	1.7	0.6	0.4	6.3	m
VnCHW	14	2.46	2.5	1.6	0.6	0.3	5.3	m
Void	0

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MDA considered additional information which they believed were relevant to the El Dorado deposits in the estimation process. A list of those items is given below:

•

Core recovery was always estimated, as it was used in resource classification. The values were estimated with the same parameters and weighting as gold times thickness values.

This is a classification of confidence in a particular intercept. It is a subjective code that considers location, sample quality, and certainty that the composite is and properly represents the vein intercept. This value is used for evaluating development drilling as well as in resource classification at the El Dorado mine area. This variable was always estimated by nearest neighbor.

•
Measured true width ("MTW"): MTW is the measured true width measured from drill log geologic data and, in particular, graphic data taking into account sample lengths and angles to core axes. This was used as a check on the calculated true width.

•	Calculated true width ("CTW"): CTW is the calculated true width, which is based on the angle of the drillhole at the intercept and the strike and dip of the vein at the intercept.

•
Horizontal true width ("HTW"): HTW is the calculated horizontal true width, which is based on the angle of the drillhole at the intercept and the strike and dip of the vein at the intercept. This value is used for tonnage calculations in the “vertical” GSM (gridded seam model) block model.

For the Minita vein, continuity of metal and thickness was demonstrated by the variograms to be good to very good both from a visual standpoint but also from a geostatistical standpoint with ranges up to 100m.

Interpretable variograms could not be generated for Minita 3 because the database was not large enough to support such an analysis.

3.4.5            Grade Interpolation

Minita Vein Interpolation

As the composites are of varying length, grade thickness modeling was required. Models were estimated by kriging, inverse distance cubed ("ID3"), and nearest neighbor. Comparing the estimate to the composite data, it was determined that the ID3 model was the best fit. So the CTW, the capped gold grade times calculated true width (AuC * CTW), and capped silver grade times calculated true width (AgC * CTW) were estimated with the parameters given in Table 3.4.5.

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Table 3.4.5: Estimation Parameters for El Dorado Mine Area Veins

Parameter	Item	Minita Vein	Minita 3 Vein
Estimation method	CTW	ID3	ID3
Min/Max composites	CTW	1 / 8	1 / 8
Zones used	CTW	55 and 155	65 and 165
Separately

Distance (m)	CTW	200	200
Estimation method	AUC*CTW	ID3	ID3
Min/Max composites	AUC*CTW	1 / 10	1 / 8
Zones used	AUC*CTW	55 and 155	65 and 165
Separately

Distance (m)	AUC*CTW	200	200
Estimation method	AGC*CTW	ID3	ID3
Min/Max composites	AGC*CTW	1 /10	1 / 8
Zones used	AGC*CTW	55 and 155	65 and 165
Separately

Distance (m)	AGC*CTW	200	200

At Minita, the high-grade or well-mineralized domain (55) was modeled together with the weakly mineralized domains (155) because the few weakly mineralized samples occurred interspersed with the well-mineralized samples. The Minita long section is given in Figure 3.13. MDA also estimated core recovery (CRec), confidence code (ConfC), and measured true width (MTW).

Tonnes per block were calculated by multiplying the block volume (height (3m) times length (10m) times the HTW) by the specific gravity (2.46g/cm 3). The number of samples and the distance to the nearest sample were stored for each estimated block.

Due to the distribution and limited nature of the drilling at the north end of the Minita vein, one hole with a high-grade assay (37.47gpt Au; at ~301,950N) estimates 2.5% of the ounces in the Minita vein.

A hard boundary constrains the estimate to the north, eliminating extrapolation. Following all other parameters and conditions, this falls into the Measured and Indicated classification, which is justified throughout the rest of the deposit.

MDA has recommended further drilling for better definition and suggests that further drilling might generate a larger resource extending to the north and down dip.

Drilling in the south end of Minita (~301,300N) indicated unresolved complexities and this area were removed from the estimate. PacRim has subsequently completed additional drilling to further refine understanding in this area; however, that information is not incorporated into the current grade model and resource estimate.

Minita 3 Vein Modeling

Continuity of metal and thickness is more variable for Minita 3 than for Minita. The study showed that the weakly mineralized structures (165) clustered separately from the well-

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mineralized veins (65). As such, MDA defined these zones using nearest neighbor and then estimated the grades separately for each.

Essentially all the low-grade zone (ZONE 2 or VNCD 165) is well below economic grade. As with the highest grades at Minita, the highest grades at Minita 3 are associated with colloform banding and corrensite. Interpretable variograms could not be generated for Minita 3 because the database was not large enough to support such an analysis.

Models were estimated only by inverse distance cubed (ID3) and checked with nearest neighbor. The calculated vein true width (CTW), the capped gold grade times calculated true width (AuC * CTW), and capped silver grade times calculated true width (AgC * CTW) were estimated with the parameters given in Table 3.4.5 and the long section is given in Figure 3.14.

MDA also estimated core recovery (CRec), confidence code (ConfC), measured true width (MTW).

3.4.6            Density Modeling

Density was not an estimated variable for the veins, but is assigned globally to all of the blocks by rock type and location based upon the results of density tests undertaken on core and samples.

3.4.7            Model Verification

Numerous checks were made throughout the process of estimating each deposit’s resources.

For the vein deposits (two dimensional models), checks were made between the block models and volumes defined by the vein outlines and applying a mean thickness. These tests all compared well. Total volume and mean grade tests were then done to get a sense of the magnitude of the resources.

The grade estimation was validated for each deposit by comparing assays, composites, nearest neighbor, inverse distance, and when applicable, kriging estimates. Modifications were made so as to improve the estimates.

Changes in the resource estimates between this estimate and the previous ones are explained below:

•
Minita: The dominant factor in the increase in Minita resources is the long section area defined by PacRim; it increased by close to 60%. Increases occurred along strike on the mine levels where modeling had not been done before and down plunge of the core of the deposit, much of the latter as a result of detailed geologic evaluation as well as drilling. A small increase (~5%) also occurred from a slightly higher specific gravity.

•	Minita 3: Increases resulted from increased specific gravity and interpretations on thickness.

3.4.8            Mineral Resource Classification

MDA classified the resource in order of increasing geological and quantitative confidence, into Inferred, Indicated and Measured categories according to the Canadian Institute of Mining,

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Metallurgy and Petroleum (CIM) – Definitions adopted by CIM Council August 20, 2000 and therefore also in accordance with Canadian National Instrument 43-101. A mineral resource, also using CIM definitions is defined as “a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.” Specifically, the terms are defined below:

Inferred Mineral Resource

An ‘Inferred Mineral Resource’ is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes.

Indicated Mineral Resource

An ‘Indicated Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Measured Mineral Resource

A ‘Measured Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes that are spaced closely enough to confirm both geological and grade continuity.

Because of the requirement that the resource exists “in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction”, MDA reported the resources at cutoffs that are reasonable for deposits of this nature and mining conditions of this type.

MDA classified the El Dorado resources by a combination of distance to the nearest sample, the number of samples used to estimate a block, the confidence in certain drill intercepts and the core recovery. The criteria for resource classification are given in Table 3.4.6. Descriptive statistics of the resource classification parameters are shown in Table 3.4.7.

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Table 3.4.6: Criteria for Resource Classification

	Measured	Indicated	Inferred
Minita Vein
Distance (m)	1 to 1 to 20	21 to 75	>75 (within zone)
Confidence code*	2 or 3	NA	NA
Core recovery(%)**	>80	NA	NA

Minita 3 Vein
Distance (m)	1 to 15	16 to 75	>75 (within zone)
Confidence code*	2 or 3	NA	NA
Core recovery(%)**	>80	NA	NA

Table 3.4.7: Descriptive Statistics of Resource Classification Parameters

	Measured	Indicated	Inferred
Minita Vein
Mean number of samples	9.7	9.2	7.1
Mean closest point	13.2	38.2	94.5
Mean core recovery	96.9	91.1	91.6
Mean confidence code	2.8	2.6	2.5
Minita 3 Vein
Mean number of samples	7.8	6.9	4
Mean closest point	10.3	35.6	105.1
Mean core recovery	98.6	88.7	87.5
Mean confidence code	2.8	2.5	2.3

Measured, Indicated, and Inferred resources estimated by MDA are given in Tables 3.4.8, 3.4.9, 3.4.10 and 3.4.11. Several grade cutoffs are given to demonstrate changes with varying cutoffs. All reported numbers are undiluted in-situ resources.

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Table 3.4.8: Minita & Minita 3 Resources @ 0.0gpt CoG

		Au Grade	Au	Ag Grade	Ag	Au-Eq	Au-Eq
	Tonnes	(gpt)	(oz)	(gpt)	(oz)	(gpt)	(Eq-oz)
Measured
Minita	606,700	12.03	234,655	79.89	1,558,322	13.18	257,087
Minita 3	79,800	6.70	17,190	45.38	116,428	7.37	18,909
Total	686,500	11.41	251,845	75.88	1,674,750	12.50	275,996
Indicated
Minita	942,700	9.84	298,236	56.11	1,700,609	10.64	322,482
Minita 3	328,400	4.66	49,202	32.73	345,573	5.12	54,058
Total	1,271,100	8.50	347,437	50.07	2,046,182	9.21	376,541
Measured & Indicated
Minita	1,549,400	10.70	532,891	65.42	3,258,931	11.63	579,569
Minita 3	408,200	5.06	66,391	35.20	462,001	5.56	72,967
Total	1,957,600	9.52	599,282	59.12	3,720,932	10.37	652,536
Inferred
Minita	66,900	7.93	17,057	37.64	80,959	8.51	18,304
Minita 3	82,400	7.62	20,187	59.44	157,470	8.49	22,492
Total	149,300	7.76	37,244	49.67	238,429	8.50	40,796
Measured, Indicated & Inferred
Minita	1,616,300	10.58	549,947	64.27	3,339,890	11.51	597,873
Minita 3	490,600	5.49	86,578	39.27	619,471	6.05	95,459
Total	2,106,900	9.40	636,526	58.45	3,959,361	10.24	693,332

US investors are advised that use of the terms “measured resource”, “indicated resource” and “inferred resource” are recognized and required by Canadian securities regulations. These terms are not recognized by the U.S. Securities Exchange Commission. U.S. investors are cautioned not to assume that all, or any part, of a mineral resource will ever be converted into mineral reserves.

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Table 3.4.9: Minita & Minita 3 Resources @ 4.0gpt CoG

		Au Grade	Au	Ag Grade	Ag	Au-Eq	Au-Eq
	Tonnes	(gpt)	(oz)	(gpt)	(oz)	(gpt)	(Eq-oz)
Measured
Minita	554,200	12.93	230,386	85.96	1,531,629	14.16	252,302
Minita 3	52,400	9.57	16,123	66.65	112,285	10.51	17,706
Total	606,600	12.64	246,508	84.29	1,643,914	13.84	270,008
Indicated
Minita	896,800	10.18	293,518	58.22	1,678,644	11.01	317,449
Minita 3	132,500	9.75	41,535	72.32	308,081	10.77	45,880
Total	1,029,300	10.12	335,052	60.04	1,986,725	10.98	363,329
Measured & Indicated
Minita	1,451,000	11.23	523,903	68.82	3,210,273	12.21	569,751
Minita 3	184,900	9.70	57,657	70.71	420,366	10.70	63,586
Total	1,635,900	11.06	581,561	69.03	3,630,639	12.04	633,337
Inferred
Minita	66,900	7.93	17,057	37.64	80,959	8.51	18,304
Minita 3	46,700	12.67	19,023	101.21	151,961	14.12	21,200
Total	113,600	9.88	36,080	63.77	232,920	10.82	39,504
Measured, Indicated & Inferred
Minita	1,517,900	11.08	540,960	67.44	3,291,232	12.05	588,055
Minita 3	231,600	10.30	76,681	76.86	572,327	11.39	84,786
Total	1,749,500	10.98	617,640	68.69	3,863,559	11.96	672,841

US investors are advised that use of the terms “measured resource”, “indicated resource” and “inferred resource” are recognized and required by Canadian securities regulations. These terms are not recognized by the U.S. Securities Exchange Commission. U.S. investors are cautioned not to assume that all, or any part, of a mineral resource will ever be converted into mineral reserves.

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Table 3.4.10: Minita & Minita 3 Resources @ 5.0gpt CoG

		Au Grade	Au	Ag Grade	Ag	Au-Eq	Au-Eq
	Tonnes	(gpt)	(oz)	(gpt)	(oz)	(gpt)	(Eq-oz)
Measured
Minita	524,600	13.39	225,839	89.35	1,507,001	14.67	247,428
Minita 3	50,100	9.81	15,801	68.77	110,771	10.80	17,396
Total	574,700	13.08	241,641	87.56	1,617,773	14.33	264,824
Indicated
Minita	843,400	10.54	285,802	60.47	1,639,700	11.40	309,121
Minita 3	126,400	10.00	40,639	74.77	303,854	11.05	44,906
Total	969,800	10.47	326,440	62.33	1,943,554	11.35	354,027
Measured & Indicated
Minita	1,368,000	11.63	511,641	71.54	3,146,701	12.65	556,550
Minita 3	176,500	9.95	56,440	73.07	414,626	10.98	62,302
Total	1,544,500	11.44	568,081	71.72	3,561,326	12.46	618,851
Inferred
Minita	65,400	8.01	16,842	38.11	80,132	8.55	17,978
Minita 3	46,000	12.81	18,945	102.43	151,487	14.27	21,104
Total	111,400	9.99	35,787	64.67	231,619	10.91	39,082
Measured, Indicated & Inferred
Minita	1,433,400	11.47	528,483	70.02	3,226,833	12.47	574,527
Minita 3	222,500	10.54	75,385	79.14	566,113	11.66	83,406
Total	1,655,900	11.34	603,869	71.24	3,792,946	12.36	657,933

US investors are advised that use of the terms “measured resource”, “indicated resource” and “inferred resource” are recognized and required by Canadian securities regulations. These terms are not recognized by the U.S. Securities Exchange Commission. U.S. investors are cautioned not to assume that all, or any part, of a mineral resource will ever be converted into mineral reserves.

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Table 3.4.11: Minita & Minita 3 Resources @ 6.0gpt CoG

		Au Grade	Au	Ag Grade	Ag	Au-Eq	Au-Eq
	Tonnes	(gpt)	(oz)	(gpt)	(oz)	(gpt)	(Eq-oz)
Measured
Minita	498,900	13.80	221,352	92.25	1,479,690	15.11	242,364
Minita 3	41,100	10.72	14,165	74.72	98,735	11.81	15,606
Total	540,000	13.57	235,517	90.92	1,578,424	14.86	257,970
Indicated
Minita	754,100	11.12	269,603	63.92	1,549,731	12.03	291,666
Minita 3	119,200	10.27	39,358	77.37	296,510	11.38	43,612
Total	873,300	11.00	308,961	65.76	1,846,242	11.94	335,278
Measured & Indicated
Minita	1,253,000	12.19	490,955	75.20	3,029,421	13.26	534,030
Minita 3	160,300	10.39	53,524	76.69	395,245	11.49	59,218
Total	1,413,300	11.98	544,479	75.37	3,424,666	13.06	593,248
Inferred
Minita	46,600	8.94	13,394	40.63	60,873	9.54	14,293
Minita 3	45,200	12.94	18,805	103.63	150,596	14.45	20,999
Total	91,800	10.91	32,199	71.65	211,469	11.96	35,292
Measured, Indicated & Inferred
Minita	1,299,600	12.07	504,349	73.96	3,090,294	13.12	548,323
Minita 3	205,500	10.95	72,328	82.62	545,841	12.14	80,217
Total	1,505,100	11.92	576,677	75.14	3,636,135	12.99	628,540

US investors are advised that use of the terms “measured resource”, “indicated resource” and “inferred resource” are recognized and required by Canadian securities regulations. These terms are not recognized by the U.S. Securities Exchange Commission. U.S. investors are cautioned not to assume that all, or any part, of a mineral resource will ever be converted into mineral reserves.

3.5            Mineral Reserves

The Reserves are classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum’s “CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines”, 2000, as required by Canadian National Instrument 43-101. The terms are defined below:

A mineral reserve is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined.

There are two categories of mineral reserves:

1) A probable mineral reserve is the economically mineable part of an indicated, and in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining,

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processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

2) A proven mineral reserve is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

3.5.1             Mineral Reserve Statement

Table 3.5.1 summarizes the mineral reserves (as of 21 January 2005) for Minita and Minita 3. Reserves were estimated using an equivalent gold cutoff grade of 5gpt and a gold and silver price of US$350/oz and US$5.00/oz, respectively.

Table 3.5.1: Mineral Reserve Statement (21 January 2005)

		Grade	Ounces	Grade	Ounces	Grade	Ounces
	Tonnes	(g Au/t)	(Au)	(g Ag/t)	(Ag)	(g AuEq/t)	(AuEq)
Proven
Minita	648,480	10.33	215,475	69.70	1,453,187	11.33	236,235
Minita 3	63,469	7.56	15,433	54.02	110,238	8.33	17,007
Total	711,949	10.088	230,908	68.303	1,563,425	11.064	253,242
Probable
Minita	756,979	9.28	225,819	54.08	1,316,192	10.05	244,622
Minita 3	135,955	7.79	34,031	59.12	258,399	8.63	37,722
Total	892,934	9.051	259,850	54.848	1,574,591	9.835	282,344

Proven & Probable
Proven	711,949	10.09	230,908	68.30	1,563,425	11.06	253,242
Probable	892,934	9.05	259,850	54.85	1,574,591	9.83	282,344
Total	1,604,883	9.51	490,758	60.82	3,138,016	10.38	535,586

Notes: Based upon a 5.0gpt cut-off grade, US$350/oz Au and US$5.00/oz Ag market price.

Table 3.5.2 summarizes the transition from mineral resources through mineral reserves to Run-of-Mine (“RoM”) production. These calculations include provision for dilution and ore losses during mining. Also included in this figure are approximately 14.6kt of inferred material which is included within the mining envelope and will be removed during the normal course of mining.

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Table 3.5.2: Mine Production Summary Statement

		Au Grade	Au	Ag Grade	Ag	Au-Eq	Au-Eq
	Tonnes	(gpt)	(oz)	(gpt)	(oz)	(gpt)	(Eq-oz)
Mineral Resource (undiluted @ 0.0gpt CoG)
Minita	1,616,300	10.58	549,947	64.27	3,339,890	11.51	597,873
Minita 3	490,600	5.49	86,578	39.27	619,471	6.05	95,459
Total	2,106,900	9.40	636,526	58.45	3,959,361	10.24	693,332
Mineral Resource (undiluted @ 5.0gpt CoG)
Minita	1,433,400	11.47	528,483	70.02	3,226,833	12.47	574,527
Minita 3	222,500	10.54	75,385	79.14	566,113	11.66	83,406
Total	1,655,900	11.34	603,869	71.24	3,792,946	12.36	657,933
Mineral Reserve (undiluted @ 5.0gpt CoG)
Minita	1,081,901	12.97	451,194	80.85	2,812,319	14.16	492,382
Minita 3	152,396	10.09	49,439	74.99	367,441	11.91	58,367
Total	1,234,297	12.62	500,633	80.13	3,179,760	13.88	550,749
RoM Ore (Mineral Reserve plus ore loss, dilution, & inferred resource within mining envelope @ 5.0gpt CoG)
Minita	1,417,481	9.75	444,295	60.69	2,765,877	10.62	483,792
Minita 3	213,302	7.70	52,774	57.55	394,649	8.52	58,412
Total	1,630,783	9.48	497,069	60.28	3,160,526	10.34	542,204

3.6            Exploration Potential

SRK regards the exploration potential for El Dorado as significant.

Definition of the near-mine potential represented by the Zancudo, La Coyotera and Nueva Esperanza deposits is well advanced and promises well for future additions to the resource and reserve base at El Dorado. Resource estimates have been made for these deposits which are not included in this report. Exploration and sampling by PacRim in these areas is continuing. Other prospective veins in the El Dorado area are the El Dorado, Portillo, Rosario, Moreno, Monticristo, Candelaria, Guadelupe, Goose and Potrero.

The northern sector, which hosts the La Coyotera deposit, appears to be well understood geologically by PacRim and this understanding will guide exploration efforts. Other structures in this area are the Iguana, La Huerta, San Matias, and an extensive system of mineralized veins to the northwest of San Matias recently discovered by PacRim geologists.

Understanding of the southern sector is only just being developed, but recent sampling, which includes drilling, has returned assays that show considerable promise of significant mineralization specifically in the areas Nance Dulce and Minita Sur.

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Figure 3.1: Plan Projection of Drillholes

La Coyotera Area
Nueva Esperanza Area
El Dorado Area

FIGURE NO. 11.1

PACIFIC RIM
El Dorado Project
Drill Hole Location Map

MINE DEVELOPMENT ASSOCIATES
Reno Nevada

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Figure 3.2: Low-gold Standard Test

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Figure 3.3: Relative Difference in Coarse Reject Checks – Gold

Coarse Rejects Checks - Gold
300%
250%
200%
150%
100%
50%
0%
-50%
-100%
-150%
-200%
-250%
-300%
Relative Difference (Reject over Original)
0.0
0.2
0.5
0.8
1.2
1.8
2.5
3.6
5.3
7.5
11.6
19.1
55.3
Mean of Pairs (g Au/t)
% Rel. Diff
20 per. Mov. Avg. (% Rel. Diff)

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Figure 3.4: Relative Difference in Coarse Reject Checks – Silver

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Figure 3.5: Core Recovery & Gold Grade

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Figure 3.6: Core Recovery & Silver Grade

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Figure 3.7: Core Recovery & Gold Grade Scatterplot

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Figure 3.8: Core Recovery & Silver Grade Scatterplot

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Figure 3.9: Scatterplot of MDA Check Samples - Gold

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Figure 3.10: Scatterplot of MDA Check Samples - Silver

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Figure 3.11: Sample Assay vs. Calculated Metallurgical Head Gold Grades

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Figure 3.12: Sample Assay vs. Calculated Metallurgical Head Silver Grades

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Figure 3.13: Minita Vein Long Section

looking east
existing mine workings

PACIFIC RIM
El Dorado Project
Minita Vein Long Section
Dep. of Cabanas
El Salvador

MINE DEVELOPMENT
ASSOCIATES
Reno
Nevada

FIGURE
17.6

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Figure 3.14: Minita 3 Vein Long Section

looking east
existing mine workings

FIGURE 17.7

PACIFIC RIM
El Dorado Project
Minita 3 Vein Long Section

Dept. of Cabanas El Salvador

MINE DEVELOPMENT ASSOCIATES

Reno Nevada

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4.0            MINING

El Dorado is a steeply dipping, narrow vein gold deposit with reserves of over 1.6Mt averaging 9.5gpt Au and 60.8gpt Ag (5.0gpt gold equivalent cutoff grade) for the principal veins considered, the Minita and Minita 3. The average widths of these veins are approximately 3.3m. Without considering cutoff, the mineral resources are estimated at 2.1Mt at 9.4gpt Au and 58.5gpt Ag.

4.1            Historical Mining Information

The deposits were discovered by the Spanish in the early 1500’s and were worked by limited surface operations until 1894. From 1948 to 1953, a branch of Rosario Mining Company worked the deposits by underground methods. No mining has been done since, although exploration continued by various companies and at various times.

4.1.1            Past Production

Cut and fill mining and shrinkage stoping were the techniques previously used. Total production was 270,200t at an average grade of 9.59gpt Au. The old mine workings are not accessible because the shaft timbers collapsed and the shaft was not reopened below 15m from the collar. The old workings are currently flooded.

In 1975, Bruneau Mining Company purchased the property and an exploration program was initiated. The program ended in July 1976.

From 1979 to 1992, El Salvador experienced violent and persistent armed conflict. Since 1992, the country has been a peacefully governed democracy, although crime rates are a persistent problem. In 1993, during a period of high gold prices, exploration of the area commenced.

4.1.2            Previous Technical Studies

James Askew and Associates, majority owner at the time for Mirage Resource Corporation, completed a pre-feasibility study in 1995. Kinross Gold Corporation became involved in the exploration effort in 1996. In April 2000, Dayton Mining Corporation acquired Mirage and continued exploration. An internal feasibility study was completed by Kinross El Salvador in July 2001. Current project ownership rests with PacRim El Salvador. The task of modeling the resources and estimating the geologic tonnes and grades was assigned to Mine Development Associates (“MDA”). A report on the geotechnical design parameters was prepared by Call and Nicholas Inc., (“CNI”) and issued in March 2004. Also in March 2004, McIntosh was asked to develop a conceptual mine design and pre-feasibility level cost estimate.

4.2            Mining Method

SRK has determined with the O’Hara method that the El Dorado deposit is amenable to the following mining methods: Sub-level stoping, shrinkage stoping, and cut and fill stoping. Normally, sub-level stoping is expected to be more cost effective as it is a bulk mining method.

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However, due to the narrow widths found in this deposit, cut and fill may prove to be comparatively similar.

4.2.1            Mining Method Selection

In the January 2005 report, McIntosh recommends utilizing a bench and fill mining method. SRK supports the selection of a bench and fill method (i.e. sub-level blasthole stoping).

4.2.2            Bench & Fill Mining Method Description

The planned mining method is bench and fill, utilizing uncemented rock backfill. Sub-level spacing is planned at 20m vertically from sill to sill. Sill development will be advanced by single-boom electric-hydraulic jumbos. Due to the narrow vein widths, a single boom is preferred over a double-boom for its maneuverability and smaller dimensions. The planned drift height is 3.2m, enough to accommodate the planned pneumatic drill. Drifting along the ore horizon is planned to follow the vein structure and the drift width is expected to vary from a minimum of 3.2m to the maximum of 9.4m. The upper limit of this span may vary and be restricted to a safe working span as defined by geotechnical studies. In areas where the vein thickness is less than the minimum drift widths, a technique called ‘resuing’, described below, will be used to control dilution.

Where the vein width is appropriate, the drill holes in the vein will be blasted and mucked out first. The remaining holes in waste will be blasted later. This resuing technique requires some additional time for advancing the face, but the dilution is substantially less.

Drifting along the ore will be kept tight to the hangingwall side and wherever possible, a shanty style drift profile will be maintained to avoid undercutting the hangingwall. Once the sub-levels have been advanced to the extremities of the vein, the sublevels will be drilled off utilizing downholes (57mm diameter) averaging 16.8m in length, breaking through to the sublevel below. Slot raises will be developed at the extremities of the sublevels to begin the blasting cycle on each sublevel.

Advancing along strike, slices of ore will be blasted in manageable sizes and mucked from the sub-level below. Ground conditions will be monitored as the open stope becomes larger, and the backfill cycle will begin once a strike length of approximately 17m has been opened up (CNI Report, 2004). The LHDs will be equipped with remote controls to permit the operator to stand in a safe location when the LHD must operate beyond the safety of the supported brow. The mining direction is a retreat from both extremities towards the middle. This arrangement could require additional attention to drillholes and ground support in later stages of mining the block. The decreasing size of the central pillar will increase the stress on the mine openings.

Due to the tabular nature of the orebody, backfill will be placed after each blasting cycle to minimize the remote control mucking distance and to minimize the exposed hangingwall and footwall. This backfill material will be brought into the stope from the far end of the sub-level via a footwall access drift and placed from the sub-level above. Waste produced by mining the drifts and other excavations will be used for backfill “locally”. Backfill will only be hauled underground from the surface stockpile when it is unavailable from underground sources. It is anticipated that additional backfill material will be required over the life of mine. Waste rock

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from development will only be hauled to the surface when underground storage areas are full and no stopes are in the backfill cycle.

When ore extraction of an entire sub-level is complete, the McIntosh mine plan includes the construction of a thin cemented floor to be placed over top of the backfill intended to minimize ore losses and maximize mucking efficiency by creating a working surface for the next mucking horizon. For costing purposes, the assumed nominal floor thickness is 10cm. The cemented floor is intended to serve as a visible and/or somewhat physical marker horizon for the LHD operator to ensure the mucking process recovers only the blasted ore material. Engineering of the thin cemented floor will be evaluated in a future mining study.

The mining sequence will start over again with the extraction of the sub-level above (see Figures 4.1 and Figure 4.2) . This mining method primarily employs uncemented backfill for the bulk of the stopes. Based on the overall planned production sequence, an engineered sill pillar is required to enable mining the ore beneath the first production level. Stopes on the first and second sub levels will be backfilled with cemented backfill. The cemented backfill will serve as an artificial pillar to permit the stoping below to advance upward level by level until the stopes directly below the cemented fill are recovered. If the early stopes were backfilled with uncemented backfill, a pillar of potentially valuable ore would have been left unrecovered. The plan is to use cemented fill on the 145 and 165 elevations to maximize ore recovery.

In order to ensure these engineered sill pillars are constructed with quality in mind, only appropriately sized rock (crushed and screened) will be used for construction. The size distribution of the waste rock material used, and proper mixing of the cement mixture with the rock are important design constraints to monitor and control.

4.3            Proposed Mine Layout Development

The planned main access to the mine is by a decline (4.5m x 4.5m) from a portal near the plant area to a location on the footwall side of the Minita vein at the 245m elevation close to the center of the deposit on strike. Refer to Figure 4.3. A spiral ramp descends from there to the lowest level at -53m elevation.

The main decline and spiral ramp will be 2,414m in length to the point on the 145m elevation where the initial stopes are planned. The decline will start at the portal and descends at 14.4% gradient for 372m. The ramp will then make a 30m radius turn and descend 771m at a 14.5% gradient to the 245 elevation. This is close to the midpoint of the Minita vein where the stopes have above average width and grade. From the 245 elevation, the main ramp will continue down for 1,271m to the 145 elevation where production will begin. The ramp spirals are designed to return to the same approximate location along strike with each descent of 20m vertical m to the next sub-level. This keeps the ramp access in the midpoint of the ore zone to balance haulage distances and ventilation air flows. Refer to Figure 4.4.

Each ramp spiral includes a 15m straight and flat interval at the entry for the sublevel access crosscut. The spirals also have straight intervals opposite the footwall and at the south side to keep the ramp close to the vein. The curves are 30m radius. The length of each spiral is approximately 213m eat a gradient of 9.4% . Accessing stopes from the 145m elevation down to the -53m elevation will require an additional 2,345m of main ramp. The shorter ramps planned to access small satellite stoping areas are designed with 20m radii and average grades of 13%.

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From the sublevel access cross cuts, footwall access drifts will be driven in waste parallel to the ore body. In addition, ore development will be advanced to the extent of the vein at the prescribed sub-level interval spacing.

4.4            Mine Recovery

4.4.1            Crown Pillar

In the absence of a detailed analysis, a crown pillar thickness of 20m is planned to separate the proposed underground mine from previous mine workings established since 1953. The CNI report (2004) also supports a crown pillar in the range of 15m-19m in thickness between the 100m to 200m elevation.

Approximately 48,700 undiluted tonnes at 12.7gpt Au and 92.4gpt Ag is contained in the planned crown pillar (applying cut off grade of 5.0gpt Au-eq). The Minita and Minita 3 veins converge in this area to form a maximum width of just under 10m for a small section, but average 4.6m wide for the majority of the strike length.

If stress, rockmass and structures are favorable, the mining method of choice for pillar recovery is a simple longitudinal retreat towards the central access point with dumped upholes. Utilizing a 1:1 pillar width to height ratio, a ‘skin’ of thickness 5.0m will be left behind upon final retreat. This represents an extraction ratio of 75% and assumes that rib pillars will not be required in case of breaching the ‘skin’. Furthermore, a mining loss factor of 10% was applied to account for potential stability problems.

4.4.2            Production Stopes

A mining stope recovery of 98% was used to account for ore losses. The challenge will be to balance ore grade with dilution in order to maximize mine recovery.

4.5            Geotechnical

CNI in Tucson, Arizona submitted a report titled “Geotechnical Design Parameters for the El Dorado Mine, March 2004”. This report includes the following:

•	Evaluation of the stope and pillar dimensions for mining the Minita vein;

•	Evaluation of the layout of the ramp access to the mine;

•	Evaluation of size of access excavations and support required, if any.

Based on the observations in the drill core and outcrops complemented by the RQD database compiled, CNI derived the geotechnical design parameters. Refer to Table 4.5.1.

Joint orientation data was not available. Core samples were collected for strength determination (i.e. triaxial tests, shear strength, tensile strength).

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Table 4.5.1: Geotechnical Design Parameters (CNI, 2004)

Rock Type	Cohesion	Friction	Density	Intact	Tensile
		Angle		UCS	Strength
	(MPa)	(degrees)	(t/m3 )	(MPa)	(MPa)
Andesite – Chlorite Alteration	22.7	49.7	2.61	123.9	15.2
Andesite – Hematite Alteration	26.3	43.5	2.57	121.8	N/A

SRK has applied additional correction factors to the above geotechnical design parameters. Based on this limited amount of information, the net result categorically considers the rockmass to be ‘good’ under the Laubscher method.

SRK recommends that joint orientation data be collected to properly assess the structural design constraints. Furthermore, unfavorable structures (such as faults, dykes, shear zones) on a regional scale located immediate to the hangingwall and/or footwall need to be identified as their presence will affect stope stability. A review of the drill logs may be sufficient to determine the proximity and continuity of such planes of weakness.

4.5.1            Ground Support

For the rockmass, the appropriate ground support suggested by the Laubscher methodology is spot bolting. However, CNI recommends that the access drifts be supported with 1.5m length split sets on a 2.0m x 2.0m bolting pattern. Depending on the in situ rockmass condition, the amount, type and level of ground support may need to be upgraded. This variability in ground conditions and hence ground support requirements represent a degree of risk to the project.

SRK is in agreement that a bolting pattern is required for main access routes. Further to this, SRK recommends an active bolt (i.e. mechanical bolt, resin rebar) because of the seismicity in the area and a longer bolt length (i.e. 2.4m length) to conform to the rules-of-thumb commonly used in ground support.

In hard rock mining, the ratio of bolt length to pattern spacing is normally 1½:1. In fractured rock, it should be at least 2:1. (In civil tunnels and coalmines, it is typically 2:1.) Source: Lang and Bischoff (1982)

In mining, the bolt length/bolt spacing ratio is acceptable between 1.2:1 and 1.5:1. Source: Z.T. Bieniawski (1992)

Cost estimates assume that only the back will be supported for stope headings and waste development. The installation of screen on the back will be considered for the main ramps as required.

4.5.2            Cemented & Uncemented Backfill

Backfill is generally used as a filler to provide passive support to the stope walls. By placing backfill, the unsupported stope length will be minimized. Based on a 20m stope height, CNI recommends a maximum unsupported stope length of 17m along strike.

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The intended use of cemented backfill is to allow recovery of the sill pillars. In order to meet the production schedule, mining must begin at the 145m elevation which will create a sill pillar below that elevation. Cemented backfill will be placed in the stopes mucked from the 145m elevation to allow for recovery of the sill pillar below. CNI has recommended a cement content of 4%-5% to yield a 2.8MPa strength material.

4.6            Dilution

The dilution estimation methodology employed accounts for variations of the vein thickness. The purpose for proceeding with this method rather than assigning an overall dilution factor was to avoid over estimating dilution in the thicker portions of the vein and underestimating dilution in the thinner portions.

The estimation method employed results in an overall average dilution (both planned and unplanned) of 33%. Refer to Table 4.6.1 for the detailed breakdown. A graphical comparison of dilution by vein width is shown in Figure 4.5.

Table 4.6.1: Overall Dilution Estimate (McIntosh, 2005)

	Material	Gold	Silver	Proportion
	(t)	(gpt)	(gpt)	(%)
Planned	296,380	0.35	3.0	23.6
Unplanned	37,799	0.35	3.0	3.0
Backfill	80,893	0.00	0.0	6.4
Dilution	415,135			33.2%

Dilution, experienced during sill development or stope mining, has been categorized as either planned or unplanned.

Ore Development - Planned Dilution

The average planned dilution for ore development is estimated at 8.1% by tonnes. Locally, the dilution amount will vary, depending on the vein width.

Non-Resuing: For vein widths greater than or equal to 2.2m, full face development will be done. To accommodate the planned mining equipment, the lateral development in ore will be excavated 1.25m wider than the thickness of the vein. This will be done by adding an additional 0.25m on the hanging side of the drift and an additional 1.0m along the footwall side of the drift. The extra 1.0m along the footwall side of the drift will provide the pneumatic drill ample space to drill the entire vein. Refer to Figure 4.6.

SRK recommends following the vein hangingwall dip wherever possible by maintaining a ‘shanty’ drift profile. Since the average dip of the orebody is quite steep (i.e. 70º), there will be ample room for all services and mobile equipment in a ‘shanty’ drift profile. The main advantage of following the natural vein orientation is to avoid undercutting the hangingwall. By undercutting, a second degree of freedom is introduced (i.e. creates a brow) that is inherently unstable. Dilution can be realized from local to regional structural failures within the stope. The benefits of careful sill development far outweigh the consequences of ore loss, uncontrolled dilution and potential damage to equipment.

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Resuing: Where the veins are less than 2.2m wide, the resuing process will be used to drill, blast, and muck the ore and waste separately from the round. It is assumed that the minimum blasting width to effectively “slot” the ore from the face is 1.0m; therefore, should the vein be less than 1.0m thick, the ore resuing round would still be 1.0m in width. A minimum planned dilution of ten percent is used to account for blocks with a vein thickness at or near 1.0m thick that may have a calculated planned dilution less than 10%. In the mining areas where the vein is greater than 1.0m thick and less than 2.2m thick, a planned dilution factor of 10%was assigned. It is assumed that the miners will be able to follow the vein with relative ease and have the ability to drill the vein portion of the face with precision. This is a reasonable assumption based on the fact the vein (comprised of quartz-chalcedony, calcite) is visually contrasted by the andesite host rockmass. Refer to Figure 4.7.

Ore Development - Unplanned Dilution

A fixed amount of 0.25m unplanned overbreak is expected for ore development. The unplanned dilution is estimated at 3.1% by tonnes. Refer to Figure 4.8.

Note that all dilution estimates are provided on a tonnage basis instead of comparisons to vein width. Dilution estimated over vein widths are extremely sensitive for narrow widths and should be considered only on a case by case scenario. For example, if the average vein width (1.5m) has 0.25m of wall slough from both hangingwall and footwall, dilution would be 33%. Increase the vein width to 4.0m, the dilution becomes 12%. In both cases, the amount of dilution by tonnes remains the same but the % dilution is dramatically different.

Bench & Fill - Planned Dilution

On average, the planned dilution for stopes is also estimated at 2.8% by tonnes. As shown in Figure 4.9, planned dilution for open stope methods is largely a function of straight drillholes and vein undulations.

Bench & Fill - Unplanned Dilution

Unplanned dilution resulting from stoping methods is more difficult to estimate as it can be complex; often a function of several design and operating parameters. For example, the time an open stope remains open allows the effects of gravity to drive certain types of structural failures. Refer to Figure 4.8.

Unplanned dilution is expected to be limited to the effects of blast damage (0.25m) on both stope walls. This is regardless of the effects of undercutting and assumes the ground is competent to support itself long enough to muck out and place backfill. Approximately 14.7% by tonnes of unplanned dilution is anticipated.

In addition, unconsolidated backfill is introduced as part of the mucking cycle. The backfill provides some passive support for the walls which effectively helps to minimize the risk of large scale wall failures from occurring.

McIntosh estimates the backfill dilution at approximately 6.4% by tonnes. This amount of dilution has the potential to be much higher as the mine recovery (98%) is above industry norms for this mining method. In order to minimize dilution when mucking, grade control measures will be important.

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4.7            Production Rate

Ore will be sourced from sill development and stope production. In a typical sill development, the mining cycle is as follows:

•
Full face rounds (4.0mW x 3.2mH) averaging 3.5m advance will be drilled and blasted. Drillhole size and pattern will be typical for development headings, 45mm holes on a nominal 0.8m pattern outside of the cut. ANFO explosives will be used exclusively;

•
A 3.0m3 capacity LHD will move ore out to a muck bay near the stope or directly to 28t capacity trucks as they arrive. The equipment is sized to allow truck loading in the footwall or level access drifts by end loading;

•
The back will be scaled manually to remove any loose rock. Primary ground support in the stopes will be comprised of mechanical rock bolts to provide ‘active support’ on a 2.0m x 2.0m pattern for the back only. For long term support, rebar is substituted on the same pattern to resist corrosion. Additional ground support may be required as ground conditions dictate;

•	Services (pipe and vent tube) will be advanced as necessary;

•	The above cycle will be completed once every other 8-hour shift;

•	When the drift has been driven to its limit, it will be prepared for drilling. Floors will be carefully scraped and made level. Surveyors will mark up the walls with the appropriate ring spacing;

•
The pneumatic drill will drill the 57mm diameter downholes and/or upholes as per design pattern (1.5m x 1.5m). Usually, the slot raise will be completed first before the production drillholes. This will allow flow-through ventilation and increased operational flexibility. Once the drill is a safe distance away, it is possible to begin production blasting before the drill has completed the sub-level.

A typical stope cycle is as follows:

•	A slot will be created by blasting the drop raise connecting one sub-level to the next. The drop raise will be taken in several 3m lifts. The blasted material will be mucked on the sub-level below;

•
Production blasting is planned to take 5.0m slices measured along strike. Holes will be cleaned and prepared by the blasting crew. Each blasthole will be loaded with the prescribed cap sequence and powder requirement as designed by the engineering team. The powder factor is designed to minimize blast damage to the stope walls. All the blastholes will be tied in with detonating cord that will be initiated with an electric blasting cap at the end of shift;

•	Blasting fumes will clear during the time in between shifts;

•	Before mucking can begin, the sub-level above and on the mucking horizon will be inspected for blast damage (i.e. broken services, loose ground). A barricade will be

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erected at all locations leading to the open stope to prevent inadvertent access. When the workplace has been made safe, the muck pile will be watered down to suppress dust and displace blast fumes from the muck pile;

•

The mucking cycle will involve a 3.0m3 LHD mucking to either a muck bay or directly into a 28t truck. The LHDs will be equipped with an ejector bucket to enable loading under low drift profiles. The trucks will be end loaded in about 5-6 passes. As mucking progresses, the LHD will be operated on remote control within the open stope. Throughout the mucking cycle, grab samples will be collected for grade control;

•	When the blast has been mucked out, backfill will be placed from the sub-level above. Backfill will be delivered to a muck bay by the trucks and rehandled by LHDs for placement in the stope;

•	This cycle will be repeated until the entire sub-level is completed. A thin cemented floor will be placed over the top of the backfill to prepare a mucking horizon for the next stope.

A maximum achievable production rate of 995tpd can be realized assuming that headings are available and that cycle times are achieved for bench and fill stoping, resuing and non-resuing drifting as shown in Table 4.7.1. Given a maximum possible production rate of 995tpd, sustained production of 750tpd is achievable.

Table 4.7.1: Production Rate

	Production	Production	Number	Production
			of	Rate
	(t/blast)	(cycles/day)	Headings	(tpd)
Bench and Fill (downholes)	613	0.71	2.00	870
Ore Sill (resuing)	57	1.53	0.25	22
Ore Sill (non-resuing)	91	1.50	0.75	102
Total			3.0	995

Ground control issues will be evaluated in future studies to assure the achievability of the required production rate.

The estimated mineable ore reserve is 1.6Mt, based on a 1.5m minimum stope width, and recovering a portion of the crown pillar and the Minita 3 veins where possible. Due to the narrow nature of this deposit, the mining rate is considered to be high as the deposit is reduced at a rate of 56m (vertical) per year.

With planned drift heights of 3.2m, the ore production will be distributed as follows: 16% development sills, 84% stopes.

4.8            Production Schedule

The mineable portions of the deposit were selected based on resource criteria (cutoff grade and vein thickness), geotechnical requirements (pillars) and the stope shapes. Dilution and ore losses were applied and the net estimated mineable tonnage is 1.6Mt yielding a mine life of 6.2 years.

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All development layouts and production scheduling were completed by McIntosh. SRK has not independently verified the annual production schedule quantities. However, the backfill quantities have been adjusted to reflect the haulage of make up backfill for the construction of the artificial sill pillar (refer to Table 4.8.1) .

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Table 4.8.1: Production & Development Schedule (McIntosh, 2005)

	Year -2	Year -1	Pre-Prod	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Totals
			Subtotal
Operating Days per Year	322	360		360	360	360	360	360	360	67	2,227
ORE
Production Rate (tpd)				639	752	750	750	750	750	746	734
Annual Production (t)				229,982	270,752	269,890	270,047	270,049	270,132	50,037	1,630,889
Ave. Grade – Au (gpt)				11.816	11.219	9.085	9.163	8.212	7.861	8.776	9.481
Ave. Grade – Ag (gpt)				71.136	75.763	68.741	63.002	39.650	44.888	60.682	60.280

Vein Drift Mining (t)				83,031	55,746	55,432	55,589	41,058	0	0	290,857
Vein Drift Mining (m)				3,177	2,133	2,121	2,127	1,571	0	0	11,129

Stoping - downholes, upholes (t)				146,951	215,006	214,458	214,458	228,991	270,132	50,037	1,340,032
Stope Strike Length (m)				1,071	1,567	1,563	1,563	1,718	2,028	451	9,962
WASTE
Decline and Main Ramp (m)	1,576	852	2,428	0	166	1,259	932	0	0	0	4,785
Sat. Ramp, FW and Misc. (m)	40	1,748	1,788	2,535	2,191	1,058	1,498	0	0	0	9,070
Vein Crosscuts, Vent Raises (m)	0	372	372	1,020	702	277	530	0	0	0	2,901
Raise, Alimak (m)	165	126	291	0	0	0	155	64	0	0	510
Raise, Drop Raise (m)	0	0	0	173	86	0	113	0	0	0	372
BACKFILL
Required (t)				176,724	208,015	207,322	207,514	207,486	207,470	38,388	1,252,919
Produced from Development (t)	84,154	144,022		162,232	141,435	124,135	143,667	1,417	0	0	425,325

Transferred Underground (t)				0	139,182	121,889	141,421	1,417	0	0	403,909
Haul to Surf. Stockpile (t)	84,154	144,022		162,232	2,241	2,255	2,252	0	0	0	397,152
Haul fr Surf. Stockpile to UG (t)				0	66,580	83,187	63,847	123,559	53,234	0	390,408
Required Make Up (t)				0	0	0	0	80,336	151,922	38,164	270,422

Cemented Backfill (t)				176,724	2,253	2,246	2,246	2,174	2,314	223	188,180

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4.9            Mining Equipment

The types of underground mobile equipment used in the mining cycle are listed in Table 4.9.1.

Table 4.9.1: Underground Equipment List (McIntosh, 2005)

Item Description	Qty	Base Cost	Develop.	Spares	Freight	Duty	Unit Cost
Drill Jumbo – 1-Boom	2	$350,471	$17,524	$17,524	$45,561	$25,059	$456,138
Pneumatic Drill	2	$125,362	$6,268	$6,268	$16,297	$8,963	$163,159
LHD (0.4m3 )	1	$125,000	$6,250	$12,500	$7,500	$9,344	$160,594
LHD (3.0m3 )	4	$359,626	$17,981	$7,193	$46,751	$25,012	$456,563
Haul Truck (28t)	3	$494,442	$24,722	$9,889	$64,277	$34,388	$627,719
Scissor Lift	2	$173,045	$8652	$8,652	$22,496	$12,373	$225,218
ANFO Pot	4	$401	$20	$8	$52	$28	$509
Road Grader	1	$285,853	$14,293	$28,585	$37,161	$21,368	$387,260
Shotcrete/Concrete Mixer	1	$52,096	$2,605	$5,210	$6,773	$3,894	$70,577
Lube/Fuel Truck	1	$184,764	$9,238	$18,476	$24,019	$13,811	$250,309
Boom Truck	1	$184,326	$9,216	$18,433	$23,962	$13,778	$249,716
Tractor (7 man)	6	$4,958	$3,248	$1,299	$8,445	$4,518	$82,467

•	1 Boom electric/hydraulic jumbo for access cross cuts and all stoping;

•	Pneumatic drill for drilling in stopes;

•	0.4m3 LHD for mucking during resuing activities;

•	3.0m3 LHDs for mucking and truck loading;

•	28t capacity, diesel underground mine truck for hauling ore and backfill;

•	Scissor lift for bolting and installing mine services (water, air lines, rehab, ventilation, power);

•	ANFO pot for loading development and stope blasts;

•	Road grader for maintaining underground and surface travelways to minimize wear and tear on mobile equipment;

•	Shotcrete/cement mixer for various construction jobs;

•	Lube/fuel truck to service equipment underground at the face;

•	Boom truck to deliver supplies;

•	Tractor to transport miners and supervisors.

Based on an overall equipment utilization of 77% (mechanical availability, use of availability), effective work hours ratio of 83% and 95% fill factors for scoops and trucks, SRK has confirmed the fleet sizes for the major equipment units.

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Refer to Table 4.9.2 for the estimated truck fleet.

Table 4.9.2: 28t Truck Fleet Estimation (SRK, 2005)

	Year
	-2	-1	1	2	3	4	5	6	7	Total
Material Quantities
Ore to Surface (kt)			230	271	270	270	270	270	50	1,631
Backfill Required (kt)			177	208	207	207	207	207	38	1,253
Dev. Waste Generated (kt)	84	144	162	141	124	144	1	0	0	801
Waste to Surface (kt)	84	144	162							390
Make Up Backfill (kt)							80	152	38	270
Cemented Backfill (kt)			177	2	2	2	2	2	0.2	188

Haulage Schedule
Haul Ore, Return Waste			0	67	83	64	124	53	0	390
Haul Ore, Return Make Up							80	152	38	270
Haul Ore, Return CB			177	2	2	2	2	2	0.2	188
Haul Ore, Return Empty			53	202	184	204	64	63	12	782
Haul Waste, Return Empty	84	144
Haul Waste, Transfer			0	80	74	83	1	0	0	239
LHD Overflow				59	48	58

Truck Schedule
Ore, Ret. Waste (op hrs)			0	4,045	5,054	3,879	7,507	3,234	0	23,719
Ore, Ret. Borrow (op hrs)			2,600	9,850	8,996	9,951	3,122	3,052	565	38,135
Ore, Re. CB (op hrs)	4,027	6,890	7,762	0	0	0	0	0	0	18,680
Ore, Ret. Empty (op hrs)			0	2,079	1,920	2,144	37	0	0	6,180
Waste, Ret. Empty (op hrs)			0	0	0	0	4,881	9,230	2,319	16,429
Waste, Transfer (op hrs)			10,691	136	136	136	132	140	14	11,384
Sub Total	4,027	6,890	21,053	16,110	16,106	16,110	15,677	15,656	2,897	114,527

No. of Operating Trucks	0.57	0.98	3.00	2.29	2.29	2.29	2.23	2.23	0.41
Mechanical Availability	85%	85%	85%	85%	85%	85%	85%	85%	85%
Utilization	90%	90%	90%	90%	90%	90%	90%	90%	90%
Fleet Size (before rounding)	0.75	1.28	3.92	3.00	3.00	3.00	2.92	2.92	0.54
Fleet Size	1.0	2.0	4.0	3.0	3.0	3.0	3.0	3.0	1.0

During the first year of production, there is a high demand for cemented waste rock backfill to allow future sill pillar mining. The schedule shows all of the underground development waste is being trucked to surface for stockpiling. Only the make up backfill will be being used in the cemented backfill. The reason for this is to control the quality of the backfill (i.e. sufficient size distribution). This restriction puts a higher requirement for trucks. Further analysis may lead to deferring waste materials handling to reduce the trucking requirement in Year 1. SRK also recommends further investigation to determine if development waste rock can be used instead of crushed and screened rock from surface.

The LHD fleet has been estimated at 4 units (refer to Table 4.9.3) .

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Table 4.9.3: 3.0m 3 LHD Fleet Estimation, (SRK, 2005)

Schedule	Year									Totals
	-2	-1	1	2	3	4	5	6	7
Mucking (t)
Ore Stope			179,417	211,185	210,481	210,676	210,648	210,631	38,973	1,272,012
Ore Sill			50,605	59,565	59,367	59,422	59,413	59,409	10,992	358,772
Waste	84,169	144,007	162,232	141,435	124,135	143,667	1,417	0	0	801,772
Placing Backfill			176,724	208,015	207,322	207,514	207,486	207,470	38,388	1,252,919
LHD Overflow			0	58,705	47,589	58,444	0	0	0	164,738

LHD (op hrs)
Ore Stope			4,202	4,946	4,929	4,934	4,933	4,933	913	29,789
(face to muck bay)
Ore Sill			1,182	1,392	1,387	1,388	1,388	1,388	257	8,383
(face to muck bay)
Ore Sill			452	532	530	531	530	530	98	3,203
(rehandle to truck)
Waste	1,969	3,365	3,790	3,305	2,900	3,357	33	0	0	18,716
(face to muck bay)
Waste	752	1,286	1,449	1,263	1,108	1,283	13	0	0	7,152
(rehandle to truck)
Placing Backfill			4,129	4,860	4,844	4,848	4,848	4,847	897	29,274
LHD Overflow			0	3,261	2,644	3,247	0	0	0	9,152

Op. Trucks	0.39	0.66	2.17	2.79	2.61	2.79	1.67	1.67	0.31
Mech. Avail.	85%	85%	85%	85%	85%	85%	85%	85%	85%
Utilization	90%	90%	90%	90%	90%	90%	90%	90%	90%
Calc. Fleet	0.51	0.87	2.83	3.64	3.42	3.65	2.19	2.18	0.40
Fleet Size	1.0	1.0	3.0	4.0	4.0	4.0	3.0	3.0	1.0

In Year 1, only 3 LHDs are required to accomplish the materials handling. Since the 4th LHD is scheduled to be purchased in the first year, it may be able to relieve the truck haulage schedule. SRK believes that this shortfall in trucking requirements can be solved with the equipment proposed.

The surface mobile equipment required is listed in Table 4.9.4.

Table 4.9.4: Surface Equipment List (McIntosh, 2005)

Item Description	Qty	Base	Develop.	Spares	Freight	Duty	Unit
							Cost
Front End Loader w Forks	1	$57,771	$2,889	$5,777	$7,510	$4,318	$78,265
Pick Up (3/4 tonne)	2	$24,550	$1,407	$1,227	$3,191	$1,767	$32,142
Ambulance	1	$73,000	$3,650	$7,300	$9,490	$5,457	$98,897

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4.10            Mine Services

4.10.1            Mine Dewatering

After the dewatering of the old mine workings, the plan envisions maintaining drainage by gravity flow from the stopes and level headings to the ramp, and from the ramp to a collection sump on the 145m elevation. The maximum inflows are expected during the period when the 145 and 165m elevations are first opened. The flow is expected to be 107lps (1,700gpm). For planning purposes, the main sumps are sized for 126lps (2,000gpm).

The sump on the 145m elevation will be equipped with two banks. Each bank will be equipped with two high head/high-volume dirty water pumps such as the Ash D-5 and one feed pump such as a high-flow rate Flygt pump. Two banks provide backup for service or repair and sump cleaning. One 300mm (12in) diameter steel Victaulic type pump line will carry the water to the portal for discharge. The vertical lift is approximately 268m.

Compressed air-powered “Wilden” style diaphragm auxiliary pumps will be used to move drainage water away from decline headings. During the excavation of the decline and the main ramp, the drainage water will be pumped to the next temporary sump with 43kW (58hp) “Flygt” high-lift type electric-powered centrifugal dirty water pumps placed in series at 80m vertical intervals up the main ramp to the portal. To reach from the 145m elevation to the portal, four set ups are required.

The same Flygt-type pumps will be used during the main ramp development down to the 7 Level where a second sump and pump station will be constructed. Two banks (each with one high head/high volume dirty water pump such as the Ash D-5) will be installed. Only one Ash D-5 pump will be required in each bank because the lift to the sump on the 145m elevation is only 138 meters. The middle lift will use one 300mm (12in) diameter steel Victaulic-type pump line and will carry the water to the sump on the 145m elevation. Excavation of the main ramp down to the -53m elevation will again use the Flygt type pumps. The production from the lowest level is expected to be brief, so no dedicated sump installation is planned.

4.10.2            Compressed Air & Water Supply

Compressed air requirements will be met by installing three 112kW – 0.28m 3/min (150hp-600cfm) compressors in a small compressor building located near the portal. The peak compressed air requirement was determined to be 1800cfm (refer to Table 4.10.1) . The compressed air will be carried underground via a 10cm (4in) diameter line.

Table 4.10.1: Compressed Air Peak Load Estimate (SRK, 2005)

Item	Units	Rating	Connected	Utilization	Required
		(cfm)	(cfm)	(%)	(cfm)
BCI 2 Drill	2	450	900	90%	810
Jack Leg or Stope Drills	3	200	600	90%	540
Shotcrete/Cement Mixer	1	500	500	90%	450
Total			2,000	90%	1,800

In year 4 and 5, there is some work scheduled in for an Alimak crew. That extra requirement in compressed air will need to be handled at the time (i.e. defer work or add a portable compressor).

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The likely average consumption is estimated at 935cfm (refer to Table 4.10.2) .

Table 4.10.2: Compressed Air Average Load Estimate (SRK, 2005)

Item	Units	Rating	Connected	Utilization	Required
		(cfm)	(cfm)	(%)	(cfm)
BCI 2 Drill	2	450	900	50%	810
Jack Leg or Stope Drills	3	200	600	33%	540
Shotcrete/Cement Mixer	1	500	500	20%	450
Leakage (25-30%)					187
Total			2,000	37%	935

Service water will be delivered to the mine portal and distributed underground via a 5cm (2 inch) diameter line.

4.10.3            Mine Electrical Distribution

The mine power source is at a dedicated feeder breaker at the generating station. A 5kVA surface line delivers power to the portal. At the portal, there is a 4160/480V transformer and panel plus 5kV disconnect switches. A 4/05kV MPFGC cable runs down the decline to the main fan installation. A 5kV soft starter will be installed for the main fan. A 4/05kV MPFGC cable will be installed in the decline and other main access drifts to serve the other mine loads. Several 100kV 4160/480V transformers, secondary breakers, and plugs will be used for pump, auxiliary fan, and miscellaneous loads. The overall mine load is expected to peak at 2.5MW in Year 6 when pumping is from the lowest mine level. Some other demands will be slightly less because development work is decreasing.

The maximum installed power is 2,840kW as shown in Table 4.10.3.

Table 4.10.3: Underground Power Requirements

Item	Units	Unit Rating	Connected	Utilization	Est. Power
		(kW)	(kW)	(%)	(kW)
Compressors	3	112	336	42%	142
Main Fan	1	447	447	81%	361
Production Fans	6	93	559	75%	419
Auxiliary Fans	2	37	75	75%	56
Drill Jumbos	2	42	84	20%	17
145m Elevation Pump Station	1	794	794	15%	119
7m Elevation Pump Station	1	421	421	15%	63
Main Ramp Pumps	2	43	87	50%	43
Miscellaneous	1	37	37	100%	37
Total			2,840	44%	1,258

4.10.4             Diesel Fuel Supply & Distribution

A designated truck will be utilized for distributing lube and fuel to underground work areas.

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4.10.5            Mine Maintenance

The bulk of the mobile equipment maintenance is planned to be completed in the surface shop facility. A small underground facility was included.

4.10.6            Office, Change House & Warehousing

The discussion of office, change house and warehousing requirements is presented in Section 8.1 of this report.

4.10.7            Underground Communications

Allowance for a basic underground communications system is included in the infrastructure design.

4.10.8            Miscellaneous

Most equipment maintenance will be performed at the surface shop. On the 165m elevation, allowances were made for a small underground facility for lubrication and preventive maintenance. With lubricant and miscellaneous storage, a total of 60m of 4.5m x 4.5m drift were estimated. Also on the 165m elevation, a powder magazine and refuge chamber, totaling 50m of 4.5m x 4.5m drift were included. Prior to the establishment of the powder magazine on the 165m elevation, a powder magazine will be built in the first available muck bay in the main decline. This will provide secure storage during the construction period.

The plan includes provision for an ambulance on site from the start of development through the life-of-mine.

4.11            Ventilation

The mine ventilation circuit is based on an underground fan pulling fresh air into the mine through 3.0m x 3.0m vertical intake raises connected to 145m elevation. The intake raises will be outfitted with ladders to serve as a secondary escapeway. The 450kW primary fan (2.0kPa, 75% efficiency) is sized for 140m3/s (300,000cfm) located on 265m elevation cross cut drift. Airflow will be controlled with a set of vent doors near 185m elevation to prevent recirculation. Flow through ventilation will be established locally in work places as the slot raises are opened up between sub-levels. (Refer to Figure 4.10) .

The exhaust air will be removed from the mine via the main ramp and out the portal.

Refer to Table 4.11.1 for the ventilation requirements based on the underground mobile equipment fleet and other fixed allowances.

The ventilation system will require frequent changes to adjust to the advance of mine operations. The plan is intended to provide flexibility.

The basic ventilation strategy is to draw fresh air into the mine through a 3.0m x 3.0m raise using a main fan located at the 226m elevation close to the main decline. The underground location

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will minimize noise on the surface. From the fan station, the intake air will be carried by a second 3m x 3m raise down to the 145m elevation. Air from the intake raise will be distributed to the operating footwall drifts by short ventilation connection drifts with adjustable bulkheads for controlling the splits. Intake air from the footwall drifts will be distributed to working places in the vein using booster fans and reusable flexible vent ducts. Exhaust air will be removed from the working levels using slot raises. The slot raises are mined in the vein to connect the distal ends of the working levels to an upper level that is not in production.

The exhaust air is returned to the center of the mine and exits through the main ramp to the surface (See Figure 4.11) .

Table 4.11.1: Ventilation Requirements

Item	Units	Unit Rating	Utilization	Est. Power	Airflow
		(kW)	(%)	(kW)	(m3/s)
Production Drills (air)	2	0	50%	0	0
Drill Jumbos	2	43	30%	25.5	2.421
LHD (0.4m3 )	1	43	25%	10.6	1.009
LHD (3.0 m3 )	4	104	75%	311.0	29.520
Truck (28t)	2	298	65%	581.6	55.218
Scissor Lifts	2	61	30%	36.7	3.483
UG Road Grader	1	112	30%	33.6	3.186
Shotcrete Mixer	1	58	30%	17.4	1.657
UG Lube Truck	1	115	30%	34.5	3.271
UG Boom Truck	1	115	75%	86.1	8.176
UG Tractors	6	24	30%	43.0	4.078
Diamond Drillers	1	75	80%	59.7	5.663
Alimak	1	0	0%	0	0
Personnel and Maintenance					5.663
Sub-Total					123.345
Misc. Allowance (15%)					18.502
Total					141.846

The ventilation requirement as posted in Table 4.11.1 includes a 15% allowance for miscellaneous losses or requirements that have not been specified. Airflow requirements are based on 0.0708m 3/s (150cfm) per operating horsepower (0.09491m 3/s per kW) for diesel powered machines underground, which is 50% higher than the MHSA regulations.

In addition, 0.0708m 3/s (150cfm) is allowed for each underground person and 4.72m 3/s (10,000cfm) is allocated to ventilate the small underground maintenance area. The main fan has been selected to meet the demands for ventilation.

4.12            Manpower

4.12.1            Contractor

A contractor is planned to be utilized during the pre-production years (refer to Table 4.12.1) .

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Table 4.12.1: Contractor Manpower Detail

Item	-2	-1	1	2	3	4	5	6	7
Drift Crew	7	7
Alimak Crew		9
Sub-Total	7	16

Project Manager	1	1
Development Shift Boss	2	2
Chief Engineer	1	1
Surveyors	1	1
Contract Administrator	1	1
Sub-Total	6	6

Lead Mechanics	3	3
Mechanics	2	3
Electricians	1	1
Welders	1	1
Muck Haul	2	4
Warehouse/Shop Service	1	1
Warehouse/Supplies Delivery	2	2
Grader Operator	1	1
Clerks	1	1
Sub-Total	14	17

Total	27	39

An Alimak crew is scheduled during pre-production for 40 days.

4.12.2            Owner

The owner’s portion of the manpower is shown in Table 4.12.2, Table 4.12.3 and Table 4.12.4.

Table 4.12.2: Owner's Manpower Staff

Item	-2	-1	1	2	3	4	5	6	7
Mine Superintendent	1	1	1	1	1	1	1	1	1
Chief Engineer			1	1	1	1	1	1	0
Mine Engineer	1	1	1	1	1	1	1	1	1
Surveyors			2	2	2	2	2	2	1
Chief Geologist			1	1	1	1	1	1	0
Exploration Geologist			1	1	1	1	1	1	0
Mine Geologist	1	1	1	1	1	1	1	1	1
Techs, Helpers, Samplers			1	1	1	1	1	1	1
Samplers/Helpers			1	1	1	1	1	1	1
Draftsman			1	1	1	1	1	1	1
Operations General Foreman			1	1	1	1	1	1	1
Shift Foreman			4	4	4	4	4	4	4
Maintenance Foreman			1	1	1	1	1	1	1
Bilingual Secretary			1	1	1	1	1	1	1
Miners	6	12
Total	9	15	18	18	18	18	18	18	14

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Table 4.12.3: Owner’s Manpower (Indirect)

Item	-2	-1	1	2	3	4	5	6	7
SERVICES & SUPPLIES
Warehousemen	0	0	3	3	3	3	3	3	3
Forklift/FEL Operator	0	0	1	1	1	1	1	1	0
Grader Operator	0	0	2	2	2	2	2	2	2
Lead Supply Trammer	0	0	1	1	1	1	1	1	1
Trammer	0	0	1	1	1	1	1	1	1
MAINTENANCE
Lead Mechanic	0	1	3	3	3	3	3	3	3
Mechanic	0	1	6	7	7	7	5	5	5
Electrician	0	1	3	3	3	3	3	3	3
Welder	0	0	1	1	1	1	1	1	1
Helper	0	0	4	4	4	4	4	3	3
Safety Men	0	0	1	1	1	1	1	1	1
Trainees	0	0	10	10	0	0	0	0	0
Security Guards	0	0	0	0	0	0	0	0	0
VSAT Labor	0	0	15	14	12	12	10	9	6

Total	0	3	51	51	39	39	35	33	29

The owner’s indirect and staff manpower has been adjusted to result in an operating cost of US$3.74/t -milled.

The VSAT labor portion is also a reasonable allowance for this size workforce of which can be allocated towards these areas of deficiency. The VSAT labor is estimated as a percentage (14.4%) of the direct and indirect workforce. It was adjusted accordingly as the direct manpower quantity was adjusted to reflect the demand from resuing and non-resuing drifts. VSAT labor is designated to cover for employees who are away from site for various reasons such as vacation, sickness, absenteeism and training.

Table 4.12.4 shows the direct manpower requirements for the underground. It is based on a 2-men crew for developing both waste and ore. Extra manpower has been included to accommodate for training. One man per crew has been included for construction and miscellaneous work (i.e. ground control rehabilitation, mine services, construction projects, dewatering).

Table 4.12.4: Owner’s Manpower (Direct)

Item	-2	-1	1	2	3	4	5	6	7
Wst. Drift Miners (4.5x4.5)	0	10	0	1	5	4	0	0	0
Wst. Drift Miners (4.0x3.2)	0	0	19	12	6	9	0	0	0
Stope Drillers	0	0	4	6	6	6	6	7	1
Blasters	0	0	3	3	3	3	3	3	1
Ore Miners (resuing)	0	0	2	1	1	1	1	0	0
Ore Miners (non-resuing)	0	0	14	9	9	9	7	0	0
Primary Mucking	0	0	10	10	10	10	10	10	7
Truck Haulage	0	0	7	7	7	7	7	7	3
Construction and Misc.	0	0	4	4	4	6	6	4	1
Total	0	10	63	53	51	55	40	31	13

In total, the working basis requirements are summarized in Table 4.12.5.

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Table 4.12.5: Manpower Summary (Working Basis)

Item	-2	-1	1	2	3	4	5	6	7
Contractor	27	39	0	0	0	0	0	0	0
Contractor – Alimak	0	9	0	0	0	0	0	0	0
Owner – Direct	0	10	63	53	51	55	40	31	13
Owner – Indirect	0	3	51	51	39	39	35	33	29
Owner–Staff	9	15	18	18	18	18	18	18	14
Total	36	76	132	122	108	112	93	82	56

4.12.3             Indirect Non-Labor

Adjustments were also made to the indirect non-labor components. Pumping costs have been noted to be a high cost item for this project. It is designed for a 2,000gpm peak inflow. On average, three out of the four pumps on 145m elevation have been set to run at 50% utilization for the remainder of the year. This is a significant pumping requirement but not uncommon for an underground mine. SRK believes the dewatering system may be over-sized and recommends that the inflow quantities be verified.

Power requirements were adjusted to reflect a change in utilization for the pumps and main fan. Overall, the operating cost for the indirect non-labor costs is estimated at US$7.18/t -milled. Refer to Table 4.12.6.

Table 4.12.6: Indirect Non-Labor Cost Schedule (US$000s)

Item	1	2	3	4	5	6	7
Waste Handling	19.7	22.2	19.4	17.0	17.8	34.5	34.5
Mobile Equip Maint.	54.5	54.5	54.5	54.5	54.5	54.5	10.1
Misc. Maint Supplies	7.2	7.2	7.2	7.2	7.2	7.2	1.3
Pumps & Sumps	0	0	13.8	10.3	8.6	27.6	5.1
Ventilation Fans	71.2	71.2	71.2	71.2	71.2	71.2	13.2
Compressed Air	46.3	46.3	46.3	46.3	46.3	46.3	8.6
Whse & UG Supplies	90.1	90.1	90.1	90.1	90.1	90.1	16.8
UG Pers. Transport	173.3	173.3	173.3	173.3	173.3	173.3	32.3
UG Road Maintenance	10.1	10.1	10.1	10.1	10.1	10.1	1.9
Geology	39.5	39.5	39.5	39.5	39.5	0	0
Admin., Misc. Supplies	9.0	9.0	9.0	9.0	9.0	9.0	1.7
Safety & Training	7.2	7.2	7.2	7.2	7.2	7.2	1.3
Surface Vehicles	6.8	6.8	6.8	6.8	6.8	6.8	1.3
Small Tools	196.0	201.4	147.0	147.0	136.1	130.6	24.3
Power	1,467.4	1,727.3	1,721.5	1,723.1	1,722.9	1,722.7	318.8
TOTAL	2,198.2	2,466.0	2,416.7	2,412.5	2,400.4	2,391.6	471.2

4.13            Risks

•
With the limited amount of geotechnical data available, the ground conditions have been estimated as being ‘good’ under the Laubscher rockmass classification system. As more information is gathered, the in situ ground conditions may be found to vary from the current designation. Hence the ground support requirements may need to be upgraded which will add cost and a degree of risk to the project. To manage this risk, SRK recommends that joint orientation data be collected to properly assess the structural

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design constraints. Furthermore, unfavorable structures (such as faults, dykes, shear zones) on a regional scale located immediate to the hangingwall and/or footwall need to be identified as their presence will affect stope stability. A review of the drill logs may be sufficient to determine the proximity and continuity of such planes of weakness;

•
Inherent to bench and fill methods, there is a risk of recovering excessive backfill mixed in with the ore. The cost of dilution is particularly sensitive for a narrow vein deposit such as the El Dorado project. Dilution control measures need to be implemented to balance grade with mine recovery. Since mine recovery is planned to be above industry norms, the importance of controlling dilution becomes paramount;

•
Experience gained from other operations suggests that if sub-level ore development undercuts the hangingwall structure beyond the ore waste contact, unplanned dilution will be increased. Good blasting practices and support from the geology department will aid in minimizing undercutting with proper mark ups for the development crews. Building in redundant checks (i.e. shifters checking the drilling) will also help control the excavations.

•
In addition, LHD operators will also need to be cognizant of maintaining a level mucking horizon. Mucking below the planned stope floor elevation will increase backfill dilution from the previous sub-level.

4.14            Opportunities

•
The optimal drift size is defined as a balance between various parameters such as equipment size, productivity, waste handling, operating cost and dilution. For this report, the width has been selected to accommodate the 3.0m3 LHDs;

•
The combination of this LHD and 28-tonne trucks requires 5-6 passes to fill the truck which is approaching the upper limit for productivity. SRK recommends a cost benefit analysis be completed to determine the optimal LHD size and truck combination for this deposit;

•
Possible alternate mining methods for the El Dorado deposit is overhand cut and fill. An overhand sequencing would allow mining to start at a given horizon and proceed vertically upwards. One of the advantages is greater selectivity and dilution control. Due to the narrow nature of the veins, the dip and plunge of the vein structure can deviate dramatically from one location to the next. Mining with sub-level stoping methods will inherently incorporate a greater portion of planned dilution due to the non-selectivity of the method and equipment limitations.

•	The cost benefit of employing overhand cut and fill should be investigated. It could represent a significant opportunity to reduce dilution;

•
With experience gained from operating the mine, a back analysis on a stope by stope basis can be conducted to determine the cost effectiveness of constructing a cemented floor using dilution and mine recovery realized as indicators. The benefits of constructing a cemented waste rock mucking horizon may not be cost effective;

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•
Dewatering represents a significant portion of the underground power requirements. The system selected is based on a peak inflow of 2,000 USGPM. The amount and the pattern of the inflows need to be verified as this information will have a direct impact to the dewatering requirements and the pumping schedule. SRK also believes the pumps selected may be oversized.

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Figure 4.1: Bench & Fill Mining Method – Longsection (McIntosh, 2005)

CROWN PILLAR
100.0 (TYP.)
LEVEL DEVELOPMENT
UNCEMENTED ROCK FILL
SLOT RAISE
4.0
LONGHOLE DRILLING
3.2
BACKFILLING
16.0
4.0
STOPE PRODUCTION
SILL PILLAR

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Figure 4.2: Modified AVOCA Mining Method – Cross-section (McIntosh, 2005)

CROWN PILLAR
20.0 TYP.
20.0 TYP.
VEIN
FOOTWALL DRIFT
FOOTWALL CROSSCUT
VEIN DRIFT
RAMP
75° APPROX.
VEIN CROSSCUT
4.5
4.5
FILLED
SILL PILLAR

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Figure 4.3: Overall Plan View Decline and Minita Zones (McIntosh, 2005)

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Figure 4.4: Longsection of the Mine Levels – Looking West (McIntosh, 2005)

304 Level
285 Level
265 Level
245 Level
225 Level
205 Level
185 Level
165 Level
145 Level
120 Level
100 Level
80 Level
60 Level
40 Level
20 Level
7 Level
-13 Level
-33 Level
-53 Level

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Figure 4.5: Planned & Unplanned Dilution – Stopes (SRK, 2005)

SRK Consulting (Canada)
Dilution - Bench and Fill Stopes
Dilution (%)
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
0.0
1.0
2.0
3.0
4.0
5.0
6.0
7.0
8.0
9.0
10.0
Ave Vein Width (m)
Planned
Unplanned
Total Dilution

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Figure 4.6: Planned Dilution Non-Resuing Ore Development (McIntosh, 2005)

4.50 m
Designed Drift Width
Planned Dilution
Vein (ore)
3.2 m
Planned Dilution
3.25 m
Designed Drift Width
0.25 m
1.0 m

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Figure 4.7: Planned Dilution – Resuing (McIntosh, 2005)

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Figure 4.8: Unplanned Dilution (MacIntosh, 2005)

Planned Dilution
0.25 m
Overbreak
(Unplanned Dilution)
Lateral Development in Ore
(Resuing)
Planned Dilution
0.25 m
Overbreak
(Unplanned Dilution)
Lateral Development in Ore
(Non - Resuing)
0.25 m
Overbreak
(Unplanned Dilution)
Planned Dilution
0.25 m
Overbreak
(Unplanned Dilution)
Long-Hole Stoping

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Figure 4.9: Planned Dilution – Bench & Fill (McIntosh, 2005)

Drill Drift
Planned Dilution
Vein (ore)
Planned Dilution
16.0 m
Extraction Drift

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Figure 4.10: Ventilation Infrastructure (McIntosh, 2005)

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Figure 4.11: Ventilation System & Strategy (McIntosh, 2005)

Intake Raise
x 3m)
Main
Air Door
Exhaust
Raises
x 3m)
Exhaust
Raises
x 3m)

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5.0            METALLURGY & MINERAL PROCESSING

5.1            Metallurgy

5.1.1            Ore Description

The El Dorado deposit is described by MDA and others as chalcedonic quartz/carbonate veins containing less than 2% sulfides. The veins range from 1m to 15m wide. The chalcedonic portion ranges from the massive form to banded to colloform chalcedony. In general, the massive chalcedony is low grade, while the banded and colloform chalcedony is ore grade. The calcite component is closely intermixed with the banded and colloform chalcedony and crosscutting and cementing on the massive chalcedony.

The gold-silver mineralization had been identified as acanthite, electrum, and native gold and native silver. The sulfide mineralization is pyrite, chalcopyrite and trace sphalerite and galena. The gold and silver mineralization is fine grained. While complete microscopic analysis has not been undertaken, extensive check assaying of geologic samples indicate a variance of less than 2% between sample splits. This confirms the absence of “nugget” gold. Gravity separation was not considered as a viable recovery process.

5.1.2            Metallurgical Test History

Metallurgical test work was completed for the previous owner’s by Colorado Mountain Research Institute (CMRI), Mountain States Research Institute (MSRD) and Dawson Laboratories. The test samples were primarily from the Minita vein. Bond and abrasion indices were done on the El Dorado dump ore as well as the Minita vein ore. The test programs included grind optimization studies, cyanide strength optimization studies, settling (thickener sizing) and cyanide destruction tests.

The leaching tests at all the laboratories indicated that fine grinding (270-325mesh), long leach times (96 hours), and high cyanide strengths were required to achieve optimum gold and silver recoveries.

The Dawson test work was the latest of the series, as summarized below in Tables 5.1.1 and 5.1.2.

Table 5.1.1: Gold Recovery Kinetic Leach Tests

		NaCN	Mesh	Recovery (%) at Specified Leach Times in Hours
Sample	Laboratory	kg/t	Size	24hr	48hr	58hr	72hr	82hr	96hr
Middle/Minita	Dawson	0.5	270	53.8%	89.1%	93.5%	94.2%	94.9%	95.2%
Middle/Minita	Dawson	1.0	200	62.7%	86.5%	87.9%	89.3%	90.7%	92.3%
Middle/Minita	Dawson	1.0	270	60.2%	89.3%	92.9%	94.8%	95.5%	95.7%
Middle/Minita	Dawson	1.0	325	72.0%	90.4%	93.2%	94.1%	95.2%	96.3%
Deep/Minita	Dawson	1.0	270	74.5%	85.2%	90.2%	93.4%	95.0%	96.5%
Middle/Minita	Dawson	2.0	270	88.1%	90.0%	90.9%	93.8%	95.7%	96.5%
Shallow/Minita	Dawson	2.0	270	52.9%	76.9%	84.1%	85.5%	87.9%	90.3%

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Table 5.1.2: Silver Recovery Kinetic Leach Tests

		NaCN	Mesh		Recovery (%) at Specified Leach Times in Hours
Sample	Laboratory	kg/t	Size	24hr	48hr	58hr	72hr	82hr	96hr
Middle/Minita	Dawson	0.5	270	22.1%	39.4%	48.4%	53.3%	56.5%	58.0%
Middle/Minita	Dawson	1.0	200	25.8%	34.9%	53.3%	54.3%	56.1%	70.6%
Middle/Minita	Dawson	1.0	270	32.9%	48.6%	67.5%	70.5%	73.0%	77.5%
Middle/Minita	Dawson	1.0	325	37.0%	57.0%	70.7%	71.0%	71.3%	71.6%
Deep/Minita	Dawson	1.0	270	25.5%	45.8%	56.8%	62.3%	65.6%	74.1%
Middle/Minita	Dawson	2.0	270	45.6%	70.2%	82.4%	81.6%	84.5%	90.0%
Shallow/Minita	Dawson	2.0	270	30.5%	44.1%	51.8%	52.5%	53.2%	71.7%

Bond Work Indices for samples identified as Minita Vein ranged from 12.9kWh/st to 17.3kWh/st with an average of 14.9kWh/st (16.4kWh/t). High silica dump samples ran as high as 19.7kWh/t, while mixed silica-calcite and the site dump sample ran 12.9kWh/t, an average of 16.3kWh/st (17.96kWh/t) .

Abrasion indices ranged from 0.608 to 0.451 on dump samples. In the sample whose description matched Minita vein most closely the abrasion index was 0.451.

Settling Tests were run on samples ground at p80 270mesh and p80 325mesh. Pocock Industrial tested several flocculants and arrived at a recommended 0.175m 2/t-day for thickener sizing.

CMRI conducted cyanide detoxification tests utilizing the Inco process. The tests were successful in reducing cyanide levels to 0.5mg/l in the test sample albeit at high consumptions of sodium meta-bisulfite. The high consumption was attributed to the high levels of WAD CN in the sample and the presence of thiocyanite ions.

5.1.3            McClelland Laboratories

McClelland Laboratories was contracted by PacRim to review all the previous metallurgical testing, comment and make recommendations for further test work. McClelland recommended a new test series of grind optimization, Inco detoxification tests and zinc precipitation tests. Samples for the tests were selected from cores by PacRim. The samples were all from the Minita vein and represented the first 2-3 years of commercial production.

Staged grinding was used for all the McClelland tests. Previous test work utilized batch grinding. Stage grinding more closely replicates the actual grind curve obtained in a milling/classification circuit.

The results of the McClelland grind optimization series for gold were:

Time	100 mesh	150 mesh	200 mesh	270 mesh	325 mesh

24 hrs.	84.2% ext.	90.3% ext	97.5% ext.	97.8% ext.	96.5% ext.
48 hrs.	82.5% ext.	89.1% ext.	94.9% ext.	96.8% ext.	95.4% ext.
96 hrs.	79.9% ext.	87.5% ext.	87.9% ext.	90.1% ext.	95.4% ext.

The results of the McClelland grid optimization series for silver were:

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Time	100 mesh	150 mesh	200 mesh	270 mesh	325 Mesh
24 hrs.	47.5% ext.	47.7% ext.	50.9% ext.	48.7% ext.	53.0% ext.
48 hrs.	59.9% ext.	59.9% ext.	64.1% ext.	60.3% ext.	61.8% ext.
96 hrs.	68.2% ext.	71.8% ext.	78.3% ext.	64.1% ext.	72.7% ext.

The results clearly indicate that preg robbing was occurring in the samples tested. As no organic carbon was found by assay in the sample, the preg robbing was attributed to the clays identified in the ore. McClelland proposed and tested a high lime pretreatment of the ore to pacify the clay activity. The high lime pretreatment eliminated the preg robbing characteristics at leach times of 24 to 48 hours and substantially minimized the effect at longer leach times.

In an attempt to raise silver recoveries McClelland ran optimization tests utilizing lead nitrate. The silver recovery and rate of recovery were improved by the addition of lead nitrate. Optimum results were obtained at additions of 0.05kg/tonne of lead nitrate.

McClelland ran an optimization series of cyanide strengths at 200 mesh grind. The cyanide optimization tests indicated that recoveries and rate of recovery were maintained at a 1.0g/l cyanide strength.

McClelland then conducted a confirmatory test utilizing the optimized conditions. The conditions were:

•	Grind p80 200 mesh
•	High Lime Pretreatment
•	Sodium Cyanide 1.0g/l
•	Lead Nitrate 0.05g/l

The results were:

Time Hrs.	Recovery, %
	Gold	Silver
24	91.8	87.6
36	92.3	88.0
48	92.5	88.8

The tailings from the optimization tests were sent to Pocock Industrial in Salt Lake City for settling and viscosity tests. Pocock determined a thickener sizing of 0.08m 2/t-day with flocculent. The samples settled quickly to densities of up to 70% solids. Pocock’s viscosity tests indicated that the slurry should be limited to 60% solids for handling.

The tailings after thickening and viscosity testing were returned to McClelland for Inco cyanide testing. The samples were “spiked” with sodium cyanide to restore cyanide levels to the values expected in the operating circuit. Target conditions were 5:1 SO2/CN ratio, Cu++ as catalyst at 15-20ppm, 120 minute retention time. The cyanide content was reduced from 477mg/l to 0.065mg/l WAD CN. The drinking water standard for WAD CN is 0.2mg/l.

McClelland did not conduct any Bond work index or abrasion index tests due to lack of sample.

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5.2            Mineral Processing

The El Dorado process plant has a design throughput rating of 750tpd at 90% availability i.e., 835tpd. The ball mill and thickeners are sized for a 1,000tpd maximum throughput. The design crushing system is rated at 130tph, which will provide crushing on a 8-hour shift for 835tpd. The Merrill-Crowe and refinery systems are sized to handle the 1,000tpd throughput if desired. The leaching system is designed to provide 50 hours retention time at 835tpd. In order to increase total throughput to 1,000tpd, additional leach tanks will be required. Excess leaching time should be avoided. McClelland’s test work indicates that even with pretreatment slight preg robbing will occur at 48-72 hours leach time. Figures 5.1 and 5.2 show the flow sheet for the El Dorado processing plant. Table 5.2.1 summarizes the design criteria. A conventional 5-stage counter current decantation ("CCD") plant with doré recovery by zinc precipitation (Merrill-Crowe) will be used. Other options are filtration with zinc precipitation or Carbon in Leach ("CIL") with doré recovery by electrowinning. The excellent settling characteristics of the ore favor the CCD over filtration. Numerous studies of the economics of CIL vs. CCD indicate that when the recovered silver to gold ratio is over 3.5, the economics favor the CCD. The El Dorado ratio is 8.0:1. The CCD system reduces the amount of cyanide reporting to the Inco cyanide destruction unit by one-third to one-half, thereby reducing the Inco reagent costs.

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Table 5.2.1: El Dorado Process Plant Design Criteria

Plant Area	Description	Value(s)
Operating Schedule	Crushing	1 shift/day; 365 days/year
	Processing	3 shifts/day; 365 days/year
Design Throughput	Crushing	130tph
	Processing	835tpd; 750tpd @ 90% availability
Design Recovery	Gold	95% maximum
	Silver	91% maximum
Crushing	Impact index	9.80
	Abrasion index	0.50
	Product	95% -10 mm
Grinding	Bond index	18.0kWh/t
	Product	p80 -200mesh
	Calculated work index	19.04kWh/t
	Ball mill circulating load	250%
	Abrasion index	0.50
Leaching	Retention time	48 hours
	Air sparge	0.175l/m3 pulp @ 68.65kPa
	Pulp density	50% solids
	Flow	Gravity
Thickeners	Feed	20% solids
(1 grind; 5 CCD)	Underflow	60% solids
	Design area	0.10m2 /tonne-day (flocculated)
Merrill-Crowe	Maximum flow rate	110m3 /hr
	Clarifier flow rate	0.61 l/s-m2
	Filter press flow rate	0.61 l/s-m
	Press capacity	100kg precipitate
	Precoat and body feed	Diatomaceous earth
	Zinc addition rate	1.5g zinc/g doré
Retort and smelting	Mercury retort	200 kg capacity; wet precipitate
	Crucible furnace	Diesel-fired
	Flux/ precipitate ratio	1:1
	Furnace capacity	2 charges/8 hour shift
	Doré bars	175kg
Reagents	Lime (total)	2.6kg/t
	Lime (mill feed)	2.0kg/t
	Lime (leach/thickeners)	0.6kg/t
	Sodium cyanide (total)	0.30kg/t
	Sodium cyanide (leach)	0.29kg/t
	Sodium cyanide (MC)	0.01kg/t
	Flocculent (total)	0.045kg/t
Cyanide Destruction	Sodium meta-bisulfite	1.360kg/t
	SO2 as meta-bisulfite	5:1CN
	Cu as CuSO4 concentration	17g/l
	Air sparge	0.175l/m3 pulp @ 68.65kPa
	Retention time	3 hours

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5.2.1            Crushing

Run of Mine ore will be fed into a feed bin by a front end loader. The ore will be fed at a controlled rate by a pan feeder to a vibrating grizzly deck with 4” bar spacing. The oversize at +4” will report to a 22” x 36” jaw crusher with a close side setting ("CSS") of 4”. The crushed product will join with the grizzly undersize and be conveyed to a 6’ x 12’ double deck screen with 1” and ” screens. The +1” will be crushed in a Standard HP 200 (4.25 ft equivalent) crusher with a ” CSS, operating in closed cycle with the screen. The –1”+ ” will report to a short head HP200 (4.25ft equivalent) crusher with a CSS of 5/16” operating in open circuit. The 100% - ” material on the screen will join with the 90% - ” material from the short head crusher and be conveyed to a 1500t (live capacity) silo. The crushing system will be equipped with belt scales and electro-magnets. The 1500t silo will have a dust collection system.

5.2.2            Grinding

Ore will be withdrawn from the 1,500t bin at a controlled rate by a variable frequency drive (“VFD”) belt feeder. The ore will be fed to the 10’ x 14’ 1,000hp ball mill by a series of belt conveyors. Pebble lime will be added to the belt conveyors from a 40 tonne silo by a VFD rotary valve. The ore feed rate and lime addition rate will be controlled by a programmable logic controller (“PLC”). The ball mill operates in closed cycle with a bank of 4 hydrocyclones (3 operating and 1 spare). Cyclone underflow returns to the mill feed for further grinding. The mill is designed for 250% circulating load. The cyclone overflow at 80% -200 mesh size and 30% solids is sampled, gravity flows to a trash screen and then to an 11.5m diameter conventional grind thickener.

5.2.3            Leaching

Leaching will be done in a series of five 9m x 9m agitated tanks. The tanks will be air sparged at the rate of 0.175 liter air/m3 pulp. The slurry will flow tank to tank by gravity. The leached pulp will gravity flow to the first CCD thickener.

5.2.4            Counter-Current Decantation

CCD will be done in five 11.5m diameter thickeners. In the CCD circuit the thickener underflows at 60% solids will be pumped from thickener #1 to #5. Thickener overflows will flow counter current from thickener #5 to #1. Cyanide free water will be added to the feed of thickener 5. Overflow from thickener 1 will be pumped to the pregnant solution tank for feed to the Merrill-Crowe plant. Underflow from thickener 5 will be pumped to the Inco cyanide destruction unit.

5.2.5            Cyanide Destruction

The underflow from thickener 5 at an estimated 300ppm cyanide will be treated in an Inco destruction unit to levels of less than 0.2mg/l WAD CN. The feed will be diluted to 40% solids by make up water and agitated with sodium meta-bisulfate, copper sulfate and excess air for a minimum of 3.0hrs. in a 9m x 9m reactor vessel. The treated tails will be pumped to the tailings disposal area. A portion of the tailings will be hydrocycloned to provide suitable sand for mine backfill.

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5.2.6            Precipitation (Merrill-Crowe)

Pregnant solution will be clarified in a pressure leaf filter, then deaerated in a vacuum tower. Pulverized zinc metal will be added to the clarified deaerated solution through a cone. Gold and silver sludge will be precipitated and recovered in a recessed plate filter press. The filter press will be manually cleaned as required. The clarifiers and filter presses are duplicated so that plant operations can continue without interruption during cleaning cycles.

Diatomaceous earth required as filter aid will be added to the clarifiers and presses as both pre- coat and body feed. The Merrill-Crowe unit will be equipped with flow meters, dissolved oxygen meters and samplers. The barren solution from the filter presses will be pumped to the mill barren solution tank.

5.2.7            Retorting & Smelting

The precipitate from the filter presses will be manually loaded into a retort for mercury removal. The retorted precipitate will be mixed with fluxes and smelted in a diesel fired crucible furnace. The resultant bar or button will be shipped off site. Clean slags from the smelting process will be processed through the mill. Slags containing visible doré beads will be crushed and resmelted.

5.2.8            Reagents

Lime

Pebble lime will be added to the mill feed belt. Lime for pH control in the leach and CCD system will be provided by a pulverized lime mixing system and a milk of lime loop.

Sodium Cyanide

Sodium cyanide in solid form will be dissolved in a mix tank and transferred to a day tank. A cyanide loop system will provide metered addition to the leach system. A separate metering pump will supply sodium cyanide solution to the MC zinc cone as necessary.

Flocculent

Dry flocculent will be mixed by an eductor to a 1% solution and aged. The aged flocculent will be pumped by individual Moyno-type pumps to each thickener in the circuit.

Lead Nitrate

Dry lead nitrate will be mixed to a 20% solution and meter pumped to the leach circuit. A separate metering pump will be utilized to add the solution to the MC zinc cone as necessary.

Antiscalent

Antiscalent will be received in liquid form in returnable carboys. The antiscalent will be meter pumped to location as necessary.

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5.3            Ancillaries

Assay and Sample Preparation Laboratory

The assay and sample preparation laboratory will be in a 10m x 18m pre-engineered steel building adjacent to the process building. The sample preparation laboratory will have the capability to process both mine and process plant samples for assaying. The assay lab will contain complete sample preparation facilities and metallurgical test facilities. The assay laboratory will be equipped with fire assay (“FA”) and atomic adsorption ("AA") capabilities. The laboratory will be capable of performing 50 FA analysis per shift. The AA will be utilized for plant solution assays and cyanide soluble solids analysis.

Cyanide Storage

Sodium cyanide will be stored in a 14m x 31m pre engineered steel structure. The storage structure will be constructed with appropriate containment and access control measures.

Plant Maintenance

Mechanical and electrical maintenance operations will be housed in a 12m x 15m pre-engineered steel building adjacent to the assay laboratories. The building will contain maintenance offices.

5.4            Metallurgical Recovery

The operating recoveries for the El Dorado process plant will be 92% for gold and 88.3% for silver. In testing, McClelland averaged 92.5% gold and 88.8% silver extractions. Pocock’s CCD balances indicate soluble recoveries of 99.2% to 99.6% in a 4-stage CCD circuit. The soluble recovery in the planned 5-stage CCD circuit will be 99.5%. Other losses for the plant slag and unaccounted losses will total about 0.45% recovery loss.

5.5            Manning

The total manpower requirements for the El Dorado processing plant are estimated at 67 as detailed below in Table 5.5.1.

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Table 5.5.1: Processing Plant Manning Schedule

	Year
Job Title	-2	-1	1	2	3	4	5	6	7
Plant Manager	0.5	1	1	1	1	1	1	1	1
Bilingual Secretary			1	1	1	1	1	1	1
Metallurgist		1	1	1	1	1	1	1	1
Chief Chemist			1	1	1	1	1	1	1
Chemists			4	4	4	4	4	4	4
Laboratory Helpers			8	8	8	8	8	8	8
Plant General Foreman			1	1	1	1	1	1	1
Shift Foreman			4	4	4	4	4	4	4
Plant Operators			8	8	8	8	8	8	8
Plant Helpers			8	8	8	8	8	8	8
Plant Laborers			8	8	8	8	8	8	8
Maintenance Foreman			1	1	1	1	1	1	1
Maintenance Planner			1	1	1	1	1	1	1
Mechanics			4	4	4	4	4	4	4
Electricians/Instrumentation			4	4	4	4	4	4	4
Welders			4	4	4	4	4	4	4
Maintenance Helpers			8	8	8	8	8	8	8
Total	0.5	2	67	67	67	67	67	67	67

5.6            Reagent & Media Consumption

Reagent Consumption rates were estimated by McClelland on the basis of the optimization test program and Pocock Industrials tests. Grinding media and liner wear rates were estimated by McClelland in consultation with SRK. The usage was estimated by available industry data and Classical Bond calculations. Table 5.6.1 summarizes the reagent and media consumptions.

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Table 5.6.1: Reagent & Media Consumptions

Reagent	Consumption Rate	Reagent/Media Cost
	(kg/tonne-ore)	(US$/tonne)
Crushing
Lime	1.0000	$106.95
Jaw Crusher Liner	0.0150	$2,650.00
Cone Crusher Liner	0.0820	$3,090.00
Grinding
Grinding Balls	1.5000	$860.00
Mill Liner	0.1100	$1,250
Anti-Scalant	0.0015	$2,300.00
Leaching
Sodium Hydroxide	0.0200	$200.00
Sodium Cyanide	0.3000	$1,250.00
Lime	0.0500	$106.95
Lead Nitrate	0.0500	$1,140.88
Anti-Scalant	0.0025	$2,300.00
Thickener
Lime	0.0500	$106.95
Flocculent	0.0290	$582.00
Anti-Scalant	0.0025	$2,300.00
Merrill-Crowe
Zinc	0.1190	$3,500.00
Lead Nitrate	0.0500	$1,140.88
Diatomaceous Earth	0.4500	$690.00
Refinery
Borax	0.1100	$2,320.00
Fluorspar	0.0020	$2,160.00
Silica Sand	0.0150	$589.00
Soda Ash	0.0050	$989.00
Sodium Nitrate	0.0050	$1,075.00
Furnace Crucible	0.000095	$0.06
INCO (Cyanide Detoxification)
Copper Sulfate	0.0700	$775.00
Sodium Meta-Bisulfate	1.3600	$616.00

5.7            Risks & Opportunities

Siting

The plant siting for the study was done conceptually. For final design, geotechnical and relative elevations must be taken into account. The current price of steel and the very high seismic zone of the project make the economics sensitive to high structures. In the crushing layout and the 1500t silo there are opportunities for savings. The 1500t silo could be replaced with a ground level, covered fine ore storage bin with a reclaim tunnel, eliminating the high silo and silo feed conveyor.

The covered storage would have 750t live storage with an additional 2000t available by dozing. The lower stockpile along with a rearrangement of the cone crushers would eliminate over 100m of conveyors. The 1500t silo with concrete is projected to cost US$243,000. The covered stockpile estimated cost is US$120,000. Total savings is US$123,000.

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Power

The power generation station for the project has been sized according to the study and includes all functions at the project. The generation station as planned has 4 generator sets, 3 operating and 1 spare. A detailed electrical engineering study done when plant and mine design is completed, likely will reduce the size of the plant as well as change the generator mix.

The plant and mine electrical costs were estimated utilizing high-side, rule-of-thumb use factors. The final study utilizing design loads and use factors will likely reduce the power operating costs.

Used Equipment

An opportunity exists for the utilization of used equipment. Major equipment such as the crushers, ball mill, agitation and thickener mechanisms and MC filters should be considered. The pumps, screens, piping, tanks and electrical gear are not candidates for used equipment. Generally the engineering, freight and refurbishment costs for these items approach the cost of new, more reliable equipment.

MME and SRK believe that the cost saving by utilization of quality, used major equipment would be in the order of US$1.1million.

The opportunity exists for savings in the plant mobile equipment as well. Quality used skid-steer loaders and fork trucks sell for 2/3 the price of new equipment, a savings of US$50,000. Rebuilt certified cranes are available for 50% of new equipment, a savings of US$135,000. The total savings is US$185,000. The service truck and CAT 980 should be new.

Grind Media and Liner Use

The abrasion indices available were uncommonly high for the project ore types. Based on this data, the grinding media uses are 2-3 times higher than is normally expected. The Bond Work and abrasion indices should be rechecked on representative samples. Further, the tests should include a screening at 16mesh after single pass grinding. The massive chalcedony which tends to be low grade is the hardest grinding portion of the ore. The operating cost savings could be in the order of US$2.00/t. The grinding media inventory at US$133,000 could be halved.

Sodium Meta-bisulfite

In the operating circuit, cyanide tenors may be half of those used to calculate the meta-bisulfite use. The available sample was first subjected to settling and viscosity tests, then reconstituted with cyanide to the estimated tenor in the CCD. The tenor was reduced mathematically by 1 rinse for the calculated meta-bisulfite use. Ore cyanide consumption and natural degradation within the entire CCD circuit will reduce the tenor beyond a single rinse. The test work specified a maintained 1g/l in leaching. In operation, the cyanide tenors likely could be allowed to decrease during leaching without recovery loss, resulting in a possible savings of US$0.70/t.

Tailings Storage Facility

A review has been undertaken of the pre-feasibility tailings design report for the tailings storage facility (“TSF”). The report was prepared by Vector Colorado for PacRim’s El Dorado project in El Salvador. Overall, the tailings impoundment meets the project criteria to store the proposed tailings production volumes. However, the pre-feasibility level of engineering design is

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preliminary and detailed engineering will be required prior to construction. These have either been identified by Vector in their report or by SRK in the following section.

The TSF is formed by damming a sub-drainage of the Rio San Francisco. The Rio San Francisco flows from east to west and lies to the north of the proposed TSF site and will be the receiving water for any discharges from the TSF.

The impoundment has been designed as a valley fill facility. The main containment embankment will be a zoned structure constructed using engineered fill and a composite liner.

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Figure 5.1: Process Flow Sheet for Crushing and Leaching

10-1-100
750 MTPD
FLOW SHEET #1
APPROVED FOR CONSTRUCTION
Mine & Mill Engineering Inc.

SRK Consulting
Engineers and Scientists

Project No.	Date	Revision
151401	January 2005	B

Figure 5.1

Process Flow Sheet for Crushing and Leaching

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Figure 5.2: Process Flow Sheet for MC Precipitation – Dore

SRK Consulting
Engineers and Scientists

Project No.	Date	Revision
151401	January 2005	B

Figure 5.2

Process Flow Sheet for MC Precipitation - Dore

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6.0            TAILING STORAGE FACILITY

6.1            Impoundment Characteristic

6.1.1            Stage Capacity Curve

The life of mine and tailings dam design assumes 10 years of ore production at 1000tpd or 360kt/yr, i.e. a total storage requirement of 3.6Mt. The tailings dam will be constructed in phases. The first phase of construction will accommodate the 1.6Mt of tailings which will be generated, and is the focus of analysis in this study.

SRK performed an evaluation of the basin storage volume, assuming a struck tailings surface. The storage curve developed is similar to the one developed by Vector. It is noted that approximately 11% of the basin storage is created by excavating borrow material for the embankments.

The terrain evaluation in the LoM tailings dam design shows a spill elevation of approximately 430m on the northern and eastern flank of the facility, which would have to be closed with low embankments. The configuration as shown on the drawings with a crest elevation of 435m and a maximum tailings elevation of 433m has a total storage volume of 3.9Mt or 2.6million m3 (at a density of 1.5t/m3).

The site selected for the facility meets the design objective and accommodates future expansion.

Vector used an average dry density value of 1.5t/m3 based on published data. SRK experience has shown the densities for gold tailings to vary from a low of approximately 1.0t/m3 to a high of approximately 1.5t/m3. This is thus an area of uncertainty and SRK concurs with the Vector recommendation for tailings testing to determine the expected dry density for the tailings at various degree of confinement/consolidation.

The stored density is not ultimately critical as the impoundment has sufficient capacity by raising the embankments. The associated additional costs would be realized near the end of the project life. This will also allow the development of actual operational density data for the Tailings Storage Facility ("TSF").

6.1.2            Rate of Rise

The rate of rise for Year 1 is 14m per year, reducing to 5m per year in Year 2 and ~1.5m per year in Year 7. Based on the present design proposal of staged construction and no upstream raising, the rate of rise only impacts the deposited tailings density and consolidation.

6.1.3            Geotechnical Data

Vector performed a geotechnical investigation of the tailings site that consisted of drilling 3 boreholes, and excavating 24 test pits and 7 sidehill cuts. The boreholes, test pits and sidehill cuts were logged and standard penetration testing ("SPT") was performed at 5m intervals in the boreholes. The test pits were hand excavated and generally only explored the upper 0 to ~1.0m of the soil profile.

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In addition, Vector used drillhole data from three drillholes drilled during previous investigation by previous owner Kinross (data not supplied).

Only indicator testing was performed in the laboratory and the results indicate mainly clayey residual soils with low to high plasticity. No strength testing was performed in the laboratory.

Main Embankment

Two distinct soil profiles exist at the site, namely the abutment/valley slopes and the valley bottom.

•
Abutment/Valley slopes (boreholes VG-01 and VG-03) – 2m to 3.2m thick residual soil that classifies as silty clay (CH). This profile overlies the andesite bedrock that has varying degrees of weathering – generally fresher with depth. In situ permeability results indicate a permeability range from 1.1 x 10-3cm/s to 1.2 x 10-6cm/s at depth. Three SPT results were provided and the results indicate that the material at surface (0m and 0.45m) has a soft consistency while the at a depth of 1.5 m the material is hard.

•
Valley bottom (borehole VG-02) – Approximately 0.5m thick alluvial silty clay overlying approximately 3m of clayey gravel (GC). This profile overlies the andesite bedrock that has varying degrees of weathering – generally fresher with depth. No SPT testing was shown on the logs. In situ permeability results indicate a permeability ranging from 2.0 x 10-4cm/s to 8.9 x 10-6cm/s at depth. A failing head permeability test from 0m to 23m resulted in a permeability of 3.3 x 10-3cm/s. The water elevation was at 8m below ground surface.

6.1.4            Hydrology

The climatic regime at the site is classified as tropical humid with a rainy season from May through October and a dry season from November through April. The average annual precipitation of the area is 2000mm. The average annual evaporation for the area is 1875mm.

A monthly water balance has been provided for the average, dry and wet cycle years. The water balance is focused at providing water for process make-up, i.e. storing water for the dry months, and determining the discharge requirements. Coupled with the discharge volume modeling is the requirement for the cyanide levels in the discharge water to meet El Salvador discharge standards of 0.5ppm.

The TSF has an upstream stormwater diversion along the southern perimeter. The selected design storm event for the diversion channel is the 1 in 100 year, 24 hour event, while the impoundment will maintain storage for runoff from the probable maximum flood ("PMF") event. As the storage volume of the impoundment decreases towards the end of the TSF life and a spillway located in the north eastern corner is proposed.

SRK considers the proposed design storms acceptable and prudent.

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6.1.5            Hydrogeology

The site hydrogeology data indicates that the residual soils and near surface bedrock have permeabilities ranging from 1 x 10-3 to 1 x 10-4cm/s. The investigation also revealed some permeabilities of 1 x 10-3cm/s at depth, i.e. potentially indicative of fracture flow within weathered zones.

6.2            Tailings Characteristics

The tailings originate from a mining, milling and Merrill Crowe process and will average approximately 835tpd at slurry solid to water ratio of 48:52. The tailings product particle size distribution is stated to be 80% minus the # 200 mesh.

Vector has stated that a beach slope of 1% has been assumed for the design. Future testing will be conducted to determine dry density ranges and appropriate beach slope parameters.

6.3            Embankment Design

The TSF consists of a main embankment across the Tito valley and two smaller structures, namely the north dike and the saddle dam. The selected seismic acceleration of 0.4g based on the data provided seems reasonable. However, the 50% reduction to 0.2g for the pseudo-static coefficient may not be sufficiently conservative. Future design work will assess the adequacy of these design parameters.

The main embankment, as proposed, has a crest length of approximately 325m and a height of 38m from the downstream toe to the crest. The stability analyses performed by Vector indicate that the embankment has sufficient static and pseudo-static stability under circular failure conditions. Future analyses will analyze the potential for a sliding block failure. The results may require the incorporation of a key trench to the base of the embankment.

The Vector report states that the foundation (and fill) materials are not susceptible to significant strength loss during a seismic event. This will be confirmed in subsequent geotechnical evaluations.

The slopes of the embankment are to be 2.5:1 (H:V) on the upstream slope and 2:1 (H:V) on the downstream face. The upstream slope is proposed flatter to accept the liner containment system.

Vector has noted that due to the use of rock fill for the outer downstream shell of the embankment, there is the opportunity to potentially steepen the downstream slope.

6.4            Containment Design

The containment for the facility will be provided by a composite liner system consisting of a geomembrane-soil liner system. The liner system will be placed on the upstream face of the embankment and the base of the impoundment. A 60mil smooth HDPE liner has been selected for slopes at or less than 3.5:1 (H:V), while a double textured liner will be used on slopes greater than 3.5:1 (H:V).

The soils portion of the composite liner will consist of low permeability silts and clays.

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A liner system, consisting of a geomembrane in contact with the soil, provides the highest degree of liner containment. The liner system is therefore considered an acceptable and appropriate level of containment design.

However, given the pervious nature of the foundation soils and the embankment fill, any leaks in the liner system will lead to downstream contamination. Future design work, including seepage modeling, will consider the most efficient monitoring well placement to allow early detection of any leaks.

6.5            Reclaim & Decant Water System

Barge-mounted pumps will be used to reclaim water from the tailings dam for either process plant makeup or discharge purposes. The supernatant pool and barge will be located against the north perimeter of the TSF, adjacent to the process plant. This is a relatively simple set-up that is used regularly on tailings facilities and problems with the system are not anticipated.

6.6            Tailings Deposition

Sub-aerial thin layer managed deposition has been chosen for tailings deposition. Vector has provided sufficient infrastructure, i.e. tailings pipeline and spigot points, around the perimeter of the facility to achieve this objective.

6.7            Tailings Costs

The Vector report states that the embankment will all be constructed in a single phase at the start of the project. The initial capital and closure costs provided by Vector have been reviewed by SRK and are shown in Tables 6.7.1 and 6.7.2.

Table 6.7.1: Initial Capital Cost

	Cost	Cost per tonne
Cost Item Description	(US$)	(based on 1.6Mt)
		(US$/t)
Tailings dam and impoundment foundation preparation	300,300
Main tailings embankment	1,690,300
Impoundment liner	717,900
Underdrain system	55,800
Overdrain system	765,200
Surface diversion and access road	90,100
Tailings pipeline	160,300
Water reclaim system	125,500
Water discharge system	45,100
Tailings monitoring system	28,000
Borrow development and reclaim	139,800
Sub-Total	$4,118,300	$2.53
Mobilization/de-mobilization	150,000
Assumed contingency of 15%	617,750
Total	$4,886,050	$3.00

Notes: Mob/de-mob costs assumed only on earthworks and construction. Contingency of 15% assumed. This includes for variation in cost items such as liner cost that vary due to changing oil prices, etc.

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Table 6.7.2: Closure Costs

	Cost	Cost per tonne
Cost Item	(US$)	(1.6Mt per year)
		(US$/t)
Impoundment closure	921,100
Spillway (to be constructed during operations)	69,200
Sub-Total	$990,300	$0.61
Mobilization/de-mobilization	150,000
Assumed contingency of 15%	148,500
Total	$1,288,800	$0.79

Notes: Mob/de-mob costs assumed only on construction items. Contingency of 15% assumed. This includes for variation in required earthworks to re-grade tailings surface.

6.8            Tailings Closure & Reclamation

The Vector closure plan intends to maintain a dry surface after closure by installing a spillway. This is in the immediate vicinity of the operational pool location and will therefore require minimal regrading at closure. However, there is the potential for the tailings in the western portion of the facility to settle more (based on total depth of tailings) and cause a localized pool to form. The tailings cover will be designed based on results of a tailings consolidation analysis and on the geochemical characteristics of the materials used to construct the cover. The cover may include geotextile and natural soils. For costing purposes, it is assumed that this activity will require placing approximately one meter of soil over the tailings impoundment surface and contouring of the surface to provide positive drainage towards the spillway. The cover will also incorporate rip-rapped drainage channel to lead the water off the final surface. This is considered prudent given the site climatic conditions. The tailings settlement potential will be addressed in the detailed design and laboratory test phase.

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7.0            ENVIRONMENTAL

The project has been designed to meet El Salvador laws and regulations and international and North American good practices for engineering design and environmental management. Comprehensive environmental and social baseline studies have been completed to provide supporting information for project design and the project environmental impact study (“EIS”). The EIS has been prepared in accordance with the Terms of Reference issued by the Ministry of the Environmental and Natural Resources (“MARN”), and World Bank Group/International Finance Corporation (“IFC”) guidelines. The EIS was submitted to MARN in early September 2004.

7.1            Legal Requirements

7.1.1            El Salvador Laws & Regulations

The EIS contains a detailed description of El Salvador environmental laws and regulations. A brief summary is provided below.

The Political Constitution of the Republic of El Salvador of 1983 declares that the protection, conservation, rational development and restoration of natural resources are of social interest. Mining and exploration projects are regulated under the Mining Law and Its Reforms, Decrees 544 and 475, 2001, and the Regulation of the Mining Law, Decree No. 68, July 19, 1996. Highlights of the Mining Law and its Regulation follow:

•	Exploration, mining and processing must be conducted in accordance with technical and mining engineering requirements, as well as internationally established guidelines (Art. 117);
•	An approved environmental impact statement is required to convert an exploration concession into an exploitation concession;
•	The rights to land occupation, water supply and rights of way, etc. for the duration of the project are established;
•	Accepted international norms on emission levels and effluent limits must be complied with (Art. 25 of the Regulation);
•	A financial security (bond) must be posted; and
•	Explosive and waste management requirements are specified.

The Environmental Law, Decree No. 233, 1998 and the General Regulation of the Environmental Law specify the following:

•	An environmental permit from MARN, based on the approval of an Environmental Impact Assessment, is required for exploration, exploitation and industrial processing of minerals and fossil fuels;

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•

The environmental permit requires the company to implement prevention, minimization or compensation measures established in the environmental management program, which is a component of the Environmental Impact Assessment;

•	Public consultation is required for the Environmental Impact Assessment; and

•
A financial security (bond) is required that covers the total cost of the facilities or investment required to comply with the environmental management plans included in the Environmental Impact Assessment.

Numeric standards for ambient air quality; emissions from fixed sources; maximum environmental noise levels; water quality and effluent limits are specified in various norms and regulations, including the Special Regulation of Technical Norms for Environmental Quality, Decree No. 40, and the Special Regulations for Wastewater, Decree No. 39. Other environmental management regulations include:

•	Special Regulation on Solid Waste Management, Decree No. 42;
•	Special Regulation on Hazardous Substances and Wastes, Decree No. 41; and
•	The Law Regulating the Deposit, Transport and Distribution of Petroleum Products.

The Law of Wildlife Conservation, Decree No. 844 covers the protection, restoration, management, development and conservation of wildlife. Activities such as hunting, collection, commercialization, use and development of wildlife are regulated under the law.

The Forest Law, Decree No. 268, regulates the forest industry. The Law covers the conservation, improvement, restoration and growth of forest resources according to the principles of multiple use, and the rational development and management of forest and forest areas and renewable natural resources.

Health and safety are regulated under the Health Code, Decree No. 955. The purchase of explosives is regulated under the Law of Control of Fire Arms, Munitions, Explosives and Similar Articles, and its Regulation. The National Civil Police are responsible for the transport of explosives.

7.1.2            Licenses & Approvals

PacRim holds two Exploration Licenses in the project area, as described in Section 1.8.1.1. These licenses include:

•	Exploration License, El Dorado North (Licencia de Exploración “El Dorado Norte”), which covers an area of 29.9 km2; and

•	Exploration License, El Dorado South (Licencia de Exploración “El Dorado Sur”), which covers an area of 45.1 km2.

In November 2003, PacRim submitted an EIS for exploration programs, which was approved by MARN on June 15, 2004 (Resolution No. 151-2004).

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For the proposed project, the most important permit required by the El Salvadoran government is the Environmental License. As noted above, the license is issued based on the review and approval of a comprehensive EIA by MARN. An EIS is also required for the following:

•	Water use; and
•	The use, disposal and transport of hazardous materials.

The review period for an EIS specified in the Environmental Law is 60 days, although the review period may be extended an additional 60 days for reasons of complexity. Once MARN has approved the EIS, the environmental license is to be issued within a period of 10 days.

7.1.3            Institutional Capacity

There are no modern mining operations in El Salvador; therefore, the government regulators have not had the opportunity to develop a complete understanding of mining processes and mining environmental management. Nor has El Salvador established comprehensive mining environmental management regulations. The primary concerns associated with limited institutional capacity include:

•	Limited technical resources for reviewing permit applications (i.e. the EIS), potentially resulting in approval delays;

•	Unclear permitting requirements, potentially resulting in approval delays and/or perceived non-compliance; and

•	Potential for development of regulations or compliance criteria that are not relevant and/or applicable to mining operations.

These concerns can generally be avoided by frequent and consistent communications with government officials and by providing educational assistance. PacRim has been in regular communication with the mining and environmental ministries on the progress of the project and the EIS. Extensive delays in approval are unlikely, as there will be internal pressure to allow the project to move forward due to the tax and employment benefits. No opposition of concern has been reported, and it seems that local governments support the development of the project.

PacRim has approached the government with suggestions for educational support. MARN has been very sensitive to potential perceptions of conflict of interest and to date has not accepted invitations from PacRim for educational tours of modern mining operations in other countries. However, an educational seminar on Mining and the Environment sponsored by PacRim in August 2004 was well attended by personnel from both MARN and the Department of Energy, Mines and Hydrocarbons.

7.2            PacRim Requirements

7.2.1            Environmental Policy

PacRim’s Environmental Policy, dated January 2004, is provided in the EIS. The Policy states that PacRim is committed to the concept of Sustainable Development, which includes the balancing the management of resources with the protection of human health and the environment, and the needs of economic growth. Commitments include:

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•	Implementing administrative and operational practices to ensure that the installations comply with applicable legislation for protection of the workers, the public and the environment.

•	Maintaining ongoing auditing and review to ensure compliance with government and company policies.

•	Ongoing evaluation of available technologies for reducing environmental effects and improving levels of compliance.

•	Applying norms and procedures, in the absence of legislation, to promote environmental protection and minimize environmental risks.

•	Maintaining communication and coordination with authorities, workers and the public to protect the environment.

•	Supporting cost effective improvements and solutions to environmental problems.

•	Reporting the progress of the company regarding environmental compliance.

7.2.2            International Good Practices

The project has been designed to meet international good practices for engineering design and environmental management. These practices have been developed by international nongovernmental organizations ("NGOs") such as the World Bank Group, the World Health Organization ("WHO") and the United Nations, or adopted from laws and regulations developed by government organizations of the industrialized nations.

Financial institutions typically require that mining projects being considered for project financing meet World Bank Group environmental guidelines. On June 4, 2003, ten leading banks from seven countries announced the adoption of the “Equator Principles”, a voluntary set of guidelines that are used to standardize the review of social and environmental issues associated with projects being considered for financing, and to promote environmentally and socially responsible development. The Principles outline the specific World Bank Group policies and guidelines that would be considered during the financial and due diligence review for a project, and emphasize the development of a project specific Environmental Impact Assessment, Environmental Management Plan and public consultation program.

An overview of the environmental policies and guidelines from the World Bank Group and other international guidelines applicable to El Dorado are summarized in Section 3.4 of the EIS. The EIS also provides a summary of numeric guidelines from World Bank Group industry sector guidelines for wastewater effluent, ambient air quality and noise, and comparisons to the El Salvadorian standards.

7.3            Environmental Impact Assessment

PacRim contracted Vector Colorado, an international environmental engineering firm, to conduct environmental baseline studies and prepare the EIS in November 2003. Vector assembled a multidisciplinary team of engineers, scientists and sociologists with experience in environmental

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impact assessment for mining projects located in Central America to prepare the EIS. The team included Consultoria y Tecnología Ambiental, S.A. ("CTA"), a Guatemalan environmental firm, which was responsible for local management and preparation of many of the environmental baseline studies and for preparing the Spanish EIS report. CTA has extensive experience preparing environmental impact assessments and in 2003 prepared the EIS for Montana Exploradora’s Marlin project located in western Guatemala. Montana Exploradora is a subsidiary of Glamis Gold.

MARN issued initial Terms of Reference for the EIS in the fall of 2003. Final Terms of Reference were issued July 30, 2004. The EIS was completed in early September 2004 and submitted to MARN for review.

7.3.1            Environmental & Social Baseline Studies

Comprehensive environmental and social baseline studies were conducted for the EIS in accordance with World Bank/IFC guidelines. The baselines studies incorporated information from previous studies conducted at the site, including:

•	SRK, Inc & Enertech, S.A. 1997. Baseline Study El Dorado Project El Salvador. Prepared for Kinross Gold USA, Inc. SRK Project No. 73403.

•	Hydro-Triad, Ltd., Mina El Dorado Prefeasibility Report, March, 1995.

Information in these studies was supplemented by additional studies conducted between January and July 2004. The results of the environmental and social baseline studies are reported in Section 5 of the EIS. A brief summary of the results of the social baseline studies is provided in Section 7.4. The following provides a brief summary of the results of the physical and biological baseline studies:

Ambient Air Quality and Noise

Low air pollutant concentrations are expected in the vicinity of the project due to its remote location from industrial sources of particulate matter and gases. In late 2003, PacRim initiated monitoring of baseline concentrations of respirable particulate matter. Monitoring was conducted every 6 days in accordance with US Environmental Protection Agency (USEPA) standards. The results indicate that background concentrations of respirable PM10(particulate matter less than 10 microns in aerodynamic diameter) are well below World Bank guidelines. Ambient noise levels are also within World Bank guidelines.

Water Resources

The Exploration License areas are located within the river basins formed by the Copinolapa River and the Titihuapa River; and are drained by tributaries of these rivers. The rivers flow into the Lempa River which empties into the Pacific Ocean.

The principal drainage within the project area is the San Francisco River, which flows west to San Isidro where it flows into the San Isidro River. The San Isidro River flows south to empty into the Titihuapa River south of the project area. Water from the rivers is used for irrigation and livestock watering.

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There are many springs in the study area. The springs located in the upper San Francisco and Cacahuatal Rivers, upgradient of the project area, are used as a water supply by communities in the vicinity of San Francisco and San Isidro. Groundwater resources in the area have not been developed; during the dry season, water supplies for both human consumption and agriculture are limited.

In 1995 a surface water quality monitoring program was initiated, which included 6 stations within the study area. Quarterly monitoring continued through 1999. PacRim resumed the water quality monitoring program in the fall of 2003. Two sites were added to the monitoring program at this time; one on the San Francisco River and another on the Quebrada Las Lauras.

The results of the surface water quality studies indicate that the water is hard to very hard and has a slightly alkaline to neutral pH. With the exceptions of fecal coliform bacteria and seasonal sediment loading, the data indicate that the water quality is generally good with low to fairly low alkalinity, conductivity, nitrates, sulfates, total suspended solids and metals.

Groundwater quality appears to be relatively good and comparable to surface water quality. The groundwater is generally classified as hard to very hard, with a slightly alkaline to neutral pH, and low to fairly low alkalinity, conductivity, nitrates, sulfates, and metals.

Soils

Land in the study area is used primarily for grazing and farmland. Soils are generally clayey and topsoil is shallow, which is likely due to erosion. In general, the soils are poor and contain little organic matter. The capability of the soils indicate crop limitations or unsuitability for cultivation, which limit the use of the majority of the project area to pasture or forest.

Flora and Fauna

Extensive agricultural operations and livestock grazing have altered the natural environment of El Salvador. The countryside in the project area consists of gently rolling hills in the valleys surrounding higher flat topped mesas and steep cinder cones hills. The land within the valleys has been heavily impacted by human activities for agricultural use and cattle ranching, which has resulted in a countryside characterized as patches of cultivated areas mixed with herbaceous areas. No native tropical rainforest remains in the study area. Where trees exist, they are very dispersed. Small patches of secondary forest exist along rivers and sometimes along fences and roadways. No protected, threatened or rare species were found with the study area, and no protected areas exist near the study area. Five different species of fish were found in the rivers of the study area.

7.3.2            Impact Assessment Results

The impact analysis (Section 6 of the EIS) was applied to all physical, biological and socioeconomic resources that have the potential to be affected by the proposed project during the construction, operations and closure phases of the project. No significant negative impacts were identified. Most potential impacts will be mitigated by proper engineering design and construction and the use of standard international good practices for environmental management.

A brief summary of the results of the social impact assessment is provided in Section 7.4. The following provides a brief summary of the physical and biological impact assessment results:

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Air Quality

An emissions inventory of gaseous and particulate emissions was completed for the project. The results of the emission inventory indicated that project would be considered a minor source for gaseous pollutants and a major source for particulate pollutants. Ambient air quality impacts due to emissions of PM10 and Total Suspended Particulates (TSP) were assessed using an Industrial Source Complex – Short Term model Version 3 (ISCST3), an air quality dispersion model developed by the USEPA. The results of the model indicate that daily and annual ambient air quality concentrations of PM10and TSP would be in compliance with World Bank and El Salvador criteria. Monitoring of PM10 will be conducted to verify performance of dust control mitigation measures and the results of the impact assessment.

Noise

Ambient noise in the vicinity of the project will increase. Noise emissions from the project were estimated, and a noise model conducted to determine potential impacts. The results of the model indicated that the level of noise at the closest receivers outside of the project area will not surpass World Bank guidelines. Noise monitoring will be conducted to confirm the prediction and additional measures will be taken if necessary.

Flora and Fauna

The ecosystems in the disturbance areas are dominated by pasturelands and thickets with dispersed trees. Potential impacts to flora and fauna will not be significant. All disturbance areas will reclaimed using native species of trees and other vegetation. In addition, PacRim plans to implement a reforestation program along the San Francisco River and in other areas of the project site.

Negative impacts to water quality would also impact aquatic life. Water quality impacts are discussed in more detail below. In general, short term increases in turbidity and suspended solids would be expected during earthwork activities until the disturbance areas are stabilized and revegetated.

Water Resources

Concerns regarding impacts to water resources were carefully reviewed in the impact analyses. The results of the water resources impact analyses are summarized in the following subsections.

7.3.2.1            Mine & Ramp Dewatering

During construction and operation, groundwater will be pumped from the ramp and old mine workings and discharged into the San Francisco River. Currently much of the water in the river is diverted for agricultural and ranching uses upstream of the project area. Therefore, the additional flows would be considered a positive impact by downstream water users.

At closure, dewatering will cease. Groundwater will no longer be discharged from the mine into the San Francisco River and the stream flow will return to pre-mining levels.

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7.3.2.2            Mine Development Rock Management

In general, potential negative impacts to water quality associated with the development rock stockpile are low. The mining operation will produce a relatively small quantity of development rock that would be stored in a stockpile near the portal. All development rock will be returned to the mine for use as backfill prior to the end of operations. The results of waste characterization testing, discussed in Section 4.7.4.4 of the EIS, indicate that the potential for water quality impacts due to runoff or seepage from the development rock stockpile is low. Acid generation is currently not occurring, and the potential for acid generation to occur in the future is low due to high excess neutralization potential in the rocks. In the absence of acid generation, the potential for high concentrations of leachable constituents from mine wall rock and development waste rock is also low.

7.3.2.3            Tailings Impoundment Development & Effluent Discharges

Tailings characterizations studies indicate good quality in the detoxified process water and the extract from leach testing of detoxified tailings solids. Arsenic and mercury concentrations in the detoxified process water are slightly elevated and are in excess of benchmark effluent levels proposed for the project. The detoxified process water and the tailings extract also contain elevated sulfate and total dissolved solids content.

The tailings impoundment will be sized to contain surface water run on and provide water storage capacity for dry season ore processing. The region experiences a wet season when high rates of precipitation and low evaporation will result in a positive water balance. Discharge of excess water that accumulates in the impoundment may be required on a periodic basis during the wet season.

Impacts to surface water will be minimized by detoxifying process water placed in the tailings impoundment, and scheduling discharge to coincide with the maximum rate of dilution both within the impoundment, and at the point of discharge.

A preliminary discharge analysis was performed by Vector Colorado (July 2004) to evaluate potential cyanide concentrations in water discharged from the tailings impoundment. Bench scale cyanide detoxifications tests indicate that the Inco SO2/Air process was successful in reducing WAD cyanide concentration to 0.064mg/l. In the analysis, it was assumed that the process water discharged to the tailings impoundment has a cyanide concentration of 1mg/l. A range of wet and dry season conditions as well as various options regarding upstream surface water runoff capture and diversion were evaluated. Natural degradation of cyanide was not considered in the assessment. Cyanide reduction was limited to dilution from direct precipitation and/or surface water run on.

In all cases examined, cyanide within the impoundment was predicted to be diluted to levels of 1.0mg/l or less. Maximum discharge rates of 30 to 80 l/s were also predicted.

Local flow rates at candidate discharge points ranged from a minimum of 130l/s to 765l/s during the wet period when a discharge could be required. Depending upon the discharge point, additional minimum dilution rates of 4 to 9 times are possible. Under the assumptions presented above, the discharge could be managed to produce an in-stream cyanide concentrations as low as 0.1mg/l for the assumed cyanide concentrations. For reference, the El Salvador effluent limit for total cyanide is 0.5mg/l.

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Note that the forgoing discussion of cyanide in the impoundment discharge is based on a conservative assumption regarding cyanide concentration in the process water and the effectiveness of cyanide detoxification. The bench scale tests indicate a high degree of cyanide detoxification is possible. Under a range of operational conditions with respect to impoundment water quality it is anticipated that the cyanide content in process water can be managed to meet effluent limitations.

Other constituents present in the detoxified process water will be diluted to low levels within the impoundment and at the point of discharge. Based on the bench scale tailings studies, a threefold dilution may be required to reduce sulfate to an acceptable level. Arsenic and mercury could require a two-fold dilution to reach effluent benchmark levels. Because dilution rates between 4 and 9 times are possible at the candidate discharge locations, it is anticipated that process water can be managed to meet all proposed benchmark effluent limits under a range of actual operating conditions. Discharges from the tailings dam will occur only when the water quality meets discharge water quality requirements.

7.4            Social Aspects

7.4.1            Social Baseline Studies

El Salvador is the smallest and the most densely populated of the Central American countries. It is also one of the poorest of the Central American countries. The project area is located in the Department of Cabañas, which contains the highest level of poverty in the country (65% of the population is poor and 37% live in absolute poverty). Literacy is 30% and 42% of the population does not have access to potable water.

In 1992 the Department of Cabañas had a population of 138,000 people, a population density of 135 persons/km2 and growth rate of 1.5% . In 2003 the population had increased to 155,000persons.

The primary economic activity is agriculture. Approximately 30% of the land is used to grow corn, beans and sorghum in small parcels and 28% is used to grow sugar cane is large plantations. Cattle ranching uses 22 % of the land in Cabañas.

Within Cabañas, the project area is located within the municipality of San Isidro. In 2002, the population was approximately 10,000 people; 59% of the population is rural. Agriculture is the principle economic activity, although as discussed above, the soil quality for agriculture is poor. Approximately 80% of the population receives remittances from family members that live principally in the US. This has contributed to the creation of a dependent class of people that does not work.

No significant archeological finds were encountered in the study area.

7.4.2            Public Consultation

The Environmental Law includes a requirement for public consultation following the submittal of the EIS. World Bank Group/IFC and the Equator Principle guidelines require two rounds of public consultation during the EIS for Category A mining projects. One round should occur early

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enough in the EIS process so that public issues, concerns and opportunities can be addressed in the EIS. The second round of meetings should present the EIS findings to the public.

In February 2004, the first round of public meetings was held in the communities that would be affected by the project. Eleven meetings were held in 11 communities between February 23 and February 27. More than 600 people participated in the meetings, including members of the communities, government officials and NGOs that are active in the area.

The primary issues and concerns identified during the meetings included.

•	Deterioration in the quantity and quality of water;
•	Impacts to the social and economic situation;
•	Industrial and natural hazards;
•	Current water shortages; and
•	Waste management.

Other issues and concerns identified included:

•	Impacts to flora and fauna;
•	Impacts to land;
•	Contamination of air; and
•	Noise contamination.

The public consultation activities and the results of the meetings are described in Section 7.6.3 of the EIS. The second round of public consultation was held during the first week of October 2004. A total of 11 meetings were held and total attendance was 759, including government officials and NGOs that are active in the area.

Ongoing public consultation and information programs will continue throughout the project. PacRim employed a Public Relations Director in early-2004 who is responsible for public relations, public information and community development.

7.4.3            Social Impact Assessment

Royalties and taxes paid to the federal government will contribute to the fiscal income of the country, but not in a significant way. The income of the municipality of San Isidro will increase significantly; it is expected that the municipality will use the funds to improve public services.

Socioeconomic impacts related to employment opportunities are significant. Construction of the decline will be awarded to an experienced underground mining contractor. Total decline development labor requirements (including supervision, engineering, maintenance and operating labor) are estimated to be 40 workers during the first year and 60 workers during the second year. The construction workforce for the surface facilities is estimated to be 400 people over a 10 month period.

The total number of employees during operations is estimated to average 252 for the first 2 years of operations. Indirect jobs are estimated to be on the order of 1.7 jobs for each direct job. It is estimated that 150 to 160 of the new jobs at the project will be filled by the local population. Families of the workers will have an opportunity for improved health care, education and quality of life.

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Skilled and specialty labor will be required for the remaining 92 to 102 new jobs. It is likely that these jobs will be filled by skilled workers from other locations in El Salvador or Central America.

PacRim plans to maximize employment opportunities for local community members. Local labor will be contracted for training as underground miners by the mining contractor in order to replace contractor labor with qualified local labor in the shortest time practical.

Basic reading and math skills are a prerequisite for employment. Pre-employment basic education (reading and math) opportunities will be made available to those interested in applying for jobs. On-the-job training programs for operating personnel will also be provided. Job training will increase the opportunities for the workers to find jobs when the project closes.

Compared to current traffic levels, the increase in traffic caused by the project would not be significant. Visual impacts would not be significant; as most of the facilities are located within a large valley surrounded by hills and would not be seen from the majority of roads and residential areas in the area.

7.4.4            Community Development

The baseline socioeconomic studies and the public meeting results provided information on the needs of the local communities, and the capacity of the communities and NGOs to effectively assist in community development activities. Components of the community development program will include:

•	The formation of a Community Development Committee. This committee will be trained to identify and evaluate development activities, and will be responsible for recommending projects to be supported.

•	Community participation and capacity creation. Assistance to community groups and community members will be given priority.

•	Coordination with existing development plans. PacRim will coordinate with the local communities in order to avoid duplicating efforts and to increase the effectiveness of development activities.

•	Associations. PacRim will partner with NGOs and government agencies to help provide improvements in health care and education.

Estimated costs for the Community Development Program are provided in Section 7.6. The actual financial contribution from PacRim over the life of the project will be based on the recommendations developed by the Community Development Committee, and the effectiveness of the Community Development Program in meeting its goals.

7.4.5            Opposition

Unemployment in the vicinity of the project area is high and the local communities look forward to the development of the project. Opposition from international anti-mining or environmental

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NGOs has not occurred. Although some opposition is expected, given the local support for the project, it is unlikely that opposition will adversely affect the project or cause delays.

7.5            Environmental & Social Management

It is generally the role of the government to provide the oversight required to confirm that the project is planned, operated and closed within legal and industry parameters. With the limited capacity of the government, as discussed above, it will be necessary for PacRim to assume this role.

Comprehensive environmental and social management plans (Plans) will be developed and implemented to ensure that the project is constructed, operated and closed in accordance with El Salvadoran environmental requirements and international good practices. An overall Environmental Management Plan (EMP) will be developed that will provide: general requirements and objectives for environmental/social management, organization and responsibilities, implementation schedules, capacity development and training, budgeting and cost-benefit analysis requirements; communication, ongoing review and improvement, record keeping and reporting.

All compliance requirements will be outlined in each Plan, as applicable, including: those specified in the El Salvadoran environmental laws and regulations, in international good practice guidelines and in PacRim's environmental policy. Mitigation measures outlined in the EIS and all permit conditions will also be outlined in the applicable Plan(s).

The Environmental Law requires compliance with the environmental management program outlined in the EIS. Conceptual versions of the EMP and the individual plans are provided in the EIS. Figure 7.1 provides an implementation schedule for each of the plans. Final versions of the plans will be developed as shown in the Figure 7.1.

The specific plans are listed below:

•	Environmental Management Plans
	-	Biodiversity Management Plan
	-	Forest Management Plan
	-	Wastewater Treatment Plan
	-	Natural and Manmade Hazard Management Plan
	-	Mine Waste Management Plan
	-	Tailings Facility Management and Monitoring
	-	Cyanide Management Plan
	-	Surface Water and Groundwater Management Plan
	-	Particulate Matter Control Plan
	-	Solid & Hazardous Materials Management Plan
	-	Cultural Resources Management Plan
	-	Monitoring Plan
•	Closure and Reclamation Plan
•	Accident Prevention and Contingency Plan

Social Management Plans include:

•	Public Consultation and Information Plan
•	Community Development Plan

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Other management plans that support and complement the Plans include:

•	Occupation Health and Safety Plan
•	Fire Prevention Plan

7.6            Environmental Costs

7.6.1            Environmental Management Costs

Environmental management costs are estimated to be US$5.0million over the life of the project, as shown on Table 7.6.1. A detailed estimate of the environmental management costs is provided in Exhibit 7.1. The costs are based on the development and implementation of the environmental management plans outlined above and described in the EIS. Some of these costs overlap with other costs components of the project.

It should be noted that all of the costs provided in Table 7.6.1 and Exhibit 7.1 that are not included in the environmental cost component of the economic model, are included in the general and accounting or safety cost components of the economic model.

Table 7.6.1: Environmental Management Plan Cost Estimate

Plan	Cost Estimate (US$)

Environmental Management Plan	172,500
Individual Environmental Management Plans
Biodiversity Management Plan	3,500
Forest Management Plan	25,300
Wastewater Treatment Plan	15,000
Natural and Manmade Hazard Management Plan	29,500
Mine Waste Management Plan	45,050
Tailings Facility Management and Monitoring	157,720
Cyanide Management Plan	44,380
Surface Water and Groundwater Management Plan	73,750
Particulate Matter Control Plan	196,188
Solid & Hazardous Materials Management Plan	172,500
Cultural Resources Management Plan	3,000
Monitoring Plan	92,000
Closure and Reclamation Plan (including consulting fees)	2,369,600
Accident Prevention and Contingency Plan	77,500
Social Management Plans
Public Consultation and Information Plan	325,000
Community Development Plan	664,000
Related Management Plans
Occupation Health and Safety Plan	460,000
Fire Prevention Plan	149,500
Total	5,075,988

7.6.2            Closure & Reclamation Costs

Approximately US$2.3million of the US$5.1million environmental management cost is for final closure and reclamation. Table 7.6.2 provides a summary of closure costs by facility. As shown on Table 7.6.2, the costs include a contingency of 15%. Detailed closure costs are provided in Exhibit 7.2.

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Major activities during closure will include:

•	Removal of physical structures;
•	Closure of the tailings storage facility; and
•	Regrading, replacement of growth media and revegetation.

Table 7.6.2: Closure Cost Estimate

Facility or Item	Cost Estimate (US$)

Mine Surface Facilities	119,000
Underground Facilities	43,000
Plant Facilities	498,000
Office and Changehouse Facilities	93,000
Landfill	4,000
Tailings Storage Facility (includes mob/demobilization & contingency)	1,289,000
Post-Closure Monitoring	135,000
Subtotal	2,181,000
Contingency (15%)	134,000
Total	2,315,000

Following decommissioning of all project facilities, buildings, structures and equipment will be removed from the site. All scrap iron; equipment tools, piping, and general debris will be removed, properly scrapped, recycled, or disposed of in an appropriate manner. Underground pipes and duct banks will be disconnected from services and left in place to avoid unnecessary surface disturbance.

An analysis of surface soils quality in the vicinity of the mine, the ore and concentrates storage areas, and the roadways will be conducted in order to assess the potential for metals exposure via dust generation and metals migration to surface water. All contaminated soils identified will be removed.

Disturbed areas will be covered with topsoil or fill material and re-contoured to provide positive drainage and minimize erosion. The facilities areas will be contour ripped, some areas will be covered with topsoil, and the entire disturbed area will be re-vegetated. Mine access roads will likely remain in place to provide access for future land uses.

Although reclamation and closure activities will occur as feasible during mine life, for this study, it is assumed that the major closure and reclamation activities will begin following the operations phase. Once mining ends the process plant will be decommissioned and post-closure activities will commence.

7.6.2.1            Underground Mine Closure

The proposed closure and reclamation approach for the underground mine includes:

•	Removing salvageable equipment, power transformers, petroleum products and any motors;

•	Sealing the portal and ventilation boreholes at the surface; and

•	Allowing the mine workings to flood with ground water.

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Underground workings will be the first of the mine site facilities to be closed. Initially all of the salvageable equipment and petrochemical components will be removed. The shaft and opening portal will be sealed using a reinforced concrete cap. The cap will be positioned at or below grade on bedrock or a secure base and will be covered with soil and re-vegetated. The soil will be graded to prevent accumulation of surface water over the caps. A monument will be placed over the backfilled shaft to allow relocation and survey inspections.

7.6.2.2            Process Plant & Surface Facilities

The proposed closure and reclamation for the surface facilities, mill and ancillary facilities includes the following activities:

•	Material and equipment removal and salvage;
•	Plant site and building decommissioning/dismantling;
•	Concrete slab fracturing/removal of foundations/tracks and steel beams;
•	Debris disposal; and
•	Soil removal (spills and contaminated soil only).

Following decommissioning of the mill and associated process facilities, building structures and equipment will be removed from the site. All scrap iron, equipment tools, piping, and general debris will be removed, properly scrapped, recycled, or disposed of in an appropriate manner.

Tank area closure and reclamation will include:

•	Proper removal and disposal of tank content;
•	Thorough rinsing;
•	Removal of tank and foundation;
•	Removal of contaminated soils from beneath foundation and from around foundation area, if necessary;
•	Place clean topsoil over excavated area; and
•	Vegetate, as required.

7.6.2.3            Tailings Storage Facility

The focus of the closure and reclamation plan will be to provide stability to the tailings in critical areas of the impoundment and to achieve isolation of the tailings from the surrounding environment. Upon termination of tailings disposal, process water in the impoundment will be treated to meet effluent water quality requirements and then discharged. The pipelines associated with tailings transport will be disconnected, cleaned of tailings, removed section by section, and disposed of in a proper manner. A soil cover will be placed over the tailings surface to permanently encapsulate the tailings and to provide a medium for vegetating the surface of the impoundment.

The tailings cover will be designed based on results of a tailings consolidation analysis and on the geochemical characteristics of the materials used to construct the cover. The cover may include geotextile and natural soils. For costing purposes, it is assumed that this activity will require placing approximately 1m of soil over the tailings impoundment surface and contouring of the surface to provide positive drainage towards the spillway.

A vegetative cover will be established on the tailings embankment and the impoundment surface for controlling erosion, minimizing impacts to water quality and for aesthetic purposes.

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Precipitation and surface runoff onto the tailings cover surface will be conveyed by water diversion channels to the spillway.

A spillway will be constructed one or two years prior to closure. The spillway will be designed to pass the flows from the probable maximum precipitation storm, while maintaining sufficient freeboard to prevent overtopping of the dam. Ultimately the reclaim and water discharge system will be dismantled and removed.

7.6.3            Financial Security

The Mining Law Regulation, Decree No. 68, requires that a financial security be posted for the project. The amount of the security is specified as “not less than” US$5,714/km2 (see Section 1.8.1.2) . PacRim has elected to convert 62.73km 2 from within the limits of the Exploration License areas to an Exploitation Concessions. The resulting minimum financial security is estimated to be US$358,500.

The Environmental Law requires that a financial security be registered with MARN in an amount equivalent to the total cost required to comply with the environmental management plans. As discussed in Section 7.6.1, the all inclusive environmental management plan costs are estimated to be US$5.0million over the life of the project including environmental, operating costs, monitoring, and closure costs.

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[1] Note: All costs are included in the general and accounting, safety and environmental cost components of the economic model.	Page 1 of 2

Figure 7.1: Environmental Management Plan Implementation Schedule

Activity or Phase
Year -3
Year -2
Year -1
Year 1
Year 2
Year 3
Year 4
Year 5
Year 6
Year 7
Year 8
Year 9
Year 10
Year 11
Construction
Operations
Ongoing Reclamation
Reclamation and Closure
Post-Closure Monitoring/Maintenance
Particulate Matter Control Plan
Preparation/revision of conceptual plan
Implementation
Revision (prior to each phase)
Periodic review/update
Solid & Hazardous Materials Management Plan
Preparation/revision of conceptual plan
Implementation
Revision (prior to each phase)
Periodic review/update
Cultural Resources Management Plan
Preparation/revision of conceptual plan
Implementation
Monitoring Plan
Implementation
Preparation/revision of initial plan
Revision (prior to each phase)
Periodic review/update
Closure and Reclamation Plan
Preparation/revision of conceptual plan
Implementation
Revision of plan and costs (prior to each phase)
Periodic review/update
Accident Prevention and Contingency Plan
Preparation/revision of conceptual plan
Implementation
Revision of plan (prior to each phase)
Periodic review/update
Social Management Plans
Public Consultation and Information Plan
Implementation
Preparation/revision of initial plan
Periodic review/update
Community Development Plan
Implementation
Preparation/revision of initial plan
Revision (prior to each phase)
Periodic review/update
Related Management Plans
Occupation Health and Safety Plan
Preparation/revision of conceptual plan
Implementation
Revision of plan (prior to each phase)
Periodic review/update
Fire Prevention Plan
Preparation/revision of conceptual plan
Implementation
Revision of plan (prior to each phase)
Periodic review/update

[1] Note: All costs are included in the general and accounting, safety and environmental cost components of the economic model.	Page 2 of 2

Exhibit 7.1: Environmental Management Plan Cost Estimate (USD) [1]

Activity or Phase	Year -3	Year -2	Year -1	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10	Year 11	Year 12	Year 13	Subtotal
Construction																	
Operations																	
Ongoing Reclamation																	
Reclamation and Closure																	
Post-Closure Monitoring/Maintenance																	

Activity or Phase	Year -3	Year -2	Year -1	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10	Year 11	Year 12	Year 13	Subtotal
Environmental Management Plan																	
Independent audits (by consultants)		10,000	10,000	20,000	20,000	20,000	20,000	20,000	20,000	10,000	5,000	5,000	5,000	5,000	2,500		172,500
Subtotal	0	10,000	10,000	20,000	20,000	20,000	20,000	20,000	20,000	10,000	5,000	5,000	5,000	5,000	2,500	0	172,500
Environmental Management Plans																	
Biodiversity Management Plan																	
Materials and monitoring	1,000		500		500		500		500		500						3,500
Subtotal	1,000	0	500	0	500	0	500	0	500	0	500	0	0	0	0	0	3,500
Forest Management Plan																	
Reforestation	2,200	2,200	2,200	2,200	2,200	2,200	2,200	2,200	2,200	2,200	2,200	1,100					25,300
Nursery cost included in capital & G&A																	0
Subtotal	2,200	2,200	2,200	2,200	2,200	2,200	2,200	2,200	2,200	2,200	2,200	1,100	0	0	0	0	25,300
Wastewater Treatment Plan																	
Engineering contingency			15,000														15,000
INCO operations & pumping included in capital & G&A costs																	0
Monitoring costs (included in monitoring plan)																	0
Subtotal	0	0	15,000	0	0	0	0	0	0	0	0	0	0	0	0	0	15,000
Natural and Manmade Hazard Management Plan																	
Engineering contingency & revegetation costs		10,000	10,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	500				29,500
Inspections included in G&A																	0
Subtotal	0	10,000	10,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	500	0	0	0	29,500
Mine Waste Management Plan																	
Construction & Maintenance of Best Management Practices		5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000	1,000							41,000
Water Quality & Waste Characterization Monitoring		300	300	300	300	300	300	300	300	300	300	300	300	300	150		4,050
Earthworks included in capital & G&A costs																	0
Subtotal	0	5,300	5,300	5,300	5,300	5,300	5,300	5,300	5,300	1,300	300	300	300	300	150	0	45,050
Tailings Facility Management and Monitoring																	
Independent expert	20,000	5,000	5,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000							44,000
Risk assessment, plan development & engineering reports	50,000	27,000	27,000														104,000
Inspections (site technician)		720	720	720	720	720	720	720	720	720	720	720	720	720	360		9,720
Earthworks, QA & instrumentation included in capital & G&A																	0
Subtotal	70,000	32,720	32,720	2,720	2,720	2,720	2,720	2,720	2,720	2,720	720	720	720	720	360	0	157,720
Cyanide Management Plan																	
Plan preparation			20,000														20,000
Technician				520	520	520	520	520	520	260							3,380
Monitoring				3,000	3,000	3,000	3,000	3,000	3,000	3,000							21,000
Internal audits and updates included in G&A																	0
Subtotal	0	0	20,000	3,520	3,520	3,520	3,520	3,520	3,520	3,260	0	0	0	0	0	0	44,380
Surface Water and Groundwater Management Plan																	
Engineering & BMPs		15,000	15,000	10,000	5,000	5,000	5,000	5,000	5,000	5,000	2,500	1,250					73,750
Operating & pumping costs included in capital & G&A																	0
Monitoring included in Monitoring Plan																	0
Subtotal	0	15,000	15,000	10,000	5,000	5,000	5,000	5,000	5,000	5,000	2,500	1,250	0	0	0	0	73,750
Particulate Matter Control Plan																	
Water truck included in mine costs	4,563	18,250	18,250	18,250	18,250	18,250	18,250	18,250	18,250	18,250	18,250	9,125					196,188
Other dust controls included in capital & G&A																	0
Subtotal	4,563	18,250	18,250	18,250	18,250	18,250	18,250	18,250	18,250	18,250	18,250	9,125	0	0	0	0	196,188

[1] Note: All costs are included in the general and accounting, safety and environmental cost components of the economic model.	Page 1 of 2

Exhibit 7.1: Environmental Management Plan Cost Estimate (USD) [1]

Activity or Phase	Year -3	Year -2	Year -1	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10	Year 11	Year 12	Year 13	Subtotal
Construction																	
Operations																	
Ongoing Reclamation																	
Reclamation and Closure																	
Post-Closure Monitoring/Maintenance																	
Solid & Hazardous Materials Management Plan																	
Engineering & management	15,000	15,000	15,000	15,000	15,000	15,000	15,000	15,000	15,000	15,000	15,000	7,500					172,500
Landfill construction, etc. included in capital & G&A																	0
Subtotal	15,000	15,000	15,000	15,000	15,000	15,000	15,000	15,000	15,000	15,000	15,000	7,500	0	0	0	0	172,500
Cultural Resources Management Plan																	
Preparation & implementation	2,000	500	500														3,000
Subtotal	2,000	500	500	0	0	0	0	0	0	0	0	0	0	0	0	0	3,000
Monitoring Plan																	
Ambient water quality	3,000	3,000	3,000	3,000	3,000	3,000	3,000	3,000	3,000	3,000	3,000	3,000	3,000	3,000	1,500		43,500
Air quality monitoring	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	500		14,500
Aquatic monitoring	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000			14,000
Data review & management & reporting			5,000			5,000		2,500		2,500		2,500		1,250	1,250		20,000
Instruments & technicians included in capital & G&A costs																	0
Subtotal	5,000	5,000	10,000	5,000	5,000	10,000	5,000	7,500	5,000	7,500	5,000	7,500	5,000	6,250	3,250	0	92,000
Closure and Reclamation Plan																	
Ongoing reclamation costs included in Reforestation Plan																	0
Closure costs										186,523	1,452,925	545,777	51,750	51,750	25,875		2,314,600
Engineering consultants	5,000		25,000							25,000							55,000
Subtotal	5,000	0	25,000	0	0	0	0	0	0	211,523	1,452,925	545,777	51,750	51,750	25,875	0	2,369,600
Accident Prevention and Contingency Plan																	
Training Materials	10,000	10,000	10,000	10,000	5,000	5,000	5,000	5,000	5,000	5,000	2,500	3,750	500	500	250		77,500
Subtotal	10,000	10,000	10,000	10,000	5,000	5,000	5,000	5,000	5,000	5,000	2,500	3,750	500	500	250	0	77,500
Social Management Plans																	
Public Consultation and Information Plan																	
Information materials and meetings	25,000	25,000	25,000	25,000	25,000	25,000	25,000	25,000	25,000	25,000	5,000	1,000					256,000
Public Relations manager	6,000	6,000	6,000	6,000	6,000	6,000	6,000	6,000	6,000	6,000	6,000	3,000					69,000
Subtotal	31,000	31,000	31,000	31,000	31,000	31,000	31,000	31,000	31,000	31,000	11,000	4,000	0	0	0	0	325,000
Community Development Plan																	
Development programs	25,000	50,000	50,000	75,000	75,000	75,000	75,000	75,000	75,000	20,000	5,000	1,000					601,000
Public Relations manager	6,000	6,000	6,000	6,000	6,000	6,000	6,000	6,000	6,000	6,000	3,000						63,000
Subtotal	31,000	56,000	56,000	81,000	81,000	81,000	81,000	81,000	81,000	26,000	8,000	1,000	0	0	0	0	664,000
Related Management Plans																	
Occupation Health and Safety Plan																	
H&S officer	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	5,000					115,000
Paramedics (x2)	20,000	20,000	20,000	20,000	20,000	20,000	20,000	20,000	20,000	20,000	20,000	10,000					230,000
Training materials	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	10,000	5,000					115,000
Subtotal	40,000	40,000	40,000	40,000	40,000	40,000	40,000	40,000	40,000	40,000	40,000	20,000	0	0	0	0	460,000
Fire Prevention Plan																	
Fire suppression equipment	25,000		75,000														100,000
Annual service of equipment		1,500	1,500	6,000	6,000	6,000	6,000	6,000	6,000	6,000	3,000	500	500	500			49,500
Subtotal	25,000	1,500	76,500	6,000	6,000	6,000	6,000	6,000	6,000	6,000	3,000	500	500	500	0	0	149,500
Total	**241,763**	**252,470**	**392,970**	**250,990**	**241,490**	**245,990**	**241,490**	**243,490**	**241,490**	**385,753**	**1,567,895**	**608,522**	**64,270**	**65,020**	**32,385**	**0**	**5,075,988**

[1] Note: All costs are included in the general and accounting, safety and environmental cost components of the economic model.	Page 2 of 2

Exhibit 7.2: Closure Cost Estimate (USD)

Item	Estimated		Converted		Labor Unit Cost	Equip/Matl Unit Cost	Total Cost	Comments	Source
	Quantity	Unit	Quantity	Unit
MINE SURFACE FACILITIES
Material and Equipment Removal
- small tanks	4	EA	4	EA	454.00	165.00	$2,476	clean & haul to disposal site	A, page 152
- all other equipment	800	m2	200	MH	12.88		$2,576	outside laborer, semi-skilled, assume 0.25 hr per m2 floor area	A, page 15
						Subtotal	$5,052
Mine Maint. Shop Decommissioning/Dismantling
- concrete/masonry buildings (demo)	800	m2	8608	SF	0.66	0.70	$11,707	20-ton crane w/ headache ball, no hauling	A, page 155
- concrete/masonry buildings (loading)	144	m3	172	CY	0.75	1.71	$424	5.5 cy excavator, assumes 50 sf floor becomes 1 cy loose debris	A, page 172
- large tanks, bins, metal towers (demo)	800	m3	16	HR	182.00	38.64	$3,530	50 ton crane and 3 laborers, semi-skilled, assume 1 hr per 50 m3	A, page 15 & 296
- large tanks, bins, metal towers (loading)	160	m3	209	CY	0.75	1.71	$515	5.5 cy excavator, assumes 1 m3 becomes 0.20 m3	A, page 172
						Subtotal	$16,175	loose debris
Concrete Slab Fracturing/Foundation Removal
- slabs	1200	m2	1003	SY	4.47	2.01	$6,502	assumes 6" thick with rebar, backhoe with jackhammer, no hauling	A, page 158
- foundations/footings	120	m3	4238	CF	1.09	3.18	$18,074	assumes 0.1 cf foundation per sf of floor, 375 CFM, no hauling	A, page 159
						Subtotal	$24,576
Concrete Removal
- haul to landfill	471	m3	563	CY	1.09	3.18	$2,401	assumes 1 cf foundation becomes 0.033 cy debris, 1 sy slab becomes 0.25 cy	A, page 154
						Subtotal	$2,401

Contaminated Soil Removal
- excavation	2000	m3	2616	CY	2.29	2.49	$12,504	1.5 cy excavator, assumes 10,000 m2 around shop to 0.2m deep	A, page 152
- load, haul	2200	m3	2877	CY	1.84	4.89	$19,351	load with 5.5 cy excavator, haul with 12cy dump trucks, 2 loads per	A, page 155
						Subtotal	$31,855	hr.
Road Decommissioning
- ripping	2400	m2	3139	CY	0.47	1.06	$4,803	D7-H crawler tractor dozer with blade
						Subtotal	$4,803
topsoil capping and revegetation
- spread topsoil	4162	m3	5444	CY	1.41	2.82	$23,027	0.1m deep, 4cy front loader	A, page 271
- final re-grading	41620	m2	35	MSY	52.90	33.10	$2,993	CAT 12-G blade	A, page 164
- revegetate	41620	m2	498	CSY	16.20	0.50	$8,313	hand seeding	A, page 271
						Subtotal	$34,332
						Total	$119,194
UNDERGROUND FACILITIES equipment/material removal seal shafts and portals mine flooding/adit closure	50 2 1	DAYS EA LS	50 2 1	DAYS EA LS	360.00 10000.0 5000.0		$18,000 $20,000 $5,000	16-man crew, 4 weeks for active levels (2) & 6 weeks for the ramp	D (labor rate) B B
						Total	$43,000

Item	Estimated		Converted		Labor Unit Cost	Equip/Matl Unit Cost	Total Cost	Comments	Source
	Quantity	Unit	Quantity	Unit
PLANT FACILITIES
Material and Equipment Removal	17900	m2	4475	MH	12.88		$57,638	outside laborer, semi-skilled, assume 0.25 hr per m2 facility	A, page 15
						Subtotal	$57,638
building decommissioning/dismantling
- steel structure buildings (demo)	703	m2	4218	CM	3.18	4.09	$30,665	Includes loading and haul
- concrete/masonry buildings (demo)	1006	m2	10825	SF	0.66	0.70	$14,721	20-ton crane w/ headache ball, no hauling	A, page 155
- concrete/masonry buildings (loading)	181	m3	216	CY	0.75	1.71	$533	5.5 cy excavator, assumes 50 sf floor becomes 1 cy loose debris	A, page 172
- steel frame open buildings (demo)	540	m2	1620	CM	3.18	4.09	$11,777	Includes loading and haul	A, page 155
- large tanks, bins, metal towers (demo)	7857	m3	157	HR	182.00	38.64	$34,671	50 ton crane and 3 laborers, semi-skilled, assume 1 hr per 50 m3	A,page 15 &296
- large tanks, bins, metal towers (loading)	1571	m3	2055	CY	0.75	1.71	$5,056	5.5 cy excavator, assumes 1 m3 becomes 0.20 m3 loose debris	A, page 172
- conveyors and other (demo)	673	m2	1346	CM	3.18	4.09	$9,787	Includes loading and haul	A, page 15 & 296
						Subtotal	$76,546
concrete slab fracturing/foundation removal
- slabs	11745	m2	9820	SY	4.47	2.01	$63,635	assumes 6" thick with rebar, backhoe with jackhammer, no hauling	A, page 158
- foundations/footings	1175	m3	41477	CF	1.09	3.18	$176,901	assumes 0.1 cf foundation per sf of floor, 375 CFM, no hauling	A, page 159
						Subtotal	$240,537
concrete removal
- haul to landfill	3378	m3	4040	CY	1.09	3.18	$17,232	assumes 1 cf foundation becomes 0.033 cy debris, 1 sy slab becomes	A, page 154
								0.25 cy
contaminated soil removal
- excavation	14400	m2	3767	CY	2.29	2.49	$18,006	1.5 cy excavator	A, page 152
- load, haul	2880	m3	3767	CY	1.84	4.89	$25,332	load with 5.5 cy excavator, haul with 12cy dump trucks, 2 loads per hr.	A, page 155
						Subtotal	$43,338
ripping/topsoil capping/revegetation
- ripping	20000	m2	26159	CY	0.47	1.06	$40,023	D7-H crawler tractor dozer with blade
- spread topsoil	2740	m3	3584	CY	1.41	2.82	$15,159	0.1m deep, 4cy front loader	A, page 271
- final re-grading	27400	m2	23	MSY	52.90	33.10	$1,970	CAT 12-G blade
- revegetate	27400	m2	328	CSY	16.20	0.50	$5,473	hand seeding	A, page 271
						Subtotal	$62,626
						Total	$497,916
Office & Changehouse Facilities
building decommissioning/dismantling
- concrete/masonry buildings (demo)	1910	m2	20552	SF	0.66	0.70	$27,950	20-ton crane w/ headache ball, no hauling
- concrete/masonry buildings (loading)	344	m3	411	CY	0.75	1.71	$1,011	5.5 cy excavator, assumes 50 sf floor becomes 1 cy loose debris
						Sub-Total	$28,961
concrete slab fracturing/foundation removal
- slabs	1910	m2	1597	SY	4.47	2.01	$10,348	assumes 6" thick with rebar, backhoe with jackhammer, no hauling
- foundations/footings	191	m3	6745	CF	1.09	3.18	$28,768	assumes 0.1 cf foundation per sf of floor, 375 CFM, no hauling
						Sub-Total	$39,117
concrete removal
- haul to landfill	520	m3	622	CY	1.09	3.18	$2,652	assumes 1 cf foundation becomes 0.033 cy debris, 1 sy slab
ripping/topsoil capping/revegetation								becomes 0.25 cy
- ripping	7900	m2	10333	CY	0.47	1.06	$15,809	D7-H crawler tractor dozer with blade
- spread topsoil	790	m3	1033	CY	1.41	2.82	$4,371	0.1m deep, 4cy front loader
- final re-grading	7900	m2	7	MSY	52.90	33.10	$568	CAT 12-G blade
- revegetate	7900	m2	94	CSY	16.20	0.50	$1,578	hand seeding
						Subtotal	$22,326

Item	Estimated		Converted		Labor Unit Cost	Equip/Matl Unit Cost	Total Cost	Comments	Source
	Quantity	Unit	Quantity	Unit
						Total	$93,056

LANDFILL
scarification/recontouring
- regrading	1250	m3	1635	CY	0.71	0.35	$1,733	0.5m deep, D-3 CAT	A, page 171
- final grading	2500	m2	2	MSY	52.90	33.10	$180	CAT 12-G blade	A, page 164
						Subtotal	$1,913
topsoil capping/revegetation
- spread topsoil	250	m3	327	CY	1.41	2.82	$1,383	0.1m deep, 4cy front loader	A, page 271
- revegetate	2500	m2	30	CSY	16.20	0.50	$499	hand seeding	A, page 271
						Subtotal	$1,882
						Total	$3,795

TAILINGS STORAGE FACILITY
slurry pipeline removal	2550	m	2550	m	1.55		$3,953	assume $1.55 per meter	B
riprap	4338	m3	5674	CY	1.72	11.41	$74,498
tailings cover/capping
- clear borrow areas	8500	m2	2	CSY	1655	970	$5,513	clearing and grubbing	A, page 162
- excavate cover material & push to edge	182409	m3	238582	CY	0.55	1.45	$477,164	D7-H crawler tractor dozer with blade	A, page 178
- spread cover material	182409	m3	238582	CY	0.55	0.93	$354,052	1m thick, spread borrow with dozer	A, page 169
- revegetate	27500	m2	329	CSY	17.10	0.90	$5,920	hand seeding	A, page 271
						Subtotal	$842,649
						Total	$921,100

POST-CLOSURE MONITORING
Water Sampling & Testing	5	YR	5	YR		$15,000	$75,000	4 sampling events per annum for 5 years	B
Geotechnical Monitoring	5	YR	5	YR		$10,000	$50,000	piezometer monitoring, dam inspections, engineering analyses as required	B
Reclamation Monitoring	2	YR	2	YR		$5,000	$10,000	periodic inspection of reclamation revegetation for 2 growing seasons	B
						Total	$135,000

	TOTAL	$1,813,061

Sources:	15% Contingency	$271,959

A - 2002 National Construction Estimator - Heavy	GRAND TOTAL	$2,085,020
B - Based on previous experience
C - Based on previous cost evaluations
D - Based on discussions with Mine personnel
E - RS Means Heavy Construction Cost Data 18th Ed. 2004-metric

Pacific Rim Mining Corp. El Dorado Project	Page 149 Pre-Feasibility Study

8.2            Water Supply & Distribution

Water will be supplied by an on-site well at 4.0 l/s with piping from the project water tank. Water will be distributed to the various project facilities.

8.3            Power Generation & Distribution

Power for the El Dorado project will be generated and distributed on-site by overhead lines. Power generation facilities will include four 1.64kW synchronized units, of which three will be active at any given time.

8.4            Access Roads & Crossings

Access roads and crossing for El Dorado will be comprised of the following:

•	Access road from RN 08N to Rio San Francisco;
•	Warning lights on highway RN 08N;
•	River crossing on Rio San Francisco; and
•	Project access road from Rio San Francisco to mine shop area.

8.5            Communications

Site communications will be provided by a microwave system located adjacent to the administration building.

8.6            Site Fencing

Site fencing will include 4,680m of perimeter fencing and 2,880m of interior site fencing.

8.7            Septic Tank & Drain Field

A septic tank and drainage field will service the administrative building and change house. A separate septic tank and drainage field will service the warehouse, maintenance shops, and mill facilities.

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Pacific Rim Mining Corp. El Dorado Project	Page 150 Pre-Feasibility Study

9.0             PROJECT SCHEDULE

The overall pre-production project schedule is driven by the underground mine development, and results in a start of production in the second quarter of 2007. This provides for 24 months for engineering procurement, construction and commissioning of the process plant, and includes two wet seasons and 2 dry seasons for construction of the tailings dam. The overall project development schedule is shown in Figure 9.1.

9.1            Mine Development

The schedule for mine development was prepared on a very detailed basis by McIntosh Engineering, using Microsoft Project critical path network software. Some basic parameters used for this development include:

•	Approximately 6m per day single heading advance for ramp development.

•	Approximately 289tpd per day production during ramp and level development prior to production, and development to Level 145 prior to beginning ore production.

Development of the ramp down to 165 Level by project month 16 allows for development of that level, including the vent raises, muck bays, vein cross-cuts etc. This level also contains the shop/lube bay, refuge chamber, and powder magazines. Development of these areas are necessary prior to beginning of production.

The ramp will be developed down to Level 145 in parallel with the development on Level 165. Completion of the ramp down to Level 145 is expected to occur in project month 20. Development of 145 Level can then be accomplished, including the pump station, muck bays etc. Completion of the development of Level 145 will not be accomplished until project month 26, however production can begin in project month 25, with the completion of all of the critical areas of development at this level.

9.2            Plant Engineering, Procurement & Construction

The overall development schedule allows for the period from contractor selection in project month 2, until project month 23 for engineering, procurement, and construction of the process plant. Commissioning and startup will follow, and will be completed by the end of project month 24. This allows for a total of 21 months for this work.

Detailed Engineering will follow contractor selection and will require a total of 6 months to complete. The El Dorado process plant is quite simple, and does not require any unique equipment or processes. Therefore a total of 6 months has been allowed, with overlapping procurement effort to finalize the design.

Procurement will begin approximately one month after the start of detailed design, and will focus on the long lead items including the ball mill and HP200 (4.25ft equivalent) cone crushers. Other materials and equipment procurement will occur as required during the detailed design.

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Pacific Rim Mining Corp. El Dorado Project	Page 151 Pre-Feasibility Study

Construction will begin once engineering is complete, and will therefore require a total of 15 months from start to completion. The Merrill Crowe plant will be a package unit, as will other portions of the plant. Tanks are anticipated to be fabricated on site.

Commissioning is estimated to require a total of 30 days.

9.3            Tailings Dam Construction

Design and construction of the tailings dam will need to be accomplished within the overall 24 months allowed in the plan. Critical factors for this work are driven by the wet season, when construction is most difficult if not impossible. The area where the El Dorado mine is situated receives approximately 2m of rainfall in each year, with over 90% of that falling between May and October. Construction during this period will likely be possible but difficult and challenging. The total of excavation and fill for the largest portions of the tailings storage facility (which will have to be accomplished in series) is approximately 660,000m3 of material. A construction period of 10 months would allow for no construction during the wet seasons, and would also allow for 9 months of engineering testing and preparation. This would then result in a required movement of only 2,200m3/day.

Geotechnical investigations are expected to begin in early 2005. Detailed design is planned to begin after the geotechnical investigation, and require 6 months to complete.

Tailings Dam construction will begin at the start of the first dry season after project commencement. The plan includes construction only during the dry season, with the possibility of construction as weather allows during the wet periods. Finalization of construction, placement of the liner, and testing will be accomplished during the second dry season. The tailings dam will be available for commissioning and startup.

SRK Consulting	January, 2005
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Figure 9.1: El Dorado Project Development Schedule

SRK Consulting	January, 2005
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Pacific Rim Mining Corp. El Dorado Project	Page 153 Pre-Feasibility Study

10.0            OPERATING COSTS

10.1            Operating Cost Summary

The summary of LoM operating costs is shown in Table 10.1.1. Details of the derivation of these costs are presented in this section.

Table 10.1.1: Operating Cost Summary

Cost Category		Unit Cost	Total Cost
		(US$/t-milled)	(US$ million)
Mining Cost		$27.15/t	$44.280
Mill Processing		$14.00t	$22.835
G&A		$8.53/t	$13.913
TOTAL OPERATING (1)		$49.68/t	$81.029
	US$/oz-Au	$162.61/oz-Au
(1) Excludes royalties and refining charges.

10.2            Mine Operating Cost Estimate

Over the mine life, the expected underground operating cost varies as shown in Table.10.2.1, with a life-of-mine average of $27.15/t.

Table 10.2.1: Underground Operating Cost Schedule (000s)

Operating Costs	1	2	3	4	5	6	7
Ore Production	3,305	3,891	3,878	3,881	3,881	3,882	719
Indirect Labor	1,093	1,108	1,022	1,022	992	717	133
Indirect Non-Labor	2,198	2,466	2,417	2,413	2,400	2,392	471
Total	6,596	7,465	7,317	7,316	7,273	6,991	1,323
US$/t-milled	US$28.68	US$27.57	US$27.11	US$27.09	US$26.93	US$25.88	US$26.45

SRK has reviewed the items shown in Table 10.2.2. All unit rates are based on the total tonnage milled.

Table 10.2.2: Ore Production Cost Breakdown, (McIntosh 2005)

Ore Production	Unit Rate (US$/t-milled)
Bench and Fill (downholes)	$2.45
Crown Pillar (upholes)	$0.13
Ore Silling (resuing)	$0.51
Ore Silling (non-resuing)	$3.04
Haul Ore, Return Waste	$0.95
Haul Ore, Return Empty	$0.00
Haul Ore, Return Make Up	$3.61
Haul Ore, Return CRF	$0.82
Haul Waste, Return Empty	$0.15
Haul Waste, Transfer	$2.26
Total	$13.92

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Pacific Rim Mining Corp. El Dorado Project	Page 154 Pre-Feasibility Study

•
SRK has independently estimated a lower bench and fill cost at US$3.81/t-milled. Adjustments were made to the effective working hours achieved per shift and to include the operating cost for the drill equipment;

•	Similarly, the upholes were estimated to cost US$0.19/t-milled. The upholes are planned for recovering the crown pillar which represents only a small portion of the mineable reserves;

•
The ore development was separated into categories of resuing and non-resuing types. For the resuing method, the development cost is determined at US$0.50/t-milled. The non- resuing method yields a cost of US$4.09/t-milled;

•	The placement of backfill is a key element in the bench and fill method and thus required a thorough breakdown for the different categories in placement;

Wherever possible, waste generated underground can be transferred from the source to a stope in backfill cycle. The cost associated with this practice is US$0.59/t -milled.

In certain instances, waste generated underground cannot be stored underground or placed in its final destination. This waste material is hauled to surface and stored in a stockpile at a cost of US$0.36/t -milled.

For the case when ore is hauled to surface and backfill is back hauled underground from the surface stockpile, a cost of US$0.87/t -milled is allocated.

It is estimated that a shortage of waste material will occur so an alternative source of backfill is required on surface for a cost of US$1.04/t -milled. A unit rate of $10.13/m 3 of make up backfill is based on a contractor’s estimate. Provisions were included for drilling, blasting, crushing and haulage. The location of the borrow pit is unknown.

The first two mining horizons will require cemented backfill to be placed in order to create a sill pillar. It is anticipated that this sill pillar will allow for mining to come up from below and recover the ore up to the sill pillar. A cost of US$1.04/t -milled has been determined based on using make up backfill material (for better control on size distribution and availability) with a 5% mixture of regular Portland cement as the binder. The unit cost for cemented backfill appears to be higher in comparison with industry standards. This is attributed to the cost of sourcing make up backfill material. SRK has adjusted for bulk cement prices.

•	Ore haulage to surface is based on trucks hauling full and returning empty at US$1.74/t- milled;

•
SRK estimates that extra manpower needs to be included to cover underground construction projects (i.e. mine services, rehabilitation, dewatering). The extra operating cost incurred is US$0.14/t-milled;

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Pacific Rim Mining Corp. El Dorado Project	Page 155 Pre-Feasibility Study

•
In general, ore mucking operating cost is slightly higher based on an increase in LHD tramming distance. The initial selection of a 28t truck is not expected to fit in the smaller cross cut and ore sill drifts (4.0mW x 3.2mH). Therefore, loading must be conducted in the footwall drift or ramp/access areas. Since crosscuts are spaced approximately 100m apart, a more appropriate average LHD tramming distance was used by SRK, 175m instead of 20m.

As a result of SRK’s review and recommended cost adjustments, the ore production operating cost is revised to US$14.37/t -milled (refer to Table 10.2.3) .

Table 10.2.3: Ore Production Cost Breakdown, (SRK 2005)

Ore Production	Unit Rate (US$/t-milled)
Bench and Fill (downholes)	$3.81
Crown Pillar (upholes)	$0.19
Ore Silling (resuing)	$0.50
Ore Silling (non-resuing)	$4.09
Haul Ore, Return Waste	$0.87
Haul Ore, Return Empty	$1.74
Haul Ore, Return Make Up	$1.04
Haul Ore, Return CRF	$1.04
Haul Waste, Return Empty	$0.36
Haul Waste, Transfer	$0.59
Extra Manpower	$0.14
Total	$14.37

The total mine operating cost for the El Dorado operation is estimated by SRK at US$27.15/t -milled. Refer to Table 10.2.4.

Table 10.2.4: Mine Operating Cost Comparison

Cost Category	McIntosh (US$/t-milled)	SRK (US$/t-milled)
Direct Mining	$13.92	$14.37
Labor (Indirect)	$3.62	$3.73
Non-labor (Indirect)	$9.68	$9.05
TOTAL	$27.22	$27.15

10.3            Process Operating Cost Estimate

The operating cost data was compiled by McClelland Laboratories with supplemental information provided by SRK and PacRim. PacRim provided manning requirements, regional prevailing wage and salary rates, and media/reagent unit prices.

All unit prices include freight from the source to the mine site. Lime is purchased locally. Generated power costs are estimated at US$0.114/kWh.

Process operating costs total US$22.8million over the life-of-mine, and average US$14.00/t milled as shown in Table 10.3.1.

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Pacific Rim Mining Corp. El Dorado Project	Page 156 Pre-Feasibility Study

Table 10.3.1: Process Operating Cost Summary

Cost Center	Unit Cost (US$/t-milled)	Operating Cost
		(US$ millions)
Labor & Vehicles	2.96	4.822
Crushing	2.24	3.658
Grinding	3.73	6.089
Leaching	1.06	1.734
Thickening	0.38	0.623
Merrill-Crowe	0.36	1.407
Refinery	0.43	0.706
INCO (detox)	1.66	2.703
Laboratory	0.14	0.228
Tailings	0.33	0.545
Plant Maintenance	0.20	0.321
Total	14.00	22.835

10.3.1            Labor & Vehicles

Process labor and vehicle costs total US$5.0million over the life-of-mine. Process labor is detailed in Table 10.3.2.

Table 10.3.2: Process Labor

Position	Steady-State Required	Monthly Salary (US$)	Monthly Benefit (US$)
Plant Manager	1	7,500	355
Bilingual Secretary	1	900	112
Metallurgist	1	4,000	321
Chief Chemist	1	1,250	136
Chemists	4	950	64
Laboratory Helpers	8	250	50
Plant General Foreman	1	5,000	355
Shift Foreman	4	1,500	153
Plant Operators	8	575	82
Plant Helpers	8	500	71
Plant Laborers	8	350	50
Maintenance Foreman	1	2,500	220
Maintenance Planner	1	800	105
Mechanics	4	650	93
Electricians	4	650	93
Welders	4	575	82
Maintenance Helpers	8	350	50
Total	67

Vehicle costs include an allocation for 6 vehicles for the plant manager, foreman, operations, and for plant maintenance personnel. The analysis assumes these will be leased at US$580/month. Vehicle operating cost provisions include tires, fuel, insurance, and general repairs. Annual vehicle operating costs total US$62,000 and are summarized in Table 10.3.3.

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Table 10.3.3: Annual Vehicle Cost

Description	US$/Year
Lease	34,800
Operating Cost	27,067
Total	61,867

Plant mobile equipment costs total US$154,000 annually as shown in Table 10.3.4 and are based on a fuel price of US$1.39/gallon and fuel consumption, maintenance, and repair rates commensurate with planned usage as shown in Table 10.3.5.

Table 10.3.4: Plant Mobile Equipment Operating Cost

Description	US$/Year
CAT 980G FEL	110,393
Grove RT 650E Crane	12,939
CAT 252 Skid Steer Loader	15,758
CAT P6500-D Forklift	6,584
CAT P6500-ED Forklift	8,263
Total	153,937

Table 10.3.5: Plant Mobile Equipment Usage

Description	Annual Usage	Fuel Consumption	Service Interval	Repair Provision*
	(Average Hours)	(Gallons/Hour)	(Hours)	(%)
CAT 980G FEL	4,380	12.00	200	20
Grove RT 650E Crane	600	11.20	200	20
CAT 252 Skid Steer Loader	2,920	1.85	100	15
CAT P6500-D Forklift	1,440	1.50	100	15
CAT P6500-ED Forklift	2,080	1.50	100	15

* Percentage of Capital Cost

10.3.2            Consumables & Reagents

Consumable and reagent cost assumptions are based upon quotes received by the project from vendors and are shown in Table 10.3.2.1. Power costs in all instances are based on a rate of US$0.114/kWh.

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Table 10.3.2.1: Reagent & Media Consumptions

Reagent	Consumption Rate	Reagent/Media Cost
	(kg/t-ore)	(US$/t)
Crushing
Lime	1.0000	$106.95
Jaw Crusher Liner	0.0150	$2,650.00
Cone Crusher Liner	0.0820	$3,090.00
Grinding
Grinding Balls	1.5000	$860.00
Mill Liner	0.1100	$1,250
Anti-Scalant	0.0015	$2,300.00
Leaching
Sodium Hydroxide	0.0200	$200.00
Sodium Cyanide	0.3000	$1,250.00
Lime	0.0500	$106.95
Lead Nitrate	0.0500	$1,140.88
Anti-Scalant	0.0025	$2,300.00
Thickener
Lime	0.0500	$106.95
Flocculant	0.0290	$582.00
Anti-Scalant	0.0025	$2,300.00
Merrill-Crowe
Zinc	0.1190	$3,500.00
Lead Nitrate	0.0500	$1,140.88
Diatomaceous Earth	0.4500	$690.00
Refinery
Borax	0.1100	$2,320.00
Fluorspar	0.0020	$2,160.00
Silica Sand	0.0150	$589.00
Soda Ash	0.0050	$989.00
Sodium Nitrate	0.0050	$1,075.00
Furnace Crucible	0.000095	$0.06
INCO (Cyanide Detoxification)
Sodium Sulfate	0.0700	$775.00
Sodium Meta-Bisulfate	1.3600	$616.00

10.3.3            Other Process Costs

Operating costs associated with the tailings dam include US$65,600/yr for electrical power related to pumping and US$20,600/yr for maintenance of pumps and other ancillary equipment. The average LoM unit cost for this function is US$0.33/t.

Process costs also include a provision of US$30,000/yr for contract services associated with general plant maintenance.

10.4            General & Administrative Costs

General and administrative costs for the project are shown in Table 10.4.1.

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Table 10.4.1: G&A Operating Costs

Description	Operating Cost
(US$000s)
Labor and Vehicles	7,099
Administration	5,341
Safety	0.583
Environmental	0.890
Total	13,913
$8.53/t-milled

Labor costs will increase annually as the mine develops, reaching a steady state rate of US$841,000/yr, and includes salaries and benefit costs for 67 staff and salaried employees. In addition, there is an US$152,000 provision for vehicle lease and maintenance costs.

Administration costs will be US$866,000/yr and will include provision for housing, communications, contract services, and other general overheads.

Safety and environmental costs include provisions for supplies, contractors, and required operating cost requisite for environmental monitoring programs. Safety costs are US$94,600 per year and environmental costs are US$144,000 per year.

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11.0            CAPITAL COSTS

11.1            Capital Cost Summary

The capital cost for development of the El Dorado project is estimated at US$66.7million (excluding working capital) as summarized below in Table 11.1.1.

Table 11.1.1: El Dorado Capital Cost Estimate (US$million)

Cost Center	-2	-1	1	2	3	4	5	6	7	8	9	10	Total
Mine	6.03	14.38	7.73	2.61	2.55	2.56	.05	0	0	0	0	0	35.92
Processing	0.95	12.64	0	0	0	0	0	0	0	0	0	0	13.59
Tailings	1.90	2.78	0	0	0	0	0	0	0	0	0	0	4.68
Infrastructure	2.63	1.12	0	0	0	0	0	0	0	0	0	0	3.76
Env. Mgmt.	0.21	0.35	0	0	0	0	0	0	0	0	0	0	0.56
Closure/Recl.	0	0	0	0	0	0	0	0	0.21	1.53	0.59	.16	2.49
Owner	2.55	2.31	1.00	0	0	0	0	0	0	0	0	0	5.86
Total	14.27	33.59	8.73	2.61	2.55	2.56	.05	0.00	0.21	1.53	0.59	.16	66.86

This estimate is based on the following documents:

Capital Cost	Sources
Mine	McIntosh/SRK/PacRim
Process Plant	MME/SRK
Tailings Dam	Vector/SRK
Infrastructure	SRK/PacRim
Environmental Plans	Vector/PacRim
Mine Closure/Reclamation	SRK
Owner	SRK/PacRim

The level of accuracy of the capital cost estimate is considered ±25%.

11.2            Mine

The El Dorado mine capital cost estimate is US$35.9million including a 25% contingency as shown on Table 11.2.1. Preproduction capital requirements are US$20.4million while ongoing capital amounts to US$15.5million.

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Table 11.2.1: Mine Capital Cost Estimate (US$000s)

	-2	-1	1	2	3	4	5	6	7
Direct Costs
Contractor Development	2,692	4,017
Owner Development	0	0	2,845	2,405	1,997	2,492	54
Sub-Total Direct	2,692	4,017	2,845	2,405	1,997	2,492	54
Indirect Costs
Contractor Labor	656	808
Contractor Non-Labor	903	1,055
Contractor Mark Up	265	311
Owner Labor		26
Owner Non-Labor	276	704
Sub-Total Indirect	2,100	2,904
Equipment Costs
Fixed Equipment	574	2,119	83		441	56
Mobile Equipment		3,269	3,823	163
Sub-Total Equipment	574	5,388	3,906	163	441	56

Subtotal	5,366	12,309	6,751	2,568	2,438	2,548	54
Contingency(1) @ 25%	668	2,073	976	41	110	14	0
Total	6,034	14,382	7,727	2,609	2,548	2,562	54

(1) Contingency is applied to Indirect and Equipment costs only.

11.2.1            Preproduction Mining

The preproduction period is 2 years, while the production period is 6.2 years.

No ore will be produced during the preproduction period. The preproduction mine development plan consists of the identified tasks required to develop the mine to the point where ore production can start at the rate required by the processing plant. The time durations and costs for each task have been estimated and placed on a MS Project Gantt chart, which provides a visual check of the plan’s logic. The chart also provides total time and cost for the plan and facilitates an estimate of monthly or other periodic total expenditures. The Gantt chart of the project development is included in Appendix B.

A development contractor will be used to drive the initial waste development, complete underground construction projects, and train the owner’s mining crews. The owner’s development crews begin their training in the second year of preproduction.

The capital estimates in Table are shown in three main categories: direct costs, indirect costs, and equipment. The direct costs include the men, equipment and supplies directly related to underground face advance and construction.

Indirect costs include the following items:

•	Supervision
•	Safety and training
•	Maintenance
•	Personnel transportation

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•	Warehousing
•	Waste haulage to surface
•	Road maintenance
•	Pumping and compressed air
•	Surveying
•	Administration

Equipment costs include fixed and mobile equipment purchases.

11.2.2             Direct Costs

Contractor Development

The unit rates that apply are shown in Table 11.2.2. In the first pre-production year, the contractor drives 1616m of lateral development on mine access, and also completes 165m of Alimak raise for ventilation. In the second pre-production year, total lateral development is 2972m and the contractor completes most of this with some help from the owner’s crew that was trained in that year. The contractor completes an additional 126m of Alimak raise in the same year.

After the preproduction period, all waste development costs will be expensed as operating costs. The exception is for major projects with useful lives longer than a year that benefit the mine as a whole. For the El Dorado Mine, the ongoing capital projects are ventilation raises, which are not required until year 4 and year 5 of mine operation.

The contractor markup of 17% which covers his margin and insurance and bonding is included in the estimate.

Owner’s Development

It is assumed that the crews are training and incur costs only in terms of manpower. SRK has allotted 10 men for training in year -1 in preparation for the following year to ramp up to full production.

The plan for development includes training local personnel. Three trainees are assigned to each of the contractor’s crews in year -1.

11.2.3            Indirect Costs

Contractor Indirect Labor

The contractor’s indirect labor is shown in Table 11.2.2. Contractor indirect labor costs total US$656,000 and US$808,000, during the first and second pre-production years, respectively.

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Table 11.2.2: Contractor Indirect Labor (McIntosh, 2005)

	Year -2	Year -1
SALARY
Project Manager	1	1
Chief Engineer	1	1
Development Shift Boss	2	2
Surveyors	1	1
Contract Administrator	1	1
Sub-Total:	6	6
HOURLY
Lead Mechanics	3	3
Mechanics	2	3
Electricians	1	1
Welders	1	1
Muck Haul	2	2
Warehouse/Shop Service	1	1
Trammers/Service	2	2
Grader Operator	1	1
Clerks	1	1
Sub-Total:	14	15
Total	20	21

Contractor Indirect Non-Labor

The contractor’s indirect non-labor costs, shown in Table 11.2.3, include a variety of mine services (pumps and sumps, compressed air, warehousing and deliveries, personnel transport and road maintenance costs).

Table 11.2.3: Contractor Indirect Non-Labor (McIntosh, 2005)

	Year -2	Year -1	Total
Waste Rock Handling	$269,021	$312,484	$851,505
Miscellaneous Maintenance & Supplies	$6,440	$7,300	$13,740
Mine Services	$473,759	$554,892	$1,028,651
Administration Supplies	$58,100	$66,250	$124,350
Safety and Training	$3,220	$3,650	$6,870
Surface Vehicles	$24,575	$28,029	$52,604
Small Tools	$68,161	$82,782	$150,947
Total	$903,277	$1,055,387	$1,958,664

The contractor markup of 17% which covers his margin and insurance and bonding is included in the estimate.

Owner Indirect Labor

The owner’s indirect labor is discussed in section 4.12.2 of this report. Owner indirect labor costs are shown in Table 11.2.4. These costs are modeled as pre-production mine operating costs in the technical-economic analysis and are therefore not shown in Table 11.2.1.

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Table 11.2.4: Owner’s Indirect Labor Costs

	Year -2	Year -1
Salaried	$182,525	$182,525
Hourly	$54,116	$108,232
Total	$236,641	$290,757

At El Dorado, the support of other projects outside the scope of the mine development will require owner management. For this reason, most of the owner indirect costs are not assigned directly to the mine; however, there is some owner indirect labor assigned to manage the owner’s trainee mine crew and to service their machinery. The cost for the labor to service the machinery is US$26,000.

Owner Indirect Non-Labor

The owner’s indirect non-labor costs are shown in Table 11.2.5.

Table 11.2.5: Owner’s Non-Labor Costs (McIntosh, 2005)

	Year -2	Year -1	Total

Mine Maintenance	0	1,220	1,220
Personnel Transport	0	4,895	4,895
Administration Supplies	0	1,525	1,525
Safety and Training	0	1,220	1,220
Surface Vehicles	0	557	557
Small Tools	33,113	30,346	63,459
Power	242,603	664,685	907,288
Total	275,716	704,448	980,164

The owner indirect non-labor cost also includes the power cost for all the mine preproduction development.

On-Going Development

Waste development rates are categorized into the following:

•	Contractor, single, 4.5m x 4.5m

•	Owner, single, 4.5m x 4.5m

•	Owner, single, 4.0m x 3.2m

•	Owner, raise, 3.0m x 3.0m

SRK has reviewed and re-estimated these costs in light of adjusting for efficiencies, delays and equipment operating costs.

The development unit costs derived are as shown in Table 11.2.6. The development cost over the operating life of the mine is US$6.00/t -milled.

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Table 11.2.6: Development Costs (SRK, 2005)

Unit Rate (US$/m)
Owner, Drift, 4.5 x 4.5m	$776.00
Owner, Drift, 4.0 x 3.2m	$718.00
Owner, Raise 3.0 x 3.0m	$842.00

11.2.4            Equipment Costs

Capital expenditures for equipment are divided into categories for the purchase of fixed equipment and mobile equipment. No provision has been made for equipment rebuilds or replacement due to the relatively short project life. The initial purchase of equipment includes a development allowance to cover the initial unpacking and setup of the equipment, a spares allowance to cover the cost of the initial fill for repair and maintenance parts, an allowance for freight, and an allowance for taxes or duty.

Fixed Equipment Costs

Capital costs for stationary equipment are shown in Table 11.2.7. The additional cost of the third compressor has been added in this table to meet the estimated peak load.

Table 11.2.7: Fixed Equipment (US$000s)

	-2	-1	1	2	3	4	5	6	7
Air Compressor	147	0	70
Main Intake Fan (600hp)	0	245
Auxiliary Fans	0	131
Water Management	75	686			441
Maintenance Tools	0	141	13
Maintenance Shop	184
Portable Compressors	0	63
Jackleg Drills	0	100
Safety & Misc.	0	261
Electrical Systems	169	493				56
Subtotal	575	2,119	83	0	441	56
Contingency @ 25%	144	530	20	0	110	14
Total	718	2,649	103	0	551	70

Mobile Equipment

Equipment requirements are based on achieving the development and production schedule. Table 11.2.8 shows the resulting capital costs. The base cost for each type of equipment is based on a supplier quotation. These quotations are not all current but range in date from 1998 to 2005. Escalation factors of up to 15% have been applied to compensate.

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Table 11.2.8: Mobile Equipment Capital (US$000s) (McIntosh, 2005)

	-2	-1	1	2	3	4	5	6	7
Surface
Front End Loader w/ forks			78
Pick Up Truck (3/4t)		32	32
Ambulance			99
Underground
Drill Jumbo 1 Boom		912
Pneumatic Drill			163	163
LHD (0.4m3 )			161
LHD (3.0m3 )		912	913
Haul Truck (28t)		628	1,255
Scissor Lift		450
ANFO Pot		0.5	1.5
Road Grader			387
Shotcrete/Concrete Mixer			71
Fuel/Lube Truck		250
Boom Truck			250
Tractor		82	412
Total		3,269	3,823	163
Contingency @ 25%		817	956	41
Total		4,086	4,779	204

Capital costs include allowances for assembly, spares, and freight. A duty of 6.5% has also been added.

The mine maintenance shop will be constructed at the surface facilities. The shop will measure 20 by 40m at an estimated cost of US$184,400.

11.3             Process Plant Costs

The total capital cost for the process plant is estimated at US$13.6million as summarized in Table 11.3.1.

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Table 11.3.1: Process Plant Capital Cost Estimate (US$)

Capital Cost Center	Capital Cost (US$)
General	585,000
Site Works	319,648
Assay Laboratory	266,182
Cyanide Storage Building	84,755
Mechanical/Electrical Maintenance	236,759
Utilities	75,000
Crushing & Screening	2,748,229
Process Area	3,169,692
Thickening/Leaching	2,583,282
Cyanide Destruction	820,721
Security	20,000
Diesel/Gas Storage	75,000
Plant Mobile Equipment	830,000
Subtotal	11,814,267
Contingency @ 15%	1,772,140
Total	13,586,407

The capital cost is based on a study prepared by Mine & Mill Engineering (MME) with modifications by SRK.

MME’s estimate was based on the design criteria and parameters, and includes:

•	Capital equipment cost
•	Structural steel and platework
•	Piping and instrumentation
•	Installation and commissioning of equipment
•	Construction and completion of earthwork, reinforced concrete foundations, buildings/structures, piping, electrical, water supply and sewer installation.

Excluded from the MME estimate were:

•	First fills
•	Spare parts and consumables inventory
•	Lubes and small tools for plant and shops
•	Startup and owner’s costs
•	Water wells, supply and distribution
•	Potable water supply
•	Tailings management and dam
•	Mine costs
•	Septic systems
•	Plant mobile equipment
•	Shelving
•	Power generation
•	Site landscaping and restoration
•	Financing and interest charges

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•	Licensing fees

Mobile equipment for the process plant is estimated at US$830,000 by SRK/PacRim and included in the estimate for the following.

Table 11.3.2: Process Plant Mobile Equipment (US$)

Mobile Equipment	Capital Cost (US$)
Crane	$270,000
Front-End Loader	$365,000
Skid-Steer Loader	$29,000
Forklifts (2)	$71,000
Service Truck	$95,000
Subtotal	$830,000
Contingency @ 15%	$125,000
Total	$955,000

MME utilized US$45.00/man -hour as the cost for construction labor. This is a Western U.S. number and includes all tools, equipment, salaries, and benefits. For mining projects in Latin America, the equivalent cost ranges from US$11 to US$15/man-hour for similar projects. Productivity is lower ranging from 1.2 to 1.5 (U.S. to Latin America). SRK estimates that the per hour cost of US$22.50 (15 x 1.5) would be applicable for El Dorado and has adjusted the MME capital estimate using this unit cost. Additionally, SRK has increased MME’s contingency from 12% to 15%.

11.4             Tailings Dam

The capital cost estimate for the tailings dam is US$4.7million. This cost estimate was detailed in Section 6.7.

11.5             Infrastructure

Infrastructure capital costs are comprised of the project capital components for the site that are not directly related to the mine or process plant. Infrastructure includes:

•	Buildings for administration, warehouse, guardhouse and change house
•	Water supply and distribution
•	Power generation and distribution
•	Access roads and crossings
•	Communications
•	Site fencing
•	Septic tank and drain field

The capital cost for infrastructure is estimated at $4.3million as detailed in Table 11.5.1.

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Table 11.5.1: Infrastructure Capital Costs (US$000s)

Infrastructure Capital	Year -2	Year -1	Total
Administration building/furnishings	0	380	380
Change house/furnishings	660	0	660
Water well and piping	0	0	0
Warehouse/furnishings	349	0	349
Guard house	14	0	14
Communications	100	0	100
Perimeter fencing	57	0	57
Access road (RN 08N- Rio San Francisco)	0	0	0
Warning lights on Highway RN 08N	35	0	35
River crossing (Rio San Francisco)	0	0	0
Project access road (Rio - Mine Shop Area)	0	0	0
Power generators, distribution system, syn.	1,044	568	1,612
Septic tank and drain field	29	29	58
Subtotal	2,288	977	3,265
Contingency @ 15%	343	147	490
Total	2,361	1,124	3,755

11.6            Environmental Plans

The capital cost estimate for environmental plans is US$1.0million during the preproduction period as detailed in Exhibit 7.1. The costs for environmental plans after production startup in Exhibit 7.1 are treated as an operating cost.

11.7            Mine Closure/Reclamation

The total mine closure and reclamation cost is estimated at US$2.4million. This cost estimate is detailed in Exhibit 7.1.

11.8            Owner’s Costs

The owner’s costs for El Dorado are estimated at US$5.9million during the preproduction period. Owner’s costs include the following:

•	Engineering and design studies
•	Land acquisition
•	Labor and expenses for project administration and the process plant
•	Miscellaneous tools/supplies
•	Process plant spares and first fills
•	Startup and commissioning

Table 11.8.1 summarizes the capital cost estimate for owner’s costs. Tables 11.8.2 and 11.8.3 contain the process plant first fills and spare parts costs, respectively. SRK has not included a contingency for owner’s costs.

Year -3 is considered a sunk cost and is not included in the technical-economic analysis.

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Table 11.8.1: Owner’s Cost (US$000)

					Total
					(excludes Yr-
Owner's Cost	Year -3	Year -2	Year -1	Year 1	3)
Engineering/Design Studies	150	600	300	0	900
Land Acquisition	0	1,000	0	0	1,000
Mine Development Labor	0	237	291	0	527
Administrative Labor	467	573	685	0	1,258
Administrative Expenses	75	88	115	0	203
Process Plant Labor/Expenses	0	52	167	0	220
Miscellaneous tools/supplies	0	0	134	0	134
Process Plant spares, first-fills	0	0	468	0	468
Startup and commissioning	0	0	153	0	153
Royalty Purchase	0	0	0	1,000	1,000
Subtotal	-	2,550	2,313	1,000	5,863
Contingency @ 0%	-	0	0	0	0
Total	-	2,550	2,313	1,000	5,863

Table 11.8.2: Process Plant First Fills (US$000s)

Description	Unit	Quantity	Cost (US$)
Grinding balls	Tonnes	148	$133
Sodium cyanide	Tonnes	20	$25
Flocculent	Tonnes	3	$2
Pebble lime	Tonnes	40	$4
Pulverized lime	Tonnes	10	$1
Scalant	Tonnes	2	$5
Fluxes	Tonnes	3	$6
Lead nitrate	Tonnes	5	$4
Diatomaceous earth	Tonnes	20	$15
Zinc	Tonnes	12	$43
Sodium Metabisulfite	Tonnes	100	$65
Copper sulfate	Tonnes	10	$9
Diesel fuel	Liters	94,000	$28
Gasoline	Liters	18,000	$8
Total			$348

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Table 11.8.3: Process Plant Spare Parts (US$000s)

		Cost
Plant Area	Description	(US$000s)
Crushing	Jaw/cone liners	$7
	Screen decks	$1
	Jaw bearings	$1
	Conveyor idlers	$3
	Belts	$3
	Belting	$10
	Misc. motors	$2
Grinding	Mill liners	Order at 3 months.
	Cyclone liners	$2
	Cyclone pump parts	$2
	Sump pumps parts	$1
	Leach pump parts	$1
	Screen decks	$1
	Misc. pumps	$1
Leaching	Agitator pumps	$1
	Belts	$1
Thickener	Drive motors	$1
	Flocculent pumps	$2
CN Destruction	Tank/mixer	$2
	Reagent mixer spare	$2
	Air compressor spare	$4
Merrill-Crowe	Vacuum pump	$3
	Clarifier/press cloths	$14
	Misc. spares	$1
Refinery	Fire clay crucibles	$3
	Retort elements	$2
Miscellaneous	Piping	$15
	Electricals	$18
	Instrumentation	$15
	Nuts/bolts/steel	$8
Total		$120

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Pacific Rim Mining Corp. El Dorado Project	Page 172 Pre-Feasibility Study

12.0            TECHNICAL-ECONOMICS

The technical-economic results summarized in this section are based upon work performed by PacRim’s engineers and consultants and has been prepared on an annual basis. The economic model was developed by SRK.

12.1            Model Parameters

The economic model, presented in Exhibit 12.1, is pre-tax and assumes 100% equity to provide a clear picture of the technical merits of the project. Assumptions used are discussed in detail throughout this report and are summarized in Table 12.1.1.

Table 12.1.1: Technical-Economic Model Parameters

Model Parameter	Technical
Input
General Assumptions
Pre-Production Period	2years
Mine Life	6.2years
Operating Days	365days
Production Rate (avg.)	750tpd
Stockpile (avg.)	10days
Market
Gold Price	US$400.00/oz
Silver Price	US$6.00/oz
Refinery Charges
Treatment	US$0.17/oz doré
Gold Refining	US$0.50/oz
Transportation (500kg or less)	US$1,875/shipment
Transportation (over 500kg)	US$3,000/shipment
Air Freight (45kg or less)	US$6.00/kg
Air Freight (over 45kg)	US$4.50/kg
Royalty
Government	2.00%
Owner	1.50%

A 2 year pre-production period is used primarily to allow for access ramp development to the ore body. The mine will have an estimated 6.2 year life given the currently reported reserves and a designed 750tpd average mine production rate. The model assumes that ore to be transported to the mill from mine site stockpile designed to contain an average 10 day (±7.5kt) supply of ore.

Revenue from gold sales is based upon a market price of US$400/oz. Payable gold and silver is 99.85% and 99.50%, respectively. Gold treatment charges are US$0.17 per ounce doré. Refining charges of US$0.50/oz Au is charged against gross revenues. Transportation costs are as shown in the table and are calculated based upon 26 shipments per year.

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There is a 2.00% government royalty assessed on gross revenue. In addition the project has a 3.00% NSR private royalty which can be purchased in whole or in part. This analysis assumes PacRim has purchased 50% of the NSR royalty for US$1.0million.

The remaining 50% of the NSR royalty can be purchased for US$3.0million; however this option is not modeled.

12.2            Mine & Mill Production

Mine development will average 3,210m/yr during the life of the mine. Annual development meters will be consistent throughout the mine life. As expected, most development will be drifting in waste.

RoM ore totals approximately 1.6Mt at average grades of 9.5gpt Au and 60.3gpt Ag, represent 497koz of contained gold and 3.2Moz contained silver. The production schedule for the mining of this ore is summarized in Section 4.8 (Table 4.8.1) .

Ore will be processed on site. The mill, designed with a nominal 750tpd production capacity, will process the ore at an estimated average recovery of 92% for gold and 88.3% for silver. Approximately 457koz of gold and 2.8Moz of silver ore will be recovered over the LoM.

Table 12.2.1: Mine & Mill Production Statistics

Production Statistic	LoM
Value
Development
Decline	4,785m
Footwall Drifts, Satellite Ramp & Miscellaneous	9,070m
Crosscuts, and Ventilation Access	2,901m
Alimak Raise	510m
Drop Raises	372m
RoM Ore Production
Development Waste	801kt
Ore	1,631kt
RoM Au Grade	9.48gpt
RoM Ag Grade	60.28gpt
Contained Gold	497koz
Contained Silver	3,160koz
Process
Recovery Au	92.0%
Recovery Ag	88.3%
Recovered Gold	457koz
Recovered Silver	2,791koz

12.3            Capital & Operating Costs

Detailed operating and capital cost discussions are presented in Sections 10 and 11, respectively, of this report.

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12.3.1            Capital Costs

Capital costs over the LoM totaling US$66.9million are detailed in Section 11 and are summarized in Table 12.3.1.

Table 12.3.1: LoM Capital Costs (US$000s)

Description	LoM
Capital
Mine Operations
Capitalized Development	$16,502
Mine Fixed Equipment	$4,092
Mine Mobile Equipment	$9,069
Mine Indirect Costs	$6,255
Subtotal Mine	$35,917
Mill & Surface Infrastructure
Process Plant	$12,632
Plant Mobile Equipment	$955
Tailings Dam	$4,680
Infrastructure	$3,755
Subtotal Mill & Infrastructure	$22,021
Other Capital
Owner Costs	$4,863
Environmental Management	$561
Mine Closure & Monitoring	$2,493
Royalty Buy-Out	$1,000
Subtotal Other Capital	$8,917

TOTAL CAPITAL	$66,855

Capitalized development costs represent those costs associated with the development described in Section 12.2 and total US$16.5million over the LoM. These costs include the development of the;

•	Decline,
•	Ramp & Footwall,
•	Vein cross cuts and Raise,
•	Raise, Alimak, and
•	Drop Raise.

Fixed and mobile mine equipment is estimated to be US$13.2million over the LoM. Included in this value is US$384,000 in capital purchases (pumps related to dewatering the mine) in Year 3. Mine indirect costs during the pre-production period are estimated to be US$6.3million. Mine equipment costs include a 25% contingency.

Mill costs total US$13.6million for fixed and mobile equipment. There are no planned sustaining capital costs given the relatively short mine life. Mill capital includes a 15% contingency

As discussed in Section 6.0, the tailings dam has been designed to ultimately accommodate 1.6Mt of material. The US$4.7million estimate accounts for the first phase of construction which will

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allow for storage of the 1.6Mt of material which will be produced during the period of this analysis. Tailing capital costs include a 10% contingency.

Infrastructure costs are estimated to be $3.8million (including a 15% contingency) and include the following;

•	Electric Power and distribution system,
•	Site Buildings and furnishings,
•	Potable water and septic systems,
•	Access roads and improvements to existing roads,
•	Perimeter fencing, and
•	Communication systems.

Owner costs are estimated to be US$5.9million and include;

•	Engineering & design studies,
•	Land acquisition costs,
•	Admin Labor and expenses,
•	Tools, spares and first fills,
•	Start-up and commission costs, and
•	Royalty buy-out.

Mine closure and monitoring costs are estimated to be US$2.5million as detailed in Exhibit 7.2.

Working capital is calculated in the model using the assumptions presented in Table 12.3.2.

Table 12.3.2: Basis for Working Capital Calculation

Description	Days	Basis
		Days
Assets
Cash	7	360
Accounts Receivable (A/R)	30	360
Ore Inventory	30	365
Au & Ag Produced	7	365
Liabilities
Accounts Payable	7	360

12.3.2            Operating Costs

LoM operating costs are detailed in Section 10.0 shown in Table 12.3.2. Operating costs used in the model are based upon a designed production rate of 750tpd.

Table 12.3.2: LoM Average Operating Costs

Cost Category		Unit Cost	Total Cost
		(US$/t-milled)	(US$ million)
Mining Cost		$27.15/t	$44.280
Mill Processing		$14.00t	$22.835
G&A		$8.53/t	$3.913
TOTAL OPERATING (1)		$49.68/t	$81.029
	US$/oz-Au	$162.61/oz-Au
(1) Excludes royalties and refining charges.

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12.4            Economic Results

Economic Results are summarized in Table 12.4.1. The project cash cost is US$163/oz, (or $51.34/t -milled). The pre-tax base case valuation result of NPV8% US$14.8million.

Table 12.4.1: Technical-Economic Results

Description		Technical Input
		or Result
Ore
Ore Milled		1,631kt
Recovered Gold		457koz
Recovered Silver		2,791koz
Revenue (US$000s)
Gross Revenue		$199,320
Market Price Gold		US$400/oz
Market Price Silver		US$6.00/oz
Refinery & Transport Charges		$1,488
Net Smelter Return		$197,832
Government Royalty		$3,986
Credit for Advance Royalty		($600)
NSR Royalty		$2,967
Gross Income From Mining		$191,478
Realized Price (Gold)		US$419.31/Au-Eq oz
Operating & Capital Cost (US$000s)
Mining		$44,280
Process		$22,835
G&A		$13,913
Total		$81,029
Cash Cost (US$/oz)		$162.61/oz
Cash Cost (US$/t-milled)		$49.68/t
Cash Operating Margin		$110,450
(US$/oz)		$221.65/oz
(US$/t-milled)		$67.72/t
Capital Cost (US$000s)
Mining		$35,917
Mill & Infrastructure		$22,021
Other Capital		$8,917
Total		$66,855

Cash Flow	(NPV0% )	$43,594
	(NPV8% )	$16,992

12.5            Project Sensitivity

Project sensitivities are summarized in Table 12.5.1. As seen, the project is most sensitive to gold production and gold price. Sensitivity on operating and capital cost is closely matched, with the project being only slightly more sensitive to operating costs.

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Table 12.5.1: Project Sensitivity (NPV0%, US$million)

Parameter	-10%	-5%	Base	+5%	+10%
Gold Grade (Market Price)	$24.4	$34.0	$43.6	$53.2	$62.8
Operating Costs	$53.4	$48.5	$43.6	$38.7	$33.8
Capital Costs	$48.3	$46.0	$43.6	$41.2	$38.9

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Exhibit 12.1: LoM Plan

Pacific Rim
El Dorado
PRE-TAX CASH FLOW

Description	Units	LoM Total	preproduction 1 -03	2 -02	3 -01	production 4 01	5 02	6 03	7 04	8 05	9 06	10 07	11 08	12 09	13 10
PRODUCTION SUMMARY															
Development															
In Waste	m	**17,638**	0	1,781	3,098	3,728	3,145	2,594	3,228	64	0	0	0	0	0
In Ore	m	**21,092**	0	0	0	4,248	3,700	3,684	3,690	3,289	2,029	452	0	0	0
RoM Production															
Stope Development	t	**1,340,032**	0	0	0	146,951	215,006	214,458	214,458	228,991	270,132	50,037	0	0	0
Vein Development	t	**290,857**	0	0	0	83,031	55,746	55,432	55,589	41,058	0	0	0	0	0
RoM Ore to Mill	t	**1,630,889**	**0**	**0**	**0**	**229,982**	**270,752**	**269,890**	**270,047**	**270,049**	**270,132**	**50,037**	**0**	**0**	**0**
Grade to Mill															
Gold (Au)	gpt	**9.48**	0.00	0.00	0.00	11.82	11.22	9.09	9.16	8.21	7.86	8.78	0.00	0.00	0.00
Silver (Ag)	gpt	**60.28**	0.00	0.00	0.00	71.14	75.76	68.74	63.00	39.65	44.89	60.68	0.00	0.00	0.00
Metal to Mill															
Gold (Au)	oz	**497,101**	0	0	0	87,369	97,653	78,836	79,551	71,302	68,272	14,118	0	0	0
Silver (Ag)	oz	**3,160,692**	0	0	0	525,987	659,504	596,488	546,992	344,250	389,850	97,620	0	0	0
Recovery															
Gold (Au)	%	**92.0%**	0.0%	0.0%	0.0%	92.0%	92.0%	92.0%	92.0%	92.0%	92.0%	92.0%	92.0%	92.0%	92.0%
Silver (Ag)	%	**88.3%**	0.0%	0.0%	0.0%	88.3%	88.3%	88.3%	88.3%	88.3%	88.3%	88.3%	88.3%	88.3%	88.3%
Metal Recovered															
Gold (Au)	oz	**457,333**	0	0	0	80,380	89,841	72,529	73,187	65,597	62,811	12,989	0	0	0
Silver (Ag)	oz	**2,790,891**	0	0	0	464,447	582,342	526,699	482,994	303,973	344,237	86,199	0	0	0
Gold Equivalent	Au-Eq oz	**499,196**	0	0	0	87,346	98,576	80,429	80,432	70,157	67,974	14,282	0	0	0
Tailings			(includes stockpile)												
Waste to Tailings	t	**1,630,788**	0	0	0	229,965	270,732	269,871	270,030	270,037	270,120	50,034	0	0	0
GROSS INCOME FROM MINING															
Payable Metal															
Total Metal Produced	kg	**101,031**	0	0	0	16,946	20,907	18,638	17,299	11,495	12,661	3,085	0	0	0
Gold (Au)	koz	**456.6**	0.0	0.0	0.0	80.3	89.7	72.4	73.1	65.5	62.7	13.0	0.0	0.0	0.0
Silver (Ag)	koz	**2,776.9**	0.0	0.0	0.0	462.1	579.4	524.1	480.6	302.5	342.5	85.8	0.0	0.0	0.0
Gold Equivalent	koz	**498.3**	0.0	0.0	0.0	87.2	98.4	80.3	80.3	70.0	67.9	14.3	0.0	0.0	0.0
Market Price															
Gold (Au)	US$/oz	**$400.00**	$400.00	$400.00	$400.00	$400.00	$400.00	$400.00	$400.00	$400.00	$400.00	$400.00	$400.00	$400.00	$400.00
Silver (Ag)	US$/oz	**$6.00**	$6.00	$6.00	$6.00	$6.00	$6.00	$6.00	$6.00	$6.00	$6.00	$6.00	$6.00	$6.00	$6.00
Gross Revenue															
Gold (Au)	US$000	**182,659**	0	0	0	32,104	35,883	28,968	29,231	26,200	25,087	5,188	0	0	0
Silver (Ag)	US$000	**16,662**	0	0	0	2,773	3,477	3,144	2,883	1,815	2,055	515	0	0	0
Gross Revenue	US$000	**199,320**	**0**	**0**	**0**	**34,876**	**39,359**	**32,112**	**32,114**	**28,014**	**27,142**	**5,702**	**0**	**0**	**0**
Refinery & Transport															
Treatment	US$000	**552**	0	0	0	93	114	102	95	63	69	17	0	0	0
Refining	US$000	**228**	0	0	0	40	45	36	37	33	31	6	0	0	0
Local Handling & Ins	US$000	**458**	0	0	0	78	78	78	78	49	49	49	0	0	0
International Air Freight	US$000	**250**	0	0	0	29	36	32	30	52	57	14	0	0	0
Refinery	US$000	**1,488**	**0**	**0**	**0**	**240**	**273**	**248**	**239**	**196**	**206**	**86**	**0**	**0**	**0**
NSR	US$000	**197,832**	**0**	**0**	**0**	**34,636**	**39,086**	**31,864**	**31,876**	**27,818**	**26,935**	**5,616**	**0**	**0**	**0**
Royalty															
State & Municipality (GRR)	US$000	**3,986**	0	0	0	698	787	642	642	560	543	114	0	0	0
Royalty Advance. Credit	US$000	**(600)**				(600)									
Royalty (NSR)	US$000	**2,967**	0	0	0	520	586	478	478	417	404	84	0	0	0
Gross Income From Mining	US$000	**191,478**	**0**	**0**	**0**	**34,019**	**37,713**	**30,744**	**30,755**	**26,841**	**25,988**	**5,418**	**0**	**0**	**0**
Realized Price	US$/Au-eq	$419.31	$0.00	$0.00	$0.00	$423.87	$420.40	$424.52	$420.86	$409.79	$414.38	$417.76	$0.00	$0.00	$0.00

printed: 2/7/2005 -3:36 PM

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Exhibit 12.1: LoM Plan

Pacific Rim
El Dorado
PRE-TAX CASH FLOW

Description	Units	LoM Total	preproduction 1 -03	2 -02	3 -01	production 4 01	5 02	6 03	7 04	8 05	9 06	10 07	11 08	12 09	13 10
CASH FLOW															
Gross Income From Mining	US$000	191,478	0	0	0	34,019	37,713	30,744	30,755	26,841	25,988	5,418	0	0	0
Operating Costs															
Mining	US$000	44,280	0	0	0	6,596	7,465	7,317	7,316	7,273	6,991	1,323	0	0	0
Process	US$000	22,835	0	0	0	3,316	3,757	3,753	3,744	3,749	3,750	766	0	0	0
G&A	US$000	13,913	0	0	0	2,334	2,274	2,238	2,238	2,231	2,231	366	0	0	0
Operating Costs	US$000	81,029	0	0	0	12,246	13,496	13,309	13,298	13,253	12,971	2,455	0	0	0
per Au-Eq-oz	(US$/oz)	162.61	0.00	0.00	0.00	140.45	137.15	165.77	165.63	189.24	191.17	172.24	0.00	0.00	0.00
per milled ton	(US$/ton)	49.68	0.00	0.00	0.00	53.25	49.84	49.31	49.24	49.08	48.02	49.07	0.00	0.00	0.00
Cash Operating Margin	US$000	110,450	0	0	0	21,773	24,217	17,435	17,457	13,587	13,017	2,963	0	0	0
per Au-eq-oz	*(US$/oz)*	*221.65*	*0.00*	*0.00*	*0.00*	*249.72*	*246.11*	*217.18*	*217.43*	*194.01*	*191.84*	*207.82*	*0.00*	*0.00*	*0.00*
per milled ton	*(US$/ton)*	*67.72*	*0.00*	*0.00*	*0.00*	*94.67*	*89.44*	*64.60*	*64.64*	*50.31*	*48.19*	*59.21*	*0.00*	*0.00*	*0.00*
Capital Costs															
Equipment															
Mine Fixed	US$000	4,092	0	718	2,649	103	0	551	71	0	0	0	0	0	0
Mine Mobile	US$000	9,069	0	0	4,086	4,779	204	0	0	0	0	0	0	0	0
Process Plant	US$000	12,632	0	947	11,685	0	0	0	0	0	0	0	0	0	0
Plant Mobile	US$000	955	0	0	955	0	0	0	0	0	0	0	0	0	0
Infrastructure	US$000	3,755	0	2,631	1,124	0	0	0	0	0	0	0	0	0	0
Equipment	US$000	30,502	0	4,297	20,498	4,882	204	551	71	0	0	0	0	0	0
Capitalized															
Owner Costs	US$000	5,863	0	2,550	2,313	1,000	0	0	0	0	0	0	0	0	0
Mine Indirects	US$000	6,255	0	2,625	3,630	0	0	0	0	0	0	0	0	0	0
Mine Development	US$000	16,502	0	2,692	4,017	2,845	2,405	1,997	2,492	54	0	0	0	0	0
Tailings Dam	US$000	4,680	0	1,895	2,785	0	0	0	0	0	0	0	0	0	0
Environmental Mgmt.	US$000	561	0	210	351	0	0	0	0	0	0	0	0	0	0
Mine Closure & Monitoring	US$000	2,493	0	0	0	0	0	0	0	0	0	212	1,529	591	162
Capitalized	US$000	36,353	0	9,971	13,096	3,845	2,405	1,997	2,492	54	0	212	1,529	591	162
Working Capital															
Assets															
Cash	US$000	1,576	0	0	0	238	262	259	259	258	252	48	0	0	0
A/R	US$000	15,957	0	0	0	2,835	3,143	2,562	2,563	2,237	2,166	452	0	0	0
Ore Inventory	US$000	3,639	0	0	0	542	614	601	601	598	575	109	0	0	0
Au & Ag Produced	US$000	1,554	0	0	0	235	259	255	255	254	249	47	0	0	0
Total Assets	US$000	22,726	0	0	0	3,850	4,277	3,677	3,678	3,346	3,241	655	0	0	0
Liabilities															
A/P	US$000	1,576	0	0	0	238	262	259	259	258	252	48	0	0	0
other	US$000	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Total Liabilities	US$000	1,576	0	0	0	238	262	259	259	258	252	48	0	0	0
Working Capital	US$000	21,150	0	0	0	3,612	4,015	3,419	3,419	3,089	2,989	607	0	0	0
Change in Working Capital	US$000	0	0	0	0	3,612	403	(596)	1	(331)	(100)	(2,989)			
TOTAL CAPITAL	US$000	66,855	0	14,268	33,594	12,339	3,013	1,951	2,563	(277)	(100)	(2,778)	1,529	591	162

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Exhibit 12.1: LoM Plan

Pacific Rim
El Dorado
CAPTIAL COSTS

Description	Unit Cost	LoM Total	preproduction 1 -03	2 -02	3 -01	production 4 01	5 02	6 03	7 04	8 05	9 06	10 07	11 08	12 09	13 10
MINE EQUIPMENT															
Fixed Equipment	1.0	sensitivity													
Surface Facilities	(US$000)	217		146.7		70.2									
Ventilation	(US$000)	375			375.1										
Water Management	(US$000)	1,145		74.8	685.9			384.2							
Maintenance & Storage	(US$000)	217			204.2	12.5									
Maintenance Shop	(US$000)	184		184.0											
Safety & Miscellaneous	(US$000)	361			360.8										
Electrical	(US$000)	775		169.0	493.1			56.4	56.4						
subtotal	(US$000)	3,273	0.0	574.5	2,119.1	82.7	0.0	440.7	56.4	0.0	0.0	0.0	0.0	0.0	0.0
Mobilization/Demob.	(US$000)	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Contingency	(US$000)	818	0.0	143.6	529.8	20.7	0.0	110.2	14.1	0.0	0.0	0.0	0.0	0.0	0.0
Fixed Equipment	(US$000)	4,092	0.0	718.1	2,648.8	103.4	0.0	550.8	70.5	0.0	0.0	0.0	0.0	0.0	0.0
Mobile Equipment	1.0	sensitivity													
Surface															
Front End Loader	(US$000)	78				78.3									
Pickup 3/4t	(US$000)	64			32.1	32.1									
Ambulance	(US$000)	99				98.9									
Underground															
Drill Jumbo 1 Boom	(US$000)	912			912.3										
Boart Longhole Drill	(US$000)	326				163.2	163.2								
LHD 0.4m3	(US$000)	161				160.6									
LHD 3.0m3	(US$000)	1,826			913.1	913.1									
Haul Truck 30t	(US$000)	1,883			627.7	1,255.4									
Scissor Lift	(US$000)	450			450.4										
ANFO Pot	(US$000)	2			0.5	1.5									
Road Grader	(US$000)	387				387.3									
Shotcrete/Concrete Mixer	(US$000)	71				70.6									
Lube/Fuel Truck	(US$000)	250			250.3										
Boom Truck	(US$000)	250				249.7									
Tractor	(US$000)	495			82.5	412.3									
subtotal	(US$000)	7,255	0.0	0.0	3,269.0	3,823.0	163.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Mobilization/Demob.	(US$000)	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Contingency	(US$000)	1,814	0.0	0.0	817.2	955.8	40.8	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Mobile Equipment	(US$000)	9,069	0.0	0.0	4,086.2	4,778.8	203.9	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Indirect Costs	1.0	sensitivity													
Contractor															
Labor	(US$000)	1,463		655.6	807.6										
Non-Labor	(US$000)	1,959		903.3	1,055.4										
Margins, Ins. & Bonding	(US$000)	576		265.0	311.2										
Owner															
Labor	(US$000)	26		0.0	25.7										
Non-Labor	(US$000)	980		275.7	704.5										
subtotal	(US$000)	5,004	0.0	2,099.6	2,904.3	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Mobilization/Demob.	(US$000)	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Contingency	(US$000)	1,251	0.0	524.9	726.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Indirect Costs	(US$000)	6,255	0.0	2,624.5	3,630.4	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

4 of 23
SRK Consulting	(cf)LoM(v018).xls-cf
CONFIDENTIAL	151401.00

printed: 2/7/2005 -3:36 PM

Exhibit 12.1: LoM Plan

Pacific Rim
El Dorado
CAPTIAL COSTS

Description	Unit Cost	LoM Total	preproduction 1	2	3	production 4	5	6	7	8	9	10	11	12	13
			-03	-02	-01	01	02	03	04	05	06	07	08	09	10
PROCESS PLANT															
Process Plant	1.0	sensitivity													
General	(US$000)	585		44	541										
Site Works	(US$000)	320		24	296										
Assay Laboratory	(US$000)	266		20	246										
Cyanide Storage Building	(US$000)	85		6	78										
Mech/Elec. Maintenance	(US$000)	237		18	219										
Utilities	(US$000)	75		6	69										
Crushing & Screening	(US$000)	2,748		206	2,542										
Process Area	(US$000)	3,170		238	2,932										
Thickening/Leaching	(US$000)	2,583		194	2,390										
Cyanide Destruction	(US$000)	821		62	759										
Security	(US$000)	20		2	19										
Diesel/Gas Storage	(US$000)	75		6	69										
subtotal	(US$000)	**10,984**	**0**	**824**	**10,160**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
Mobilization/Demob.	(US$000)	**0**	0	0	0	0	0	0	0	0	0	0	0	0	0
Contingency	(US$000)	**1,648**	0	124	1,524	0	0	0	0	0	0	0	0	0	0
Process Plant	(US$000)	**12,632**	**0**	**947**	**11,685**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
Plant Mobile Equipment	1.0	sensitivity													
Crane	(US$000)	270	0	0	270										
Front End Loader	(US$000)	365	0	0	365										
Skid Steer	(US$000)	29	0	0	29										
Fork Lift (2)	(US$000)	71	0	0	71										
Service Truck	(US$000)	95	0	0	95										
subtotal	(US$000)	**830**	**0**	**0**	**830**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
Mobilization/Demob.	(US$000)	**0**	0	0	0	0	0	0	0	0	0	0	0	0	0
Contingency	(US$000)	**125**	0	0	125	0	0	0	0	0	0	0	0	0	0
Mobile Equipment	(US$000)	**955**	**0**	**0**	**955**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
Tailings Dam	1.0	sensitivity													
Foundatation Preparation	(US$000)	300	0	300	0										
Main Tailings Embankment	(US$000)	1,690	0	1,183	507										
North Dike	(US$000)	0	0	0	0										
Saddle dam	(US$000)	0	0	0	0										
Impoundment Liner	(US$000)	718	0	0	718										
Underdrain System	(US$000)	56	0	0	56										
Overdrain System	(US$000)	765	0	0	765										
Surface Diversion,Road	(US$000)	90	0	45	45										
Tailings Pipeline	(US$000)	160	0	0	160										
Water Reclaim System	(US$000)	126	0	0	126										
Water Discharge System	(US$000)	45	0	0	45										
Tailings Monitoring Sys.	(US$000)	28	0	0	28										
Borrow Devel & Reclaim	(US$000)	140	0	140	0										
subtotal	(US$000)	**4,118**	**0**	**1,668**	**2,450**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
Mobilization/Demob.	(US$000)	**150**	0	60	90	0	0	0	0	0	0	0	0	0	0
Contingency	(US$000)	**412**	0	167	245	0	0	0	0	0	0	0	0	0	0
Tailings Dam	(US$000)	**4,680**	**0**	**1,895**	**2,785**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**

5 of 23
SRK Consulting	(cf)LoM(v018).xls-cf
CONFIDENTIAL	151401.00

printed: 2/7/2005 -3:36 PM

Exhibit 12.1: LoM Plan

Pacific Rim
El Dorado
CAPTIAL COSTS

Description	Unit Cost	LoM Total	1 (-03) preproduction	2 (-02)	3 (-01)	4 (01) production	5 (02)	6 (03)	7 (04)	8 (05)	9 (06)	10 (07)	11 (08)	12 (09)	13 (10)
INFRASTRUCTURE															
Infrastructure	1.0	sensitivity													
Admin Bldg. & Furnishing	(US$000)	**380**	0	0	380										
Change House & Furnish	(US$000)	**660**	0	660	0										
Water Well & Piping	(US$000)	**20**	20	0	0										
Warehouse & Furnishing	(US$000)	**349**	0	349	0										
Guard House	(US$000)	**14**	0	14	0										
Communications	(US$000)	**100**	0	100	0										
Perimeter Fencing	(US$000)	**57**	0	57	0										
Access Road (RN08N)	(US$000)	**103**	103	0	0										
Warning Lights Highway	(US$000)	**35**	0	35	0										
River Crossing	(US$000)	**109**	109	0	0										
Project Access Road	(US$000)	**65**	65	0	0										
Power Generator, Distrib.	(US$000)	**1,612**	0	1,044	568										
Septic Tank & Drain Field	(US$000)	**58**	0	29	29										
subtotal	(US$000)	**3,562**	**297**	**2,288**	**977**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
Mobilization/Demob.	(US$000)	**0**	0	0	0	0	0	0	0	0	0	0	0	0	0
Contingency	(US$000)	**534**	45	343	147	0	0	0	0	0	0	0	0	0	0
Infrastructure	(US$000)	**3,755**	**0**	**2,631**	**1,124**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
OWNER COSTS															
Owner Costs	1.0	sensitivity													
Engineering/Design Studies	(US$000)	**1,050**	150	600	300										
Land Acquisition	(US$000)	**1,000**	0	1,000	0										
Mine Development Labor	(US$000)	**527**	0	237	291										
Admin Labor	(US$000)	**1,725**	467	573	685										
Admin Expenses	(US$000)	**278**	75	88	115										
Plant Labor & Expenses	(US$000)	**220**	0	52	167										
Misc. Tools & Supplies	(US$000)	**134**	0	0	134										
Plant Spares & First Fills	(US$000)	**468**	0	0	468										
Royalty Purchase	(US$000)	**1,000**				1,000									
Start-Up & Commissioning	(US$000)	**153**	0	0	153										
subtotal	(US$000)	**6,554**	**692**	**2,550**	**2,313**	**1,000**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
Mobilization/Demob.	(US$000)	**0**	0	0	0	0	0	0	0	0	0	0	0	0	0
Contingency	(US$000)	**0**	0	0	0	0	0	0	0	0	0	0	0	0	0
Owner Costs	(US$000)	**5,863**	**0**	**2,550**	**2,313**	**1,000**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**

6 of 23
SRK Consulting	(cf)LoM(v018).xls-cf
CONFIDENTIAL	151401.00

printed: 2/7/2005 -3:36 PM

7 of 23
SRK Consulting	(cf)LoM(v018).xls-cf
CONFIDENTIAL	151401.00

printed: 2/7/2005 -3:36 PM

Exhibit 12.1: LoM Plan

Pacific Rim
El Dorado
OPERATING COSTS

Description	Units	LoM Total	preproduction 1	2	3	production 4	5	6	7	8	9	10	11	12	13
			-03	-02	-01	01	02	03	04	05	06	07	08	09	10
MINE PRODUCTION															
SUMMARY															
Ore Production															
Bench & Fill (downholes)	kt	1,282	0	0	0	147	215	214	214	215	252	24	0	0	0
Crown Pillar (upholes)	kt	58	0	0	0	0	0	0	0	14	18	26	0	0	0
Resuing	kt	31	0	0	0	9	6	6	6	4	0	0	0	0	0
Non-Resuing	kt	260	0	0	0	74	50	50	50	37	0	0	0	0	0
Total Ore	**kt**	**1,631**	**0**	**0**	**0**	**230**	**271**	**270**	**270**	**270**	**270**	**50**	**0**	**0**	**0**
Material Movement															
Stockpile to Stope	kt	390	0	0	0	0	67	83	64	124	53	0	0	0	0
Stockpile to Stope (Cement)	kt	188	0	0	0	177	2	2	2	2	2	0	0	0	0
Haul Ore, Return Empty	kt	871	0	0	0	53	202	184	204	19	159	50	0	0	0
Development Waste	kt	801	0	84	144	162	141	124	144	1	0	0	0	0	0
Borrow	kt	181	0	0	0	0	0	0	0	126	56	0	0	0	0
Backfill	**kt**	**2,432**	**0**	**84**	**144**	**392**	**412**	**394**	**414**	**271**	**270**	**50**	**0**	**0**	**0**
MINING COST															
Ore Production	US$000	23,436	0	0	0	3,305	3,891	3,878	3,881	3,881	3,882	719	0	0	0
Indirect Labor	US$000	6,615	0	237	291	1,093	1,108	1,022	1,022	992	717	133	0	0	0
Indirect Non-Labor	US$000	14,757	0	0	0	2,198	2,466	2,417	2,413	2,400	2,392	471	0	0	0
subtotal	**US$000**	**44,808**	**0**	**237**	**291**	**6,596**	**7,465**	**7,317**	**7,316**	**7,273**	**6,991**	**1,323**	**0**	**0**	**0**
Contingency	US$000	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Mining Cost	**US$000**	**44,808**	**0**	**237**	**291**	**6,596**	**7,465**	**7,317**	**7,316**	**7,273**	**6,991**	**1,323**	**0**	**0**	**0**
Unit Cost	*(US$/t)*	*27.47*	*0.00*	*0.00*	*0.00*	*28.68*	*27.57*	*27.11*	*27.09*	*26.93*	*25.88*	*26.45*	*0.00*	*0.00*	*0.00*
Ore Production	1.0	sensitivity													
Bench & Fill (downholes)	US$000	6,214	0.0	0.0	0.0	876.2	1,031.6	1,028.3	1,028.9	1,028.9	1,029.2	190.6	0.0	0.0	0.0
Crown Pillar (upholes)	US$000	310	0.0	0.0	0.0	43.7	51.4	51.3	51.3	51.3	51.3	9.5	0.0	0.0	0.0
Resuing	US$000	815	0.0	0.0	0.0	115.0	135.4	134.9	135.0	135.0	135.1	25.0	0.0	0.0	0.0
Non-Resuing	US$000	6,670	0.0	0.0	0.0	940.6	1,107.4	1,103.9	1,104.5	1,104.5	1,104.8	204.7	0.0	0.0	0.0
Stockpile to Stope	US$000	1,419	0.0	0.0	0.0	200.1	235.6	234.8	234.9	234.9	235.0	43.5	0.0	0.0	0.0
Stockpile to Stope (Cement)	US$000	1,696	0.0	0.0	0.0	239.2	281.6	280.7	280.8	280.9	280.9	52.0	0.0	0.0	0.0
Haul Ore, Return Empty	US$000	2,838	0.0	0.0	0.0	400.2	471.1	469.6	469.9	469.9	470.0	87.1	0.0	0.0	0.0
Development Waste	US$000	1,549	0.0	0.0	0.0	218.5	257.2	256.4	256.5	256.5	256.6	47.5	0.0	0.0	0.0
Borrow	US$000	1,696	0.0	0.0	0.0	239.2	281.6	280.7	280.8	280.9	280.9	52.0	0.0	0.0	0.0
Additional Manpower	US$000	228	0.0	0.0	0.0	32.2	37.9	37.8	37.8	37.8	37.8	7.0	0.0	0.0	0.0
Production	**US$000**	**23,436**	**0.0**	**0.0**	**0.0**	**3,304.8**	**3,890.7**	**3,878.3**	**3,880.6**	**3,880.6**	**3,881.8**	**719.0**	**0.0**	**0.0**	**0.0**
Unit Cost	*(US$/t)*	*14.37*	*0.00*	*0.00*	*0.00*	*14.37*	*14.37*	*14.37*	*14.37*	*14.37*	*14.37*	*14.37*	*0.00*	*0.00*	*0.00*
Indirect Labor	1.0	sensitivity													
Salaried Labor	US$000	3,947	0.0	206.9	254.2	569.4	569.4	569.4	569.4	569.4	569.4	69.9	0.0	0.0	0.0
Hourly labor	US$000	1,835	0.0	0.0	0.0	385.8	399.0	324.4	324.4	297.9	57.6	46.3	0.0	0.0	0.0
VSAT Labor	US$000	833	0.0	29.8	36.6	137.5	139.4	128.7	128.7	124.9	90.3	16.7	0.0	0.0	0.0
Indirect Labor	**US$000**	**6,615**	**0.0**	**236.6**	**290.8**	**1,092.7**	**1,107.8**	**1,022.5**	**1,022.5**	**992.2**	**717.2**	**133.0**	**0.0**	**0.0**	**0.0**
Unit Cost	*(US$/t)*	*4.06*	*0.00*	*0.00*	*0.00*	*4.75*	*4.09*	*3.79*	*3.79*	*3.67*	*2.66*	*2.66*	*0.00*	*0.00*	*0.00*

8 of 23
SRK Consulting	(cf)LoM(v018).xls-cf
CONFIDENTIAL	151401.00

printed: 2/7/2005 -3:36 PM

9 of 23
SRK Consulting	(cf)LoM(v018).xls-cf
CONFIDENTIAL	151401.00

printed: 2/7/2005 -3:36 PM

Exhibit 12.1: LoM Plan

Pacific Rim
El Dorado
OPERATING COSTS

Description	Units	LoM Total	preproduction 1 -03	2 -02	3 -01	production 4 01	5 02	6 03	7 04	8 05	9 06	10 07	11 08	12 09	13 10
PROCESSING															
SUMMARY															
Ore Milled	**kt**	**1,631**	**0**	**0**	**0**	**230**	**271**	**270**	**270**	**270**	**270**	**50**	**0**	**0**	**0**
Mill Operating Costs															
Labor & Vehicles	**US$000**	**5,041**	0.0	52.2	167.4	774.8	774.8	774.8	774.8	774.8	774.8	172.7	0.0	0.0	0.0
Crushing	**US$000**	**3,658**	0.0	0.0	0.0	513.9	606.8	606.5	606.7	606.6	606.7	110.6	0.0	0.0	0.0
Grinding	**US$000**	**6,089**	0.0	0.0	0.0	841.7	1,010.9	1,009.4	1,010.0	1,014.3	1,014.6	187.9	0.0	0.0	0.0
Leaching	**US$000**	**1,734**	0.0	0.0	0.0	240.8	288.1	287.7	287.8	288.1	288.1	53.3	0.0	0.0	0.0
Thickening	**US$000**	**623**	0.0	0.0	0.0	85.2	103.7	103.7	103.7	103.7	103.8	19.2	0.0	0.0	0.0
Merrill-Crowe	**US$000**	**1,407**	0.0	0.0	0.0	197.9	233.6	232.9	233.0	233.0	233.1	43.2	0.0	0.0	0.0
Refinery	**US$000**	**706**	0.0	0.0	0.0	98.9	117.2	116.9	117.0	117.1	117.1	21.7	0.0	0.0	0.0
INCO (cyanide detox)	**US$000**	**2,703**	0.0	0.0	0.0	375.9	449.2	448.4	448.7	448.8	448.9	83.2	0.0	0.0	0.0
Laboratory	**US$000**	**228**	0.0	0.0	0.0	35.1	35.1	35.1	35.1	35.1	35.1	17.6	0.0	0.0	0.0
Tailings	**US$000**	**545**	0.0	0.0	0.0	70.6	86.2	86.2	86.2	86.2	86.2	43.1	0.0	0.0	0.0
Plant Maintenance	**US$000**	**321**	0.0	0.0	0.0	81.2	51.2	51.2	41.2	41.2	41.2	13.5	0.0	0.0	0.0
Total Processing	**US$000**	**23,055**	**0**	**52.2**	**167.4**	**3,316.2**	**3,756.8**	**3,752.8**	**3,744.4**	**3,749.0**	**3,749.8**	**766.0**	**0.0**	**0.0**	**0.0**
Unit Cost	*(US$/t)*	*14.14*	*0.00*	*0.00*	*0.00*	*14.42*	*13.88*	*13.90*	*13.87*	*13.88*	*13.88*	*15.31*	*0.00*	*0.00*	*0.00*
Mill Production															
Labor & Vehicles	1.0	sensitivity	See 'labor' worksheet for details.												
Labor	**US$000**	**4,590**	0.0	47.1	146.1	713.0	713.0	713.0	713.0	713.0	713.0	118.8	0.0	0.0	0.0
Vehicle Lease Cost	**US$000**	**261**	0.0	3.5	13.9	34.8	34.8	34.8	34.8	34.8	34.8	34.8	0.0	0.0	0.0
Equipment Operating	**US$000**	**190**	0.0	1.6	7.4	27.1	27.1	27.1	27.1	27.1	27.1	19.1	0.0	0.0	0.0
Labor & Vehicles	**US$000**	**5,041**	**0.0**	**52.2**	**167.4**	**774.8**	**774.8**	**774.8**	**774.8**	**774.8**	**774.8**	**172.7**	**0.0**	**0.0**	**0.0**
Unit Cost	*(US$/t)*	*3.09*	*0.00*	*0.00*	*0.00*	*3.37*	*2.86*	*2.87*	*2.87*	*2.87*	*2.87*	*3.45*	*0.00*	*0.00*	*0.00*
Crushing	1.0	sensitivity													
Lime	**US$000**	**174**	0.000	0.000	0.000	24.597	28.957	28.865	28.882	28.882	28.891	5.351	0.000	0.000	0.000
Jaw Crusher Liners	**US$000**	**66**	0.000	0.000	0.000	9.281	10.926	10.891	10.898	10.898	10.901	2.019	0.000	0.000	0.000
Cone Crusher Liners	**US$000**	**419**	0.000	0.000	0.000	59.049	69.518	69.296	69.336	69.337	69.358	12.847	0.000	0.000	0.000
Power	**US$000**	**1,801**	0.000	0.000	0.000	245.596	299.886	299.886	300.052	300.024	300.117	55.591	0.000	0.000	0.000
Mobile Equipment	**US$000**	**769**	0.000	0.000	0.000	116.976	126.151	126.151	126.151	126.151	126.151	21.601	0.000	0.000	0.000
Maintenance Supplies	**US$000**	**428**	0.000	0.000	0.000	58.450	71.370	71.370	71.410	71.293	71.315	13.210	0.000	0.000	0.000
Crushing	**US$000**	**3,658**	**0.000**	**0.000**	**0.000**	**513.949**	**606.807**	**606.458**	**606.728**	**606.584**	**606.732**	**110.620**	**0.000**	**0.000**	**0.000**
Unit Cost	*(US$/t)*	*2.24*	*0.00*	*0.00*	*0.00*	*2.23*	*2.24*	*2.25*	*2.25*	*2.25*	*2.25*	*2.21*	*0.00*	*0.00*	*0.00*
Grinding	1.0	sensitivity													
Grinding Balls	**US$000**	**2,194**	0.0	0.0	0.0	309.3	364.2	363.0	363.2	363.2	363.3	67.3	0.0	0.0	0.0
Mill Liners	**US$000**	**483**	0.0	0.0	0.0	68.1	80.1	79.9	79.9	79.9	79.9	14.8	0.0	0.0	0.0
Anti-Scalant	**US$000**	**57**	0.0	0.0	0.0	8.1	9.5	9.5	9.5	9.5	9.5	1.8	0.0	0.0	0.0
Power	**US$000**	**2,983**	0.0	0.0	0.0	406.8	496.7	496.7	497.0	496.9	497.0	92.1	0.0	0.0	0.0
Mobile Equipment	**US$000**	**0**	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Maintenance Supplies	**US$000**	**372**	0.0	0.0	0.0	49.5	60.4	60.4	60.4	64.8	64.8	12.0	0.0	0.0	0.0
Grinding	**US$000**	**6,089**	**0.0**	**0.0**	**0.0**	**841.7**	**1,010.9**	**1,009.4**	**1,010.0**	**1,014.3**	**1,014.6**	**187.9**	**0.0**	**0.0**	**0.0**
Unit Cost	*(US$/t)*	*3.73*	*0.00*	*0.00*	*0.00*	*3.66*	*3.73*	*3.74*	*3.74*	*3.76*	*3.76*	*3.76*	*0.00*	*0.00*	*0.00*

10 of 23
SRK Consulting	(cf)LoM(v018).xls-cf
CONFIDENTIAL	151401.00

printed: 2/7/2005 -3:36 PM

Exhibit 12.1: LoM Plan

Pacific Rim
El Dorado
OPERATING COSTS

Description	Units	LoM Total	preproduction 1 -03	2 -02	3 -01	production 4 01	5 02	6 03	7 04	8 05	9 06	10 07	11 08	12 09	13 10
MILL PRODUCTION (Continued)															
Leaching	1.0	sensitivity													
Sodium Hydroxide	US$000	8	0.000	0.000	0.000	1.081	1.273	1.268	1.269	1.269	1.270	0.235	0.000	0.000	0.000
Sodium Cyanide	US$000	612	0.000	0.000	0.000	86.243	101.532	101.209	101.268	101.268	101.300	18.764	0.000	0.000	0.000
Lime	US$000	9	0.000	0.000	0.000	1.230	1.448	1.443	1.444	1.444	1.445	0.268	0.000	0.000	0.000
Lead Nitrate	US$000	100	0.000	0.000	0.000	14.123	16.626	16.573	16.583	16.583	16.588	3.073	0.000	0.000	0.000
Anti-Scalant	US$000	10	0.000	0.000	0.000	1.345	1.584	1.579	1.580	1.580	1.580	0.293	0.000	0.000	0.000
Power	US$000	807	0.000	0.000	0.000	110.007	134.324	134.324	134.398	134.484	134.526	24.918	0.000	0.000	0.000
Mobile Equipment	US$000	41	0.000	0.000	0.000	6.584	6.584	6.584	6.584	6.584	6.584	1.143	0.000	0.000	0.000
Maintenance Supplies	US$000	149	0.000	0.000	0.000	20.233	24.705	24.705	24.719	24.844	24.852	4.603	0.000	0.000	0.000
Leaching	**US$000**	**1,734**	**0.000**	**0.000**	**0.000**	**240.846**	**288.076**	**287.686**	**287.845**	**288.058**	**288.144**	**53.297**	**0.000**	**0.000**	**0.000**
Unit Cost	*(US$/t)*	*1.06*	*0.00*	*0.00*	*0.00*	*1.05*	*1.06*	*1.07*	*1.07*	*1.07*	*1.07*	*1.07*	*0.00*	*0.00*	*0.00*
Thickener	1.0	sensitivity													
Lime	US$000	9	0.000	0.000	0.000	1.230	1.448	1.443	1.444	1.444	1.445	0.268	0.000	0.000	0.000
Flocculant	US$000	29	0.000	0.000	0.000	4.123	4.854	4.838	4.841	4.841	4.843	0.897	0.000	0.000	0.000
Anti-Scalant	US$000	10	0.000	0.000	0.000	1.345	1.584	1.579	1.580	1.580	1.580	0.293	0.000	0.000	0.000
Power	US$000	394	0.000	0.000	0.000	53.724	65.600	65.600	65.636	65.622	65.642	12.159	0.000	0.000	0.000
Mobile Equipment	US$000	0	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000
Maintenance Supplies	US$000	181	0.000	0.000	0.000	24.729	30.195	30.195	30.212	30.245	30.255	5.604	0.000	0.000	0.000
Thickener	**US$000**	**623**	**0.000**	**0.000**	**0.000**	**85.151**	**103.680**	**103.655**	**103.713**	**103.732**	**103.764**	**19.220**	**0.000**	**0.000**	**0.000**
Unit Cost	*(US$/t)*	*0.38*	*0.00*	*0.00*	*0.00*	*0.37*	*0.38*	*0.38*	*0.38*	*0.38*	*0.38*	*0.38*	*0.00*	*0.00*	*0.00*
Merrill-Crowe	1.0	sensitivity													
Zinc	US$000	687	0.000	0.000	0.000	96.937	114.122	113.758	113.824	113.825	113.860	21.090	0.000	0.000	0.000
Lead Nitrate	US$000	100	0.000	0.000	0.000	14.123	16.626	16.573	16.583	16.583	16.588	3.073	0.000	0.000	0.000
Diatomaceous Earth	US$000	533	0.000	0.000	0.000	75.174	88.501	88.219	88.270	88.271	88.298	16.356	0.000	0.000	0.000
Power	US$000	70	0.000	0.000	0.000	9.466	11.558	11.558	11.564	11.612	11.616	2.152	0.000	0.000	0.000
Mobile Equipment	US$000	0	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000
Maintenance Supplies	US$000	16	0.000	0.000	0.000	2.248	2.745	2.745	2.746	2.700	2.701	0.500	0.000	0.000	0.000
Merrill-Crowe	**US$000**	**1,407**	**0.000**	**0.000**	**0.000**	**197.948**	**233.552**	**232.853**	**232.988**	**232.992**	**233.064**	**43.171**	**0.000**	**0.000**	**0.000**
Unit Cost	*(US$/t)*	*0.86*	*0.00*	*0.00*	*0.00*	*0.86*	*0.86*	*0.86*	*0.86*	*0.86*	*0.86*	*0.86*	*0.00*	*0.00*	*0.00*
Refinery	1.0	sensitivity													
Borax	US$000	423	0.000	0.000	0.000	59.694	70.277	70.053	70.093	70.094	70.116	12.988	0.000	0.000	0.000
Flourspar	US$000	7	0.000	0.000	0.000	1.012	1.191	1.187	1.188	1.188	1.188	0.220	0.000	0.000	0.000
Silica Sand	US$000	15	0.000	0.000	0.000	2.157	2.539	2.531	2.532	2.532	2.533	0.469	0.000	0.000	0.000
Soda Ash	US$000	42	0.000	0.000	0.000	5.899	6.945	6.923	6.927	6.927	6.929	1.283	0.000	0.000	0.000
Sodium Nitrate	US$000	91	0.000	0.000	0.000	12.789	15.056	15.008	15.017	15.017	15.021	2.782	0.000	0.000	0.000
Furnace Crucible	US$000	0	0.000	0.000	0.000	0.001	0.001	0.001	0.001	0.001	0.001	0.000	0.000	0.000	0.000
Power	US$000	105	0.000	0.000	0.000	14.326	17.493	17.493	17.502	17.553	17.559	3.252	0.000	0.000	0.000
Mobile Equipment	US$000	0	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000
Maintenance Supplies	US$000	23	0.000	0.000	0.000	3.070	3.749	3.749	3.751	3.781	3.782	0.701	0.000	0.000	0.000
Refinery	**US$000**	**706**	**0.000**	**0.000**	**0.000**	**98.947**	**117.250**	**116.944**	**117.011**	**117.092**	**117.129**	**21.696**	**0.000**	**0.000**	**0.000**
Unit Cost	*(US$/t)*	*0.43*	*0.00*	*0.00*	*0.00*	*0.43*	*0.43*	*0.43*	*0.43*	*0.43*	*0.43*	*0.43*	*0.00*	*0.00*	*0.00*

11 of 23
SRK Consulting	(cf)LoM(v018).xls-cf
CONFIDENTIAL	151401.00

printed: 2/7/2005 -3:36 PM

12 of 23
SRK Consulting	(cf)LoM(v018).xls-cf
CONFIDENTIAL	151401.00

printed: 2/7/2005 -3:36 PM

13 of 23
SRK Consulting	(cf)LoM(v018).xls-cf
CONFIDENTIAL	151401.00

printed: 2/7/2005 -3:36 PM

Exhibit 12.1: LoM Plan

Pacific Rim
El Dorado
OPERATING COSTS

Description	Units	LoM Total	preproduction 1 -03	2 -02	3 -01	production 4 01	5 02	6 03	7 04	8 05	9 06	10 07	11 08	12 09	13 10
ENVIRONMENTAL															
Environmental															
Ore Milled	kt	1,631	0	0	0	230	271	270	270	270	270	50	0	0	0
Environmental Mgmt.															
EMPs	US$000	612	99.8	114.0	154.5	20.0	20.0	20.0	20.0	20.0	20.0	10.0	50.5	33.5	30.1
Closure & Reclamation	US$000	2,370	5.0	0.0	25.0	0.0	0.0	0.0	0.0	0.0	0.0	211.5	1,452.9	545.8	129.4
Accident Prevention	US$000	38	10.0	10.0	10.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	2.5	3.8	1.3
Social Management	US$000	212	50.0	75.0	75.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	10.0	2.0	0.0
Related Management	US$000	153	35.0	11.5	86.5	0.0	0.0	0.0	0.0	0.0	0.0	0.0	13.0	5.5	1.0
Total Environmental	US$000	3,184	0.0	210.5	351.0	20.0	20.0	20.0	20.0	20.0	20.0	221.5	1,528.9	590.5	161.7
Unit Cost	*(US$/t)*	*1.95*	*0.00*	*0.00*	*0.00*	*0.09*	*0.07*	*0.07*	*0.07*	*0.07*	*0.07*	*4.43*	*0.00*	*0.00*	*0.00*
Environmental Costs															
Enviornmental Mgmt. Plans	1.0	sensitivity													
Environmental Mgmt.	US$000	172.5	0.000	10.000	10.000	20.000	20.000	20.000	20.000	20.000	20.000	10.000	5.000	5.000	12.500
Biodiversity Mgmt.	US$000	2.0	1.000	0.000	0.500	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.500	0.000	0.000
Forest Mgmt.	US$000	9.9	2.200	2.200	2.200	0.000	0.000	0.000	0.000	0.000	0.000	0.000	2.200	1.100	0.000
Wastewater Treatment	US$000	15.0	0.000	0.000	15.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000
Natural/Manmade Hazard.	US$000	22.5	0.000	10.000	10.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	1.000	1.000	0.500
Mine Waste Mgmt. Plan	US$000	11.5	0.000	5.300	5.300	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.300	0.300	0.300
Tailings Facility Mgmt.	US$000	138.7	70.000	32.720	32.720	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.720	0.720	1.800
Cyanide Mgmt.	US$000	20.0	0.000	0.000	20.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000
Surface & Ground Wtr.	US$000	33.8	0.000	15.000	15.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	2.500	1.250	0.000
Particulate Matter Control	US$000	68.4	4.563	18.250	18.250	0.000	0.000	0.000	0.000	0.000	0.000	0.000	18.250	9.125	0.000
Solid & Hazard Mtl.	US$000	67.5	15.000	15.000	15.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	15.000	7.500	0.000
Cultural Resources Mgmt.	US$000	3.0	2.000	0.500	0.500	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000
Monitoring Plan	US$000	47.5	5.000	5.000	10.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	5.000	7.500	15.000
EMPs	US$000	612.3	99.8	114.0	154.5	20.0	20.0	20.0	20.0	20.0	20.0	10.0	50.5	33.5	30.1
Unit Cost	*(US$/t)*	*0.38*	*0.00*	*0.00*	*0.00*	*0.09*	*0.07*	*0.07*	*0.07*	*0.07*	*0.07*	*0.20*	*0.00*	*0.00*	*0.00*
Closure & Reclamation	1.0	sensitivity													
Closure & Reclamation	US$000	2,370	5.000	0.000	25.000	0.000	0.000	0.000	0.000	0.000	0.000	211.523	1,452.925	545.777	129.375
Closure	US$000	2,369.6	5.0	0.0	25.0	0.0	0.0	0.0	0.0	0.0	0.0	211.5	1,452.9	545.8	129.4
Unit Cost	*(US$/t)*	*1.45*	*0.00*	*0.00*	*0.00*	*0.00*	*0.00*	*0.00*	*0.00*	*0.00*	*0.00*	*4.23*	*0.00*	*0.00*	*0.00*
Accident Prevention Plan	1.0	sensitivity													
Accident Prevention Plan	US$000	37.5	10.000	10.000	10.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	2.500	3.750	1.250
APP	US$000	37.5	10.0	10.0	10.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	2.5	3.8	1.3
Unit Cost	*(US$/t)*	*0.02*	*0.00*	*0.00*	*0.00*	*0.00*	*0.00*	*0.00*	*0.00*	*0.00*	*0.00*	*0.00*	*0.00*	*0.00*	*0.00*
Social Management	1.0	sensitivity													
Public Consultation & Info	US$000	81	25.000	25.000	25.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	5.000	1.000	0.000
Community Development	US$000	131	25.000	50.000	50.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	5.000	1.000	0.000
Social Mgmt.	US$000	212.0	50.0	75.0	75.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	10.0	2.0	0.0
Unit Cost	*(US$/t)*	*0.13*	*0.00*	*0.00*	*0.00*	*0.00*	*0.00*	*0.00*	*0.00*	*0.00*	*0.00*	*0.00*	*0.00*	*0.00*	*0.00*
Related Management Plans	1.0	sensitivity													
Occupational H&S	US$000	45	10.000	10.000	10.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	10.000	5.000	0.000
Fire Prevention	US$000	108	25.000	1.500	76.500	0.000	0.000	0.000	0.000	0.000	0.000	0.000	3.000	0.500	1.000
Social Mgmt.	US$000	152.5	35.0	11.5	86.5	0.0	0.0	0.0	0.0	0.0	0.0	0.0	13.0	5.5	1.0
Unit Cost	*(US$/t)*	*0.09*	*0.00*	*0.00*	*0.00*	*0.00*	*0.00*	*0.00*	*0.00*	*0.00*	*0.00*	*0.00*	*0.00*	*0.00*	*0.00*

14 of 23
SRK Consulting	(cf)LoM(v018).xls-cf
CONFIDENTIAL	151401.00

printed: 2/7/2005 -3:36 PM

Exhibit 12.1: LoM Plan

Pacific Rim
El Dorado
LABOR & VEHICLES

Description	Units	LoM Total	1 -03	2 -02	3 -01	4 01	5 02	6 03	7 04	8 05	9 06	10 07	11 08	12 09	13 10
			preproduction			production									
MINING															
Manpower Schedule															
Mine Superintendent		1		1	1	1	1	1	1	1	1	1			
Bilingual Secretary		1				1	1	1	1	1	1	1			
Chief Mine Engineer		1				1	1	1	1	1	1	0			
Mine Engineer		1		1	1	1	1	1	1	1	1	1			
Chief Geologist		1				1	1	1	1	1	1	0			
Exploration Geologist		1				1	1	1	1	1	1	0			
Mine Geologist		1		1	1	1	1	1	1	1	1	1			
Surveyor		2				2	2	2	2	2	2	1			
Techs/Helpers/Samplers		1				1	1	1	1	1	1	1			
Draftsman		1				1	1	1	1	1	1	1			
Samplers/Helpers		1				1	1	1	1	1	1	1			
Ops General Foreman		1				1	1	1	1	1	1	1			
Shift Foreman		4				4	4	4	4	4	4	4			
Mant. General Foreman		1				1	1	1	1	1	1	1			
Miners		2		6	12	0	0	0	0	0	0	0			
Total		**15**	**0**	**9**	**15**	**18**	**18**	**18**	**18**	**18**	**18**	**14**			
Salaries & Wages															
Mine Superintendent	US$000	848	0.00	94.26	94.26	94.26	94.26	94.26	94.26	94.26	94.26	94.26	0.00	0.00	0.00
Bilingual Secretary	US$000	85	0.00	0.00	0.00	12.15	12.15	12.15	12.15	12.15	12.15	12.15	0.00	0.00	0.00
Chief Mine Engineer	US$000	311	0.00	0.00	0.00	51.86	51.86	51.86	51.86	51.86	51.86	0.00	0.00	0.00	0.00
Mine Engineer	US$000	294	0.00	32.64	32.64	32.64	32.64	32.64	32.64	32.64	32.64	32.64	0.00	0.00	0.00
Chief Geologist	US$000	311	0.00	0.00	0.00	51.86	51.86	51.86	51.86	51.86	51.86	0.00	0.00	0.00	0.00
Exploration Geologist	US$000	196	0.00	0.00	0.00	32.64	32.64	32.64	32.64	32.64	32.64	0.00	0.00	0.00	0.00
Mine Geologist	US$000	294	0.00	32.64	32.64	32.64	32.64	32.64	32.64	32.64	32.64	32.64	0.00	0.00	0.00
Surveyor	US$000	175	0.00	0.00	0.00	26.85	26.85	26.85	26.85	26.85	26.85	13.43	0.00	0.00	0.00
Techs/Helpers/Samplers	US$000	72	0.00	0.00	0.00	10.22	10.22	10.22	10.22	10.22	10.22	10.22	0.00	0.00	0.00
Draftsman	US$000	72	0.00	0.00	0.00	10.22	10.22	10.22	10.22	10.22	10.22	10.22	0.00	0.00	0.00
Samplers/Helpers	US$000	43	0.00	0.00	0.00	6.17	6.17	6.17	6.17	6.17	6.17	6.17	0.00	0.00	0.00
Ops General Foreman	US$000	450	0.00	0.00	0.00	64.26	64.26	64.26	64.26	64.26	64.26	64.26	0.00	0.00	0.00
Shift Foreman	US$000	555	0.00	0.00	0.00	79.33	79.33	79.33	79.33	79.33	79.33	79.33	0.00	0.00	0.00
Mant. General Foreman	US$000	450	0.00	0.00	0.00	64.26	64.26	64.26	64.26	64.26	64.26	64.26	0.00	0.00	0.00
Miners	US$000	142	0.00	47.30	94.61	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Total	**US$000**	**3,947**	**0.00**	**206.85**	**254.16**	**569.38**	**569.38**	**569.38**	**569.38**	**569.38**	**569.38**	**69.93**	**0.00**	**0.00**	**0.00**

15 of 23
SRK Consulting	(cf)LoM(v018).xls-cf
CONFIDENTIAL	151401.00

printed: 2/7/2005 -3:36 PM

Exhibit 12.1: LoM Plan

Pacific Rim
El Dorado
LABOR & VEHICLES

Description	Units	LoM Total	preproduction 1 -03	2 -02	3 -01	production 4 01	5 02	6 03	7 04	8 05	9 06	10 07	11 08	12 09	13 10
MINING															
Indirect Manpower															
Services & Supplies															
Warehousemen		3				3	3	3	3	3	3	3			
Forklift/FEL Operator		1				1	1	1	1	1	1	0			
Grader Operator		2				2	2	2	2	2	2	2			
Lead Supply Trimmer		1				1	1	1	1	1	1	1			
Trammer		1				1	1	1	1	1	1	1			
Maintenance															
Lead Mechanic		3				3	3	3	3	3	3	3			
Mechanic		6				6	7	7	7	5	5	5			
Electrician		3				3	3	3	3	3	3	3			
Welder		1				1	1	1	1	1	1	1			
Helper		4				4	4	4	4	4	3	3			
Safety & Training															
Safety Men		1				1	1	1	1	1	1	1			
Trainees		3				10	10	0	0	0	0	0			
Security Guards		0				0	0	0	0	0	0	0			
Total		**28**				**36**	**37**	**27**	**27**	**25**	**24**	**23**			
Services & Supplies															
Warehousemen	US$000	97	0.000	0.000	0.000	15.606	15.606	15.606	15.606	15.606	3.121	15.606	0.000	0.000	0.000
Forklift/FEL Operator	US$000	52	0.000	0.000	0.000	10.059	10.059	10.059	10.059	10.059	2.012	0.000	0.000	0.000	0.000
Grader Operator	US$000	125	0.000	0.000	0.000	20.118	20.118	20.118	20.118	20.118	4.024	20.118	0.000	0.000	0.000
Lead Supply Trimmer	US$000	82	0.000	0.000	0.000	13.233	13.233	13.233	13.233	13.233	2.647	13.233	0.000	0.000	0.000
Trammer	US$000	62	0.000	0.000	0.000	10.059	10.059	10.059	10.059	10.059	2.012	10.059	0.000	0.000	0.000
Maintenance															
Lead Mechanic	US$000	325	0.000	0.000	0.000	52.397	52.397	52.397	52.397	52.397	10.479	52.397	0.000	0.000	0.000
Mechanic	US$000	503	0.000	0.000	0.000	79.398	92.631	92.631	92.631	66.165	13.233	66.165	0.000	0.000	0.000
Electrician	US$000	246	0.000	0.000	0.000	39.699	39.699	39.699	39.699	39.699	7.940	39.699	0.000	0.000	0.000
Welder	US$000	82	0.000	0.000	0.000	13.233	13.233	13.233	13.233	13.233	2.647	13.233	0.000	0.000	0.000
Helper	US$000	237	0.000	0.000	0.000	40.236	40.236	40.236	40.236	40.236	6.035	30.177	0.000	0.000	0.000
Safety & Training															
Safety Men	US$000	106	0.000	0.000	0.000	17.106	17.106	17.106	17.106	17.106	3.421	17.106	0.000	0.000	0.000
Trainees	US$000	149	0.000	0.000	0.000	74.630	74.630	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000
Security Guards	US$000	0	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000
Hourly Total	**US$000**	**1,835**	**0.000**	**0.000**	**0.000**	**385.773**	**399.006**	**324.376**	**324.376**	**297.910**	**57.570**	**46.299**	**0.000**	**0.000**	**0.000**

16 of 23
SRK Consulting	(cf)LoM(v018).xls-cf
CONFIDENTIAL	151401.00

printed: 2/7/2005 -3:36 PM

Exhibit 12.1: LoM Plan

Pacific Rim
El Dorado
LABOR & VEHICLES

Description	Units	LoM Total	1 -03	2 -02	3 -01	4 01	5 02	6 03	7 04	8 05	9 06	10 07	11 08	12 09	13 10
			preproduction			production									
PROCESSING															
Manpower Schedule															
Plant Manager		1		0.50	1	1	1	1	1	1	1	1			
Bilingual Secretary		1				1	1	1	1	1	1	1			
Metallurgist		1			1	1	1	1	1	1	1	1			
Production Statistician		0				0	0	0	0	0	0	0			
Chief Chemist		1				1	1	1	1	1	1	1			
Chemists		4				4	4	4	4	4	4	4			
Lab Helpers		8				8	8	8	8	8	8	8			
Plant General Foreman		1				1	1	1	1	1	1	1			
Shift Foreman		4				4	4	4	4	4	4	4			
Plant Operators		8				8	8	8	8	8	8	8			
Plant Helpers		8				8	8	8	8	8	8	8			
Plant Laborers		8				8	8	8	8	8	8	8			
Maintenance Foreman		1				1	1	1	1	1	1	1			
Maintenance Planner		1				1	1	1	1	1	1	1			
Mechanics		4				4	4	4	4	4	4	4			
Electricians/Instrumentation		4				4	4	4	4	4	4	4			
Welders		4				4	4	4	4	4	4	4			
Maintenance Helpers		8				8	8	8	8	8	8	8			
Total		59			2	67	67	67	67	67	67	67			
Salaries & Wages															
Plant Manager	US$000	801	0.00	47.13	94.26	94.26	94.26	94.26	94.26	94.26	94.26	94.26	0.00	0.00	0.00
Bilingual Secretary	US$000	85	0.00	0.00	0.00	12.15	12.15	12.15	12.15	12.15	12.15	12.15	0.00	0.00	0.00
Metallurgist	US$000	415	0.00	0.00	51.86	51.86	51.86	51.86	51.86	51.86	51.86	51.86	0.00	0.00	0.00
Production Statistician	US$000	0	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Chief Chemist	US$000	116	0.00	0.00	0.00	16.63	16.63	16.63	16.63	16.63	16.63	16.63	0.00	0.00	0.00
Chemists	US$000	173	0.00	0.00	0.00	24.68	24.68	24.68	24.68	24.68	24.68	24.68	0.00	0.00	0.00
Lab Helpers	US$000	202	0.00	0.00	0.00	28.79	28.79	28.79	28.79	28.79	28.79	28.79	0.00	0.00	0.00
Plant General Foreman	US$000	450	0.00	0.00	0.00	64.26	64.26	64.26	64.26	64.26	64.26	64.26	0.00	0.00	0.00
Shift Foreman	US$000	555	0.00	0.00	0.00	79.33	79.33	79.33	79.33	79.33	79.33	79.33	0.00	0.00	0.00
Plant Operators	US$000	441	0.00	0.00	0.00	63.07	63.07	63.07	63.07	63.07	63.07	63.07	0.00	0.00	0.00
Plant Helpers	US$000	384	0.00	0.00	0.00	54.84	54.84	54.84	54.84	54.84	54.84	54.84	0.00	0.00	0.00
Plant Laborers	US$000	269	0.00	0.00	0.00	38.39	38.39	38.39	38.39	38.39	38.39	38.39	0.00	0.00	0.00
Maintenance Foreman	US$000	228	0.00	0.00	0.00	32.64	32.64	32.64	32.64	32.64	32.64	32.64	0.00	0.00	0.00
Maintenance Planner	US$000	76	0.00	0.00	0.00	10.87	10.87	10.87	10.87	10.87	10.87	10.87	0.00	0.00	0.00
Mechanics	US$000	250	0.00	0.00	0.00	35.65	35.65	35.65	35.65	35.65	35.65	35.65	0.00	0.00	0.00
Electricians/Instrumentation	US$000	250	0.00	0.00	0.00	35.65	35.65	35.65	35.65	35.65	35.65	35.65	0.00	0.00	0.00
Welders	US$000	221	0.00	0.00	0.00	31.53	31.53	31.53	31.53	31.53	31.53	31.53	0.00	0.00	0.00
Maintenance Helpers	US$000	269	0.00	0.00	0.00	38.39	38.39	38.39	38.39	38.39	38.39	38.39	0.00	0.00	0.00
Total	US$000	4,590	0.00	47.13	146.12	712.97	712.97	712.97	712.97	712.97	712.97	118.83	0.00	0.00	0.00

17 of 23
SRK Consulting	(cf)LoM(v018).xls-cf
CONFIDENTIAL	151401.00

printed: 2/7/2005 -3:36 PM

Exhibit 12.1: LoM Plan

Pacific Rim
El Dorado
LABOR & VEHICLES

Description	Units	LoM Total	1 -03 (preproduction)	2 -02	3 -01	4 01 (production)	5 02	6 03	7 04	8 05	9 06	10 07	11 08	12 09	13 10
PROCESSING (Continued)															
Plant Vehicles															
Plant Manager	units	1		0.5	1	1	1	1	1	1	1	1			
Plant Foreman	units	1				1	1	1	1	1	1	1			
Plant Operations	units	1			1	1	1	1	1	1	1	1			
Maintenance Foreman	units	1				1	1	1	1	1	1	1			
Maintenance (pickup)	units	1				1	1	1	1	1	1	1			
Maintenance (boom truck)	units	1				1	1	1	1	1	1	1			
Total	units	5		1	2	6	6	6	6	6	6	6			
Vehicle Usage															
Plant Manager	km/yr	34,111		20,000	40,000	40,000	40,000	40,000	40,000	40,000	40,000	7,000			
Plant Foreman	km/yr	17,571				20,000	20,000	20,000	20,000	20,000	20,000	3,000			
Plant Operations	km/yr	13,438			15,000	15,000	15,000	15,000	15,000	15,000	15,000	2,500			
Maintenance Foreman	km/yr	26,429				30,000	30,000	30,000	30,000	30,000	30,000	5,000			
Maintenance (pickup)	km/yr	13,214				15,000	15,000	15,000	15,000	15,000	15,000	2,500			
Maintenance (boom truck)	km/yr	13,214				15,000	15,000	15,000	15,000	15,000	15,000	2,500			
Usage	km/yr	22,917		40,000	27,500	22,500	22,500	22,500	22,500	22,500	22,500	3,750			
Lease Cost															
Plant Manager	US$000	59	0.000	3.480	6.960	6.960	6.960	6.960	6.960	6.960	6.960	6.960	0.000	0.000	0.000
Plant Foreman	US$000	49	0.000	0.000	0.000	6.960	6.960	6.960	6.960	6.960	6.960	6.960	0.000	0.000	0.000
Plant Operations	US$000	56	0.000	0.000	6.960	6.960	6.960	6.960	6.960	6.960	6.960	6.960	0.000	0.000	0.000
Maintenance Foreman	US$000	49	0.000	0.000	0.000	6.960	6.960	6.960	6.960	6.960	6.960	6.960	0.000	0.000	0.000
Maintenance (pickup)	US$000	49	0.000	0.000	0.000	6.960	6.960	6.960	6.960	6.960	6.960	6.960	0.000	0.000	0.000
Maintenance (boom truck)	US$000	0	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000
Lease Cost	US$000	261	0.000	3.480	13.920	34.800	34.800	34.800	34.800	34.800	34.800	34.800	0.000	0.000	0.000
Operating Cost															
Plant Manager	US$000	35	0.000	1.609	4.438	4.438	4.438	4.438	4.438	4.438	4.438	2.427	0.000	0.000	0.000
Plant Foreman	US$000	21	0.000	0.000	0.000	3.219	3.219	3.219	3.219	3.219	3.219	2.183	0.000	0.000	0.000
Plant Operations	US$000	23	0.000	0.000	2.914	2.914	2.914	2.914	2.914	2.914	2.914	2.152	0.000	0.000	0.000
Maintenance Foreman	US$000	25	0.000	0.000	0.000	3.828	3.828	3.828	3.828	3.828	3.828	2.305	0.000	0.000	0.000
Maintenance (pickup)	US$000	20	0.000	0.000	0.000	2.914	2.914	2.914	2.914	2.914	2.914	2.152	0.000	0.000	0.000
Maintenance (boom truck)	US$000	66	0.000	0.000	0.000	9.754	9.754	9.754	9.754	9.754	9.754	7.876	0.000	0.000	0.000
Operating Cost	US$000	190	0.000	1.609	7.352	27.067	27.067	27.067	27.067	27.067	27.067	19.094	0.000	0.000	0.000

18 of 23
SRK Consulting	(cf)LoM(v018).xls-cf
CONFIDENTIAL	151401.00

printed: 2/7/2005 -3:36 PM

Exhibit 12.1: LoM Plan

Pacific Rim
El Dorado
LABOR & VEHICLES

Description	Units	LoM Total	1 (preproduction)	2	3	4 (production)	5	6	7	8	9	10	11	12	13
			-03	-02	-01	01	02	03	04	05	06	07	08	09	10
PROCESSING (Continued)															
Mobile Equipment															
Annual Usage															
Cat 980G Front End Loader	hours	26,666				4,016	4,380	4,380	4,380	4,380	4,380	750			
Grove RT 650E Crane	hours	3,700				600	600	600	600	600	600	100			
Cat 252 Skid-Steer Loader	hours	18,020				2,920	2,920	2,920	2,920	2,920	2,920	500			
Cat P 6500-D Forklift	hours	8,890				1,440	1,440	1,440	1,440	1,440	1,440	250			
Cat P 6500-ED Forklift	hours	12,830				2,080	2,080	2,080	2,080	2,080	2,080	350			
Total	hours	70,106				11,056	11,420	11,420	11,420	11,420	11,420	1,950			
Fuel Cost															
Cat 980G Front End Loader	US$000	444.789	0.000	0.000	0.000	66.987	73.058	73.058	73.058	73.058	73.058	12.510	0.000	0.000	0.000
Grove RT 650E Crane	US$000	57.602	0.000	0.000	0.000	9.341	9.341	9.341	9.341	9.341	9.341	1.557	0.000	0.000	0.000
Cat 252 Skid-Steer Loader	US$000	46.338	0.000	0.000	0.000	7.509	7.509	7.509	7.509	7.509	7.509	1.286	0.000	0.000	0.000
Cat P 6500-D Forklift	US$000	18.536	0.000	0.000	0.000	3.002	3.002	3.002	3.002	3.002	3.002	0.521	0.000	0.000	0.000
Cat P 6500-ED Forklift	US$000	26.751	0.000	0.000	0.000	4.337	4.337	4.337	4.337	4.337	4.337	0.730	0.000	0.000	0.000
Fuel Cost	US$000	594.015	0.000	0.000	0.000	91.176	97.247	97.247	97.247	97.247	97.247	16.604	0.000	0.000	0.000
Service Interval															
Cat 980G Front End Loader	US$000	22.413	0.000	0.000	0.000	3.375	3.681	3.681	3.681	3.681	3.681	0.630	0.000	0.000	0.000
Grove RT 650E Crane	US$000	2.208	0.000	0.000	0.000	0.358	0.358	0.358	0.358	0.358	0.358	0.060	0.000	0.000	0.000
Cat 252 Skid-Steer Loader	US$000	9.010	0.000	0.000	0.000	1.460	1.460	1.460	1.460	1.460	1.460	0.250	0.000	0.000	0.000
Cat P 6500-D Forklift	US$000	3.556	0.000	0.000	0.000	0.576	0.576	0.576	0.576	0.576	0.576	0.100	0.000	0.000	0.000
Cat P 6500-ED Forklift	US$000	5.132	0.000	0.000	0.000	0.832	0.832	0.832	0.832	0.832	0.832	0.140	0.000	0.000	0.000
Service Cost	US$000	42.319	0.000	0.000	0.000	6.601	6.907	6.907	6.907	6.907	6.907	1.180	0.000	0.000	0.000
Repair Provision															
Cat 980G Front End Loader	US$000	162.218	0.000	0.000	0.000	24.431	26.645	26.645	26.645	26.645	26.645	4.563	0.000	0.000	0.000
Grove RT 650E Crane	US$000	16.650	0.000	0.000	0.000	2.700	2.700	2.700	2.700	2.700	2.700	0.450	0.000	0.000	0.000
Cat 252 Skid-Steer Loader	US$000	13.065	0.000	0.000	0.000	2.117	2.117	2.117	2.117	2.117	2.117	0.363	0.000	0.000	0.000
Cat P 6500-D Forklift	US$000	7.890	0.000	0.000	0.000	1.278	1.278	1.278	1.278	1.278	1.278	0.222	0.000	0.000	0.000
Cat P 6500-ED Forklift	US$000	11.387	0.000	0.000	0.000	1.846	1.846	1.846	1.846	1.846	1.846	0.311	0.000	0.000	0.000
Repair Provision	US$000	211.209	0.000	0.000	0.000	32.372	34.586	34.586	34.586	34.586	34.586	5.908	0.000	0.000	0.000
Tire Cost															
Cat 980G Front End Loader	US$000	42.666	0.000	0.000	0.000	6.426	7.008	7.008	7.008	7.008	7.008	1.200	0.000	0.000	0.000
Grove RT 650E Crane	US$000	3.330	0.000	0.000	0.000	0.540	0.540	0.540	0.540	0.540	0.540	0.090	0.000	0.000	0.000
Cat 252 Skid-Steer Loader	US$000	28.832	0.000	0.000	0.000	4.672	4.672	4.672	4.672	4.672	4.672	0.800	0.000	0.000	0.000
Cat P 6500-D Forklift	US$000	10.668	0.000	0.000	0.000	1.728	1.728	1.728	1.728	1.728	1.728	0.300	0.000	0.000	0.000
Cat P 6500-ED Forklift	US$000	7.698	0.000	0.000	0.000	1.248	1.248	1.248	1.248	1.248	1.248	0.210	0.000	0.000	0.000
Tire Cost	US$000	93.194	0.000	0.000	0.000	14.614	15.196	15.196	15.196	15.196	15.196	2.600	0.000	0.000	0.000
Mobile Equipment Total															
Cat 980G Front End Loader	US$000	672.085	0.000	0.000	0.000	101.219	110.393	110.393	110.393	110.393	110.393	18.903	0.000	0.000	0.000
Grove RT 650E Crane	US$000	79.790	0.000	0.000	0.000	12.939	12.939	12.939	12.939	12.939	12.939	2.156	0.000	0.000	0.000
Cat 252 Skid-Steer Loader	US$000	97.245	0.000	0.000	0.000	15.758	15.758	15.758	15.758	15.758	15.758	2.698	0.000	0.000	0.000
Cat P 6500-D Forklift	US$000	40.650	0.000	0.000	0.000	6.584	6.584	6.584	6.584	6.584	6.584	1.143	0.000	0.000	0.000
Cat P 6500-ED Forklift	US$000	50.967	0.000	0.000	0.000	8.263	8.263	8.263	8.263	8.263	8.263	1.390	0.000	0.000	0.000
Total Cost	US$000	940.737	0.000	0.000	0.000	144.762	153.937	153.937	153.937	153.937	153.937	26.291	0.000	0.000	0.000

19 of 23
SRK Consulting	(cf)LoM(v018).xls-cf
CONFIDENTIAL	151401.00

printed: 2/7/2005 -3:36 PM

Exhibit 12.1: LoM Plan

Pacific Rim
El Dorado
LABOR & VEHICLES

Description	Units	LoM Total	1 (preproduction)	2	3	4 (production)	5	6	7	8	9	10	11	12	13
			-03	-02	-01	01	02	03	04	05	06	07	08	09	10
GENERAL & ADMINISTRATION															
Manpower Schedule															
Project Executive		1	1	1	1	1	1	1	1	1	1	1			
Exec. Bilingual Secretary		1			1	1	1	1	1	1	1	1			
Admin/Finance Mgr		1	1	1	1	1	1	1	1	1	1	1			
Bilingual Secretary		1			0	1	1	1	1	1	1	0			
Controler		1			0	1	1	1	1	1	1	1			
Accountant		1	1	1	1	1	1	1	1	1	1	0			
Accounting Clerk		1		1	1	1	1	1	1	1	1	1			
Benefits & Comp. Coord.		1			1	1	1	1	1	1	1	1			
Payroll Clerk		1			0	1	1	1	1	1	1	1			
Purchasing Agent		1			0	1	1	1	1	1	1	1			
Shipping/Receiving Clerk		1			0	1	1	1	1	1	1	0			
Warehousemen		4			0	4	4	4	4	4	4	4			
Community Relations Dir.		1	1	1	1	1	1	1	1	1	1	1			
Security Supervisor		1	1	1	1	1	1	1	1	1	1	1			
Security Guards		14	8	8	16	16	16	16	16	16	16	16			
Bilingual Receptionist		1	1	1	1	1	1	1	1	1	1	1			
Support Services Supv.		1			0	1	1	1	1	1	1	0			
Janitors		7			0	8	8	8	8	8	8	8			
Safety Superintendent		1	1	1	1	1	1	1	1	1	1	1			
Safety Instructor		1		1	1	1	1	1	1	1	1	1			
Mine Specialist		0		1	1	0	0	0	0	0	0	0			
Plant Specialist		1			1	1	1	1	1	1	1	1			
Paramedics		4		4	4	4	4	4	4	4	4	4			
Environmental Super.		1	1	1	1	1	1	1	1	1	1	1			
Environmental Technicians		2	1	1	1	2	2	2	2	2	2	2			
Environmental Helpers		4		2	4	4	4	4	4	4	4	4			
Total		**48**	**17**	**26**	**40**	**57**	**57**	**57**	**57**	**57**	**57**	**53**			
Salaries & Wages															
Project Executive	US$000	1,423	142	142	142	142	142	142	142	142	142	142	0	0	0
Exec. Bilingual Secretary	US$000	151	0	0	19	19	19	19	19	19	19	19	0	0	0
Admin/Finance Mgr	US$000	1,009	101	101	101	101	101	101	101	101	101	101	0	0	0
Bilingual Secretary	US$000	86	0	0	3	14	14	14	14	14	14	0	0	0	0
Controler	US$000	428	0	0	15	59	59	59	59	59	59	59	0	0	0
Accountant	US$000	170	19	19	19	19	19	19	19	19	19	0	0	0	0
Accounting Clerk	US$000	63	0	7	7	7	7	7	7	7	7	7	0	0	0
Benefits & Comp. Coord.	US$000	122	0	0	15	15	15	15	15	15	15	15	0	0	0
Payroll Clerk	US$000	51	0	0	2	7	7	7	7	7	7	7	0	0	0
Purchasing Agent	US$000	163	0	0	6	23	23	23	23	23	23	23	0	0	0
Shipping/Receiving Clerk	US$000	33	0	0	0	5	5	5	5	5	5	0	0	0	0
Warehousemen	US$000	130	0	0	0	19	19	19	19	19	19	19	0	0	0
Community Relations Dir.	US$000	152	15	15	15	15	15	15	15	15	15	15	0	0	0
Security Supervisor	US$000	138	14	14	14	14	14	14	14	14	14	14	0	0	0
Security Guards	US$000	670	37	37	74	74	74	74	74	74	74	74	0	0	0
Bilingual Receptionist	US$000	70	7	7	7	7	7	7	7	7	7	7	0	0	0
Support Services Supv.	US$000	65	0	0	0	11	11	11	11	11	11	0	0	0	0
Janitors	US$000	161	0	0	0	23	23	23	23	23	23	23	0	0	0
Safety Superintendent	US$000	733	73	73	73	73	73	73	73	73	73	73	0	0	0
Safety Instructor	US$000	137	0	15	15	15	15	15	15	15	15	15	0	0	0
Mine Specialist	US$000	30	0	15	15	0	0	0	0	0	0	0	0	0	0
Plant Specialist	US$000	114	0	0	8	15	15	15	15	15	15	15	0	0	0
Paramedics	US$000	548	0	61	61	61	61	61	61	61	61	61	0	0	0
Environmental Super.	US$000	444	44	44	44	44	44	44	44	44	44	44	0	0	0
Environmental Technicians	US$000	234	14	14	14	28	28	28	28	28	28	28	0	0	0
Environemental Helpers	US$000	132	0	8	16	16	16	16	16	16	16	16	0	0	0
Total	US$000	**6,809**	**467**	**573**	**685**	**826**	**826**	**826**	**826**	**826**	**826**	**129**	**0**	**0**	**0**

20 of 23
SRK Consulting	(cf)LoM(v018).xls-cf
CONFIDENTIAL	151401.00

printed: 2/7/2005 -3:36 PM

Exhibit 12.1: LoM Plan

Pacific Rim
El Dorado
LABOR & VEHICLES

Description	Units	LoM Total	preproduction 1	2	3	production 4	5	6	7	8	9	10	11	12	13
			-03	-02	-01	01	02	03	04	05	06	07	08	09	10
GENERAL & ADMINISTRATION (Continued)															
Plant Vehicles															
Project Exec. (4-Runner)	units	1	1	1	1	1	1	1	1	1	1	1			
Admin/Finance Mgr	units	1	1	1	1	1	1	1	1	1	1	1			
Safety Supt.	units	1	1	1	1	1	1	1	1	1	1	1			
Environmental Supt.	units	1	1	1	1	1	1	1	1	1	1	1			
Admin Dept.	units	3	1	1	1	4	4	4	4	4	4	4			
Site Security (4x4)	units	2	1	1	2	2	2	2	2	2	2	2			
Safety vehicles (4x4)	units	1			1	1	1	1	1	1	1	1			
Environmental (4x4)	units	1		1	1	1	1	1	1	1	1	1			
Total	units	11	6	7	9	12	12	12	12	12	12	12			
Vehicle Usage															
Project Exec. (4-Runner)	km/yr	36,167	25,000	25,000	25,000	50,000	50,000	50,000	50,000	40,000	40,000	6,667			
Admin/Finance Mgr	km/yr	28,500	20,000	20,000	20,000	40,000	40,000	40,000	40,000	30,000	30,000	5,000			
Safety Supt.	km/yr	20,833	15,000	15,000	15,000	30,000	30,000	30,000	30,000	20,000	20,000	3,333			
Environmental Supt.	km/yr	21,917	15,000	15,000	15,000	30,000	30,000	30,000	30,000	25,000	25,000	4,167			
Admin Dept.	km/yr	20,750	25,000	25,000	25,000	25,000	25,000	25,000	25,000	15,000	15,000	2,500			
Site Security (4x4)	km/yr	17,250	20,000	20,000	20,000	20,000	20,000	20,000	20,000	15,000	15,000	2,500			
Safety vehicles (4x4)	km/yr	12,667	15,000	15,000	15,000	15,000	15,000	15,000	15,000	10,000	10,000	1,667			
Environmental (4x4)	km/yr	12,667	15,000	15,000	15,000	15,000	15,000	15,000	15,000	10,000	10,000	1,667			
Usage	km/yr	16,789	25,000	21,429	16,667	18,750	18,750	18,750	18,750	13,750	13,750	2,292			
Lease Cost															
Project Exec. (4-Runner)	US$000	136	14.880	14.880	14.880	14.880	14.880	14.880	14.880	14.880	14.880	2.480	0.000	0.000	0.000
Admin/Finance Mgr	US$000	64	6.960	6.960	6.960	6.960	6.960	6.960	6.960	6.960	6.960	1.160	0.000	0.000	0.000
Safety Supt.	US$000	64	6.960	6.960	6.960	6.960	6.960	6.960	6.960	6.960	6.960	1.160	0.000	0.000	0.000
Environmental Supt.	US$000	64	6.960	6.960	6.960	6.960	6.960	6.960	6.960	6.960	6.960	1.160	0.000	0.000	0.000
Admin Dept.	US$000	193	6.960	6.960	6.960	27.840	27.840	27.840	27.840	27.840	27.840	4.640	0.000	0.000	0.000
Site Security (4x4)	US$000	157	9.600	9.600	19.200	19.200	19.200	19.200	19.200	19.200	19.200	3.200	0.000	0.000	0.000
Safety vehicles (4x4)	US$000	69	0.000	0.000	9.600	9.600	9.600	9.600	9.600	9.600	9.600	1.600	0.000	0.000	0.000
Environmental (4x4)	US$000	78	0.000	9.600	9.600	9.600	9.600	9.600	9.600	9.600	9.600	1.600	0.000	0.000	0.000
Lease Cost	US$000	824	52.320	61.920	81.120	102.000	102.000	102.000	102.000	102.000	102.000	17.000	0.000	0.000	0.000
Operating Cost															
Project Exec. (4-Runner)	US$000	72	6.054	6.054	6.054	9.108	9.108	9.108	9.108	7.887	7.887	1.314	0.000	0.000	0.000
Admin/Finance Mgr	US$000	36	3.219	3.219	3.219	4.437	4.437	4.437	4.437	3.828	3.828	0.638	0.000	0.000	0.000
Safety Supt.	US$000	31	2.914	2.914	2.914	3.828	3.828	3.828	3.828	3.219	3.219	0.536	0.000	0.000	0.000
Environmental Supt.	US$000	32	2.914	2.914	2.914	3.828	3.828	3.828	3.828	3.523	3.523	0.587	0.000	0.000	0.000
Admin Dept.	US$000	92	3.523	3.523	3.523	14.094	14.094	14.094	14.094	11.656	11.656	1.943	0.000	0.000	0.000
Site Security (4x4)	US$000	64	4.028	4.028	8.056	8.056	8.056	8.056	8.056	7.042	7.042	1.174	0.000	0.000	0.000
Safety vehicles (4x4)	US$000	24	0.000	0.000	3.521	3.521	3.521	3.521	3.521	3.014	3.014	0.502	0.000	0.000	0.000
Environmental (4x4)	US$000	28	0.000	3.521	3.521	3.521	3.521	3.521	3.521	3.014	3.014	0.502	0.000	0.000	0.000
Operating Cost	US$000	378	22.652	26.173	33.723	50.394	50.394	50.394	50.394	43.183	43.183	7.197	0.000	0.000	0.000

21 of 23
SRK Consulting	(cf)LoM(v018).xls-cf
CONFIDENTIAL	151401.00

printed: 2/7/2005 -3:36 PM

Exhibit 12.1: LoM Plan

Pacific Rim El Dorado MATERIAL BALANCE			preproduction			production									
Description	**Units**	**LoM Total**	**1 -03**	**2 -02**	**3 -01**	**4 01**	**5 02**	**6 03**	**7 04**	**8 05**	**9 06**	**10 07**	**11 08**	**12 09**	**13 10**
MINE DEVELOPMENT															
Primary Development															
Meters		1.00	Sensitivity												
Decline Main Ramp	m	**4,785**		1,576	852	0	166	1,259	932	0	0				
F/W, Satellite Ramp, Misc.	m	**9,070**		40	1,748	2,535	2,191	1,058	1,498	0	0				
X/C, Vent Access	m	**2,901**		0	372	1,020	702	277	530	0	0				
Raise, Alimak	m	**510**		165	126	0	0	0	155	64	0				
Raise, Dropraise	m	**372**		0	0	173	86	0	113	0	0				
Total Development	m	**17,638**	**0**	**1,781**	**3,098**	**3,728**	**3,145**	**2,594**	**3,228**	**64**	**0**	**0**	**0**	**0**	**0**
Tons		2.46	Waste Density												
Decline Main Ramp	t	**238,365**	0	78,508	42,442	0	8,269	62,717	46,428	0	0	0	0	0	0
F/W, Satellite Ramp, Misc.	t	**451,822**	0	1,993	87,077	126,281	109,145	52,704	74,623	0	0	0	0	0	0
X/C, Vent Access	t	**91,347**	0	0	11,714	32,118	22,105	8,722	16,689	0	0	0	0	0	0
Raise, Alimak	t	**11,291**	0	3,653	2,790	0	0	0	3,432	1,417	0	0	0	0	0
Raise, Dropraise	t	**8,236**	0	0	0	3,830	1,904	0	2,502	0	0	0	0	0	0
Total Development	t	**801,061**	**0**	**84,154**	**144,022**	**162,229**	**141,423**	**124,144**	**143,673**	**1,417**	**0**	**0**	**0**	**0**	**0**
Backfill Operation															
Inventory															
Begin Waste Stockpile	t	-	0	0	84,154	228,176	213,681	147,089	63,910	69	0	0	0	0	0
Waste to Stockpile (in)	t	**397,152**	0	84,154	144,022	162,229	2,241	2,255	2,252	0	0	0	0	0	0
Borrow (in)	t	**181,435**	0	0	0	0	0	0	0	125,664	55,548	223			
Waste to Stope (out)	t	**390,407**	0	0	0	0	66,580	83,187	63,847	123,559	53,234				
Cemented to Stope (out)	t	**188,180**	0	0	0	176,724	2,253	2,246	2,246	2,174	2,314	223			
End Waste Stockpile	t	-	0	84,154	228,176	213,681	147,089	63,910	69	0	0	0	0	0	0
Material Movement															
Direct to Stope	t	**403,909**	0	0	0	0	139,182	121,889	141,421	1,417					
To Stockpile	t	**397,152**	0	84,154	144,022	162,229	2,241	2,255	2,252	0	0	0	0	0	0
Stockpile to Stope	t	**390,407**	0	0	0	0	66,580	83,187	63,847	123,559	53,234	0	0	0	0
Stockpile to Stope (cemented)	t	**188,180**	0	0	0	176,724	2,253	2,246	2,246	2,174	2,314	223	0	0	0
Haul Ore Return Empty	t	**870,867**				53,298	201,916	184,415	204,005	18,652	159,036	49,545			
MINE PRODUCTION															
Stope & Vein Development		2.46	Ore Density												
s Bench & Fill (downholes)	m	**9,346**		0	0	1,071	1,567	1,563	1,563	1,564	1,840	178			
s Crown Pillar (upholes)	m	**617**		0	0	0	0	0	0	154	189	274			
v Resuing	m	**1,169**		0	0	334	224	223	223	165	0	0			
v Non-Resuing	m	**9,960**		0	0	2,843	1,909	1,898	1,904	1,406	0	0			
RoM Ore Production															
s Bench & Fill (downholes)	t	**1,282,355**	0	0	0	146,951	215,006	214,458	214,458	214,595	252,464	24,423	0	0	0
s Crown Pillar (upholes)	t	**57,677**	0	0	0	0	0	0	0	14,396	17,668	25,614	0	0	0
v Resuing	t	**30,552**	0	0	0	8,729	5,854	5,828	5,828	4,312	0	0	0	0	0
v Non-Resuing	t	**260,305**	0	0	0	74,302	49,892	49,604	49,761	36,746	0	0	0	0	0
Total RoM Ore	t	**1,630,889**	**0**	**0**	**0**	**229,982**	**270,752**	**269,890**	**270,047**	**270,049**	**270,132**	**50,037**	**0**	**0**	**0**
RoM Grade		**0**													
Development Ore Grade															
Gold (Au)	gpt	-		0.00	0.00	11.93	11.76	9.37	9.27	8.25	7.86	8.78			
Silver (Ag)	gpt	-		0.00	0.00	68.69	77.19	72.56	68.12	38.91	44.89	60.68			
Stope Ore Grade															
Gold (Au)	gpt	-		0.00	0.00	11.62	9.12	8.00	8.75	7.99					
Silver (Ag)	gpt	-		0.00	0.00	75.46	70.25	53.96	43.26	43.79					
Combined Grade															
Gold (Au)	gpt	**9.48**	0.00	0.00	0.00	11.82	11.22	9.09	9.16	8.21	7.86	8.78	0.00	0.00	0.00
Silver (Ag)	gpt	**60.28**	0.00	0.00	0.00	71.14	75.76	68.74	63.00	39.65	44.89	60.68	0.00	0.00	0.00
Contained Metal															
Gold (Au)	oz	**497,101**	0	0	0	87,369	97,653	78,836	79,551	71,302	68,272	14,118	0	0	0
Silver (Ag)	oz	**3,160,692**	0	0	0	525,987	659,504	596,488	546,992	344,250	389,850	97,620	0	0	0

22 of 23
SRK Consulting	(cf)LoM(v018).xls-cf
CONFIDENTIAL	151401.00

printed: 2/7/2005 -3:36 PM

Exhibit 12.1: LoM Plan

Pacific Rim
El Dorado
MATERIAL BALANCE

Description	Units	LoM Total	preproduction 1 -03	2 -02	3 -01	production 4 01	5 02	6 03	7 04	8 05	9 06	10 07	11 08	12 09	13 10
MILL FEED															
Ore Stockpile															
Begin Tons	t		0	0	0	0	0	0	0	0	0	0	0	0	0
RoM Ore	t	1,630,889	0	0	0	229,982	270,752	269,890	270,047	270,049	270,132	50,037	0	0	0
RoM to Mill	t	1,630,889	0	0	0	229,982	270,752	269,890	270,047	270,049	270,132	50,037	0	0	0
End Tons	t		0	0	0	0	0	0	0	0	0	0	0	0	0
Gold Inventory															
Begin Grade	gpt		0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
RoM Gold Grade	gpt	9.48	0.00	0.00	0.00	11.82	11.22	9.09	9.16	8.21	7.86	8.78	0.00	0.00	0.00
RoM Gold Grade to Mill	gpt	9.48	0.00	0.00	0.00	0.38	0.36	0.29	0.29	0.26	0.25	0.28	0.00	0.00	0.00
End Grade	gpt		0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Begin Inventory	oz		0	0	0	0	0	0	0	0	0	0	0	0	0
Gold Mined	oz	497,101	0	0	0	87,369	97,653	78,836	79,551	71,302	68,272	14,118	0	0	0
Gold to Mill	oz	497,101	0	0	0	87,369	97,653	78,836	79,551	71,302	68,272	14,118	0	0	0
End Inventory	oz		0	0	0	0	0	0	0	0	0	0	0	0	0
Silver Inventory															
Begin Grade	gpt		0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
RoM Silver Grade	gpt	60.28	0.00	0.00	0.00	71.14	75.76	68.74	63.00	39.65	44.89	60.68	0.00	0.00	0.00
RoM Silver Grade to Mill	gpt	60.28	0.00	0.00	0.00	2.29	2.44	2.21	2.03	1.27	1.44	1.95	0.00	0.00	0.00
End Grade	gpt		0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Begin Inventory	oz		0	0	0	0	0	0	0	0	0	0	0	0	0
Silver Mined	oz	3,160,692	0	0	0	525,987	659,504	596,488	546,992	344,250	389,850	97,620	0	0	0
Silver to Mill	oz	3,160,692	0	0	0	525,987	659,504	596,488	546,992	344,250	389,850	97,620	0	0	0
End Inventory	oz		0	0	0	0	0	0	0	0	0	0	0	0	0
Mill Recovery															
Ore Milled	t	1,630,889	0	0	0	229,982	270,752	269,890	270,047	270,049	270,132	50,037	0	0	0
Head Grade															
Gold (Au)	gpt	9.48	0.00	0.00	0.00	11.82	11.22	9.09	9.16	8.21	7.86	8.78	0.00	0.00	0.00
Silver (Ag)	gpt	60.28	0.00	0.00	0.00	71.14	75.76	68.74	63.00	39.65	44.89	60.68	0.00	0.00	0.00
Contained Metal															
Gold (Au)	oz	497,101	0	0	0	87,369	97,653	78,836	79,551	71,302	68,272	14,118	0	0	0
Silver (Ag)	oz	3,160,692	0	0	0	525,987	659,504	596,488	546,992	344,250	389,850	97,620	0	0	0
Metallurgical Recovery															
Gold (Au)	%		0.0%	0.0%	0.0%	92.0%	92.0%	92.0%	92.0%	92.0%	92.0%	92.0%	92.0%	92.0%	92.0%
Silver (Ag)	%		0.0%	0.0%	0.0%	88.3%	88.3%	88.3%	88.3%	88.3%	88.3%	88.3%	88.3%	88.3%	88.3%
Recovered Metal															
Gold (Au)	oz	457,333	0	0	0	80,380	89,841	72,529	73,187	65,597	62,811	12,989	0	0	0
Silver (Ag)	oz	2,790,891	0	0	0	464,447	582,342	526,699	482,994	303,973	344,237	86,199	0	0	0
Waste to Tailings	t	1,630,788	0	0	0	229,965	270,732	269,871	270,030	270,037	270,120	50,034	0	0	0
Cumulative	*t*		*0*	*0*	*0*	*229,965*	*500,696*	*770,568*	*1,040,597*	*1,310,635*	*1,580,754*	*1,630,788*

23 of 23
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CONFIDENTIAL	151401.00

Pacific Rim Mining Corp. El Dorado Project	Page 200 Pre-Feasibility Study

13.0             REFERENCES

Call & Nicholas, Inc. (CNI), 2004, Geotechnical Design Parameters for the El Dorado Mine.

Dayton Mining Corporation and Kinross El Salvador S.A. de C.V., 2001, Feasibility Study, El Dorado Gold and Silver Project, Cabanas, El Salvador.

James Askew Associates Inc. (JAA), 1995, El Dorado Gold Project Pre-Feasibility Study.

McClelland Laboratories, Inc., 2004, Report on Environmental Characterization and INCO Detoxification Testwork – Remade Minita Vein Core Composite Confirmatory Test Leached Residue.

McClelland Laboratories, Inc., 2004, Report on Optimization Series Testwork – El Dorado Minita Vein.

McIntosh Engineering, Inc., 2005, Conceptual Underground Mine Design and Cost Estimate.

Mine & Mill Engineering Inc. (MME), 2004, Capital Cost Study.

Mineral Development Associates (MDA), 2003, Technical Report on the El Dorado Project Gold and Silver Resources, Department of Cabanas, Republic of El Salvador.

Pocock Industrial, Inc., 2004, Flocculant Screening, Gravity Sedimentation, and Pulp Rheology Studies.

Ronning, P., 2003, Review of the El Dorado Project, El Salvador, 43-101 Report.

SRK (Steffen Robertson and Kirsten (U.S.), Inc.), 1997, Baseline Study, El Dorado Gold Project, El Salvador, prepared for Kinross Gold U.S.A., Inc., June 2.

Vector Colorado, LLC, 2004, Mina El Dorado - El Salvador - Tito Tailings Storage Facility Pre-Feasibility Study.

Vector Colorado, LLC, 2004, Estudio de Impacto Ambiental, “Proyecto Mina El Dorado”, Departamento De Cabañas, El Salvador, Volumes I through IV, Agosto.

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14.0            GLOSSARY

14.1            Mineral Resources & Reserves

Mineral Resources

The mineral resources and mineral reserves have been classified according to the “CIM Standards on Mineral Resources and Reserves: Definitions and Guidelines” (August, 2000). Accordingly, the Resources have been classified as Measured, Indicated or Inferred and the Reserves have been classified as Proven and Probable based on the Measured and Indicated Resources as defined below.

A Mineral Resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

An ‘Inferred Mineral Resource’ is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes.

An ‘Indicated Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

A ‘Measured Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes that are spaced closely enough to confirm both geological and grade continuity.

Mineral Reserves

A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

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A ‘Probable Mineral Reserve’ is the economically mineable part of an Indicated, and in some circumstances a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

A ‘Proven Mineral Reserve’ is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

14.2            Glossary

Assay:	The chemical analysis of mineral samples to determine the metal content.
Capital Expenditure:	All other expenditures not classified as operating costs.
Composite:	Combining more than one sample result to give an average result over a larger distance.
Concentrate:	A metal-rich product resulting from a mineral enrichment process such as gravity concentration or flotation, in which most of the desired mineral has been separated from the waste material in the ore.
Crushing:	Initial process of reducing ore particle size to render it more amenable for further processing.
Cutoff Grade (CoG):	The grade of mineralized rock, which determines as to whether or not it is economic to recover its gold content by further concentration.
Dilution:	Waste, which is unavoidably mined with ore.
Dip:	Angle of inclination of a geological feature/rock from the horizontal.
Fault:	The surface of a fracture along which movement has occurred.
Footwall:	The underlying side of an orebody or stope.
Gangue:	Non-valuable components of the ore.
Grade:	The measure of concentration of gold within mineralized rock.
Hangingwall:	The overlying side of an orebody or slope.
Haulage:	A horizontal underground excavation which is used to transport mined ore.
Hydrocyclone:	A process whereby material is graded according to size by exploiting centrifugal forces of particulate materials.
Igneous:	Primary crystalline rock formed by the solidification of magma.
Kriging:	An interpolation method of assigning values from samples to blocks that minimizes the estimation error.
Level:	Horizontal tunnel the primary purpose is the transportation of personnel and materials.
Lithological:	Geological description pertaining to different rock types.
LoM Plans:	Life-of-Mine plans.
LRP:	Long Range Plan.
Material Properties:	Mine properties.
Milling:	A general term used to describe the process in which the ore is crushed and ground and subjected to physical or chemical treatment to extract the valuable metals to a concentrate or finished product.
Mineral/Mining Lease:	A lease area for which mineral rights are held.

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Mining Assets:	The Material Properties and Significant Exploration Properties.
Ongoing Capital:	Capital estimates of a routine nature, which is necessary for sustaining operations.
Ore Reserve:	See Mineral Reserve.
Pillar:	Rock left behind to help support the excavations in an underground mine.
RoM:	Run-of-Mine.
Sedimentary:	Pertaining to rocks formed by the accumulation of sediments, formed by the erosion of other rocks.
Shaft:	An opening cut downwards from the surface for transporting personnel, equipment, supplies, ore and waste.
Sill:	A thin, tabular, horizontal to sub-horizontal body of igneous rock formed by the injection of magma into planar zones of weakness.
Smelting:
A high temperature pyrometallurgical operation conducted in a furnace, in which the valuable metal is collected to a molten matte or doré phase and separated from the gangue components that accumulate in a less dense molten slag phase.

Stope:	Underground void created by mining.
Stratigraphy:	The study of stratified rocks in terms of time and space.
Strike:	Direction of line formed by the intersection of strata surfaces with the horizontal plane, always perpendicular to the dip direction.
Sulfide:	A sulfur bearing mineral.
Tailings:	Finely ground waste rock from which valuable minerals or metals have been extracted.
Thickening:	The process of concentrating solid particles in suspension.
Total Expenditure:	All expenditures including those of a operating and capital nature.
Variogram:	A statistical representation of the characteristics (usually grade).

Abbreviations
The metric system has been used throughout this report unless otherwise stated. All currency is in U.S. dollars. Market prices are reported in U.S. dollars per troy ounce of gold and silver. Tonnes are metric of 1,000 kilograms, or 2,204.6 pounds. The following abbreviations are used in this report.

Abbreviation	Unit or Term
A	ampere
AA	atomic absorption
amps/m2	amperes per square meter
ANFO	ammonium nitrate fuel oil
Ag	silver
Au	gold
c	El Salvadoran cedis (US$1.00 = c8.75)
°C	degrees Centigrade
CCD	counter-current decantation
CIL	carbon-in-leach
cm	centimeter
cfm	cubic feet per minute
CMRI	Colorado Mountain Research Institute
CNI	Call and Nicholas, Inc.
ConfC	confidence code

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CRec	core recovery
CSS	closed-side setting
CTW	calculated true width
dia.	diameter
EIS	Environmental Impact Statement
EMP	Environmental Management Plan
FA	fire assay
ft	foot (feet)
g	gram
g-mol	gram-mole
gpm	gallons per minute
gpt	grams per tonne
ha	hectares
hp	horsepower
HTW	horizontal true width
ICP	induced couple plasma
ID3	inverse distance cubed
IFC	International Finance Corporation
kA	kiloamperes
kg	kilograms
km	kilometer
km2	square kilometer
koz	thousand troy ounce
kt	thousand tonnes
ktpy	thousand tonnes per year
kV	kilovolt
kW	kilowatt
kWh	kilowatt-hour
kWh/t	kilowatt-hour per metric tonne
kWh/st	kilowatt-hour per short tonne
l	liter
lb	pound
LHD	Long-haul dump truck
LOI	Loss on ignition
LoM	Life of mine
l/s	liters per second
m	meter
m2	square meter
m3	cubic meter
masl	meters above sea level
MARN	Ministry of the Environment and Natural Resources
MC	Merrill-Crowe
MDA	Mine Development Associates
MME	Mine & Mill Engineering
Mt	million tonnes
MTW	measured true width
MW	million watts
mg/l	milligrams/liter
mm	millimeter
MSRI	Mountain States Research Institute

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NGO	non-governmental organization
NI 43-101	Canadian National Instrument 43-101
NYESMC	New York and El Salvador Mining Company
OSC	Ontario Securities Commission
oz	troy ounce
PLC	Programmable Logic Controller
PMF	probable maximum flood
QA/QC	Quality Assurance/Quality Control
RC	rotary circulation drilling
RoM	Run-of-Mine
RQD	rock quality description
SEC	U.S. Securities & Exchange Commission
s	second
SG	specific gravity
SPT	standard penetration testing
st	short ton (2,000 pounds)
t	tonne (metric ton) (2,204.6 pounds)
tph	tonnes per hour
tpd	tonnes per day
tpy	tonnes per year
TSF	tailings storage facility
TSP	total suspended particulates
V	volts
VFD	variable frequency drive
W	watt
WHO	World Health Organization
XRD	x-ray diffraction
yr	year

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Pacific Rim Mining Corp.
El Dorado Project	Pre-Feasibility Study

Appendix A1

LISTING OF DRILLHOLES

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Pacific Rim Mining Corp.
El Dorado Project	Pre-Feasibility Study

Appendix A2

SAMPLE HANDLING AND ASSAYING PROCEDURES

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Appendix A2
Inspectorate Sample Handling and Assaying Procedures
(from Ronning, August 22, 2003 with additions by Ristorcelli)

Pacific Rim/Inspectorate Sample Preparation Procedures

Pacific Rim/Inspectorate Analytical Procedures
Pacific Rim’s samples are analyzed at the laboratory of Inspectorate America
Corporation in Sparks, Nevada using the following methodology:

Independent Sample Preparaton and Analytical Procedures (Ronning and Ristorcelli)
The sample preparation sequence followed was:

• Samples were logged in to the laboratory’s tracking system.
• Samples were dried in a drying oven.
• Samples were crushed using jaw and/or roller crushers to better than 70% minus 2 millimeters.
• 50 to 250 gram sub-samples were split from the crushed material using a riffle splitter.
• The sub-samples were pulverized to better than 85% passing through a 75 micron screen.

The analytical methods employed by ALS Chemex are: Analytical Procedures Used on Independent Samples

Pacific Rim Mining Corp.
El Dorado Project	Pre-Feasibility Study

Appendix A3

CORRELOGRAMS

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Pacific Rim Mining Corp.
El Dorado Project	Pre-Feasibility Study

Appendix B

PROJECT DEVELOPMENT GANTT CHART

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ID		Task Name	Duration	Start	Finish	Predecessors
1		**Project Start**	1 day	Mon 1/3/05	Mon 1/3/05	
2		**Mining lead time**	10 days	Tue 1/4/05	Mon 1/17/05	1
3		Mobilize Contractor / portal const	31 days	Tue 1/18/05	Tue 3/1/05	2
4		Main Ramp Develop - 145 level	414 days	Wed 3/2/05	Mon 10/2/06	3
5		165 level development	240 days	Wed 4/19/06	Tue 3/20/07	
6		145 level development	136 days	Mon 8/21/06	Mon 2/26/07	
7		Begin Mining Production	1 day	Mon 1/1/07	Mon 1/1/07	4,5SS,6SS
8		**Process Plant lead time**	10 days	Tue 1/4/05	Mon 1/17/05	1
9		Contractor Selection	30 days	Tue 1/18/05	Mon 2/28/05	8
10		Detailed Engineering	136 days	Tue 3/1/05	Tue 9/6/05	9
11		Procurement	240 days	Tue 4/12/05	Mon 3/13/06	10SS+30 days
12		Construction	312 days	Wed 9/7/05	Thu 11/16/06	10,11FF
13		Commissioning and Startup	30 days	Fri 11/17/06	Thu 12/28/06	12
14		**Tailings Dam lead time**	10 days	Mon 1/3/05	Fri 1/14/05	
15		Geotechnical Exploration	40 days	Mon 1/17/05	Fri 3/11/05	14
16		Tailings Dam detailed design	125 days	Mon 3/14/05	Fri 9/2/05	15
17		Contractor selection	30 days	Mon 9/5/05	Fri 10/14/05	16
18		Construction	295 days	Mon 10/17/05	Fri 12/1/06	17
19		Test checkout	20 days	Mon 12/4/06	Fri 12/29/06	18
20		**Begin Operation**	1 day	Tue 1/2/07	Tue 1/2/07	19,13,7

2005
Qtr 1
Qtr 2
Qtr 3
Qtr 4
2006
Qtr 1
Qtr 2
Qtr 3
Qtr 4
2007
Qtr 1

Project: project development
Date: Fri 12/3/04

Task		Milestone		External Tasks	
Split		Summary		External Milestone	
Progress		Project Summary		Deadline	

Page 1

Pacific Rim Mining Corp.
El Dorado Project	Pre-Feasibility Study

Appendix C

CERTIFICATE AND CONSENT FORMS

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CERTIFICATE AND CONSENT
To Accompany the Independent Pre feasibility on the El Dorado Project, El Salvador,
January 2005

I, William F. Tanaka, residing at 318 Wright St 304, Lakewood, Colorado 80228, USA do hereby certify that:

1.	I am a Principal Geological Engineer with the firm of SRK Consulting (US) Inc. with an office at 7175 West Jefferson Avenue, Suite 3000, Lakewood, Colorado 80235 USA.

2.	I am a graduate of the Colorado School of Mines with a BSc. in Geological Engineering, and have practiced my profession continuously since 1984;

3.	I am a member of the Society of Mining Engineers (SME) and the Australasian Institute of Mining and Metallurgy (mAUSIMM);

4.	I have not received, nor do I expect to receive, any interest, directly or indirectly, in the securities of Pacific Rim Mining Corporation.

5.
I am not aware of any material fact or material change with respect to the subject matter of the pre- feasibility study, which is not reflected in the pre-feasibility study, the omission to disclose which makes the pre-feasibility study misleading.

6.	I am independent of the issuer as defined in Section 1.5 of National Instrument 43-101.

7.	I have not had any prior involvement with any property that is subject to the pre-feasibility study.

8.	I have read National Instrument 43-101 and Form 43-101F1 and the pre-feasibility study has been prepared in compliance with this Instrument and Form 43-101F1.

9.
SRK Consulting (US) Inc. was retained by Pacific Rim Mining Corporation to prepare an Independent Pre- feasibility Study for the El Dorado Project in El Salvador, in accordance with National Instrument 43-101. The following report is based on review of project files and the work completed by McIntosh Engineering.

10.
I have read the definition of “qualified person” set out in NI43-101 and certify that by reason of my education, affiliation with a professional association [as defined in NI43-101] and passed relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI43-101.

11.	I am the qualified person of the report.

12.	I hereby consent to use of this report and our name in the preparation of a prospectus for submission to any Provincial regulatory authority.

Denver, Colorado, USA	William F. Tanaka
January, 2005	Principal Geological Engineer

CERTIFICATE AND CONSENT
To Accompany the Independent Pre feasibility on the El Dorado Project, El Salvador,
January 2004

I, Tim Mosey, residing at 7162 South Silverhorn Drive, Evergreen, Colorado 80439, USA do hereby certify that:

1.	I am a Senior Mining/Geological Engineer with the firm of SRK Consulting (US) Inc. with an office at 7175 West Jefferson Avenue, Suite 3000, Lakewood, Colorado 80235 USA.

2.
I am a graduate of the South Dakota School of Mines with a BSc. in Geological Engineering and the Colorado School of Mines with a MSc. in Mining Engineering, and have practiced my profession continuously since 1988;

3.	I am a member of the Society of Mining Engineers (SME);

4.	I have not received, nor do I expect to receive, any interest, directly or indirectly, in the securities of Pacific Rim Mining Corporation.

5.
I am not aware of any material fact or material change with respect to the subject matter of the pre- feasibility study, which is not reflected in the pre-feasibility study, the omission to disclose which makes the pre-feasibility study misleading.

6.	I am independent of the issuer as defined in Section 1.5 of National Instrument 43-101.

7.	I have not had any prior involvement with any property that is subject to the pre-feasibility study.

8.	I have read National Instrument 43-101 and Form 43-101F1 and the pre-feasibility study has been prepared in compliance with this Instrument and Form 43-101F1.

9.
SRK Consulting (US) Inc. was retained by Pacific Rim Mining Corporation to prepare an Independent Pre- feasibility Study for the El Dorado Project in El Salvador, in accordance with National Instrument 43-101. The following report is based on review of project files and the work completed by McIntosh Engineering.

10.	I was a co-author of the report.

11.	I hereby consent to use of this report and our name in the preparation of a prospectus for submission to any Provincial regulatory authority.

Denver, Colorado, USA	Tim Mosey
January, 2005	Sr. Geological/Mining Engineer

CERTIFICATE AND CONSENT
To Accompany the Independent Pre-feasibility Study on the El Dorado Project, El Salvador,
January 2005

I, Sam GL Mah, residing at 2308 Guildstone Crescent, Oakville, Ontario, Canada, do hereby certify that:

1.	I am a Senior Mining Engineer with the firm of Steffen Robertson and Kirsten (Canada) Inc. (SRK) with an office at Suite 602, 357 Bay Street, Toronto, Ontario.

2.	I am a graduate of the University of British Columbia with both a B.A.Sc. and M.A.Sc. in Mining Engineering in 1993 and 1997 respectively. I have practiced my profession continuously since 1996.

3.	I am a Professional Engineer registered with the Professional Engineers of Ontario (PEO).

4.	I have not received, nor do I expect to receive, any interest, directly or indirectly, in the El Dorado Project or securities of Pacific Rim Mining Corporation.

5.
I am not aware of any material fact or material change with respect to the subject matter of the pre-feasibility study, which is not reflected in the pre-feasibility study, the omission to disclose which makes the pre-feasibility study misleading.

6.	I am independent of the issuer as defined in Section 1.5 of National Instrument 43-101.

7.	I have not had any prior involvement with the property that is subject to the pre-feasibility study.

8.	I have read National Instrument 43-101 and Form 43-101F1 and the pre-feasibility study has been prepared in compliance with this Instrument and Form 43-101F1.

9.
SRK Consulting (US) Inc. was retained by Pacific Rim Mining Corporation to prepare an Independent Pre-feasibility Study for the El Dorado Project in El Salvador, in accordance with National Instrument 43-101. The following report is based on review of project files and the work completed by McIntosh Engineering.

10.	I was co-author of the report.

11.	I hereby consent to use of this report and our name in the preparation of a prospectus for submission to any Provincial regulatory authority.

Toronto, Canada	Sam GL Mah, P.Eng.
January, 2005	Senior Mining Engineer

CERTIFICATE AND CONSENT
To Accompany the Independent Pre-feasibility on the El Dorado Project, El Salvador,
January 2005

I, Nicholas Michael, residing at 6200 South Vivian St., Littleton Colorado 80127 USA do hereby certify that:

1.	I am a Principal Mineral Economist with the firm of SRK Consulting (US) Inc. with an office at 7175 West Jefferson Avenue, Suite 3000, Lakewood, Colorado 80235 USA.

2.
I am a graduate of the Colorado School of Mines with a BSc. in Mining Engineering, MBA. from Willamette University, Geo. H Atkinson Graduate School of Management in 1986, and have practiced my profession continuously since 1987;

3.	I am a member of the Society of Mining Engineers (SME);

4.	I have not received, nor do I expect to receive, any interest, directly or indirectly, in the securities of Pacific Rim Mining Corporation.

5.
I am not aware of any material fact or material change with respect to the subject matter of the pre-feasibility study, which is not reflected in the pre-feasibility study, the omission to disclose which makes the pre-feasibility study misleading.

6.	I am independent of the issuer as defined in Section 1.5 of National Instrument 43-101.

7.	I have not had any prior involvement with any property that is subject to the pre-feasibility study.

8.	I have read National Instrument 43-101 and Form 43-101F1 and the pre-feasibility study has been prepared in compliance with this Instrument and Form 43-101F1.

9.
SRK Consulting (US) Inc. was retained by Pacific Rim Mining Corporation to prepare an Independent Pre-feasibility Study for the El Dorado Project in El Salvador, in accordance with National Instrument 43-101. The following report is based on review of project files and the work completed by McIntosh Engineering.

10.	I was a co-author of the report.

11.	I hereby consent to use of this report and our name in the preparation of a prospectus for submission to any Provincial regulatory authority.

Denver, Colorado, USA	Nicholas Michael, MBA
January, 2005	Principal Mineral Economist

CERTIFICATE AND CONSENT
To Accompany the Independent Prefeasibility on the El Dorado Project, El Salvador,
January 2005

I, Alva Kuestermeyer, residing at 856 South Van Gordon Court, Lakewood, Colorado 80228, USA do hereby certify that:

1.	I am a Principal Metallurgist and Mineral Economist with the firm of SRK Consulting (US) Inc. with an office at 7175 West Jefferson Avenue, Suite 3000, Lakewood, Colorado 80235 USA.

2.
I am a graduate of the South Dakota School of Mines with a BSc. in Metallurgical Engineering, MSc in Mineral Economics from Colorado School of Mines, and have practiced my profession continuously since 1973;

3.	I am a member of the Society of Mining Engineers (SME);

4.	I have not received, nor do I expect to receive, any interest, directly or indirectly, in the securities of Pacific Rim Mining Corporation.

5.
I am not aware of any material fact or material change with respect to the subject matter of the pre- feasibility study, which is not reflected in the pre-feasibility study, the omission to disclose which makes the pre-feasibility study misleading.

6.	I am independent of the issuer as defined in Section 1.5 of National Instrument 43-101.

7.	I have not had any prior involvement with any property that is subject to the pre-feasibility study.

8.	I have read National Instrument 43-101 and Form 43-101F1 and the pre-feasibility study has been prepared in compliance with this Instrument and Form 43-101F1.

9.
SRK Consulting (US) Inc. was retained by Pacific Rim Mining Corporation to prepare an Independent Pre- feasibility Study for the El Dorado Project in El Salvador, in accordance with National Instrument 43-101. The following report is based on review of project files and the work completed by McIntosh Engineering.

10.	I was a co-author of the report.

11.	I hereby consent to use of this report and our name in the preparation of a prospectus for submission to any Provincial regulatory authority.

Denver, Colorado, USA	Alva Kuestermeyer
January, 2005	Principal Metallurgical Engineer/
Mineral Economist